DR PEPPER SNAPPLE GROUP, INC.

March 30, 2009

To our Stockholders:

We are pleased to invite you to attend the annual meeting of stockholders of Dr Pepper Snapple Group, Inc. to be held on Tuesday, May 19, 2009 at 10:00 a.m., local time, at the Dallas/Plano Marriott at Legacy Town Center, 7120 Dallas Parkway, Plano, Texas.

Details regarding the business to be conducted, information you should consider in casting your vote and how you may vote are more fully described in the accompanying notice of annual meeting and proxy statement.

This year, we are pleased to be using the new U.S. Securities and Exchange Commission rule that allows companies to furnish their proxy materials over the Internet. As a result, we are mailing to many of our stockholders a notice instead of a paper copy of this proxy statement and our 2008 Annual Report. The notice contains instructions on how to access those documents over the Internet. The notice also contains instructions on how each of those stockholders can receive a paper copy of our proxy materials, including this proxy statement, our 2008 Annual Report and a form of proxy card or voting instructions card. All stockholders who do not receive a notice will receive a paper copy of the proxy materials by mail.

Your vote is important. Whether or not you plan to attend the annual meeting, we hope you will vote as soon as possible.

Thank you for your ongoing support of Dr Pepper Snapple Group.

Sincerely,

Wayne R Sanders

Wayne R. Sanders
Chairman of the Board

Larry D. Young

Larry D. Young
President and Chief Executive Officer

DR PEPPER SNAPPLE GROUP, INC.

5301 Legacy Drive
Plano, Texas 75024

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date and Time: May 19, 2009, 10:00 a.m., Plano, Texas time

Place of Meeting: Dallas/Plano Marriott at Legacy Town Center
7120 Dallas Parkway
Plano, Texas 75024

Business to be conducted:

1. To elect Class I directors — Pamela H. Patsley, M. Anne Szostak, and Michael F. Weinstein to hold office for a three-year term and until their respective successors shall have been duly elected and qualified.

2. To consider and vote on the approval and adoption of the fiscal year Management Incentive Plan related to performance-based incentive compensation for certain of our executive officers.

3. To ratify the appointment of Deloitte & Touche as our independent registered public accounting firm for fiscal year 2009.

4. To consider and vote on the approval and adoption of the Omnibus Stock Incentive Plan of 2009.

5. To transact such other business as may properly come before the meeting.

Adjournments and Postponements: Any action on the business to be conducted may be considered at the date and time of the Annual Meeting as specified above or at any time or date to which the Annual Meeting may be properly adjourned and postponed.

Record Date: You are entitled to vote at the Annual Meeting if you were a stockholder of record as of the close of business on March 20, 2009.

Voting Rights: A holder of shares of our common stock is entitled to one vote, in person or by proxy, for each share of our common stock on all matters properly brought before the Annual Meeting.

YOUR VOTE IS VERY IMPORTANT.

Whether or not you plan to attend the Annual Meeting, we hope you will vote as soon as possible. You may vote your shares via a toll-free telephone number or over the Internet. If you received a paper copy of a proxy or voting instruction card by mail, you may submit your proxy or voting instruction card for the Annual Meeting by completing, signing, dating and returning your proxy or voting instruction card in the pre-addressed envelope provided. For specific instructions on how to vote your shares, please refer to the section entitled "Questions and Answers — How can I vote my shares without attending the Annual Meeting?" beginning on page 3 of the Proxy Statement.

This notice of Annual Meeting and Proxy Statement and form of proxy are being distributed on or about April 3, 2009.

By Order of the Board of Directors

James L. Baldwin, Jr.
Corporate Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL STOCKHOLDERS' MEETING TO BE HELD ON MAY 19, 2009

The Company's Proxy Statement and Annual Report to Security Holders for the fiscal year ended December 31, 2008 are available at www.proxyvote.com.

DR PEPPER SNAPPLE GROUP, INC.

5301 Legacy Drive
Plano, Texas 75024

PROXY STATEMENT
for
ANNUAL MEETING OF STOCKHOLDERS
To Be Held on May 19, 2009

GENERAL INFORMATION

QUESTIONS AND ANSWERS

Why did I receive this Proxy Statement?

This Proxy Statement is being made available to you over the Internet or paper copies of these materials are being delivered to you by mail as a stockholder of record, as of March 20, 2009, of Dr Pepper Snapple Group, Inc., a Delaware corporation (referred to in this Proxy Statement as the "Company," "we," "us" and "our"), in connection with the solicitation by our Board of Directors (referred to in this Proxy Statement as the "Board") of proxies to be voted at the Annual Meeting of Stockholders (referred to in this Proxy Statement as "Annual Meeting"). As a stockholder, you are invited to attend the Annual Meeting and are entitled to and are requested to vote on the items of business described in this Proxy Statement.

When and where is the Annual Meeting to be held?

The Annual Meeting will be held at Dallas/Plano Marriott at Legacy Town Center, 7120 Dallas Parkway, Plano, Texas 75024, on May 19, 2009, at 10:00 a.m., Plano, Texas time, or at any adjournments thereof, for the purposes stated in the Notice of Annual Meeting.

Internet Availability of Proxy Materials

Under rules recently adopted by the Securities and Exchange Commission ("SEC"), we are now primarily furnishing proxy materials to our stockholders on the Internet, rather than mailing paper copies of the materials (including our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 26, 2009) to each stockholder. If you received a notice regarding the availability of proxy materials (the "Notice") by mail or electronic mail, you will not receive a paper copy of these proxy materials unless you request one. Instead, the Notice will instruct you as to how you may vote your shares. The Notice will also instruct you as to how you may access your proxy card to vote over the Internet. If you received a Notice by mail or electronic mail and would like to receive a paper copy of our proxy materials, free of charge, please follow the instructions included in the Notice.

The Notice was mailed to our stockholders of record on the record date on or about April 3, 2009.

What information is contained in this Proxy Statement?

This Proxy Statement lets our stockholders know when and where we will hold the Annual Meeting. Additionally, this Proxy Statement:

- Includes information regarding the matters that will be discussed and voted on at the Annual Meeting, and
- Provides information about the Company that our stockholders should consider in order to make an informed decision at the Annual Meeting.

What should I do if I receive more than one Notice about the Internet availability of the proxy materials or more than one paper copy of the proxy materials?

You may receive more than one Notice (either by mail or electronic mail) or more than one paper or electronic copy of the proxy materials, including multiple paper copies of this Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate Notice or a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you may receive more than one Notice or more than one proxy card. If you hold your shares through a broker, bank, trustee or another nominee, rather than owning shares registered directly in their name, you are considered the beneficial owner of shares held in street name. As the beneficial owner, you are entitled to direct the voting of your shares by your intermediary. Your intermediary will forward the proxy materials to you with a voting instruction card or provide electronic access to the materials and to voting facilities. To vote all of your shares by proxy, you must complete, sign, date and return each proxy card and voting instruction card that you receive and vote over the Internet the shares represented by each Notice that you receive (unless you have requested and received a proxy card or voting instruction card for the shares represented by one or more of those Notices).

How may I obtain a copy of the Company's 2008 Form 10-K and other financial information?

Stockholders may request a free copy of our 2008 Annual Report, which includes our 2008 Form 10-K, from:

Dr Pepper Snapple Group, Inc.
Attn: Investor Relations
5301 Legacy Drive
Plano, Texas 75024

Alternatively, stockholders can access the 2008 Annual Report, which includes our 2008 Form 10-K and other financial information, on our Investor Center website at:

www.drpeppersnapplegroup.com

The Company also will furnish any exhibit to the 2008 Form 10-K if specifically requested.

What items of business will be voted on at the Annual Meeting?

The items of business scheduled to be voted on at the Annual Meeting are:

Proposal 1: A proposal to elect Class I directors — Pamela H. Patsley, M. Anne Szostak, and Michael F. Weinstein to hold office for a three-year term and until their respective successors shall have been duly elected and qualified.

Proposal 2: A proposal to consider and vote on the Management Incentive Plan for performance-based incentive compensation for certain of our executive officers.

Proposal 3: A proposal to ratify the appointment of Deloitte & Touche as our independent registered public accounting firm for fiscal year 2009.

Proposal 4: A proposal to consider and vote on the approval and adoption of the Omnibus Stock Incentive Plan of 2009.

We also will consider any other business that properly comes before the Annual Meeting.

How does the Board recommend that I vote?

Our Board recommends that you vote your shares **FOR** each of the nominees for election to the Board, **FOR** the approval and adoption of the Management Incentive Plan, **FOR** ratification of Deloitte & Touche as our independent registered public accounting firm for the 2009 fiscal year and **FOR** the approval and adoption of the Omnibus Stock Incentive Plan of 2009.

What shares can I vote at the Annual Meeting?

Our Board has fixed the close of business on March 20, 2009 as the record date for the Annual Meeting. Only holders of record of the outstanding shares of our common stock at the close of business on the record date are entitled to vote at the Annual Meeting or any adjournments thereof.

As of the close of business on the record date, we had outstanding 253,827,507 shares of common stock, $0.01 par value per share.

How can I vote my shares in person at the Annual Meeting?

Shares held in your name as the stockholder of record may be voted in person at the Annual Meeting. Shares for which you are the beneficial owner but not the stockholder of record may be voted in person at the Annual Meeting only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also vote by proxy as described below so that your vote will be counted if you later decide not to attend the meeting.

How can I vote my shares without attending the Annual Meeting?

Whether you hold shares directly as the stockholder of record or through a broker, trustee or other nominee as the beneficial owner, you may direct how your shares are voted without attending the Annual Meeting. There are three ways to vote by proxy:

By Internet — Stockholders who have received a Notice by mail may submit proxies over the Internet by following the instructions on the Notice. Stockholders who have received Notice by e-mail may submit proxies over the Internet by following the instructions included in the e-mail. Stockholders who have received a paper copy of a proxy card or voting instruction card by mail may submit proxies over the Internet by following the instructions on the proxy card or voting instruction card.

By Telephone — Stockholders of record who live in the United States or Canada may submit proxies by telephone by calling (800) 690-6903 and following the instructions. Stockholders of record who have received a Notice by mail must have the control number that appears on their Notice available when voting. Stockholders of record who received Notice by e-mail must have the control number included in the e-mail available when voting. Stockholders of record who have received a proxy card by mail must have the control number that appears on their proxy card available when voting. Most stockholders who are beneficial owners of their shares living in the United States or Canada and who have received a voting instruction card by mail may vote by phone by calling the number specified on voting instruction card provided by their broker, trustee or nominee. Those stockholders should check the voting instruction card for telephone voting availability.

By Mail — Stockholders who have received a paper copy of a proxy card or voting instruction card by mail may submit proxies by completing, signing and dating their proxy card or voting instruction card and mailing it in the accompanying pre-addressed envelope.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day and will close at 11:59 p.m. (EDT) on May 18, 2009. Votes cast by mail must be received in sufficient time to allow processing. Votes received by mail prior to the day of the meeting will be processed, but votes received the day of the meeting may not be processed depending on the time received. Shares represented by duly executed proxies in the accompanying form will be voted in accordance with the instructions indicated on such proxies or voter instruction forms, and, if no such instructions are indicated thereon, will be voted **FOR** each of the nominees for election to the Board, **FOR** the approval and adoption of the Management Incentive Plan, **FOR** ratification of Deloitte & Touche as our independent registered public accounting firm for the 2009 fiscal year and **FOR** the approval and adoption of the Omnibus Stock Incentive Plan of 2009.

How many shares must be present or represented to conduct business at the Annual Meeting?

The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of our common stock entitled to vote at the Annual Meeting or any adjournment thereof is necessary to constitute a quorum to transact business.

Abstentions and broker nonvotes (shares held by brokers or nominees as to which they have no discretionary power to vote on a particular matter and have received no instructions from the beneficial owners of such shares or persons entitled to vote on the matter) will be counted for the purpose of determining whether a quorum is present.

What is the voting requirement to approve each of the proposals?

Pursuant to our Bylaws, the vote of the holders of a majority of our common stock which has voting power present in person or represented by proxy and which has actually voted shall decide any proposal or question properly brought before the Annual Meeting. You may vote "FOR," "AGAINST" or "ABSTAIN" on any proposal, including with respect to each nominee for election as a director. In tabulating the voting results for each proposal, including the election of directors, only "FOR" and "AGAINST" votes will be counted. Abstentions and broker non-votes will not be counted as votes cast "FOR" or "AGAINST" any proposal. Consequently, for each nominee for director to be elected and for each of the other proposals to be approved, it will require that more votes be cast "FOR" the nominee or proposal than "AGAINST" the nominee or proposal.

What if I want to change my vote?

If the enclosed proxy or voter instruction form is signed and returned, you may, nevertheless, revoke it at any time prior to the Annual Meeting, at your pleasure, either by (i) your filing a written notice of revocation received by the person or persons named therein, (ii) your attendance at the Annual Meeting and voting the shares covered thereby in person, or (iii) your delivery of another duly executed proxy or voter instruction form dated subsequent to the date thereof to the addressee named in the enclosed proxy or voter instruction form.

How much will this solicitation cost, and who will pay for it?

The cost of preparing, assembling, printing and mailing this Proxy Statement and the enclosed proxy form and the cost of soliciting proxies related to the Annual Meeting will be borne by us. We will request banks and brokers to solicit their customers who are beneficial owners of shares of common stock listed of record in names of nominees, and will reimburse such banks and brokers for the reasonable out-of-pocket expenses for such solicitation.

Who will serve as inspector of elections?

The inspector of elections will be a representative from Broadridge Financial Solutions, Inc.

What happens if additional matters are presented at the Annual Meeting?

Other than the four items of business described in this Proxy Statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Larry D. Young, John O. Stewart and James L. Baldwin will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting. If for any reason any of our nominees is not available as a candidate for director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated by the Board.

PROPOSALS

Proposal 1: ELECTION OF DIRECTORS

Our Board is divided into three classes serving three-year terms. This year's nominees for re-election to the Board for a three-year term as Class I directors are *{ages are as of the date of the Annual Meeting}*:

Pamela H. Patsley

Ms. Patsley, age 52, has served as our director since April 2008. Ms. Patsley has served as Executive Chairman of the Board of MoneyGram International from January 2009 to present. (Ms. Patsley's position with MoneyGram is not full time, but requires a commitment of approximately 50% of her time.) Previously, Ms. Patsley served as Senior Executive Vice President of First Data Corporation from March 2000 to October 2007 and President of First Data International from May 2002 to October 2007. She retired from those positions in October 2007. From 1991 to 2000, she served as President and Chief Executive Officer of Paymentech, Inc., prior to its acquisition by First Data. Ms. Patsley also previously served as Chief Financial Officer of First USA, Inc. In addition to her Chairman's role at MoneyGram International, Ms. Patsley currently serves on the boards of directors of Molson Coors Brewing Company and Texas Instruments Incorporated.

M. Anne Szostak

Ms. Szostak, age 58, has served as our director since May 2008. Since June 2004, Ms. Szostak has served as President and Chief Executive Officer of Szostak Partners LLC, a consulting firm that advises executive officers on strategic and human resource issues. From 1998 until her retirement in 2004, she served as Executive Vice President and Corporate Director - Human Resources and Diversity of FleetBoston Financial Corporation. She also served as Chairman and Chief Executive Officer of Fleet Bank — Rhode Island from 2001 to 2003. Ms. Szostak currently is a director of Belo Corp., Tupperware Brands Corporation and Spherion Corporation.

Michael F. Weinstein

Mr. Weinstein, age 60, has served as a director since February 2009. Mr. Weinstein has served as Chairman and was the co-founder of INOV8 Beverage Company from January 2005 to present. Previously, Mr. Weinstein served as President of Liquid Logic Consulting from January 2004 to December 2004; and as President, Global Innovation and Business Development, for Cadbury Schweppes plc from January 2003 to December 2003. Mr. Weinstein currently serves on the board of directors of H.J. Heinz Company.

THE BOARD RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES FOR DIRECTOR SET FORTH ABOVE.

Proposal 2: APPROVAL AND ADOPTION OF MANAGEMENT INCENTIVE PLAN FOR PERFORMANCE-BASED INCENTIVE COMPENSATION FOR CERTAIN OF OUR EXECUTIVE OFFICERS

On February 11, 2009, our Board approved the Management Incentive Plan (the "Management Incentive Plan"), subject to the approval of our stockholders. The Management Incentive Plan is designed to attract and retain our employees and the employees of our subsidiaries and to stimulate the active interest of such persons in the development and financial success of the Company and its subsidiaries through the making of cash awards under the Management Incentive Plan based on the achievement of certain performance goals.

Section 162(m) of the Internal Revenue Code of 1986, as amended (referred to in this Proxy Statement as the "Code"), limits our tax deduction for expense in connection with compensation for our chief executive officer and certain other most highly-compensated executive officers for any fiscal year to the extent that the remuneration of such person exceeds $1 million during such fiscal year, excluding remuneration that qualifies as "performance-based compensation." Section 162(m) of the Code provides that in order for remuneration to be treated as qualified performance-based compensation, the material terms of the plan pursuant to which the performance-based compensation is paid must be disclosed to and approved by our stockholders. We intend that awards made under the Management Incentive Plan to our executive officers will be eligible for treatment as performance-based compensation under Section 162(m) of the Code.

General Summary of Terms of the Management Incentive Plan

The following is a summary of the material terms of the Management Incentive Plan. The full text of the Management Incentive Plan is attached to this Proxy Statement as Appendix A. Please refer to Appendix A for a more complete description of the terms of the Management Incentive Plan.

Eligibility. Employees included in the Management Incentive Plan are eligible for cash awards at the discretion of the Compensation Committee.

Administration. The Management Incentive Plan shall be administered by the Compensation Committee. Subject to the limitations in the Management Incentive Plan, the Compensation Committee shall have the power to:

- select the employees to be granted Performance Cash Awards (as defined in the Management Incentive Plan);
- determine the terms of Performance Cash Awards to be made to each participant;
- determine the time when Performance Cash Awards are to be granted and any conditions that must be satisfied before a Performance Cash Award is granted;
- establish objectives and conditions for earning Performance Cash Awards;
- determine the terms and conditions of award agreements and who must sign each award agreement;
- determine whether the conditions for earning a Performance Cash Award have been met and whether a Performance Cash Award will be paid at the end of an applicable performance period;
- modify the terms of Performance Cash Awards;
- determine if, when and under what conditions payment of all or any part of a Performance Cash Award may be deferred;
- determine whether the amount or payment of a Performance Cash Award should be reduced or eliminated;
- determine the guidelines and/or procedures for the payment of Performance Cash Awards;
- determine whether a Performance Cash Award should qualify, regardless of its amount, as deductible in its entirety for federal income tax purposes, including whether a Performance Cash Award granted to an executive officer should qualify as performance-based compensation;
- interpret and administer the Management Incentive Plan; including any instrument or agreement relating to, or award made under, the Management Incentive Plan;
- establish, amend, suspend, or waive such rules and guidelines set forth in the Management Incentive Plan;
- appoint such agents as it shall deem appropriate for the proper administration of the Management Incentive Plan; and
- make any other determination and take any other action that the Compensation Committee deems necessary or desirable for the administration of the Management Incentive Plan.

The Compensation Committee may also delegate its duties under the Management Incentive Plan to our chief executive officer and to other senior officers of the Company or to such other committee of the Board, except with respect to matters under Section 162(m) of the Code that are required to be determined or established by the Compensation Committee to provide Performance Cash Awards to executive officers as qualified "performance-based compensation." The Compensation Committee may delegate its duties under the Management Incentive Plan pursuant to such conditions or limitations as the Compensation Committee may establish.

Performance Cash Awards — 162(m) of the Code. Performance Cash Awards granted to executive officers that are intended to qualify as qualified performance-based compensation under Section 162(m) of the Code shall be paid on account of the achievement of one or more pre-established, objective performance goals. The performance goals are established and administered by the Compensation Committee in accordance with Section 162(m) of the Code prior to the earlier to occur of (x) 90 days after the commencement of the period of service to which the performance goal relates or (y) the lapse of 25% of the period of service (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain. A performance goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. Such a performance goal may be based on one or more business criteria that apply to an executive officer, one or more business units, divisions or sectors of the Company, or the Company as a whole, and if so desired by the Compensation Committee, by comparison with a peer group of companies. A performance goal may include one or more of the following and need not be the same for each executive officer:

- revenue and income measures (which include revenue, gross margin, income from operations, net income, net sales and earnings per share);
- expense measures (which include costs of goods sold, sales, general and administrative expenses and overhead costs);
- operating measures (which include volume, margin, breakage and shrinkage, productivity and market share);
- cash flow measures (which include net cash flow from operating activities and working capital);
- liquidity measures (which include earnings before or after the effect of certain items such as interest, taxes, depreciation and amortization, and free cash flow);
- leverage measures (which include equity ratio and net debt);
- market measures (including those relating to market price, stock price, total stockholder return and market capitalization measures);
- return measures (which include return on equity, return on assets and return on invested capital);
- corporate value measures (which include compliance, safety, environmental and personnel matters); and
- other measures such as those relating to acquisitions, dispositions or customer satisfaction.

Unless otherwise stated, such a performance goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo, performance relative to a peer group determined by the Compensation Committee or limiting economic losses (measured, in each case, by reference to specific business criteria).

It is our intent that the Management Incentive Plan comply with Section 162(m) of the Code, including, without limitation, Treasury Regulation § 1.162-27(e)(2)(i), as to grants to executive officers and the Compensation Committee in establishing such goals and interpreting the Management Incentive Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of performance goals applicable to a qualified Performance Cash Award to an executive officer, the Compensation Committee must certify in writing that applicable performance goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any qualified Performance Cash Awards made to executive officers pursuant to the Management Incentive Plan shall be determined by the Compensation Committee to the extent permitted under Section 162(m) of the Code.

The Compensation Committee may adjust the performance goals (either up or down) and the level of the Performance Cash Award that a participant may earn under the Management Incentive Plan, to the extent permitted pursuant to Section 162(m) of the Code, if it determines that the occurrence of external changes or other unanticipated business conditions have materially affected the fairness of the performance goals and have unduly influenced our ability to meet them, including, without limitation, events such as material acquisitions, changes in the capital structure of the Company, and extraordinary accounting changes. In addition, performance goals and Performance Cash Awards shall be calculated without regard to any changes in accounting standards that may be required by the Financial Accounting Standards Board (referred to in this Proxy Statement as "FASB") after such performance goals are established. Further, in the event a period of service to which a performance goal relates is less than 12 months, the Compensation Committee shall have the right, in its sole discretion, to adjust the performance goals and the level of Performance Cash Award opportunity.

Cash Award Limitation. The Management Incentive Plan limits the amount payable to any participant in respect of any one-year period to $5,000,000.

Amendment, Modification, Suspension or Termination. Our Board or the Compensation Committee may amend, modify, suspend or terminate the Management Incentive Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that (i) no amendment or alteration may be made that will materially adversely affect the rights of any participant under any Performance Cash Award previously granted to such participant without the consent of such participant and (ii) no amendment or alteration shall be effective prior to its approval by the stockholders of the Company to the extent stockholder approval is otherwise required by applicable legal requirements.

Adjustments. In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Board may make such adjustments to Performance Cash Awards or other provisions for the disposition of awards as it deems equitable, and shall be authorized, in its sole discretion, (i) to provide for the substitution of a new Performance Cash Award or other arrangement (which, if applicable, may be exercisable for such property or stock as the Board determines) for a Performance Cash Award or the assumption of the Performance Cash Award, (ii) to provide, prior to the transaction, for the acceleration of the vesting of the Performance Cash Award or (iii) to cancel any such Performance Cash Awards and to deliver to the participants cash in an amount that the Board shall determine in its sole discretion.

Section 409A of the Code. It is our intent that the payment of Performance Cash Awards under the Management Incentive Plan shall satisfy the short-term deferral exclusion from Section 409A of the Code, unless deferred, in which case the Performance Cash Award shall be subject to the terms of our Supplemental Savings Plan, which is designed to be in compliance with Section 409A of the Code.

Term. The Management Incentive Plan will be effective upon approval by the stockholders and will continue in effect for a term of 10 years. However, the Board can take action to terminate the Management Incentive Plan prior to the end of the 10 year term.

The affirmative vote of the holders of our common stock having a majority of the voting power eligible to vote and voting, either in person or by proxy, at the Annual Meeting will be required to approve the Management Incentive Plan.

THE BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE FISCAL YEAR MANAGEMENT INCENTIVE PLAN FOR OUR EXECUTIVE OFFICERS.

Proposal 3: RATIFICATION OF DELOITTE & TOUCHE AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2009

Deloitte & Touche has been selected by the Audit Committee as our independent registered public accounting firm for fiscal year 2009, subject to ratification by the stockholders. Deloitte & Touche was also our independent registered public accounting firm for fiscal year 2008. A representative of Deloitte & Touche is expected to be present at the Annual Meeting. That representative will have an opportunity to make a statement, if desired, and will be available to respond to appropriate questions.

We are asking our stockholders to ratify the appointment of Deloitte & Touche as our registered independent public accounting firm as a matter of good corporate governance even though ratification is not required by our Bylaws, other governing documents or otherwise. If our stockholders fail to ratify the appointment, the Audit Committee will reconsider whether or not to retain Deloitte & Touche as our independent registered public accounting firm for fiscal year 2009. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during fiscal year 2009 if it is determined that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of shares of our common stock having a majority of the voting power eligible to vote and voting, either in person or by proxy, at the Annual Meeting will be required to ratify the appointment of Deloitte & Touche.

Independent Registered Public Accounting Firm's Fees

Fees for professional services provided by our independent registered public accounting firm in each of the last two fiscal years, in each of the following categories, were as follows:

	2008	2007
	(in 000's)	
Audit Fees	$4,476(1)	$9,052(2)
Audit-Related Fees	—	287(3)
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$4,476	$9,339

(1) Audit Fees primarily relate to auditing of our 2008 consolidated financial statements, assistance and review of our S-4 and S-8 registration statements and statutory audits in Mexico.

(2) Audit Fees primarily relate to auditing of our 2007, 2006 and 2005 combined financial statements for stand-alone reporting purposes, assistance with and review of our Form 10, comfort letters, consents and statutory audits in Mexico.

(3) Audit-Related Fees consist of tax accounting services related to our implementation of FIN 48.

The Audit Committee has approved all of our independent registered public accounting firm's engagements and fiscal year 2008 fees presented above. All audit and non-audit services provided to us by our independent registered public accounting firm are required to be pre-approved by the Audit Committee in accordance with the policies and procedures set forth in the current Audit Committee Charter, which is attached hereto as Appendix B.

THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF DELOITTE & TOUCHE AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2009.

Proposal 4: APPROVAL AND ADOPTION OF THE OMNIBUS STOCK INCENTIVE PLAN OF 2009

Our Board adopted the Omnibus Stock Incentive Plan of 2009 (the "2009 Stock Plan") on February 11, 2009, subject to stockholder approval. The 2009 Stock Plan is intended to replace our Omnibus Stock Incentive Plan of 2008 (the "2008 Stock Plan"), which originally was approved by our stockholders in May 2008. At the time our Board approved the 2009 Stock Plan, the Board determined that, if the 2009 Stock Plan were approved by the stockholders, then no new grants would be made under the 2008 Stock Plan. Pursuant to the terms of the 2008 Stock Plan, any award already granted under the 2008 Stock Plan as of May 19, 2009, shall remain in full force and effect, as if the 2008 Stock Plan had not been amended or terminated. The 2009 Stock Plan is designed to attract and retain employees and consultants of the Company and its subsidiaries, to attract and retain qualified non-employee directors of the Company, to encourage the sense of proprietorship of such employees, consultants and non-employee directors and to stimulate the active interest of such persons in the development and financial success of the Company and its subsidiaries.

General Summary of Terms of the 2009 Stock Plan

The following is a summary of the material terms of the 2009 Stock Plan. The full text of the 2009 Stock Plan is attached to this Proxy Statement as Appendix C. Please refer to Appendix C for a more complete description of the terms of the 2009 Stock Plan.

Eligibility. Any officers, employees, non-employee directors or consultants who perform services for us or our subsidiaries who are selected by our Compensation Committee may participate in the 2009 Stock Plan.

Shares Available for Awards. Under the 2009 Stock Plan, there are an aggregate of 20,000,000 shares of our common stock available for awards (referred to in this Proposal 4 as "Award" or "Awards"). Up to 12,000,000 shares of the aggregate number of shares that are available for Awards may be issued as Awards that are not Options (as described below) or Stock Appreciation Rights (as described below). Up to 1,000,000 shares of the aggregate number of shares available for Awards may be granted as Incentive Options (as described below). The number of shares of common stock available for issuance under the 2009 Stock Plan shall be reduced by the number of shares applicable to an Award, unless the Award terms do not permit settlement in shares of our common stock. Shares tendered by a participant that are withheld as full or partial payment of withholding or other taxes or as payment for the exercise or conversion price of an Award shall not be added back to the number of shares available for issuance under the 2009 Stock Plan. Shares related to an Award (or portion thereof) that expires, is cancelled, is terminated, or is settled in cash (all without having been exercised or payment having been made in the form of shares of our common stock) shall be added back to the number of shares of our common stock available for issuance under the 2009 Stock Plan. Shares of our common stock underlying Awards granted through the assumption of, or in substitution for, outstanding Awards previously granted to individuals who become employees of the Company as a result of a merger, consolidation, acquisition or other corporate transaction involving the Company shall not, unless required by law or regulation, count against the reserve of shares available for issuance. Awards valued by reference to common stock that may be settled in equivalent cash value will count as shares of common stock delivered to the same extent as if the Award were settled in shares of common stock.

Administration. The 2009 Stock Plan will be administered by the Compensation Committee, which will have full and final authority to select persons to receive Awards and establish the terms of such Awards, unless such authority is specifically reserved to our Board in the 2009 Stock Plan or such other committee of the Board as may be designated by the Board. Subject to that limitation and the other limitations in the 2009 Stock Plan, the Compensation Committee shall have the power to:

- select the employees, consultants and non-employee directors to be granted Awards under the 2009 Stock Plan;
- determine the terms of Awards to be made to each participant;
- determine the time when Awards are to be granted and any conditions that must be satisfied before an Award is granted;
- establish objectives and conditions for earning Awards;
- determine the terms and conditions of Award agreements (which shall not be inconsistent with the 2009 Stock Plan) and who must sign each Award agreement;
- determine whether the conditions for earning an Award have been met and whether a performance Award will be paid at the end of an applicable performance period;
- modify the terms of Awards;
- determine if, when and under what conditions payment of all or any part of an Award may be deferred;
- determine whether the amount or payment of an Award should be reduced or eliminated;
- determine the guidelines and/or procedures for the payment or exercise of Awards; and
- determine whether a performance Award should qualify, regardless of its amount, as deductible in its entirety for federal income tax purposes, including whether a performance Award granted to an executive officer should qualify as performance-based compensation.

The Compensation Committee may also delegate its authority under the 2009 Stock Plan to the chief executive officer and to other senior officers of the Company or to such other committee of the Board, its duties under the 2009 Stock Plan pursuant to such conditions or limitations as the Compensation Committee may establish.

Prohibition on Repricing of Awards. The terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Options or Stock Appreciation Rights nor may outstanding Options or Stock Appreciation Rights be cancelled, exchanged, substituted, bought out or surrendered in exchange for cash, other awards or Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Options or Stock Appreciation Rights, unless (i) approved by the stockholders or (ii) in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares).

Effective Date; Plan Termination. The 2009 Stock Plan will become effective as of the date of approval by the stockholders. No Award may be granted under the 2009 Stock Plan more than 10 years after the date it becomes effective.

Awards. Each Award shall be embodied in an Award agreement, which shall contain such terms, conditions and limitations as shall be determined by the Compensation Committee in its sole discretion. Under the 2009 Stock Plan, the following Awards may be granted:

Option. An Option awarded pursuant to the 2009 Stock Plan may consist of an Incentive Option or a Nonqualified Option. Incentive Options may not be awarded to non-employee directors. The price at which shares of common stock may be purchased upon the exercise of an Option shall be not less than the fair market value of the common stock on the date of grant. The term of an Option shall not exceed ten years from the date of grant.

Stock Appreciation Right. The strike price for a Stock Appreciation Right shall not be less than the fair market value of the common stock on the date on which the Stock Appreciation Right is granted. The term of a Stock Appreciation Right shall not exceed ten years from the date of grant.

Stock Award. Any Stock Award which is not a Performance Award shall have a minimum restriction period of three years from the date of grant, provided that (i) the Compensation Committee may provide for earlier vesting following a change of control or other specified event involving the Company or upon an employee's termination of employment by reason of death, disability or retirement, (ii) such three-year minimum restricted period shall not apply to a Stock Award that is granted in lieu of salary or bonus, and (iii) vesting of a Stock Award may occur incrementally over the three-year minimum restricted period; provided, that up to 1,200,000 shares of common stock shall be available for issuance as Stock Awards having a time-based restriction period of less than three years but not less than one year.

Performance Award. The terms, conditions and limitations applicable to any Performance Awards granted to participants pursuant to the 2009 Stock Plan shall be determined by the Compensation Committee, subject to the limitations specified below. Any Stock Award which is a Performance Award shall have a minimum restriction period of one year from the date of grant; provided, that the Compensation Committee may provide for earlier vesting following a change of control or other specified event involving the Company, or upon a termination of employment by reason of death, disability or retirement, or termination of service subject to the limitations specified below. The Compensation Committee shall set performance goals in its sole discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the participant and/or the portion of an Award that may be exercised.

Nonqualified Performance Awards. Performance Awards granted to employees or non-employee directors that are not intended to qualify as qualified performance-based compensation under Section 162(m) of the Code shall be based on achievement of such performance goals and be subject to such terms, conditions and restrictions as the Compensation Committee or its delegate shall determine.

Qualified Performance Awards. Performance Awards granted to executive officers under the 2009 Stock Plan that are intended to qualify as qualified performance-based compensation under Section 162(m) of the Code shall be paid, vested or otherwise deliverable solely on account of the achievement of one or more pre-established, objective performance goals. The performance goals are established and administered by the Compensation Committee in accordance with Section 162(m) of the Code prior to the earlier to occur of (i) 90 days after the commencement of the period of service to which the performance goal relates or (ii) the lapse of 25% of the period of service (as scheduled in good faith at the time the goal is established), and in any event, while the outcome is substantially uncertain. A performance goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. Such a performance goal may be based on one or more business criteria that apply to an executive officer, one or more business units, divisions or sectors of the Company, or the Company as a whole, and if so desired by the Compensation Committee, by comparison with a peer group of companies. A performance goal may include one or more of the following and need not be the same for each executive officer:

- revenue and income measures (which include revenue, gross margin, income from operations, net income, net sales and earnings per share);
- expense measures (which include costs of goods sold, selling, general and administrative expenses and overhead costs);
- operating measures (which include volume, margin, breakage and shrinkage, productivity and market share);
- cash flow measures (which include net cash flow from operating activities and working capital);
- liquidity measures (which include earnings before or after the effect of certain items such as interest, taxes, depreciation and amortization, and free cash flow);
- leverage measures (which include debt-to-equity ratio and net debt);
- market measures (which include market share, stock price, total stockholder return and market capitalization measures);
- return measures (which include return on equity, return on assets and return on invested capital);
- corporate value measures (which include compliance, safety, environmental and personnel matters); and
- other measures such as those relating to acquisitions, dispositions or customer satisfaction.

Unless otherwise stated, such a performance goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo, performance relative to a peer group determined by the Compensation Committee or limiting economic losses (measured, in each case, by reference to specific business criteria). In interpreting 2009 Stock Plan provisions applicable to performance goals and Qualified Performance Awards, it is the intent of the 2009 Stock Plan to conform with Section 162(m) of the Code, including, without limitation, Treasury Regulation § 1.162-27(e)(2)(i), as to grants to executive officers and the Compensation Committee in establishing such goals and interpreting the 2009 Stock Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of performance goals applicable to qualified Performance Awards, the Compensation Committee must certify in writing that applicable performance goals and any of the material terms thereof were, in fact, satisfied.

The Compensation Committee shall adjust the performance goals (either up or down) and the level of the Performance Award that a participant may earn under the 2009 Stock Plan, to the extent permitted pursuant to Section 162(m) of the Code, if it determines that the occurrence of external changes or other unanticipated business conditions have materially affected the fairness of the goals and have unduly influenced our ability to meet them, including without limitation, events such as material acquisitions, changes in the capital structure of the Company, and extraordinary accounting changes. In addition, performance goals and Performance Awards shall be calculated without regard to any changes in accounting standards that may be required by the FASB after such performance goals are established. Further, in the event a period of service to which a performance goal relates is less than twelve months, the Compensation Committee shall have the right, in its sole discretion, to adjust the performance goals and the level of Performance Award opportunity.

Stock-based Award Limitations. Notwithstanding anything to the contrary contained in the 2009 Stock Plan, the following limitations shall apply to Awards: no participant may be granted, during any one-year period, Awards consisting of Options or Stock Appreciation Rights that are exercisable for more than 3,000,000 shares of common stock; and no participant may be granted, during any one-year period, Stock Awards covering or relating to more than 1,000,000 shares of common stock. (Such limitations are referred to in this Proposal 4 as "Stock-based Award Limitations.")

Taxes. The Company shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of common stock under the 2009 Stock Plan, an appropriate amount of cash or number of shares of common stock or a combination thereof for payment of taxes required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. The Compensation Committee may also permit withholding to be satisfied by the transfer to the Company of shares of common stock theretofore owned by the holder of the Award with respect to which withholding is required. If shares of common stock are used to satisfy tax withholding, such shares shall be valued based on the fair market value when the tax withholding is required to be made.

Amendment, Modification, Suspension or Termination. The Board or the Compensation Committee may amend, modify, suspend or terminate the 2009 Stock Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that (i) no amendment or alteration that would materially adversely affect the rights of any participant under any Award previously granted to such participant shall be made without the consent of such participant and (ii) no amendment or alteration shall be effective prior to its approval by the stockholders of the Company to the extent stockholder approval is otherwise required by applicable legal requirements.

Adjustments. The existence of outstanding Awards shall not effect in any manner the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the common stock) or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated in the 2009 Stock Plan. In the event of any subdivision or consolidation of outstanding shares of common stock, declaration of a dividend payable in shares of common stock or other stock split, then (i) the number of shares of common stock reserved under the 2009 Stock Plan, (ii) the number of shares of common stock covered by outstanding Awards in the form of common stock or units denominated in common stock, (iii) the exercise or other price in respect of such Awards, (iv) the Stock-based Award Limitations, (v) the number of shares of common stock covered by Awards to non-employee directors granted pursuant to the 2009 Stock Plan, and (vi) the appropriate fair market value and other price determinations for such Awards shall each be proportionately adjusted by the Board to reflect such transaction. In the event of any other recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting the common stock or any distribution to holders of common stock or securities or property (other than normal cash dividends or dividends payable in common stock), the Board shall make appropriate adjustments to (i) the number of shares of common stock covered by Awards in the form of common stock or units denominated in common stock, (ii) the exercise or other price in respect of such Awards, (iii) the appropriate fair market value and other price determinations for such Awards, (iv) the number of shares of common stock covered by Awards to non-employee directors automatically granted pursuant to the 2009 Stock Plan and (v) the Stock-based Award Limitations, to give effect to such transaction shall each be proportionately adjusted by the Board to reflect such transaction; provided that such adjustments shall only be such as are necessary to maintain the proportionate interest of the holders of the Awards and preserve, without exceeding, the value of such Awards.

In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Board may make such adjustments to Awards or other provisions for the disposition of Awards as it deems equitable, and shall be authorized, in its sole discretion, (i) to provide for the substitution of a new Award or other arrangement (which, if applicable, may be exercisable for such property or stock as the Board determines) for an Award or the assumption of the Award, regardless of whether in a transaction to which Section 424(a) of the Code applies, (ii) to provide, prior to the transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, the Award and, if the transaction is a cash merger, provide for the termination of any portion of the Award that remains unexercised at the time of such transaction or (iii) to cancel any such Awards and to deliver to the participants cash in an amount that the Board shall determine in its sole discretion is equal to the fair market value of such Awards on the date of such event, which in the case of Options or Stock Appreciation Rights shall be the excess of the fair market value of common stock on such date over the exercise price of an Award (for the avoidance of doubt, if the exercise price is less than fair market value, the Option or Stock Appreciation Right may be canceled for no consideration).

Section 409A of the Code. All Awards under the 2009 Stock Plan are intended either to be exempt from, or to comply with the requirements of Section 409A of the Code, and the 2009 Stock Plan and all Awards shall be interpreted and operated in a manner consistent with that intention. Notwithstanding anything in the 2009 Stock Plan to the contrary, if any 2009 Stock Plan provision or Award under the 2009 Stock Plan would result in the imposition of an applicable tax under Section 409A of the Code, that 2009 Stock Plan provision or Award shall be reformed to avoid imposition of the applicable tax and no such action shall be deemed to adversely affect the participant's rights to an Award.

Registration with the SEC

We intend to file a Registration Statement on Form S-8 relating to the issuance of our common stock under the 2009 Stock Plan with the SEC pursuant to the Securities Act of 1933, as amended, as soon as is practicable after approval of the 2009 Stock Plan by our stockholders.

The affirmative vote of the holders of our common stock having a majority of the voting power eligible to vote and voting, either in person or by proxy, at the Annual Meeting will be required to approve the 2009 Stock Plan.

THE BOARD RECOMMENDS A VOTE "FOR" THE APPROVAL AND ADOPTION OF THE OMNIBUS STOCK INCENTIVE PLAN OF 2009.

BOARD OF DIRECTORS

Biographical Information

In addition to the persons who are standing for re-election as Class I directors (whose biographical information is included in Proposal 1 above), the following is a biographical summary of our other directors *(ages are as of the date of the Annual Meeting)*:

Wayne R. Sanders, age 61, has served as our Chairman of our Board and chairman of the Corporate Governance and Nominating Committee since May 2008. Mr. Sanders served as the Chairman and the Chief Executive Officer of Kimberly-Clark Corporation from 1992 until his retirement in 2003. Mr. Sanders currently serves on the boards of directors of Texas Instruments Incorporated and Belo Corp. He previously served on the board of directors of Adolph Coors Company. Mr. Sanders is also a National Trustee and Governor of the Boys & Girls Club of America and was a member of the Marquette University Board of Trustees from 1992 to 2007, serving as Chairman from 2001 to 2003.

Larry D. Young, President and Chief Executive Officer and Director, age 54, has served as a director since October 2007. Mr. Young has served as our President and Chief Executive Officer since October 2007. Mr. Young joined Cadbury Schweppes Americas Beverages as President and Chief Operating Officer of the Bottling Group segment and Head of Supply Chain in 2006 after our acquisition of DPSUBG, where he had been President and Chief Executive Officer since May 2005. From 1997 to 2005, Mr. Young served as President and Chief Operating Officer of Pepsi-Cola General Bottlers, Inc. and Executive Vice President of Corporate Affairs at PepsiAmericas, Inc.

John L. Adams, age 64, has served as our director since April 2008. Mr. Adams served as Executive Vice President of Trinity Industries, Inc. from January 1999 to June 2005 and held the position of Vice Chairman from July 2005 to March 2007. Prior to joining Trinity Industries, Mr. Adams spent 25 years in various positions with Texas Commerce Bank, N.A. and its successor, Chase Bank of Texas, National Association. From 1997 to 1998, he served as Chairman and Chief Executive Officer of Chase Bank of Texas. Mr. Adams currently serves on the boards of directors of Trinity Industries, Inc. and Group 1 Automotive, Inc., where he has served as chairman since April 2005. He previously served on the boards of directors of American Express Bank Ltd. and Phillips Gas Company.

Terence D. Martin, age 66, has served as our director and chairman of the Audit Committee since April 2008. Mr. Martin served as Senior Vice President and Chief Financial Officer of Quaker Oats Company from 1998 until his retirement in 2001. From 1995 to 1998, he was Executive Vice President and Chief Financial Officer of General Signal Corporation. Mr. Martin was Chief Financial Officer and Member of the Executive Committee of American Cyanamid Company from 1991 to 1995 and served as Treasurer from 1988 to 1991. Since 2002, Mr. Martin has served on the board of directors of Del Monte Foods Company.

Ronald G. Rogers, age 60, has served as our director since May 2008. Mr. Rogers served in various positions with Bank of Montreal between 1972 and 2005. From 2002 until his retirement in 2005, he served as Deputy Chair, Enterprise Risk & Portfolio Management, BMO Financial Group, and from 1994 to 2002, he served as Vice Chairman, Personal & Commercial Client Group.

Jack L. Stahl, age 56, has served as our director and chairman of the Compensation Committee since May 2008. Mr. Stahl served as Chief Executive Officer and President of Revlon, Inc. from February 2002 until his retirement in September 2006. From February 2000 to March 2001, he served as President and Chief Operating Officer of The Coca-Cola Company and previously served as Group President of The Coca-Cola Company's Americas Group and as Chief Financial Officer of The Coca-Cola Company. Mr. Stahl currently serves on the board of directors of Schering-Plough Corporation and Delhaize Group.

In addition to the above, Mr. John O. Stewart served on our Board from the date of incorporation, but is not standing for re-election at this meeting. Mr. Stewart continues to serve as our Chief Financial Officer and his biographical information is included on page 20 of this Proxy Statement, along with the other members of our executive leadership team.

Director's Compensation

Non-employee directors receive compensation from us for their services on our Board or its committees. Executive directors do not receive compensation for their services as a director. In 2008 we compensated our non-employee directors as follows: an annual cash retainer of $100,000 and an annual equity grant of restricted stock units with a value of $100,000. In addition, the chairperson of the Audit Committee and the Compensation Committee received an annual equity grant of restricted stock units with a value of $30,000 and $25,000, respectively. All of the restricted stock units vest three years from the date of grant.

Mr. Sanders, as Chairman, was entitled to an annual cash retainer of $100,000. Mr. Sanders also received an annual equity grant of restricted stock units with a value of $200,000 which vests three years from the date of grant. In addition, in recognition of Mr. Sanders' services to us in connection with the separation, he received a one-time founders' equity grant of restricted stock units with a value of $900,000 which vests in equal amounts on each of the first, second and third anniversary of the date of grant.

Director Compensation paid in 2008 was as follows:

Director Compensation in 2008

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Wayne R. Sanders	100,000	239,865	—	—	—	—	339,865
Terence D. Martin	100,000	28,348	—	—	—	—	128,348
Jack L. Stahl	100,000	27,258	—	—	—	—	127,258
Ronald G. Rogers	100,000	21,805	—	—	—	—	121,805
John L. Adams	100,000	21,805	—	—	—	—	121,805
Pamela H. Patsley	100,000	21,805	—	—	—	—	121,805
M. Anne Szostak	100,000	21,805	—	—	—	—	121,805

(1) Of the amounts paid in 2008, $75,000 is for director compensation earned in the fiscal year ending December 31, 2008 and the remaining $25,000 was paid for the first quarter of 2009.

(2) The amounts reported in the Stock Awards column reflect the expense associated with each respective director's restricted stock units under the 2008 Stock Plan, calculated in accordance with the provisions of FASB Statement of Financial Accounting Standards No. 123 (revised 2004), "Share Based Payment" ("SFAS 123(R)"). Even though the restricted stock units may be forfeited, the amounts reported do not reflect this contingency.

At December 31, 2008 (i) Mr. Sanders held restricted stock units equal to 43,374 shares, of which 11,829 shares vest and are issuable on May 7, 2009, 11,829 shares vest and are issuable on May 7, 2010 and 19,716 shares vest and are issuable on May 7, 2011; (ii) Mr. Martin held restricted stock units equal to 5,126 shares, all of which vest and are issuable on May 7, 2011; (iii) Mr. Stahl held restricted stock units equal to 4,929 shares, all of which vest and are issuable on May 7, 2011; and (iv) each of Mr. Adams, Ms. Patsley, Mr. Rogers, and Ms. Szostak held restricted stock units equal to 3,943 shares, all of which vest and are issuable on May 7, 2011. Also, at December 31, 2008 Mr. Adams owned and held 20,000 shares of our common stock.

Based on a study performed by an independent consultant, the Compensation Committee has recommended and the Board has approved the same levels of compensation (other than the one-time founders' equity grant of restricted stock units to Mr. Sanders) for our non-employee directors in fiscal year 2009.

Corporate Governance

Corporate Governance Guidelines

On February 10, 2009, our Board adopted revised Corporate Governance Guidelines. The Corporate Governance Guidelines include, among other things:

- formation of an Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee comprised solely of independent directors;
- Board requirement to annually assess the performance of the Chief Executive Officer;
- Board stewardship of our Code of Business Conduct and Ethics and Insider Trading Policy;
- assessment of Board and director performance;
- power to retain outside advisors; and
- Categorical Standards of Director Independence.

Our Corporate Governance Guidelines are attached hereto as Appendix D and are available on our website at www.drpeppersnapplegroup.com under the Investor Center and Corporate Governance captions. Our Corporate Governance Guidelines are also available free of charge to any stockholder upon written request to 5301 Legacy Drive, Plano, Texas 75024, Attention: James L. Baldwin, Jr., Corporate Secretary.

Director Independence

In connection with the adoption of the Corporate Governance Guidelines, our Board adopted our Categorical Standards of Director Independence, which are attached as Annex A to our Corporate Governance Guidelines. The Categorical Standards of Director Independence are consistent with the independence standards set forth in Section 303A.02 of the NYSE Listing Standards. The Board has made an affirmative determination that Mr. Sanders, Mr. Adams, Mr. Martin, Ms Patsley, Mr. Rogers, Mr. Stahl and Ms. Szostak are independent and have no material relationship with the Company.

Board Committees and Meetings

We have three standing committees of our Board, including the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee. These Board committees were formed prior to our spin-off from Cadbury Schweppes, plc ("Cadbury"), which occurred on May 7, 2008. (See "Compensation Discussion and Analysis — Overview" on page 23 of this Proxy Statement.) The charters for each committee are available on our website at www.drpeppersnapplegroup.com under the Investor Center and Corporate Governance captions.

Audit Committee

Since its formation, the Audit Committee has consisted of three independent directors — Mr. Martin (Chairman), Mr. Adams and Ms. Patsley. Mr. Martin has served as Chairman since formation of the Audit Committee. All of such Audit Committee members are independent as defined in the current New York Stock Exchange listing standards. Upon consideration of the attributes of an audit committee financial expert as set forth in Section 401(h) of Regulation S-K promulgated by the SEC, our Board determined that each of the members of the Audit Committee possess those attributes through their experience and each was designated as an Audit Committee Financial Expert and each is "independent" as that term is defined in Item 7(d)(3)(iv)(A) of Schedule 14A under the Securities Exchange Act of 1934.

The Audit Committee of our Board is responsible for:

- appointment of independent auditors and monitoring their performance, qualifications and independence;
- reviewing the quality and integrity of our financial statements and disclosures;
- monitoring our system of internal controls;
- monitoring the performance of our corporate audit department; and
- monitoring our compliance with legal and regulatory requirements.

The Audit Committee has selected Deloitte & Touche as our independent registered public accounting firm for fiscal year 2009, subject to ratification by our stockholders. The Audit Committee operates under a written charter that was adopted by our Board on April 24, 2008, a copy of which is attached hereto as Appendix B and is available on our website at www.drpeppersnapplegroup.com under the Investor Center and Corporate Governance captions. Our Audit Committee Charter is also available free of charge to any stockholder upon written request to 5301 Legacy Drive, Plano, Texas 75024, Attention: James L. Baldwin, Jr., Corporate Secretary. The Report of the Audit Committee for fiscal year 2008 is included in this Proxy Statement on page 45.

Compensation Committee

Since its formation, the Compensation Committee has consisted of three independent directors — Mr. Stahl (Chairman), Mr. Rogers and Ms. Szostak. Mr. Stahl served as the Chairman of the Compensation Committee since its formation. All of such Compensation Committee members are independent as defined in the current New York Stock Exchange listing standards. The Compensation Committee is responsible for:

- setting the compensation of our Chief Executive Officer, after consideration of the Board's evaluation of the performance of our Chief Executive Officer;
- determining the compensation levels of our other executive officers, after consultation with our Chief Executive Officer;
- approving and administering our executive compensation program;
- administering our equity-based and incentive compensation plans;
- overseeing regulatory compliance with Section 162(m) of the Code to maximize deductibility of compensation paid; and
- reviewing and discussing with management our Compensation Discussion and Analysis for inclusion in our proxy statement or annual report, in accordance with applicable regulations.

A copy of the restated Compensation Committee Charter was approved by our Board on April 24, 2008 and is available on our website at www.drpeppersnapplegroup.com under the Investor Center and Corporate Governance captions and is also attached to this Proxy Statement as Appendix E. Our Compensation Committee Charter is also available free of charge to any stockholder upon written request to 5301 Legacy Drive, Plano, Texas 75024, Attention: James L. Baldwin, Jr., Corporate Secretary. The Report of the Compensation Committee for fiscal year 2008 is included in this Proxy Statement beginning on page 29.

Corporate Governance and Nominating Committee

Since its formation, the Corporate Governance and Nominating Committee has consisted of three independent directors — Mr. Sanders (Chairman), Mr. Martin and Mr. Stahl. Mr. Sanders has served as the Chairman of the Corporate Governance and Nominating Committee since its formation. The Corporate Governance and Nominating Committee is responsible for:

- assisting the Board by identifying individuals qualified to become members of the Board and recommending to the Board candidates to stand for election at the next annual meeting of stockholders;
- recommending committee assignments after consultation with the Chairman;
- assessing and reporting to the Board as to the independence of each director;
- monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies; and
- leading the Board in its annual performance self-evaluation and evaluation of management, including establishing criteria to be used in connection with such evaluation.

On April 24, 2008, our Board approved the Corporate Governance and Nominating Committee Charter, a copy of which is available on our website at www.drpeppersnapplegroup.com under the Investor Center and Corporate Governance captions and is attached to this Proxy Statement as Appendix F. Our Corporate Governance and Nominating Committee Charter is also available free of charge to any stockholder upon written request to 5301 Legacy Drive, Plano, Texas 75024, Attention: James L. Baldwin, Jr., Corporate Secretary.

In fiscal year 2008, the Corporate Governance and Nominating Committee considered our current directors and other candidates to fill the slate of nominees for election to our Board. Based on an evaluation of the background, skills and areas of expertise represented by the various candidates against the qualifications for directors set forth in our Corporate Governance Guidelines and our current requirements, the Corporate Governance and Nominating Committee determined that the following persons possess the appropriate skill level, expertise and qualifications and recommended that Ms. Patsley, Ms. Szostak and Mr. Weinstein be re-elected to our Board as Class I directors.

Fiscal Year 2008 Meetings

During the fiscal year ended December 31, 2008, there were seven (7) meetings of our Board. During the fiscal year, there were eight (8) meetings held by the Audit Committee and three (3) executive sessions of the Audit Committee to meet with our independent registered public accounting firm and the vice president of corporate audit, four (4) meetings held by the Compensation Committee, and two (2) meetings held by the Corporate Governance and Nominating Committee. Each incumbent director attended at least 75% of the meetings of the Board and the Board committees of which each was a member during his or her respective tenures.

Executive Sessions and Lead Independent Director

In compliance with the requirements of the New York Stock Exchange, our Corporate Governance Guidelines require the non-employee directors to meet at least twice annually in regularly scheduled executive sessions. Mr. Sanders, as Lead Independent Director, presides over non-employee director executive sessions. Three (3) executive sessions were held in fiscal year 2008.

Attendance at Annual Meeting

It is our policy that all directors attend the Annual Meeting. We anticipate that all members of our Board will be present at the Annual Meeting.

BUSINESS EXPERIENCE OF EXECUTIVE OFFICERS

Other than Mr. Young, who is a director and whose business experience is summarized in this Proxy Statement beginning on page 14, the following is a summary of the business experience of our executive leadership team *(ages are as of the date of the Annual Meeting)*:

James L. Baldwin, Jr., Executive Vice President, General Counsel, age 48, has served as our Executive Vice President and General Counsel since July 2003. From June 2002 to July 2003, he served as Senior Vice President and General Counsel of Dr Pepper/Seven Up, Inc., and from August 1998 to June 2002 as General Counsel of Mott's LLP.

Tina S. Barry, Senior Vice President, Corporate Affairs, age 52, has served as our Senior Vice President, Corporate Affairs since September 2008. She served as our Vice President, Corporate Communications from May 2008 until September 2008. Prior to joining the Company in May 2008 she was Vice President of Corporate Communications for Kimberly-Clark Corporation, where she served for 23 years in various management positions.

Rodger L. Collins, President, Bottling Group Sales and Finished Goods Sales, age 51, has served as our President of Bottling Group Sales and Finished Goods Sales since September 2008. Prior to that, Mr. Collins was our President of Sales for the Bottling Group, a position he had held since October 2007. He had previously served as Midwest Division President for the Bottling Group since January 2005. He also was Regional Vice President (North/East) at DPSUBG from October 2001 to December 2004.

Pedro Herrán Gacha, Executive Vice President, Strategy, and President, Mexico and the Caribbean, age 47, has served as our Executive Vice President, Strategy since August 2008 and our President of the Mexico and the Caribbean segment since March 2004. Prior to that, he was President of Cadbury Schweppes Beverages Mexico, a position he had held since January 2000.

Derry L. Hobson, Executive Vice President, Supply Chain, age 58, has served as our Executive Vice President of Supply Chain since October 2007. Mr. Hobson joined the business as Senior Vice President of Manufacturing in 2006 through our acquisition of Dr Pepper/Seven Up Bottling Group where he had been Executive Vice President since 1999.

James J. Johnston, Jr., President, Concentrate Sales, age 52, has served as our President of Concentrate Sales since September 2008. Prior to that, Mr. Johnston was our President of Finished Goods and Concentrate Sales, a position he had held since October 2007. From January 2005 to October 2007, he was Executive Vice President of Sales. From December 2003 to January 2005, he was first Senior Vice President, then Executive Vice President of Strategy. From October 1997 to December 2003, Mr. Johnston served as Senior Vice President of Licensing.

Lawrence N. Solomon, Executive Vice President, Human Resources, age 54, has served as our Executive Vice President of Human Resources since March 2004. From May 1999 to March 2004, he served as Senior Vice President of Human Resources for Dr Pepper/Seven Up, Inc. and prior to which he served on Cadbury's global human resources team.

John O. Stewart, Executive Vice President, Chief Financial Officer, age 50, has served as our Executive Vice President and Chief Financial Officer since November 2006. Mr. Stewart served as one of our directors since October 2007 and will continue to serve through the Annual Meeting. From 1990 to 2004, Mr. Stewart worked for Diageo PLC and its subsidiaries, serving as Senior Vice President and Chief Financial Officer of Diageo North America from 2001 to 2004. From 2004 to 2005, Mr. Stewart was an independent consultant, providing mergers and acquisitions advice to Diageo PLC.

David J. Thomas, Ph.D., Senior Vice President, Research & Development, age 47, has served as our Senior Vice President, Research & Development since November 2006. Dr. Thomas served as Vice President — Global Product Development for Gerber Products from July 2005 until October 2006; as Vice President — Research and Development for Kerry Group from July 2004 to July 2005; and in various R&D management positions at Pillsbury/General Mills from June 1995 to June 2004. David holds a Ph.D. Degree in Food Science, with an emphasis in Flavor Biochemistry from the University of Wisconsin-Madison.

James R. Trebilcock, Executive Vice President, Marketing, age 51, has served as our Executive Vice President, Marketing since September 2008. From February 2003 to September 2008, Mr. Trebilcock served as our Senior Vice President — Consumer Marketing. Prior to that time, Mr. Trebilcock held various positions at Dr Pepper/Seven-Up, Inc., which he joined in July 1987.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 20, 2009, the record date, certain information with respect to the shares of our common stock beneficially owned by (i) stockholders known to us to own more than 5% of the outstanding shares of such classes, (ii) each of our directors and named executive officers, and (iii) all of our executive officers and directors as a group.

Name	Amount and Nature of Beneficial Ownership of Common Stock	Percent of Total Shares of Common Stock Owned Beneficially	Percent of Total Voting Power Owned Beneficially
BENEFICIAL OWNERS OF MORE THAN 5% OF OUR COMMON STOCK			
Trian Group of Entities(1) 280 Park Avenue, 41st Floor New York, New York 10017	18,212,285	7.18%	7.18%
Franklin Mutual Advisors, LLC(2) 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789	16,337,122	6.44%	6.44%
SECURITY OWNERSHIP OF MANAGEMENT			
DIRECTORS:			
Wayne R. Sanders	11,829(3)	*	*
John L. Adams	20,000	*	*
Terence D. Martin	—	*	*
Pamela H. Patsley	—	*	*
Ronald G. Rogers	—	*	*
Jack L. Stahl	—	*	*
M. Anne Szostak	—	*	*
Michael F. Weinstein	—	*	*
NAMED EXECUTIVE OFFICERS:			
Larry D. Young(4)	117,955	*	*
John O. Stewart(4)	34,394	*	*
Rodger D. Collins(4)	19,007	*	*
James J. Johnston(4)	36,161	*	*
Lawrence N. Solomon(4)	35,168	*	*
All other Executive Officers (6 persons)(4)(5)	107,834	*	*
All Executive Officers and Directors as a Group (19 persons)	382,348	*	*

* Less than 1%

(1) Based on a Schedule 13D filed by the stockholder with the SEC on December 18, 2008. The identity of the persons forming the Trian Group of Entities (and the respective addresses of each of the Trian Group of Entities) is set forth in Item 2 of the Schedule 13D. In that filing the stockholder has indicated that it has shared voting power and shared dispositive power with respect to all of these shares. In the Schedule 13D the stockholder has also indicated the following:

"Includes 10,810,607 shares (the "Swap Shares") of common stock, par value $0.01 per share ("Common Stock"), of Dr Pepper Snapple Group, Inc. (the "Issuer") to which certain reporting persons have long economic exposure under cash-settled total return swaps ("Swaps") entered into by such reporting persons. The Swap Shares are being included solely as a result of the uncertainty created by the decision in *CSX Corporation v. The Children's Investment Fund Management (UK) LLP, et al.* (the "CSX Case"). The reporting person disclaims beneficial ownership (as that term is defined in rule 13d-3 under the Securities Exchange Act of 1934 ("Rule 13d-3")) of the Swap Shares and this report shall not be deemed an admission that the reporting person is the beneficial owner of the Swap Shares for any purpose."

(2) Based on a Schedule 13G filed by the stockholder with the SEC on January 15, 2009. Such stockholder has indicated that it has sole voting power and sole dispositive power with respect to all shares.

(3) The shares shown include shares issuable under restricted stock units granted May 7, 2008 pursuant to the 2008 Stock Plan that Mr. Sanders has the right to acquire within 60 days after March 20, 2009.

(4) Includes shares related to employee stock options, which are not outstanding, but the following executive officers have the right to exercise the options related to such shares within 60 days after March 20, 2009 as follows:

Mr. Young	105,152 shares
Mr. Stewart	25,630 shares
Mr. Collins	18,007 shares
Mr. Johnston	18,007 shares
Mr. Solomon	17,087 shares
Other Executive Officers	61,787 shares

(5) Includes 11,689 shares related to our Legacy Bonus Share Retention Plan (6,727 shares) and Legacy Long Term Incentive Plan (4,962 shares), which are not outstanding, but one other executive officer has the right to receive a distribution of such shares within 60 days after March 20, 2009.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, certain officers and persons who beneficially own more than 10% of our outstanding common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock held by such persons. These persons are also required to furnish us with copies of all forms they file under this regulation. To our knowledge, based solely on a review of the copies of such reports furnished to us and without further inquiry, all required forms were filed on time, except that Pedro Herran Gacha acquired 11,840 shares of common stock on May 7, 2008 in connection with the spin-off from Cadbury. The report of ownership was due on May 10, 2008, but was reported in Form 5 filed on January 20, 2009. Rodger L. Collins acquired 1,000 shares of common stock on August 22, 2008. The report of ownership was due on August 24, 2008, but was reported in Form 4 filed on September 22, 2008. David J. Thomas acquired 2,198 shares of the Employee Share Award converted from the International Share Award Plan of Cadbury. The report of ownership was due on December 10, 2008, but was reported in Form 4 filed on December 12, 2008.

Stockholder Communications

Stockholders may communicate with our Board, the presiding director of the executive sessions or the non-employee directors as a group by submitting an e-mail thru the Company's website at www.drpeppersnapplegroup.com under the Investor Center and Contact the Board captions or by sending a written communication to: Corporate Secretary, Dr Pepper Snapple Group, Inc., 5301 Legacy Drive, Plano, Texas 75024.

Code of Conduct

We are dedicated to earning the trust of our clients and investors and our actions are guided by the principles of honesty, trustworthiness, integrity, dependability and respect. Our Board has adopted a Code of Business Conduct and Ethics that applies to all employees and directors. This Code of Business Conduct and Ethics is posted on our website at www.drpeppersnapplegroup.com under the Investor Center and Corporate Governance captions. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Business Conduct and Ethics for and senior financial officers, including our Chief Executive Officer, if any, by posting such information on our website at www.drpeppersnapplegroup.com under the Investor Center and Corporate Governance captions. Our Code of Business Conduct and Ethics is attached hereto as Appendix G and is also available free of charge to any stockholder upon written request to 5301 Legacy Drive, Plano, Texas 75024, Attention: James L. Baldwin, Jr., Corporate Secretary.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

We are a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the United States, Canada and Mexico with a diverse portfolio of flavored (non-cola) carbonated soft drinks and non-carbonated beverages, including ready-to-drink teas, juices, juice drinks and mixers. We have some of the most recognized beverage brands in North America, with significant consumer awareness levels and long histories that evoke strong emotional connections with consumers.

We have built our business over the last 25 years through a series of strategic acquisitions. In the 1980's through the mid-1990's, we began building on our then existing Schweppes business by adding brands such as Mott's, Canada Dry and A&W and a license for Sunkist. We also acquired the Peñafiel business in Mexico. In 1995, we acquired Dr Pepper/Seven Up, Inc., having previously made minority investments in the company. In 1999, we acquired a 40%, interest in Dr Pepper/ Seven Up Bottling Group, Inc., ("DPSUBG"), which was then our largest independent bottler, and increased our interest to 45% in 2005. In 2000, we acquired Snapple and other brands, significantly increasing our share of the United States non-carbonated beverages market segment. In 2003, we created Cadbury Schweppes Americas Beverages by integrating the way we managed our four North American businesses (Mott's, Snapple, Dr Pepper/Seven Up and Mexico). During 2006 and 2007, we acquired the remaining 55% of DPSUBG, Southeast-Atlantic Beverage Corporation and several smaller bottlers and integrated them as our Bottling Group operations, thereby expanding our geographic coverage.

On May 7, 2008, Cadbury separated its beverage business in the United States, Canada, Mexico and the Caribbean (the "Americas Beverages business") from its global confectionery business by contributing the subsidiaries that operated its Americas Beverages business to us. The separation involved a number of steps, and as a result of these steps we became an independent publicly-traded company listed on the New York Stock Exchange under the symbol "DPS". In return for the transfer of the Americas Beverages business, we distributed our common stock to our parent company stockholders. (This separation transaction is sometimes referred to in this Proxy Statement as the "spin-off'.)

Our portfolio includes some of the most recognized beverages in the Americas. More than 75% of our overall volume is from brands that are either #1 or #2 in their flavor categories.

Maintaining these industry leading positions requires a talented and motivated executive team. Our overall executive compensation program is, therefore, designed to be competitive with those companies in our industry, considering our size and scale, and also to be competitive with other leading consumer packaged goods companies of similar size and scale.

Objectives of Our Program

Through the date of the spin-off in 2008, the compensation of our key executives was governed by the philosophies and compensation structure of our former parent, Cadbury. Following the spin-off, we undertook a significant review of our entire compensation program to ensure that its design was compatible with our new position as a stand-alone, NYSE-listed company, which is included in the S&P 500.

As a result of this review, the following objectives were established:

- Total compensation targets are designed to be competitive with the companies and markets in which we compete;

- Pay will be performance-based, with our overall performance judged both against internal goals and the performance of competitors;
- A pay-for-performance culture will link compensation to both individual and collective performance and will result in differentiated compensation;
- A substantial percentage of total compensation will be variable, or "at risk", both through annual incentive compensation and the granting of long-term incentive awards; and
- Equity incentive awards will be used to align the interests of management with those of our stockholders.

As a result of the spin-off in May 2008, some of our program design reflects the objectives of our prior parent, Cadbury. However, a number of design features in the latter half of 2008 reflect our key philosophies, and these philosophies will continue to guide our programs in 2009 and beyond.

Role of the Compensation Committee

The Compensation Committee of the Board (the "Compensation Committee") administers our executive compensation program. The Compensation Committee establishes and monitors our overall compensation strategy to ensure that executive compensation supports our business objectives. In carrying out its responsibilities, the Compensation Committee, with assistance from its executive compensation consultant — Mercer, reviews and determines the compensation (including salary, annual incentive, long-term incentives and other benefits) of our chief executive officer ("CEO") and the key executive officers of the Company. References to "CEO" in this Compensation Discussion and Analysis are to Larry D. Young, our President and Chief Executive Officer.

For a more complete description of the responsibilities of the Compensation Committee, see "Board of Directors — Board Committees and Meetings — Compensation Committee" beginning on page 17 of this Proxy Statement and the charter for the Compensation Committee attached to this Proxy Statement as Appendix E and posted on our website at www.drpeppersnapplegroup.com under the Investor Center and Corporate Governance tabs.

Role of Compensation Consultant

The Compensation Committee has retained Mercer as its outside executive compensation consultant to advise the Compensation Committee on executive compensation matters. Following its selection in July 2008, Mercer regularly attended Compensation Committee meetings, and reported directly to the Compensation Committee on matters relating to compensation for our executive officers, including our CEO.

During 2008, the Compensation Committee requested that Mercer:

- Conduct an analysis of compensation for our key executive officers, including our CEO, and assess how target compensation aligned with our philosophy and objectives;
- Develop recommendations for the Compensation Committee on the size and structure of long-term incentive awards for our CEO and key executives officers;
- Provide perspectives on the peer group for 2009;
- Assist the Compensation Committee in the review of incentive plan design, severance programs and related benefit programs; and
- Provide the Compensation Committee ongoing advice and counsel on market compensation trends and their impact on our executive compensation programs.

Role of Company Management

Our management, including the CEO, develops preliminary recommendations regarding compensation matters with respect to all key executives other than the CEO and provides these recommendations to the Compensation Committee, which makes the final decisions. Separately, the Compensation Committee makes the final decisions on CEO compensation, with advice from Mercer, as appropriate. The management team is responsible for the administration of the compensation programs once Compensation Committee decisions are finalized.

The Compensation Program

The key components of our current compensation program for our key executives are:

- Base salary;
- Short-term (annual) cash incentives;
- Long-term, equity-based incentives; and
- Other benefits.

In 2008, the Compensation Committee reviewed our executive compensation program to determine how well actual compensation targets met our overall philosophy and the compensation in our targeted markets.

The primary basis of our compensation structure at the time of the spin-off was a Comparator Group established by Cadbury. This Comparator Group consisted of the following 16 multinational consumer goods companies:

Anheuser-Busch	ConAgra	Hershey	PepsiAmericas
Brown-Forman	Constellation Brands	J. M. Smucker	Pepsi Bottling Group
Campbell Soup	General Mills	Kellogg	Sara Lee
Coca-Cola Enterprises	Heinz	Molson Coors	Wrigley

In addition to the Comparator Group, Cadbury also used relevant market data from two other survey sources to set compensation levels for key executives:

- The Towers Perrin Executive Compensation Database, using data from a select, proprietary group of 45 multinational and global consumer goods companies; and
- The Hay Group Executive Compensation Report, using proprietary data from 50 fast-moving consumer goods companies.

Given the size of the survey samples and the proprietary nature of these surveys, the actual participating companies cannot be named.

In the second half of 2008, our Compensation Committee, with the assistance of Mercer, reviewed potential peers in light of our new publicly-traded status. As a result, a revised set of peer companies was identified that will be used to calibrate our executive compensation program for 2009. These 18 companies represent leading consumer goods companies of similar size and scale to us, a number of which were in the prior Comparator Group:

Brown-Forman	Del Monte	Kellogg
Campbell Soup	General Mills	McCormick
Coca-Cola Enterprises	Heinz	Molson Coors
ConAgra	Hershey	PepsiAmericas
Constellation Brands	Hormel	Pepsi Bottling Group
Dean Foods	J.M. Smucker	Sara Lee

Base Salary

Base salary is designed to compensate our key executives in part for their roles and responsibilities and also to provide a stable level of compensation that serves as a retention tool throughout the executive's career. Salaries are targeted at the median of the market for similar positions in the peer companies. Adjustments are made annually based on individual performance.

In general, base salary is the smallest component of the overall compensation package, assuming that we are achieving or exceeding targeted performance levels for our incentive programs. On average, base salary currently represents 20% or less of the total compensation package for our CEO and key executive officers. This is consistent with our philosophy to have low fixed and high "at risk" compensation.

Annual Cash Incentive Compensation

Our annual cash incentive programs are designed to reward the achievement of specific pre-set financial results typically measured over the fiscal year. Each participant is assigned an annual incentive target expressed as a percentage of base salary. For the NEOs (as defined in the first paragraph of "Historical Executive Compensation Information" on page 29) of this Proxy Statement, these targets ranged from 65% to 100% of base salary. The actual awards are calculated based on year end salary. For any NEO promoted during the year, the calculation is pro rated and is based upon the NEO's actual time in each position, the NEO's previous base salary and Annual Incentive Plan of 2008 ("Annual Incentive Plan") percentage and new base salary and Annual Incentive Plan target percentage.

Due to the spin-off from Cadbury, the 2008 cash incentive programs for key executives consisted of two separate six-month programs, described below. The annual award opportunities were essentially divided by two in calculating the award opportunities for each six-month program.

1st Half of 2008

The CEO, other NEOs and other key executives were covered under the Annual Incentive Plan established by Cadbury. Awards under the Annual Incentive Plan were based on two key measures: (i) Net Sales Value ("NSV") and (ii) Underlying Operating Profit ("UOP"). For this program, NSV was weighted 40% and UOP was weighted 60%. Net sales are gross sales net of costs associated with customer marketing programs and incentives, as well as sales taxes and other similar taxes. UOP represents a non-GAAP measure of income from operations. UOP is our total company income from operations on a U.S. GAAP basis, adjusted for: (1) restructuring costs, (2) non-cash compensation charges on stock option and restricted stock awards, (3) amortization and impairment of intangibles, (4) incremental pension costs, (5) total company corporate costs and other items, which relate primarily to general and administrative expenses not allocated to one of our segments and (6) equity in earnings of unconsolidated subsidiaries.

Performance standards were set for both NSV and UOP; however, no awards for NSV could be made if a threshold level of UOP performance was not achieved. The Annual Incentive Plan had an additional feature that allowed for higher NSV payouts if a certain operating margin was achieved (defined as UOP at a percent of NSV). This additional feature was called the "margin kicker" and allowed for a payout of 125% of target NSV if the operating margin was achieved.

For the first half of 2008, the overall weighted result was 77.1% versus target. This was due to NSV performance at 52.9% of target and UOP performance below target at 93.1%.

2nd Half of 2008

Following the spin-off, our Compensation Committee decided that the Company's Annual Incentive Plan structure should be revised to be more consistent with our new stand-alone organization. The Compensation Committee established two measures: Gross Profit (weighted 40%), which measures our revenue minus the cost of making our product and Net Income (weighted 60%), which measures our gross profit less all operating, interest and tax expenses. No award for Gross Profit could be made if a threshold level of Net Income performance was not achieved.

Performance standards were set by the Compensation Committee for each measure for the last six months of 2008. In evaluating the achievement of the performance measures for the last six months of 2008, the Compensation Committee considered the Company's performance and other unusual or non-recurring events and conditions that affected the Company's performance. After consideration of those events and conditions, the Compensation Committee approved the adjustment of the actual performance for certain of those events and conditions. Included among the events and conditions for which the Compensation Committee made adjustment were unanticipated costs related to the spin-off, restructuring costs, impact of the loss of energy drink (Monster) distribution rights attributable to fiscal year 2008, accruals for assessments anticipated from governmental audits related to prior year operations, and impairment charges. After adjusting for these items, the Compensation Committee determined that the overall weighted result was 36.8% versus the performance standard. This result was based solely on our achievement against the Net Income performance standard at 61.3% of target, as our performance against the Gross Profit performance standard was not at a sufficient level to result in any award.

Full year Result

After calculating the results for each half in 2008, it was determined that the overall weighted result for the fiscal year was 56.95% versus target. Annual Incentive Plan payment amounts, reflecting the total annual incentive amounts earned (1st half and 2nd half) for 2008 are shown in the "Non Equity Incentive Plan Compensation" column of the Summary Compensation Table, all of which will be paid in April 2009.

Long-Term Incentive Awards

Overview

Our long-term incentive awards are used to link our performance and increases in stockholder value to the total compensation for our key executives. These awards are also key components of our ability to attract and retain our key executives. The annualized value of the awards to our key executives is intended to be the largest component of our overall compensation package. On average, and assuming performance is on target, these awards currently represent over 50% of the total compensation package for our NEOs, consistent with our emphasis on linking executive pay to stockholder value.

Specific Programs for 2008

Our incentive plans allow for the granting of performance share units, restricted stock and restricted stock units, and stock options, each linked to our stock price. For 2008, the Compensation Committee believed it was important to use equity vehicles to provide alignment with stockholders interest, particularly following the spin-off. To provide a balanced emphasis on performance through the use of stock options and on retention through the use of time-based restricted stock units, the Compensation Committee made grants in 2008 to our key executives consisting of 50% stock options and 50% time-based restricted stock units (weighted by value). The Compensation Committee believes that these awards to our key executives will focus attention on building stockholder value over the long-term, reinforce the importance of their roles as stewards of the business, and help to retain the executives.

The following provides more detail about the various award programs:

- *Stock Options:* Stock options are granted with an exercise price equal to the closing market price of our common stock on the grant date. Options generally vest over a period of three years with one third becoming exercisable on each anniversary of the grant date as long as the recipient is still employed by us on the date of vesting, and generally expire after ten years. Stock options only have value if our stock price appreciates after the options are granted. The Compensation Committee retains the discretion to make awards to executive officers at other times, in connection with the initial hiring of a new officer, for retention purposes, or otherwise.
- *Restricted Stock Units and Restricted Stock:* Restricted stock units are equivalent in value to one share of our common stock and are settled in stock if the recipient is still employed by us on the date of vesting, which is generally at the end of a three-year period. Restricted stock units do not generally entitle the recipient to voting or dividend rights until the units vest. Shares of restricted stock may not, however, be sold or otherwise transferred prior to the lapse of the restrictions thereon.

Prior Awards under Cadbury

Prior to the spin-off, many of our executives participated in long-term incentive programs sponsored by Cadbury. In connection with the spin-off, and in accordance with the requirements of the Cadbury equity plans under which these awards were made, the Remuneration Committee of Cadbury approved equitable adjustments with respect to the stock options and other equity awards relating to Cadbury common stock held by our executives and other employees. These equitable adjustments were intended to preserve the intrinsic value of the pre-spin-off awards.

The share awards were prorated for both year-to-date performance based on the pre-established performance hurdles and time earned under applicable performance periods and then each individual award was converted to our shares of common stock. At the date of the spin-off from Cadbury, the awards resulting from the conversion were transferred to one of three separate plans — Legacy International Share Award Plan, Legacy Long-Term Incentive Plan and Legacy Bonus Share Retention Plan. These awards vested on separation and are not forfeitable. However, the shares which are the subject of the awards will not be released until the original specified release dates in 2009 and 2010. Further detail on these awards is provided in the "Option Exercises and Stock Vested" table on page 33 of this Proxy Statement and in Note 16 to our Audited Consolidated Financial Statements for the fiscal year ended December 31, 2008.

Benefits

Our benefit programs are established based upon an assessment of competitive market factors and a determination of what is needed to attract and retain high caliber executives. Our primary benefits for executives include participation in our broad-based plans: retirement plans, savings plans, health and dental plans and various insurance plans, including disability and life insurance.

We also provide certain executives, including the NEOs, the following benefits:

- *Supplemental Savings Plan:* The only nonqualified deferred compensation plan sponsored by us for NEOs is the supplemental savings plan (the "SSP"), a non-tax qualified defined contribution plan. The SSP is for employees who are actively enrolled in the Savings Incentive Plan ("SIP") and whose deferrals under the SIP are limited by Code compensation limitations. Employees may elect to defer up to 75% of their base salary over the compensation limit (established in the Code) to the SSP, and we match 100% of the first 4% of base salary that is contributed by these employees. Employees participating in the SSP are always fully vested in their, as well as our, contributions to the plan.

- *Executive Service Allowance:* All NEOs and other key executives receive an annual allowance for use in obtaining financial planning, tax preparation services and other related benefits. The executive pays tax on this allowance.

- *Automobile Allowance:* We provide our NEOs with an automobile allowance. This benefit provides eligible executives with an opportunity to use their car for both business and personal use in an efficient manner. The executive pays tax on this allowance.

- *Executive Long Term Disability:* We provide our NEOs with an executive long term disability program that is supplemental to our group disability program. The executive long term disability program provides a benefit of up to 60% of total target compensation. Total target compensation equals the sum of base pay and target performance based incentive compensation. Executives recognize imputed income for tax purposes for premiums paid for the executive long term disability premiums, which imputed income is grossed up to pay the taxes.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

The Compensation Committee oversees our compensation program on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this Proxy Statement.

In reliance on the review and discussions referred to above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be incorporated in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, and our Proxy Statement to be filed in connection with our 2009 Annual Meeting.

Submitted by the
Compensation Committee of the Board

Jack L. Stahl, Chairman
Ronald G. Rogers
M. Anne Szostak

Historical Executive Compensation Information

The executive compensation disclosure contained in this section reflects compensation information for 2008. The following disclosure tables provide information for (1) Mr. Young, our President and Chief Executive Officer; (2) Mr. Stewart, our Chief Financial Officer; (3) Mr. Collins, our President Bottling Group Sales and Finished Goods Sales; (4) Mr. Johnston, our President Concentrate Sales; and (5) Mr. Solomon, our Executive Vice President Human Resources. These persons are sometimes hereinafter collectively referred to as "Named Executive Officers" or "NEOs" and individually as "NEO".

Summary Compensation Table

The following table sets forth information regarding the compensation earned by NEOs in 2008. Compensation amounts shown in the table include amounts paid to our key executives for time periods prior to and after the spin-off from Cadbury.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(6)	Total ($)
Larry D. Young	2008	867,308	—	523,356	507,673	1,643,155	229,831	206,130	3,977,453
President & CEO	2007	672,266	—	514,402	112,168	510,400	35,000	197,411	2,041,647
John O. Stewart	2008	509,135	—	130,838	123,744	874,120	94,132	104,339	1,836,308
Chief Financial Officer	2007	425,654	—	407,965	—	218,266	5,000	85,288	1,142,173
Rodger L. Collins	2008	452,462	—	91,585	86,939	658,717	—	237,224	1,526,927
President Bottling Group Sales & Finished Goods Sales	2007	376,242	—	27,435	—	189,631	—	33,463	626,771
James J. Johnston	2008	454,423	—	91,585	86,939	513,791	57,314	54,690	1,258,742
President Concentrate Sales	2007	435,962	—	241,532	98,678	182,497	75,000	52,151	1,085,820
Lawrence N. Solomon	2008	430,962	—	87,221	82,496	585,003	166,512(5)	58,975	1,411,169
EVP Human Resources	2007	391,023	—	263,447	96,405	174,202	80,000	73,002	1,078,079

(1) The amounts reported in the Stock Awards column reflect the expense associated with awards of restricted stock units to each of the Named Executive Officers, calculated in accordance with the rules of SFAS 123(R). Even though the awards may be forfeited, the amounts do not reflect this contingency. Assumptions used to calculate these amounts (disregarding forfeiture assumptions) are included in Note 16 to our Audited Consolidated Financial Statements for the fiscal year ended December 31, 2008. For further information on the stock awards granted in 2008, see the Grants of Plan-Based Awards Table.

(2) The amounts reported in the Option Awards column represent the dollar amount of expense associated with option grants to each of the Named Executive Officers, calculated in accordance with the rules of SFAS 123(R). Even though the awards may be forfeited, the amounts do not reflect this contingency. Assumptions used to calculate these amounts (disregarding forfeiture assumptions) are included in Note 16 to our Audited Consolidated Financial Statements for the fiscal year ended December 31, 2008. For further information on the stock option grants awarded in 2008, see the Grants of Plan-Based Awards Table.

(3) The amounts reported in the Non-Equity Incentive Plan Compensation column reflect the amounts earned by each Named Executive Officer under the Company's Annual Incentive Plan for 2008. In 2008, Named Executive Officers earned amounts under the Annual Incentive Plan but also received performance-based cash related to the successful spin-off from Cadbury. The following is a summary of those amounts:

Name	Annual Incentive Plan ($)	Successful Spin-off Bonus ($)	Total ($)
Larry D. Young	512,550	1,130,605	1,643,155
John O. Stewart	233,495	640,625	874,120
Rodger L. Collins	178,069	480,648	658,717
James J. Johnston	174,610	339,181	513,791
Lawrence N. Solomon	161,026	423,977	585,003

Performance-based cash awards related to the successful spin-off from Cadbury will not be paid in future years and were funded entirely by our parent company at the time of spin-off. The material provisions of the Annual Incentive Plan are described under "Annual Cash Incentive Compensation" on page 26 of this Proxy Statement. The amounts related to that plan are the actual amounts earned under the awards described in the 2008 Grants of Plan-Based Awards table on page 32 of this Proxy Statement. Payments under the Annual Incentive Plan for 2008 were calculated as described in the Compensation Discussion and Analysis beginning on page 23 of this Proxy Statement.

(4) The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column represent an estimate of the aggregate change during fiscal year 2008 in the actuarial present value of accumulated benefits under the Personal Pension Account Plan and the Pension Equalization Plan (as applicable), as described in more detail in the Pension Benefits Table on page 35 of this Proxy Statement. The change in the actuarial present value of the accumulated benefits under the plans was determined in accordance with SFAS 87. Assumptions used to calculate these amounts are included in Note 15 to our Audited Consolidated Financial Statements for the fiscal year ended December 31, 2008.

(5) Includes $68,022 accrued for the Supplemental Retirement Indemnity Benefit Plan for Internationally Mobile Executives ("SRIBP") in fiscal year 2008. The SRIBP was a prior Cadbury sponsored plan that covered internationally mobile executives, with the Company assuming the liability for its participating employees at the time of the spin-off. The plan provides a total pension benefit equal to a percentage of pay based on position within the Company. The plan was frozen as of December 31, 2008 and the benefits payable under the SRIBP are reduced by all other pension benefits, both qualified and nonqualified.

(6) "All Other Compensation" is summarized as follows:

	Year	Perquisites ($) Automobile Allowance ($)	Service Allowance ($)	Disability Income Premiums ($)(a)	Company Contributions ($)(b)	Other ($)(c)	Total ($)
Mr. Young	2008	33,923	24,000	4,308	34,692	109,207	206,130
	2007	30,010	19,000	4,214	27,002	117,185	197,411
Mr. Stewart	2008	28,347	19,000	3,582	20,365	33,045	104,339
	2007	21,544	14,000	1,986	16,883	30,875(d)	85,288
Mr. Collins	2008	5,665	15,000	—	18,098	198,461	237,224
	2007	6,201	16,000	—	11,262	—	33,463
Mr. Johnston	2008	17,521	14,000	2,965	18,177	2,027	54,690
	2007	13,670	14,000	2,965	17,549	3,967	52,151
Mr. Solomon	2008	23,569	14,000	4,168	17,238	—	58,975
	2007	22,996	14,000	4,082	16,329	15,595	73,002

(a) Does not include the gross up for taxes to be paid by the NEO on the premium that was included in the NEO's income.

(b) The amounts reported in the Company Contributions column represent our matching contributions to the tax-qualified defined contribution plan and non-tax qualified defined contribution plan. The contributions to the tax qualified defined contribution plan for 2008 are $9,200 for each of Mr. Young, Mr. Stewart, Mr. Collins, Mr. Johnston, and Mr. Solomon. The contributions to the non-tax qualified defined contribution plan for 2008 are as follows: for Mr. Young, $25,492; for Mr. Stewart, $11,165; for Mr. Collins, $8,898; for Mr. Johnston, $8,977; and for Mr. Solomon, $8,038.

(c) The amounts reported in the Other column represent the following costs for 2008: for Mr. Young, $109,207 for club membership dues and expenses; for Mr. Stewart, $33,045 for club membership dues and expenses; for Mr. Collins, $148,438 for relocation expenses, $19,263 for enhanced defined contributions, (both qualified ($6,900) and non-qualified ($12,363)), $27,992 for club membership dues, and $2,768 for executive physical; and for Mr. Johnston, $2,027 for executive physical.

(d) Amount includes $7,000 of club membership dues and expenses which was inadvertently excluded from the disclosure of Mr. Stewart's other compensation in the Form 10 filed by us on April 22, 2008.

Grants of Plan-Based Awards

The following table sets forth information regarding equity plan awards and non-equity incentive plan awards by us to our NEOs in 2008.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (2)	All Other Options Awards: Number of Securities Underlying Option(3)	Exercise or Base Price of Option Awards ($/Sh)(4)	Grant Date Fair Value of Stock and Option Awards (5)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Larry D. Young		225,000	900,000	1,350,000							
	5/7/2008							94,637			2,399,994
	5/7/2008(6)							55,734			1,421,217
	5/7/2008								315,457	25.36	2,328,073
John O. Stewart		102,500	410,000	615,000							
	5/7/2008							23,659			599,992
	5/7/2008(6)							17,599			448,775
	5/7/2008								76,892	25.36	567,463
Rodger L. Collins		78,169	312,676	469,015							
	5/7/2008							16,561			419,987
	5/7/2008(6)							5,539			141,245
	5/7/2008								54,022	25.36	398,682
James J. Johnston		76,651	306,603	459,904							
	5/7/2008							16,561			419,987
	5/7/2008(6)							18,381			468,716
	5/7/2008								54,022	25.36	398,682
Lawrence N. Solomon		70,688	282,750	424,126							
	5/7/2008							15,772			399,978
	5/7/2008(6)							32,967			840,659
	5/7/2008								51,261	25.36	378,306

(1) The amounts reported in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards column represent the potential payouts of annual cash incentive awards granted to our NEOs in fiscal year 2008 under the Annual Incentive Plan subject to the achievement of certain performance measures. The actual amount of the awards made to the NEOs and paid in cash is included in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(2) Represents the number of shares subject to restricted stock unit awards made in 2008 under the 2008 Stock Plan. All of these awards vest on May 7, 2011, contingent on the NEO continuing his employment with the Company through that date.

(3) Represents the number of shares subject to stock option grants made in 2008 under the Omnibus Stock Incentive Plan of 2008. All options granted in 2008 to NEOs have a term of ten years from the grant date and vest one-third on the first, second and third anniversaries of the grant date, contingent on the NEO continuing his employment with the Company through each date.

(4) The exercise price for the option awards, which were determined based on the volume weighted average share price of a share of our common stock on the date of grant.

(5) Represents the grant date fair value of the equity incentive plan awards, which generally reflects the amount we would expense in our financial statements in accordance SFAS 123R over the award's vesting schedule, and does not correspond to the actual value that may be realized by or paid to the NEOs.

(6) Represents restricted stock unit awards under the Legacy Bonus Share Retention Plan, the Legacy Long-term Incentive Plan and the Legacy International Share Award Plan, which resulted from the conversion of certain Cadbury equity plans into DPS plans that occurred on May 7, 2008. See discussion under "Prior Awards under Cadbury" on page 27 of this Proxy Statement. Details of these awards by plan can be found on the "Options Exercises and Stock Vested" table on page 33 of this Proxy Statement.

Outstanding Equity Awards

The following table sets forth information regarding exercisable and unexercisable stock options and vested and unvested equity awards held by each NEO as of December 31, 2008. All such awards relate to shares of our common stock.

Outstanding Equity Awards at Fiscal Year End

		Option Award					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards Number of Securities Underlying Unexercised Unearned Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Larry D. Young	5/7/2008		315,457		25.36	5/7/2018				
	5/7/2008						94,637	1,537,851		
John O. Stewart	5/7/2008		76,892		25.36	5/7/2018				
	5/7/2008						23,659	384,459		
Rodger L. Collins	5/7/2008		54,022		25.36	5/7/2018				
	5/7/2008						16,561	269,116		
James J. Johnston	5/7/2008		54,022		25.36	5/7/2018				
	5/7/2008						16,561	269,116		
Lawrence N. Solomon . . .	5/7/2008		51,261		25.36	5/7/2018				
	5/7/2008						15,772	256,295		

(1) Determined by multiplying the total number of shares or other rights awarded under an equity incentive plan that have not vested times the closing price of $16.25 of a share of our common on the New York Stock Exchange on December 31, 2008.

Option Exercises and Stock Vested

The following table sets forth information regarding shares of our common stock acquired in 2008 by each NEO upon the exercise of stock options and vesting of stock awards during 2008.

Options Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Larry D. Young	—	—	55,734	1,421,217
John O. Stewart	—	—	17,599	448,775
Rodger L. Collins	—	—	5,539	141,245
James J. Johnston	—	—	18,381	468,716
Lawrence N. Solomon	—	—	32,967	840,659

(1) As discussed in "Prior Awards under Cadbury" on page 27 of this Proxy Statement certain of our executives participated in long-term incentive programs sponsored by Cadbury. In connection with the spin-off from Cadbury these awards were converted to our shares and transferred to one of three separate plans that we established on the date of the spin-off from Cadbury — Legacy International Share Award Plan, Legacy Long-Term Incentive Plan and Legacy Bonus Share Retention Plan (collectively, the "Legacy Plans"). These awards vested on separation and are not forfeitable and have been included in the "Option Exercises and Vested" table. The following summarizes the awards made to our NEO's under each of the Legacy Plans and the dates shares have been or are to be released:

Plan	Participant	Shares	Release Date(s)
Legacy International Share Award Plan			
	Mr. Stewart	8,794	4,397 on November 1, 2008
			4,397 on November 1, 2009
	Mr. Collins	1,086	June 2, 2009
Legacy Long-Term Incentive Plan			
	Mr. Young	19,204	11,077 on March 4, 2009
			8,127 on March 4, 2010
	Mr. Stewart	6,723	2,603 on March 4, 2009
			4,120 on March 4, 2010
	Mr. Johnston	10,447	6,026 on March 4, 2009
			4,421 on March 4, 2010
	Mr. Solomon	9,215	5,317 on March 4, 2009
			3,898 on March 4, 2010
Legacy Bonus Share Retention Plan			
	Mr. Young	36,530	March 4, 2010
	Mr. Stewart	2,082	March 4, 2010
	Mr. Collins	4,453	March 4, 2010
	Mr. Johnston	7,934	4,318 on March 4, 2009
			3,616 on March 4, 2010
	Mr. Solomon	23,752	14,176 on March 4, 2009
			9,576 on March 4, 2010

(2) The amounts reported in the Value Realized on Vesting column are calculated by multiplying the closing price of a share of our common stock on the New York Stock Exchange on May 7, 2008 of $25.50 by the number of shares of our common stock acquired upon vesting.

Pension Benefits

The following table sets forth information regarding pension benefits accrued by each NEO under our defined benefit plans and supplemental contractual arrangements for 2008.

Pension Benefits

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Larry D. Young	Personal Pension Account Plan	2.67	31,643	—
	Pension Equalization Plan	2.67	233,188	—
John O. Stewart	Personal Pension Account Plan	2.15	13,812	—
	Pension Equalization Plan	2.15	85,320	—
James J. Johnston	Personal Pension Account Plan	16.09	241,644	—
	Pension Equalization Plan	16.09	295,670	—
Lawrence N. Solomon	Personal Pension Account Plan	23.50	211,981	—
	Pension Equalization Plan	23.50	336,509	—
	SRIBP(2)	23.50	159,648	—

(1) The actuarial present value of benefits accumulated under the respective plans in accordance with the assumptions included in Note 15 to our Audited Consolidated Financial Statements for the fiscal year ended December 31, 2008. These amounts assume that each NEO retires at age 65. The discount rate used to determine the present value of accumulated benefits is 6.50%. The present values assume no pre-retirement mortality and utilize the RP2000 healthy white collar male and female tables, projected to calendar year 2015.

(2) See footnote 5 to the "Summary Compensation Table" on page 30 of this Proxy Statement.

Personal Pension Account Plan

NEOs, other than Mr. Collins, are provided with retirement benefits under our personal pension account plan (the "PPA Plan"), a tax-qualified defined benefit pension plan covering full-time and part-time employees with at least one year of service who were actively employed (other than bottling group employees) as of December 31, 2006. The PPA Plan was closed to employees who were hired after December 31, 2006. Further, as of December 31, 2008, all future accruals to the plan have been frozen.

The PPA Plan provides a retirement benefit to participants based on a percentage of the participant's annual compensation (which includes base salary and annual incentive award). The percentage, which is based on age and years of service, varies as follows:

	Age/Service Credit Percentage	
Age Plus Years of Service	Compensation up to Taxable Wage Base	Compensation over Taxable Wage Base
Less than 35	2¾%	5½%
35 but less than 45	3¾%	7½%
45 but less than 55	4½%	9%
55 but less than 65	6%	11%
65 but less than 75	8%	13%
75 or more	10%	15%

Participants fully vest in their retirement benefits after three years of service or upon attaining age 65. Participants are also eligible for early retirement benefits if they separate from service on or after attaining age 55 with 10 years of service. Participants who leave the Company before they are fully vested in their retirement benefits forfeit their accrued benefit under the PPA Plan.

The Code places limitations on compensation and pension benefits for tax-qualified defined benefit plans such as the PPA Plan. We have established a non-qualified supplemental defined benefit pension program (our pension equalization plan), as discussed below, to restore some of the pension benefits limited by the Code.

Pension Equalization Plan

We sponsor a pension equalization plan (the "PEP"), an unfunded, non-tax qualified excess defined benefit plan covering key employees who were actively employed as of December 31, 2006 and whose base salary exceeded certain statutory limits imposed by the Code. As with the PPA Plan, the PEP was closed to employees who were hired after December 31, 2006 and future accruals were frozen as of December 31, 2008.

The purpose of the PEP is to restore to PEP participants any PPA Plan benefits that are limited by statutory restrictions imposed by the Code that are taken into consideration when determining their PPA Plan benefits. Participants fully vest in their benefits under the PEP after three years of service. Participants who voluntarily resign from service before they are vested in their benefits under the PEP forfeit their unvested accrued benefit. Participants who are terminated without "cause" or resign for "good reason" are entitled to have their unvested accrued benefits under the PEP automatically vested.

In addition, pursuant to the terms of the executive employment agreements, if a NEO is terminated without "cause" or resigns for "good reason" and is not vested in his accrued benefit under the PPA Plan, such NEO will be entitled to have his accrued and unvested benefits under the PPA Plan paid under the PEP. As of December 31, 2008, Mr. Young and Mr. Stewart have not vested in their accrued benefits under the PPA Plan. Mr. Johnston and Mr. Solomon are fully vested in their accrued benefits under the PPA Plan. Since Mr. Collins is not a participant in the PPA Plan, he receives no benefits under the PEP.

Deferred Compensation

Savings Incentive Plan

We sponsor a savings incentive plan (the "SIP"), a tax-qualified 401(k) defined contribution plan. The plan permits participants to contribute up to 75% of their base salary in the SIP within certain statutory limitations under the Code and we match 100% of the first 4% of base salary, on a per paycheck basis, that is deferred to the SIP by a participant. Employees participating in the SIP are always fully vested in their, as well as our, contributions to the plan. Participants self-direct the investment of their account balances among various mutual funds.

Also as part of the SIP, we offer an enhanced defined contribution component (the "EDC') on a tax-qualified basis to the SIP plan account. The EDC provides a contribution equal to 3% of eligible compensation to individual accounts annually. EDC contributions are 100% vested after three year of service with the Company. Mr. Collins was the only NEO participating in the EDC in 2008.

Supplemental Savings Plan

The only nonqualified deferred compensation plan sponsored by the Company in 2008 for NEOs is the supplemental savings plan (the "SSP"), a non-tax qualified defined contribution plan. The SSP is for employees who are actively enrolled in the SIP and whose deferrals under the SIP are limited by Code compensation limitations. Employees may elect to defer up to 75% of their base salary over the Code compensation limit to the SSP, and we match 100% of the first 4% of base salary, on a per paycheck basis, that is contributed by these employees. Employees participating in the SSP are always fully vested in their, as well as our, contributions to the plan. Participants self-direct the investment of their account balances among various mutual funds.

Also as part of the SSP, we offer an enhanced defined contribution component (the "Non-qualified EDC") on a non-tax qualified basis to the SSP plan account. The Non-qualified EDC provides a contribution equal to 3% of eligible compensation over statutory pay limits to individual accounts annually. The Non-qualified EDC contributions are 100% vested after three year of service with the Company or prior affiliates. Mr. Collins was the only NEO participating in the non-qualified EDC in 2008.

The SSP also offers our executive officers the opportunity to defer up to 100% of their annual bonus. Participants will make yearly elections on payout options of bonus deferrals under the plan. Vesting is immediate and the participant has multiple distribution options available during each annual enrollment period. Participants self-direct the investment of their account balances among various mutual funds.

The following table sets forth information regarding the nonqualified deferred compensation under the SSP for each NEO in 2008.

Nonqualified Defined Contribution and Other Deferred Compensation Plans

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings in Last Fiscal Year ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Larry D. Young	76,477	25,492	(40,504)	—	133,294
John O. Stewart	209,351	11,165	(87,383)	—	292,460
Rodger L. Collins	20,015	8,898	(7,130)	—	43,470
James J. Johnston	20,198	8,977	(26,784)	—	75,495
Lawrence N. Solomon	10,048	8,038	(15,544)	—	44,826

(1) Aggregate amount of contributions made by our NEOs to the Supplemental Savings Plan in fiscal year 2008.

(2) Aggregate amount of the Company's contributions to the NEOs' accounts under the Supplemental Savings Plan in fiscal year 2008.

(3) Aggregate amount of interest or other earnings credited to the NEOs' accounts under the Supplemental Savings Plan in fiscal year 2008.

Executive Employment Agreements and Letters of Understanding

We have entered into executive employment agreements with each of Mr. Young, Mr. Stewart and Mr. Solomon and into letters of understanding with Mr. Collins and Mr. Johnston. The current executive employment agreements each have a term of 10 years. The letters of understanding have no term. In addition to setting forth their basic duties, the executive employment agreements and letters of understanding provide the NEOs with a base salary and entitle them to participate in the Annual Incentive Plan and other applicable employee compensation and benefit plans and programs.

In the event we terminate Mr. Young's employment "without cause" or he resigns for "good reason" during the employment term, he is entitled to the equivalent of 4 times base salary made up as follows:

(1) salary continuation for up to 12 months equal to his annual base salary and his target award under the Annual Incentive Plan (subject to mitigation for new employment);

(2) a lump sum salary payment equal to 12 months of his annual base salary;

(3) a lump sum cash payment equal to 100% of his target award under the Annual Incentive Plan; and

(4) a lump sum cash payment equal to his Annual Incentive Plan payment, pro-rated through the employment termination date and based on the actual performance targets achieved for the year in which such termination of employment occurred and payable when such awards are paid under the plan to all employees.

In addition, Mr. Young will continue to receive medical, dental and vision benefits until other employment is obtained, but not to exceed the salary continuation period.

In the event we terminate Mr. Stewart's employment "without cause" or he resigns for "good reason" during the employment term, he is entitled to the equivalent of approximately 3.5 times base salary made up as follows:

(1) salary continuation for up to 12 months equal to his annual base salary and his target award under the Annual Incentive Plan (subject to mitigation for new employment);

(2) a lump sum salary payment equal to 12 months of his annual base salary;

(3) a lump sum cash payment equal to 100% of his target award under the Annual Incentive Plan; and

(4) a lump sum cash payment equal to his Annual Incentive Plan payment, pro-rated through the employment termination date and based on the actual performance targets achieved for the year in which such termination of employment occurred and payable when such awards are paid under the plan to all employees.

In addition, Mr. Stewart will continue to receive medical, dental and vision benefits until other employment is obtained, but not to exceed the salary continuation period.

In the event we terminate Mr. Solomon's employment "without cause" or he resigns for "good reason" during the employment term, he is entitled to the equivalent of approximately 2.5 times base salary made up as follows:

(1) salary continuation for up to nine months equal to his annual base salary and 75% of his target award under the Annual Incentive Plan (subject to mitigation for new employment);

(2) a lump sum salary payment equal to nine months of his annual base salary;

(3) a lump sum cash payment equal to 75% of his target award under the Annual Incentive Plan; and

(4) a lump sum cash payment equal to his Annual Incentive Plan payment, pro-rated through the employment termination date and based on the actual performance targets achieved for the year in which such termination of employment occurred and payable when such awards are paid under the plan to all employees.

In addition, Mr. Solomon will continue to receive medical, dental and vision benefits until other employment is obtained, but not to exceed the salary continuation period.

Under the executive employment agreements, generally, (A) "cause" is defined as termination of the NEO's employment for his: (1) willful failure to substantially perform his duties; (2) breach of a duty of loyalty toward the company; (3) commission of an act of dishonesty toward the company, theft of our corporate property, or usurpation of our corporate opportunities; (4) unethical business conduct including any violation of law connected with the NEO's employment; or (5) conviction of any felony involving dishonest or immoral conduct and (B) "good reason" is defined as a resignation by the NEO for any of the following reasons: (1) our failure to perform any of our material obligations under the employment agreement; (2) a relocation by us of the NEO's principal place of employment to a site outside a 50 mile radius of the current site of the principal place of employment; or (3) the failure by a successor acquirer to assume the employment agreement.

In the event Mr. Collins' or Mr. Johnston's employment is involuntarily terminated, they are entitled to receive severance benefits under our Severance Pay Plan for Salaried for Employees ("Severance Pay Plan"), which benefits include:

(1) a lump sum severance payment equal to 3.5 times their annual base salary; and

(2) a lump sum payment equal to their Annual Incentive Plan payment, pro-rated through the employment termination date and based on the actual performance targets achieved for the year in which such termination of employment occurred and payable when such awards are paid under the plan to all employees.

Neither Mr. Collins, nor Mr. Johnston, would be eligible under the Severance Pay Plan, if either were terminated (i) for cause, (ii) because of inadequate or unsatisfactory performance, (iii) as the result of misconduct (including mismanagement of a position of employment by action or inaction, neglect that jeopardizes the life or property of another, intentional wrongdoing or malfeasance, intentional violation of a law, or violation of a policy or rule adopted to ensure the orderly work and the safety of employees), (iv) for gross neglect in job performance or (v) because his position is eliminated and he refuses to accept another position, with generally comparable base salary and incentive compensation, that is located no more than 50 miles from their former office, or it does not cause a significant detrimental impact to the executives that commute. (These items are hereinafter referred to as "Disqualifying Conditions".)

Under the executive employment agreements and the Severance Pay Plan, the NEOs are also entitled to outplacement services and certain payments under the qualified and non-qualified pension plans. See discussion of pension benefits to be paid under the PPA Plan under "Pension Benefits — Personal Pension Account Plan" on page 35 of this Proxy Statement and the PEP under "Pension Benefits — Pension Equalization Plan" on page 36 of this Proxy Statement.

The executive employment agreements include non-competition and non-solicitation provisions. As required by the letter of understanding, Mr. Collins and Mr. Johnston have also signed non-compete agreements. These provisions state that the NEO will not, for a period of one year after termination of employment, become engaged with companies that are in competition with us, including but not limited to a predetermined list of companies. Also, the NEO agrees for a period of one year after termination of employment not to solicit or attempt to entice away any of our employees or customers.

Post-Termination Compensation

The Compensation Committee believes that severance benefits and/or change of control benefits are necessary in order to attract and retain the caliber and quality of executive that we need in its most senior positions. The levels of payments and benefits available upon termination were set to be comparable to those provided within our peer group.

The executive employment agreements of Mr. Young, Mr. Stewart and Mr. Solomon provide that severance payments occur and salary and benefits continue if termination of employment occurs without "cause" or if the executive leaves for "good reason".

Effective in 2009, Mr. Young, Mr. Collins and Mr. Johnston will participate in a change in control severance plan, which will provide additional benefits in the event of a change in control of the Company. The Compensation Committee approved a Change in Control Severance Plan in February 2009. The Change in Control Severance Plan generally provides that a payment will be made to a plan participant if there is a change in control of the Company and, within two years after the change in control, the participant is terminated or voluntarily terminates under certain adverse circumstances, including a significant adverse change in responsibilities of his position. In such event, Mr. Young, as Chief Executive Officer, is entitled to a payment equal to three (3) times the sum of his base salary, plus his annual bonus; and Mr. Collins and Mr. Johnston would each be entitled to a payment equal to two and one-half (2.5) times the sum of their respective base salary, plus their respective annual bonus. In addition, plan participants also receive other benefits, including benefit continuation for the number of years equal to their payment multiplier, payment of unvested and vested qualified and non-qualified pension benefits and outplacement services.

Additional information regarding the severance payments, including a definition of key terms and a quantification of benefits that would have been received by our NEOs had termination occurred on December 31, 2008, is listed below.

Potential Payments upon Certain Terminations of Employment or Change-in-Control

The following tables below outline the potential payments to Mr. Young, Mr. Stewart, Mr. Collins, Mr. Johnston and Mr. Solomon upon the occurrence of various termination events, including "termination for cause" or "not for good reason," "termination without cause" or "for good reason" or termination due to death or disability or "voluntary termination" or "with Disqualifying Conditions." Also, the table reflects potential payments related to change-in-control. The following assumptions apply with respect to the tables below and any termination of employment of a NEO:

- The tables include estimates of amounts that would have been paid to: (i) Mr. Young, Mr. Stewart and Mr. Solomon assuming a termination event occurred on December 31, 2008 and (ii) Mr. Collins and Mr. Johnston in the event they terminate their employment voluntarily or with Disqualifying Conditions or their employment is terminated involuntarily without Disqualifying Conditions on December 31, 2008. The employment of these NEOs did not actually terminate on December 31, 2008, and as a result, these NEOs did not receive any of the amounts shown in the tables below. The actual amounts to be paid to a NEO in connection with a termination event can only be determined at the time of such termination event.

- The tables assume that the price of a share of our common stock is $16.25 per share, the closing market price per share on December 31, 2008.
- Each NEO is entitled to receive amounts earned during the term of his employment regardless of the manner of termination. These amounts include accrued base salary, accrued vacation time and other employee benefits to which the NEO was entitled on the date of termination, and are not shown in the tables below.
- For purposes of the tables below, the specific definitions of "cause" and "good reason" are defined in the executive employment agreements for Messrs. Young, Stewart and Solomon and are described in the section entitled "Employment Agreements and Letters of Understanding."
- To receive the benefits under the executive employment agreements, Mr. Young, Mr. Stewart and Mr. Solomon are each respectively required to provide a general release of claims against us and our affiliates. The benefits are also subject to mitigation for new employment. In addition, if Mr. Young, Mr. Stewart or Mr. Solomon receives severance payments under his executive employment agreement, he will not be entitled to receive any severance benefits under our Severance Pay Plan.
- The table is as of December 31, 2008 and does not reflect any potential payments under the Change in Control Severance Plan that went into effect in February 2009.

Name	Compensation Element	Termination for Cause or Not for Good Reason	Death	Disability	Termination Without Cause or for Good Reason	Change in Control
Larry D. Young	Salary Continuation Payments(1)	—	—	—	$1,800,000	—
	Lump Sum Salary Payments(2)	—	—	—	900,000	—
	Lump Sum Target Award Annual Incentive Plan Payment(3)	—	—	—	900,000	—
	Lump Sum 2008 Annual Incentive Plan Payment(4)	—	$ 900,000	$ 900,000	512,550	—
	Medical, Dental and Vision Benefits Continuation(5)	—	—	—	18,143	—
	Unvested Accrued Pension Benefit(6)	—	—	—	229,831	—
	Outplacement Services	—	—	—	75,000	—
	Accelerated Equity Payments					
	Restricted Stock Units(7)	—	1,537,851	338,455	1,537,851	$1,537,851
	Stock Options(8)	—	—	—	—	—
	TOTAL	**—**	**$2,437,851**	**$1,238,455**	**$5,973,375**	**$1,537,851**
John O. Stewart	Salary Continuation Payments(1)	—	—	—	$ 922,500	—
	Lump Sum Salary Payments(2)	—	—	—	512,500	—
	Lump Sum Target Award Annual Incentive Plan Payment(3)	—	—	—	410,000	—
	Lump Sum 2008 Annual Incentive Plan Payment(4)	—	$ 410,000	$ 410,000	233,495	—
	Medical, Dental and Vision Benefits Continuation(5)	—	—	—	11,454	—
	Unvested Accrued Pension Benefit(6)	—	—	—	94,132	—
	Outplacement Services	—	—	—	7,250	—
	Accelerated Equity Payments					
	Restricted Stock Units(7)	—	384,459	84,614	384,459	$ 384,459
	Stock Options(8)	—	—	—	—	—
	TOTAL	**—**	**$ 794,459**	**$ 494,614**	**$2,575,790**	**$ 384,459**

Name	Compensation Element	Voluntary Termination or With Disqualifying Conditions	Death	Disability	Involuntary Termination Without Disqualifying Conditions	Change in Control
Rodger L. Collins	Salary Continuation Payments	—	—	—	—	—
	Lump Sum Cash Payments(2)	—	—	—	$1,785,000	—
	Lump Sum Target Award Annual Incentive Plan Payment	—	—	—	—	—
	Lump Sum 2008 Annual Incentive Plan Payment(4)	—	$312,676	$312,676	178,069	—
	Medical, Dental and Vision Benefits Continuation	—	—	—	—	—
	Unvested Accrued Pension Benefit	—	—	—	—	—
	Outplacement Services	—	—	—	7,250	—
	Accelerated Equity Payments					
	Restricted Stock Units(7)	—	269,116	59,215	269,116	$269,116
	Stock Options(8)	—	—	—	—	—
	TOTAL	—	**$581,792**	**$371,891**	**$2,239,435**	**$269,116**
James J. Johnston	Salary Continuation Payments	—	—	—	—	—
	Lump Sum Cash Payments(2)	—	—	—	$1,750,000	—
	Lump Sum Target Award Annual Incentive Plan Payment	—	—	—	—	—
	Lump Sum 2008 Annual Incentive Plan Payment(4)	—	$306,603	$306,603	174,610	—
	Medical, Dental and Vision Benefits Continuation	—	—	—	—	—
	Unvested Accrued Pension Benefit	—	—	—	—	—
	Outplacement Services	—	—	—	7,250	—
	Accelerated Equity Payments					
	Restricted Stock Units(7)	—	269,116	59,215	269,116	$269,116
	Stock Options(8)	—	—	—	—	—
	TOTAL	—	**$575,719**	**$365,818**	**$2,200,976**	**$269,116**

Name	Compensation Element	Termination for Cause or Not for Good Reason	Death	Disability	Termination Without Cause Or for Good Reason	Change in Control
Lawrence N. Solomon	Salary Continuation Payments(1)	—	—	—	$ 538,313	—
	Lump Sum Salary Payments(2)	—	—	—	326,250	—
	Lump Sum Target Award Annual Incentive Plan Payment(3)	—	—	—	212,063	—
	Lump Sum 2008 Annual Incentive Plan Payment(4)	—	$282,750	$282,750	161,026	—
	Medical, Dental and Vision Benefits Continuation(5)	—	—	—	20,857	—
	Unvested Accrued Pension Benefit(6)	—	—	—	—	—
	Outplacement Services	—	—	—	7,250	—
	Relocation Benefit(9)	—	—	—	80,683	—
	Accelerated Equity Payments					
	Restricted Stock Units(7)	—	256,295	56,404	256,295	$256,295
	Stock Options(8)	—	—	—	—	—
	TOTAL	**—**	**$539,045**	**$339,154**	**$1,602,737**	**$256,925**

(1) The amounts shown represent salary continuation in an amount equal to (x) annual base salary and (y) target award under the Annual Incentive Plan. The amounts shown represent 100% for Mr. Young and 100% for Mr. Stewart and 75% for Mr. Solomon, in each case, according to the terms of their respective executive employment agreements.

(2) The amounts shown represent lump sum cash payments equal 100% of the annual base salary for Mr. Young, 100% of the annual base salary for Mr. Stewart, 350% of the annual base salary for Mr. Collins and Mr. Johnston and 75% of the annual base salary for Mr. Solomon.

(3) The amounts shown represent lump sum payments under the Annual Incentive Plan equal to 100% of the target award for Mr. Young, 100% of the target award for Mr. Stewart and 75% of the target award for Mr. Solomon.

(4) The amounts shown under the "Death" and "Disability" columns represent each NEO's target award under the Annual Incentive Plan, pro-rated through the assumed employment termination date. The amounts shown under the "Termination Without Cause or for Good Reason" column represent lump sum cash payments equal to each NEO's 2008 Annual Incentive Plan payment, pro-rated through the assumed employment termination date and based on the actual performance targets achieved for the year in which such assumed termination of employment occurred.

(5) The amounts shown represent the combined cash value of benefits continuation over the salary continuation period.

(6) The amounts shown represent unvested accrued benefits under our PPA Plan and PEP to be paid to the NEO under the PEP.

(7) The amounts shown represent the value of unvested restricted stock unit awards under the 2008 Stock Plan, pro-rated through the employment termination date in the case of "Disability."

(8) The amounts shown represent the value of the unvested stock options as of December 31, 2008. These stock options remain exercisable for 90 days from the employment termination date.

(9) The amount shown represents the value of the reasonable expenses associated with Mr. Solomon's return to South Africa in the event of the involuntary termination of his employment.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table summarizes certain information related to our stock option plans as of December 31, 2008.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Initial Column)
Equity Compensation Plans approved by stockholders			
2008 Stock Plan (1)	2,188,228	$25.08	6,811,772
Legacy Plans(2)	498,511	—	—
Equity Compensation Plans not approved by stockholders	—	—	—
Total	2,686,739	$20.61	6,811,772

(1) Represents 1,028,609 restricted stock units that have been issued and 1,159,619 stock options that have been granted under the 2008 Stock Plan. The stock options have a weighted average contractual term of 9.36 years.

(2) These plans consist of the Legacy International Share Award Plan, Legacy Long-Term Incentive Plan and Legacy Bonus Share Retention Plan. See discussion under "Compensation Discussion and Analysis — Long-Term Incentive Awards — Prior Awards under Cadbury" on page 27 of this Proxy Statement.

Tax Deductibility Policy

The Compensation Committee considers the deductibility of compensation for federal income tax purposes in the design of our programs. Currently, except for restricted stock units that vest solely over time, all of the incentive compensation paid to our NEOs for 2008 qualifies as "performance-based compensation" and, thus, is fully deductible by the Company for federal income tax purposes. While we generally seek to ensure the deductibility of the incentive compensation paid to our NEOs, the Compensation Committee intends to retain the flexibility necessary to provide cash and equity compensation in line with competitive practice, our compensation philosophy, and the best interests of our stockholders, even if these amounts are not fully tax deductible.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of our Board was comprised of Mr. Martin, Ms. Patsley and Mr. Adams during fiscal year 2008. All of such Audit Committee members are independent as defined in the current New York Stock Exchange listing standards. The Audit Committee has adopted a written charter which was approved by our Board on April 24, 2008. The Audit Committee has reviewed and discussed our audited financial statements with management, which has primary responsibility for the financial statements and management's evaluation and assessment of the effectiveness of internal control over financial reporting. Deloitte & Touche, LLP (Deloitte), our independent registered public accounting firm for fiscal year 2008, is responsible for expressing an opinion on the conformity of our audited financial statements with generally accepted accounting principles. The Audit Committee has discussed with Deloitte the financial statement audit and all other matters that are required to be discussed by Statement on Auditing Standards No. 61, as amended *(Communication With Audit Committees).* Deloitte has provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1, as amended *(Independence Discussions With Audit Committees),* and the Audit Committee discussed Deloitte's independence with Deloitte. The Audit Committee also concluded that Deloitte's provision of non-audit services is compatible with Deloitte's independence.

Based on the considerations referred to above, the Audit Committee recommended to our Board that the audited financial statements be included in our Annual Report on Form 10-K for fiscal year ending December 31, 2008 and that Deloitte be appointed our independent registered public accounting firm for the fiscal year ending December 31, 2009.

Submitted by the
Audit Committee of our Board:

Terence D. Martin (Chairman)
John L. Adams
Pamela H. Patsley

THE ABOVE REPORTS OF THE COMPENSATION COMMITTEE AND AUDIT COMMITTEE WILL NOT BE DEEMED TO BE SOLICITING MATERIAL OR TO BE FILED WITH OR INCORPORATED BY REFERENCE INTO ANY FILING BY US UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934, EXCEPT TO THE EXTENT THAT WE SPECIFICALLY INCORPORATE SUCH REPORT OR GRAPH BY REFERENCE.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2008, the Compensation Committee was composed of Jack L. Stahl, Ronald G. Rogers and M. Anne Szostak. No member of the Compensation Committee was an officer or employee of ours or any of our subsidiaries. None of our executive officers served on our Board or on the compensation committee of any other entity, for which any officers of such other entity served either on our Board or on our Compensation Committee. For information on insider participation, see "Certain Transactions."

CERTAIN TRANSACTIONS

All new or continuing related party transactions will be reviewed by our Board, the Corporate Governance and Nominating Committee or the Compensation Committee, as appropriate, to ensure the transactions are fair to us.

Michael F. Weinstein is co-founder of INOV8 Beverage Company LLC, and through one of its subsidiaries has developed the energy drink HYDRIVE. The Company distributes HYDRIVE and owns a minority interest in this subsidiary. In fiscal year 2008, the Company paid the subsidiary in excess of $1.6 million for product, which the Company resold. As a result of this relationship, Mr. Weinstein will not be an independent director and will not serve on any committee, which requires independent directors.

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS WITH MULTIPLE STOCKHOLDERS

If you have consented to the delivery of only one Notice, Annual Report or set of proxy materials, as applicable, to multiple Dr Pepper Snapple Group, Inc. stockholders who share your address, then only one Notice, Annual Report or set of proxy materials, as applicable, is being delivered to your household unless we have received contrary instructions from one or more of the stockholders sharing your address. We will deliver promptly upon oral or written request a separate copy of the Notice, Annual Report or set of proxy materials, as applicable, to any stockholder at your address. If you wish to receive a separate copy of the Notice, Annual Report or set of proxy materials, as applicable, you may call us at (972) 673-7000 (please ask for Investor Relations) or write to us at Dr Pepper Snapple Group, Inc., Attn: Investor Relations, 5301 Legacy Drive, Plano, Texas 75024. Stockholders sharing an address who now receive multiple copies of the Notice, Annual Report or set of proxy materials, as applicable, may request delivery of a single copy by calling us at the above number or writing to us at the above address.

STOCKHOLDERS PROPOSALS FOR 2009 ANNUAL MEETING

We currently expect to hold our annual meeting after the fiscal year ending December 31, 2009 ("2009 Annual Meeting") on or around May 20, 2010, and mail the Proxy Statement for that meeting in March 2010, subject to any changes we may make. If any of our stockholders intends to present a proposal for consideration at the 2009 Annual Meeting, including the nomination of directors, without inclusion of such proposal in the proxy statement and form of proxy, such stockholder must provide Notice to us of such proposal.

Pursuant to Rule 14a-8 of the Exchange Act, stockholder proposals will need to be received by us not later than December 4, 2009, in order to be eligible for inclusion in the proxy statement and form of proxy distributed by our Board with respect to the 2009 Annual Meeting. With respect to any notice of a proposal that a stockholder intends to present for consideration at the 2009 Annual Meeting, without inclusion of such proposal in the proxy statement and form of proxy, in accordance with Article II, Section 6(c) of our Bylaws, stockholder proposals will need to be received by us not sooner than January 19, 2010, but not later than February 18, 2010, in order to be presented at the 2009 Annual Meeting. Stockholder proposals must be sent to our principal executive offices, 5301 Legacy Drive, Plano, Texas 75024, Attention: James L. Baldwin, Jr., Corporate Secretary.

By Order of the Board of Directors



James L. Baldwin, Jr.
Corporate Secretary

March 30, 2009

Management Incentive Plan

DR PEPPER SNAPPLE GROUP, INC.

MANAGEMENT INCENTIVE PLAN

1. *Plan.* This Dr Pepper Snapple Group, Inc. Management Incentive Plan (this "Plan") was adopted by Dr Pepper Snapple Group, Inc., a Delaware corporation (the "Company"), to reward certain employees of the Company or its Subsidiaries by enabling them to receive performance-based cash compensation.

2. *Objectives.* This Plan is designed to attract and retain employees of the Company and its Subsidiaries and to stimulate the active interest of such persons in the development and financial success of the Company and its Subsidiaries. These objectives are to be accomplished by making cash awards under this Plan based on the achievement of certain performance goals. All awards payable under this Plan to Executive Officers are intended to be deductible by the Company under Section 162(m) (as such terms are defined below).

3. *Definitions.* As used herein, the terms set forth below shall have the following respective meanings:

"Authorized Officer" means the Chairman of the Board or the Chief Executive Officer of the Company (or any other senior officer of the Company to whom either of them shall delegate the authority to execute any Award Agreement).

"Award Agreement" means any written agreement (including in electronic form) between the Company and a Participant setting forth the terms, conditions and limitations applicable to a Performance Cash Award.

"Board" means the board of directors of the Company.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" means the Compensation Committee of the Board, any successor committee thereto, such other committee of the Board as may be designated by the Board to administer this Plan including any subcommittee of the Board as designated by the Board.

"Disability" means permanent and total disability as determined under the Company's long-term disability plan applicable to the Participant, or if there is no such plan applicable to the Participant, "Disability" means a determination of total disability by the Social Security Administration; provided that, in either case, the Participant's condition also qualifies as a "disability" for purposes of Section 409A with respect to an Award subject to Section 409A.

"Disaffiliation" means the sale, spin-off, public offering or other transaction that affects the divestiture of the Company's ownership of a Subsidiary or division of the Company.

"Employee" means an employee of the Company or any of its Subsidiaries and an individual who has agreed to become an employee of the Company or any of its Subsidiaries and actually becomes such an employee within the following six months.

"Executive Officer" means a "covered employee" within the meaning of Section 162(m)(3) or any other executive officer designated by the Committee for purposes of exempting compensation payable under this Plan from the deduction limitations of Section 162(m).

"Participant" means an Employee to whom a Performance Cash Award has been made under this Plan.

"Performance Cash Award" or "Award" means the grant of any award to a Participant pursuant to such applicable terms, conditions and limitations as the Committee may establish in accordance with the objectives of this Plan, which award is subject to the attainment of one or more Performance Goals.

"Performance Goal" means a standard established by the Committee, to determine in whole or in part whether a Performance Cash Award shall be earned.

"Section 162(m)" means Section 162(m) of the Code and any Treasury Regulations and guidance promulgated thereunder.

"Section 409A" means Section 409A of the Code and any Treasury Regulations and guidance promulgated thereunder.

"Separation from Service," with respect to Awards that are subject to Section 409A, means a Participant's Termination of Employment with the Company and any of its Subsidiaries, other than by reason of death or Disability, that qualifies as a 'separation from service' for purposes of Section 409A. A Separation from Service will be deemed to occur where the Participant and the Company or its Subsidiary reasonably anticipate that the bona fide level of services the Participant will perform (whether as an employee or as an independent contractor) will be permanently reduced to a level that is [between 20 and 50 percent (20% and 50%)] of the average level of bona fide services the Participant performed during the immediately preceding 36 months (or the entire period the Participant has provided services if the Participant has been providing services to the Company and any of its Subsidiaries for less than 36 months).

"Subsidiary" means (i) in the case of a corporation, any corporation of which the Company directly or indirectly owns shares representing 50% or more of the combined voting power of the shares of all classes or series of capital stock of such corporation which have the right to vote generally on matters submitted to a vote of the shareholders of such corporation and (ii) in the case of a partnership or other business entity not organized as a corporation, any such business entity of which the Company directly or indirectly owns 50% or more of the voting, capital or profits interests (whether in the form of partnership interests, membership interests or otherwise).

"Termination of Employment" means the termination of a Participant's employment with, or performance of services for, the Company and any of its Subsidiaries. Unless otherwise determined by the Committee, if a Participant's employment with the Company and its Subsidiaries terminates but such Participant continues to provide services to the Company and its Subsidiaries in a non-employee capacity, such change in status shall not be deemed a Termination of Employment. A Participant shall be deemed to incur a Termination of Employment in the event of the Disaffiliation of such Participant's Subsidiary or division unless the Committee specifies otherwise. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries do not constitute a Termination of Employment. If an Award is subject to Section 409A, however, Termination of Employment for purposes of that Award shall mean the Participant's Separation from Service.

4. *Eligibility.* All Employees are eligible for Performance Cash Awards under this Plan in the sole discretion of the Committee.

5. *Administration.*

(a) *Authority of the Committee.* This Plan shall be administered by the Committee, which shall have the powers vested in it by the terms of this Plan, such powers to include the authority (within the limitations described in this Plan):

- to select the Employees to be granted Performance Cash Awards under this Plan;
- to determine the terms of Performance Cash Awards to be made to each Participant;
- to determine the time when Performance Cash Awards are to be granted and any conditions that must be satisfied before a Performance Cash Award is granted;
- to establish objectives and conditions for earning Performance Cash Awards;
- to determine the terms and conditions of Award Agreements (which shall not be inconsistent with this Plan) and who must sign each Award Agreement;
- to determine whether the conditions for earning a Performance Cash Award have been met and whether a Performance Cash Award will be paid at the end of an applicable performance period;
- except as otherwise provided in paragraph 10, to modify the terms of Performance Cash Awards made under this Plan;
- to determine if, when and under what conditions payment of all or any part of a Performance Cash Award may be deferred;

- to determine whether the amount or payment of a Performance Cash Award should be reduced or eliminated;
- to determine the guidelines and/or procedures for the payment of Performance Cash Awards;
- to determine whether a Performance Cash Award should qualify, regardless of its amount, as deductible in its entirety for federal income tax purposes, including whether a Performance Cash Award granted to an Executive Officer should qualify as performance-based compensation;
- to interpret and administer this Plan any instrument or agreement relating to, or Award made under this Plan;
- to establish, amend, suspend, or waive such rules and guidelines;
- to appoint such agents as it shall deem appropriate for the proper administration of this Plan; and
- to make any other determination and take any other action that the Committee deems necessary or desirable for the administration of this Plan.

The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Performance Cash Award in the manner and to the extent the Committee deems necessary or desirable to further Plan purposes. Any decision of the Committee in the interpretation and administration of this Plan shall lie within its sole discretion and shall be final, conclusive and binding on all parties concerned.

(b) *Limitation of Liability.* No member of the Committee or officer of the Company to whom the Committee has delegated authority in accordance with the provisions of paragraph 6 of this Plan shall be liable for anything done or omitted to be done by him or her, by any member of the Committee or by any officer of the Company in connection with the performance of any duties under this Plan, except for his or her own willful misconduct or as expressly provided by statute.

6. *Delegation of Authority.* Except with respect to matters under Section 162(m) that are required to be determined or established by the Committee to qualify Performance Cash Awards to Executive Officers as qualified "performance-based compensation" the Committee may delegate to the Chief Executive Officer and to other senior officers of the Company or to such other committee of the Board its duties under this Plan pursuant to such conditions or limitations as the Committee may establish.

7. *Performance Cash Awards.*

(a) The Committee shall determine the type or types of Performance Cash Awards to be made under this Plan and shall designate from time to time the Participants who are to be the recipients of such Performance Cash Awards. Each Performance Cash Award shall be embodied in an Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Committee in its sole discretion. All or part of a Performance Cash Award may be subject to conditions established by the Committee, which may include, but are not limited to, continuous service with the Company and its Subsidiaries. Upon the termination of employment by a Participant, any deferred, unvested or unpaid Performance Cash Awards shall be treated as set forth in the applicable Award Agreement.

The terms, conditions and limitations applicable to any Performance Cash Awards granted to Participants pursuant to this Plan shall be determined by the Committee, subject to the limitations specified below. The Committee shall set Performance Goals in its sole discretion which, depending on the extent to which they are met, will determine the amount of Performance Cash Awards that will be paid out to the Participant.

(i) *Nonqualified Performance Cash Awards.* Performance Cash Awards granted to Employees that are not intended to qualify as qualified performance-based compensation under Section 162(m) shall be based on achievement of such Performance Goals and be subject to such terms, conditions and restrictions as the Committee or its delegate shall determine.

(ii) *Qualified Performance Cash Awards.* Performance Cash Awards granted to Executive Officers under this Plan that are intended to qualify as qualified performance-based compensation under Section 162(m) shall be paid on account of the attainment of one or more pre-established, objective Performance Goals established and administered by the Committee in accordance with Section 162(m) prior to the earlier to occur of (x) 90 days after the commencement of the period of service to which the Performance Goal relates and (y) the lapse of 25% of the period of service (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain. A Performance Goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. Such a Performance Goal may be based on one or more business criteria that apply to an Executive Officer, one or more business units, divisions or sectors of the Company, or the Company as a whole, and if so desired by the Committee, by comparison with a peer group of companies. A Performance Goal may include one or more of the following and need not be the same for each Executive Officer:

- revenue and income measures (which include revenue, gross margin, income from operations, net income, net sales and earnings per share);
- expense measures (which include costs of goods sold, sales, general and administrative expenses and overhead costs);
- operating measures (which include volume, margin, breakage and shrinkage, productivity and market share);
- cash flow measures (which include net cash flow from operating activities and working capital);
- liquidity measures (which include earnings before or after the effect of certain items such as interest, taxes, depreciation and amortization, and free cash flow);
- leverage measures (which include equity ratio and net debt);
- market measures (including those relating to market price, stock price, total shareholder return and market capitalization measures);
- return measures (which include return on equity, return on assets and return on invested capital);
- corporate value measures (which include compliance, safety, environmental and personnel matters); and
- other measures such as those relating to acquisitions, dispositions or customer satisfaction.

Unless otherwise stated, such a Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo, performance relative to a peer group determined by the Committee or limiting economic losses (measured, in each case, by reference to specific business criteria). In interpreting Plan provisions applicable to Performance Goals and qualified Performance Cash Awards, it is the intent of this Plan to comply with Section 162(m), including, without limitation, Treasury Regulation § 1.162-27(e)(2)(i), as to grants to Executive Officers and the Committee in establishing such goals and interpreting this Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of Performance Goals applicable to qualified Performance Cash Awards, the Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any qualified Performance Cash Awards made pursuant to this Plan shall be determined by the Committee to the extent permitted under Section 162(m).

(b) The Committee shall adjust the Performance Goals (either up or down) and the level of the Performance Cash Award that a Participant may earn under this Plan, to the extent permitted pursuant to Section 162(m), if it determines that the occurrence of external changes or other unanticipated business conditions have materially affected the fairness of the goals and have unduly influenced the Company's ability to meet them, including without limitation, events such as material acquisitions, changes in the capital structure of the Company, and extraordinary accounting changes. In addition, Performance Goals and Performance Cash Awards shall be calculated without regard to any changes in accounting standards that may be required by the Financial Accounting Standards Board after such Performance Goals are established. Further, in the event a period of service to which a Performance Goal relates is less than 12 months, the Committee shall have the right, in its sole discretion, to adjust the Performance Goals and the level of Performance Cash Award opportunity.

(c) Notwithstanding anything to the contrary contained in this Plan, the amount payable to a Participant under this Plan in respect of any one-year period shall not exceed $5,000,000.

8. *Performance Cash Award Payment.*

(a) *General.* With the approval of the Committee and subject to paragraph 8(b), payment of Performance Cash Awards shall be made in the form of cash and shall be paid on March 15th of the year following the year in which Performance Goals are achieved. The payment of a Performance Cash Award may include such restrictions as the Committee shall determine.

(b) *Deferral.* Amounts payable in respect of Performance Cash Awards may be deferred and paid in accordance with the terms of the Company's Supplemental Savings Plan (or any successor plan), subject to the terms and conditions of such plan as it may be amended from time to time.

9. *Taxes.* The Company shall have the right to deduct applicable taxes from any Performance Cash Award payment and withhold, at the time of delivery or vesting of cash under this Plan, an appropriate amount of cash for payment of taxes required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes.

10. *Amendment, Modification, Suspension or Termination.* The Board or the Committee may amend, modify, suspend or terminate this Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that (i) no amendment or alteration that would materially adversely affect the rights of any Participant under any Performance Cash Award previously granted to such Participant shall be made without the consent of such Participant and (ii) no amendment or alteration shall be effective prior to its approval by the shareholders of the Company to the extent shareholder approval is otherwise required by applicable legal requirements.

11. *Assignability.* Unless otherwise determined by the Committee in the Award Agreement, no Performance Cash Award or any other benefit under this Plan shall be assignable or otherwise transferable. Any attempted assignment of a Performance Cash Award or any other benefit under this Plan in violation of this paragraph 11 shall be null and void.

12. *Adjustments.* In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Board may make such adjustments to Performance Cash Awards or other provisions for the disposition of Awards as it deems equitable, and shall be authorized, in its sole discretion, (i) to provide for the substitution of a new Performance Cash Award or other arrangement (which, if applicable, may be exercisable for such property or stock as the Board determines) for a Performance Cash Award or the assumption of the Performance Cash Award, (ii) to provide, prior to the transaction, for the acceleration of the vesting of the Performance Cash Award or (iii) to cancel any such Performance Cash Awards and to deliver to the Participants cash in an amount that the Board shall determine in its sole discretion.

13. *Unfunded Plan.* This Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants who are entitled to cash, any such accounts shall be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets that may at any time be represented by cash or rights thereto, nor shall this Plan be construed as providing for such segregation, nor shall the Company, the Board or the Committee be deemed to be a trustee of any cash or rights thereto to be granted under this Plan. Any liability or obligation of the Company to any Participant with respect to a Performance Cash Award of cash or rights thereto under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

14. *Section 409A of the Code.* It is intended that the payment of Performance Cash Awards under this Plan shall satisfy the short-term deferral exclusion from Section 409A, unless deferred in accordance with paragraph 8(b) in which case the Performance Cash Award shall be subject to the terms of the Company's Supplemental Savings Plan, which is designed to be in compliance with Section 409A.

15. *Governing Law.* This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Delaware.

16. *No Right to Employment.* Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or a Subsidiary to terminate any Participant's employment or other service relationship at any time, nor confer upon any Participant any right to continue in the capacity in which he or she is employed or otherwise serves the Company or any Subsidiary.

17. *Tax Consequences.* Nothing in this Plan or an Award Agreement shall constitute a representation by the Company to an Employee regarding the tax consequences of any Performance Cash Award received by an Employee under this Plan. Although the Company may endeavor to (i) qualify a Performance Cash Award for favorable U.S. or foreign tax treatment or (ii) avoid adverse tax treatment (e.g. under Section 409A), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or unavoidable tax treatment. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Performance Cash Awards under this Plan.

18. *Successors.* All obligations of the Company under this Plan with respect to Performance Cash Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

19. *Effectiveness.* This Plan is effective , 2009. This Plan shall continue in effect for a term of 10 years, unless sooner terminated by action of the Board.

IN WITNESS WHEREOF, the Company has caused this Plan to be executed by its duly authorized officer on the date first written above.

DR PEPPER SNAPPLE GROUP, INC.

By: ______________________________

____

Title: ___________________________

APPENDIX B

Audit Committee Charter

Dr Pepper Snapple Group, Inc.

Audit Committee Charter

Effective as of April 24, 2008

Purpose

The Audit Committee (the "Committee') is established by the Board of Directors of Dr Pepper Snapple Group, Inc. and its subsidiaries (the "Company") primarily for the purpose of overseeing the accounting and financial reporting processes of the Company, and audits of the financial statements of the Company.

The Committee is responsible for (A) assisting the Board's oversight of (1) the quality and integrity of the Company's financial statements and related disclosure, (2) the Company's compliance with all legal and regulatory requirements, (3) the independent auditor's qualifications and independence, and (4) the performance of the Company's internal audit function and independent auditor, and (B) reviewing and approving an audit committee report as required by the Securities and Exchange Commission (the "SEC") to be included in the Company's annual proxy statement or, if the Company does not file a proxy statement, in the Company's Annual Report on Form 10-K filed with the SEC.

While the Committee has the responsibilities and powers set forth in this Charter, the responsibility of the Committee is oversight. It is not the responsibility of the Committee to prepare the Company's financial statements, to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles ("GAAP") and other applicable accounting principles and applicable rules and regulations. It is the responsibility of the Company's management to prepare consolidated financial statements in accordance with GAAP and applicable law and regulations and of the Company's independent auditor to audit those financial statements. Therefore, each member of the Committee shall be entitled to rely, to the fullest extent permitted by law, on the integrity of those persons and organizations within and outside the Company from whom he or she receives information, and the accuracy of the financial and other information provided to the Committee by such persons or organizations.

Composition

1. *Members.* The Committee shall consist of as many members as the Board shall determine, but in any event not fewer than three members. The members of the Committee shall be appointed annually by the Board upon the recommendation of the Corporate Governance and Nominating Committee.

2. *Qualifications.* All Committee members must be financially literate, as such qualification is determined by the Board in its judgment, and at least one member of the Committee shall be an "audit committee financial expert." The Board shall make a good faith determination that each member of the Committee meets all applicable independence, financial literacy and other requirements of law, the SEC, the New York Stock Exchange ("NYSE") and as set forth in the Company's Corporate Governance Guidelines. The Board shall also designate one member of the Committee as an "audit Committee financial expert" as defined by the SEC. The Committee members shall not simultaneously serve on the audit committees of more than two other public companies.

3. *Chair.* The Chair of the Committee shall be appointed by the Board, upon the recommendation of the Corporate Governance and Nominating Committee.

4. *Removal and Replacement.* The members of the Committee may be removed or replaced, and any vacancies on the Committee shall be filled, by the Board upon the recommendation of the Corporate Governance and Nominating Committee.

Operations

1. *Meetings.* Committee meetings are generally held pursuant to a pre-determined schedule, with additional meetings scheduled as necessary. The length of Committee meetings, and the time devoted to each item on a meeting agenda, depends upon the number and the nature of the items to be discussed at the meeting. In general, directors who are not Committee members may attend meetings of the Committee, except when the Chair of the

Committee determines otherwise. The Committee shall meet separately, periodically (but at least annually), with management, the general counsel, the internal auditors and the independent auditor. In addition, the Committee may, if it deems necessary or appropriate, meet separately with the independent auditor at any meeting of the Committee at which the independent auditor is present. Minutes of the meetings of the Committee shall be maintained.

2. *Quorum.* A majority of the total number of members constitutes a quorum of the Committee. A majority of the members of the Committee in attendance at a meeting, where a quorum is present, is empowered to act on behalf of the Committee, except as may be provided otherwise in this Charter. The Committee may delegate any of its responsibilities, as it deems appropriate, to a subcommittee composed of one or more members. Minutes will be kept of each meeting of the Committee.

3. *Agenda.* The Chair of the Committee shall develop and set the Committee's agenda, in consultation with other members of the Committee and the Board and senior management. Each member of the Board and members of senior management are free to suggest the inclusion of items on the agenda. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

4. *Report to Board.* The Committee shall report regularly to the entire Board and shall submit to the Board the minutes of its meetings.

5. *Action in lieu of a Meeting; Telephonic Participation.* Unless otherwise required by law or as provided by the By-Laws or the Certificate of Incorporation of the Company: (i) any action required or permitted to be taken at any meeting of the Committee may be taken without a meeting if all of the members of the Committee consent thereto (a) in writing or (b) by electronic transmission and such writings or transmissions are filed with the minutes, of the Committee; and (ii) members of the Committee may participate in a meeting by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence at such a meeting. The Chair of the Committee shall determine whether participation in the meeting by teleconference or videoconference will be permitted.

6. *Self Evaluation.* The Committee shall prepare and review with the Board an annual performance evaluation of the Committee. The evaluation shall compare the performance of the Committee with the requirements of this Charter. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate, with the oversight and assistance of the Corporate Governance and Nominating Committee.

7. *Assessment of Charter.* The Committee shall review this Charter annually and recommend to the Board any improvements to this Charter that the Committee deems necessary or desirable.

Authority and Duties

In furtherance of the Committee's purpose, and in addition to any other responsibilities which may be properly assigned by the Board from time to time hereunder, the Committee shall have the following authorities and duties:

Independent Auditor's Qualifications and Independence

1. Sole authority for the appointment, retention, compensation, evaluation, oversight and termination of the work of the independent auditor of the Company (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee.

2. Sole authority to pre-approve all auditing services, internal control-related audit services and permitted non-audit services to be provided by the independent auditor, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities and Exchange Act of 1934 (the "Exchange Act") which shall be approved by the Audit Committee. The Committee may delegate to the Chair of the Committee the authority to pre-approve certain non-audit services, provided that the Chair shall present such approvals at the next regularly scheduled Committee meeting.

3. Review with the lead audit partner whether any of the audit team members receive any discretionary compensation from the audit firm with respect to non-audit services performed by the independent auditor.

4. Obtain and review with the lead audit partner and a more senior representative of the independent auditor, annually or more frequently as the Committee considers appropriate, a report by the independent auditor describing: the independent auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry, review or investigation by governmental, professional or other regulatory authorities, within the preceding five years, respecting independent audits carried out by the independent auditor, and any steps taken to deal with these issues; and (to assess the independent auditor's independence) all relationships between the independent auditor and the Company. The Committee shall, in addition to assuring the regular rotation of the lead (or coordinating) audit partner and the audit partner responsible for reviewing the audit, consider whether there should be regular rotation of the audit firm.

5. Determine the compensation payable to the independent auditor for the purpose of rendering or issuing an audit report or performing another audit, review or attest services for the Company, and to any advisors employed by the Committee.

6. Review the experience, qualifications and performance of the senior members of the independent auditor team.

7. Pre-approve the hiring of any employee or former employee of the independent auditor.

8. Regularly report its conclusions with respect to the independent auditor to the Board.

Financial Statements and Related Disclosure

1. Review the annual audited financial statements and quarterly financial statements with management and the independent auditor, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," before the filing of the Company's reports on Form 10-K and Form 10-Q.

2. Review with management, the internal auditor and the independent auditor the quality, adequacy and effectiveness of the Company's internal controls and any significant deficiencies or material weaknesses in internal controls.

3. Review disclosures made by the Company's Chief Executive Officer and Chief Financial Officer ("CFO") during their certification process for the Form 10-K and Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud, whether or not material, involving management or other employees who have a significant role in the Company's internal controls.

4. Review the Company's policies with respect to risk assessment and risk management, including the identification of potential fraud risk, fraud protection and fraud detection methods.

5. Review with management and the independent auditors comment letters and other correspondence from the SEC or the NYSE or any other regulatory authority regarding material issues relating to the Company's financial statements and responses of the Company to such comment letters and other correspondence.

6. Review with management earnings press releases before they are issued.

7. Review with management the nature of the financial information and earnings guidance provided to analysts and rating agencies.

8. Review with the independent auditor: (a) all critical accounting policies and practices to be used by the Company in preparing its financial statements, (b) all alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative disclosures and treatments, and the treatment preferred by the independent auditor, and (c) other material communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences. In addition, the Committee shall review with the independent auditor any audit problems or difficulties and management's response, and any significant disagreements with management.

9. Review with management, and any outside professionals as the Committee considers appropriate, the effectiveness of the Company's disclosure controls and procedures.

10. Review with management and any outside professionals as the Committee considers appropriate, important trends and developments in financial reporting practices and requirements and their effect on the Company's financial statements.

11. Review with management and the independent auditor the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company's financial statements.

12. Review with the independent auditor the matters required to be discussed by Statement on AU Section 380 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work and any restrictions on the scope of disagreements with management.

13. Review and approve the report required by the SEC to be included in the Company's annual proxy statement.

Performance of the Internal Audit Function

1. Supervise directly the internal audit department in the conduct of its operational responsibilities, while ensuring the department reports administratively to the CFO or to a senior financial person designated by the CFO. Management shall obtain the Committee's approval prior to the appointment, replacement, reassignment or dismissal of the principal internal auditor.

2. Review with management, the internal auditor and the independent auditor the scope, planning and staffing of the proposed internal audits for the current year or such other period as the Committee shall determine. The Committee shall also review the internal audit function's organization, responsibilities, plans, results, budget and staffing.

3. Review the regular internal reports to management prepared by the internal auditor and management's response thereto.

Compliance with Legal and Regulatory Requirements

1. Discuss with the Company's General Counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies and internal controls.

2. Review with management and any internal or external counsel as the Committee considers appropriate, any legal matters (including the status of pending litigation) that may have a material impact on the Company and any material reports or inquiries from regulatory or governmental agencies.

3. Review with the Company's General Counsel the adequacy and effectiveness of the Company's procedures to ensure compliance with its legal and regulatory responsibilities. The Committee shall also review the legal and compliance function's organization, responsibilities, plans, results, budget and staffing.

4. Obtain from the independent auditor assurance that Section 10A(b) of the Exchange Act has not been implicated.

5. Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company's financial statements or accounting policies.

6. Consider issues involving related person transactions and approve such transactions in accordance with the Company's Related Person Transaction Policy.

7. Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters or potential violations of law and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters or potential violations of law.

8. Obtain reports from management, the internal auditor and the independent auditor regarding compliance with all applicable legal and regulatory requirements, including but not limited to the Foreign Corrupt Practices Act.

9. Establish, review and update periodically a Code of Business Conduct and Ethics (the "Code") and ensure management has a system to enforce this Code. The Committee shall review the Company's compliance with the Code.

10. Ensure that management has an appropriate review system in place to guarantee that the Company's financial statements, reports and other financial information disseminated outside the Company meet appropriate legal requirements.

12. Review the Company's compliance and securities trading policies to ensure that such policies meet the requirements of the SEC and the NYSE.

13. Conduct or authorize investigations into any matters within its scope of responsibilities.

14. Have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of counsel or other advisors, experts or consultants, as it deems appropriate, in its sole discretion, without seeking approval of the Board or management. The Company shall pay all fees and expenses for any such advisors retained by the Committee. With respect to consultants or search firms used to identify director candidates, the authority to retain, terminate and approve the fees and other retention terms of such firms shall be vested solely in the Committee.

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight function. The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

Omnibus Stock Incentive Plan of 2009

DR PEPPER SNAPPLE GROUP, INC.

OMNIBUS STOCK INCENTIVE PLAN OF 2009

1. *Plan.* This Dr Pepper Snapple Group, Inc. Omnibus Stock Incentive Plan of 2009 (this "Plan") was adopted by Dr Pepper Snapple Group, Inc., a Delaware corporation (the "Company"), to reward certain employees, consultants and nonemployee directors of the Company or its Subsidiaries by enabling them to acquire shares of common stock of the Company.

2. *Objectives.* This Plan is designed to attract and retain employees and consultants of the Company and its Subsidiaries, to attract and retain qualified nonemployee directors of the Company, to encourage the sense of proprietorship of such employees, consultants and nonemployee directors and to stimulate the active interest of such persons in the development and financial success of the Company and its Subsidiaries. These objectives are to be accomplished by making Awards under this Plan and thereby providing Participants with a proprietary interest in the growth and performance of the Company and its Subsidiaries. All Performance Awards payable under this Plan to Executive Officers are intended to be deductible by the Company under Section 162(m) (as such terms are defined below).

3. *Definitions.* As used herein, the terms set forth below shall have the following respective meanings:

"Authorized Officer" means the Chairman of the Board or the Chief Executive Officer of the Company (or any other senior officer of the Company to whom either of them shall delegate the authority to execute any Award Agreement).

"Award" means the grant of any Option, Stock Appreciation Right, Stock Award or Performance Award, whether granted singly, in combination or in tandem, to a Participant pursuant to such applicable terms, conditions and limitations as the Committee may establish in accordance with the objectives of this Plan.

"Award Agreement" means any written agreement (including in electronic form) between the Company and a Participant setting forth the terms, conditions and limitations applicable to an Award.

"Board" means the board of directors of the Company.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Committee" means the Compensation Committee of the Board, any successor committee thereto or such other committee of the Board as may be designated by the Board to administer this Plan in whole or in part including any subcommittee of the Board as designated by the Board.

"Common Stock" means the Common Stock, par value $0.01 per share, of the Company.

"Consultant" means any consultant or independent contractor of the Company or any Subsidiary, but not including any Employee or Nonemployee Director.

"Disability" means permanent and total disability as determined under the Company's long-term disability plan applicable to the Participant, or if there is no such plan applicable to the Participant, "Disability" means a determination of total disability by the Social Security Administration; provided that, in either case, the Participant's condition also qualifies as a "disability" for purposes of Section 409A with respect to an Award subject to Section 409A.

"Disaffiliation" means the sale, spin-off, public offering or other transaction that affects the divestiture of the Company's ownership of a Subsidiary or division of the Company.

"Dividend Equivalents" means, with respect to shares of Restricted Stock or Restricted Stock Units, with respect to which shares are to be issued at the end of the Restriction Period, an amount equal to all dividends and other distributions (or the economic equivalent thereof) that are payable to shareholders of record during the Restriction Period on a like number of shares of Common Stock.

"Employee" means an employee of the Company or any of its Subsidiaries and an individual who has agreed to become an employee of the Company or any of its Subsidiaries and actually becomes such an employee within the following six months.

"Executive Officer" means a "covered employee" within the meaning of Section 162(m)(3) or any other executive officer designated by the Committee for purposes of exempting compensation payable under this Plan from the deduction limitations of Section 162(m).

"Fair Market Value" of a share of Common Stock means, as of a particular date, (i) if shares of Common Stock are listed on a national securities exchange, the closing sales price per share of Common Stock on the consolidated transaction reporting system for the principal national securities exchange on which shares of Common Stock are listed on that date, or, if there shall have been no such sales reported on that date, on the last preceding date on which such a sale was so reported, (ii) if the Common Stock is not so listed but is traded on an over-the-counter market, the mean between the closing bid and asked price on that date, or, if there are no such prices available for such date, on the last preceding date on which such prices shall be available, as reported by the National Quotation Bureau Incorporated, or (iii) if shares of Common Stock are not publicly traded, the most recent value determined by an independent appraiser appointed by the Company for such purpose.

"Incentive Option" means an Option that is intended to comply with the requirements set forth in Section 422 of the Code.

"Nonemployee Director" means an individual serving as a member of the Board who is not an employee of the Company or any of its Subsidiaries.

"Nonqualified Option" means an Option that is not intended to comply with the requirements set forth in Section 422 of the Code.

"Option" means a right to purchase a specified number of shares of Common Stock at a specified price.

"Participant" means an Employee, Consultant or Nonemployee Director to whom an Award has been made under this Plan.

"Performance Award" means an award made pursuant to this Plan to a Participant, which Award is subject to the attainment of one or more Performance Goals.

"Performance Goal" means a standard established by the Committee, to determine in whole or in part whether a Performance Award shall be earned.

"Restricted Stock" means any Common Stock that is restricted or subject to forfeiture provisions.

"Restricted Stock Unit" means a unit evidencing the right to receive one share of Common Stock or equivalent value (as determined by the Committee) that is restricted or subject to forfeiture provisions.

"Restriction Period" means a period of time beginning as of the date upon which an Award of Restricted Stock or Restricted Stock Units is made pursuant to this Plan and ending as of the date upon which the Common Stock subject to such Award is issued (if not previously issued) no longer restricted or subject to forfeiture provisions.

"Section 162(m)" means Section 162(m) of the Code and any Treasury Regulations and guidance promulgated thereunder.

"Section 409A" means Section 409A of the Code and any Treasury Regulations and guidance promulgated thereunder.

"Separation from Service," with respect to Awards that are subject to Section 409A, means a Participant's Termination of Employment with the Company and any of its Subsidiaries, other than by reason of death or Disability, that qualifies as a 'separation from service' for purposes of Section 409A.

"Stock Appreciation Right" or "SAR" means a right to receive a payment, in cash or Common Stock, equal to the excess of the Fair Market Value or other specified valuation of a specified number of shares of Common Stock on the date the right is exercised over a specified strike price, in each case, as determined by the Committee.

"Stock Award" means an award in the form of shares of Common Stock or units denominated in shares of Common Stock.

"Subsidiary" means (i) in the case of a corporation, any corporation of which the Company directly or indirectly owns shares representing 50% or more of the combined voting power of the shares of all classes or series of capital stock of such corporation which have the right to vote generally on matters submitted to a vote of the shareholders of such corporation and (ii) in the case of a partnership or other business entity not organized as a corporation, any such business entity of which the Company directly or indirectly owns 50% or more of the voting, capital or profits interests (whether in the form of partnership interests, membership interests or otherwise).

"Termination of Employment" means the termination of a Participant's employment with, or performance of services for, the Company and any of its Subsidiaries. Unless otherwise determined by the Committee, if a Participant's employment with the Company and its Subsidiaries terminates but such Participant continues to provide services to the Company and its Subsidiaries in a non-employee capacity, such change in status shall not be deemed a Termination of Employment. A Participant shall be deemed to incur a Termination of Employment in the event of the Disaffiliation of such Participant's Subsidiary or division unless the Committee specifies otherwise. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries do not constitute a Termination of Employment. If an Award is subject to Section 409A, however, Termination of Employment for purposes of that Award shall mean the Participant's Separation from Service.

4. *Eligibility.*

(a) *Employees.* All Employees are eligible for Awards under this Plan in the sole discretion of the Committee.

(b) *Consultants.* Consultants are eligible for Awards under this Plan in the sole discretion of the Committee.

(c) *Nonemployee Directors.* Nonemployee Directors are eligible for Awards under this Plan, in their capacities as directors.

5. *Common Stock Available for Awards.* Subject to the provisions of paragraph 15 hereof, there shall be available for Awards under this Plan granted wholly or partly in Common Stock (including rights or options that may be exercised for or settled in Common Stock) an aggregate of 20,000,000 shares of Common Stock. No more than 12,000,000 shares of Common Stock may be the subject of Awards that are not Options or Stock Appreciation Rights. In the sole discretion of the Committee, 1,000,000 shares of Common Stock may be granted as Incentive Options.

(a) In connection with the granting of an Option or other Award, the number of shares of Common Stock available for issuance under this Plan shall be reduced by the number of shares of Common Stock in respect of which the Option or Award is granted or denominated. For example, upon the grant of stock-settled SARs, the number of shares of Common Stock available for issuance under this Plan shall be reduced by the full number of SARs granted, and the number of shares of Common Stock available for issuance under this Plan shall not thereafter be increased upon the exercise of the SARs and settlement in shares of Common Stock, even if the actual number of shares of Common Stock delivered in settlement of the SARs is less than the full number of SARs exercised. However, Awards that by their terms do not permit settlement in shares of Common Stock shall not reduce the number of shares of Common Stock available for issuance under this Plan.

(b) Any shares of Common Stock that are tendered by a Participant or withheld as full or partial payment of withholding or other taxes or as payment for the exercise or conversion price of an Award under this Plan shall not be added back to the number of shares of Common Stock available for issuance under this Plan.

(c) Whenever any outstanding Option or other Award (or portion thereof) expires, is cancelled, is settled in cash rather than in shares of Common Stock (pursuant to the terms of an Award that permits but does not require cash settlement) or is otherwise terminated for any reason without having been exercised or payment having been made in the form of shares of Common Stock, the number of shares of Common Stock available for issuance under this Plan shall be increased by the number of shares of Common Stock allocable to the expired, cancelled, settled or otherwise terminated Option or other Award (or portion thereof). To the extent that any Award is forfeited, or any

Option or SAR terminates, expires or lapses without being exercised, the shares of Common Stock subject to such Awards will not be counted as shares delivered under this Plan.

(d) Any shares of Common Stock underlying Awards granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who become employees of the Company as a result of a merger, consolidation, acquisition or other corporate transaction involving the Company shall not, unless required by law or regulation, count against the reserve of available shares of Common Stock under this Plan.

(e) Awards valued by reference to Common Stock that may be settled in equivalent cash value will count as shares of Common Stock delivered to the same extent as if the Award were settled in shares of Common Stock.

The Committee and the appropriate officers of the Company shall be authorized to, from time to time, take all such actions as any of them may determine are necessary or appropriate to file any documents with governmental authorities, stock exchanges and transaction reporting systems as may be required to ensure that shares of Common Stock are available for issuance pursuant to Awards.

6. *Administration.*

(a) *Authority of the Committee.* This Plan shall be administered by the Committee, which shall have the powers vested in it by the terms of this Plan, such powers to include the authority (within the limitations described in this Plan):

- to select the Employees, Consultants and Nonemployee Directors to be granted Awards under this Plan;
- to determine the terms of Awards to be made to each Participant;
- to determine the time when Awards are to be granted and any conditions that must be satisfied before an Award is granted;
- to establish objectives and conditions for earning Awards;
- to determine the terms and conditions of Award Agreements (which shall not be inconsistent with this Plan) and who must sign each Award Agreement;
- to determine whether the conditions for earning an Award have been met and whether a Performance Award will be paid at the end of an applicable performance period;
- except as otherwise provided in paragraph 13, to modify the terms of Awards made under this Plan;
- to determine if, when and under what conditions payment of all or any part of an Award may be deferred;
- to determine whether the amount or payment of an Award should be reduced or eliminated;
- to determine the guidelines and/or procedures for the payment or exercise of Awards; and
- to determine whether a Performance Award should qualify, regardless of its amount, as deductible in its entirety for federal income tax purposes, including whether a Performance Award granted to an Executive Officer should qualify as performance-based compensation.

The Committee may correct any defect or supply any omission or reconcile any inconsistency in this Plan or in any Award in the manner and to the extent the Committee deems necessary or desirable to further Plan purposes. Any decision of the Committee in the interpretation and administration of this Plan shall lie within its sole discretion and shall be final, conclusive and binding on all parties concerned.

(b) *Limitation of Liability.* No member of the Committee or officer of the Company to whom the Committee has delegated authority in accordance with the provisions of paragraph 7 of this Plan shall be liable for anything done or omitted to be done by him or her, by any member of the Committee or by any officer of the Company in connection with the performance of any duties under this Plan, except for his or her own willful misconduct or as expressly provided by statute.

(c) *Prohibition on Repricing of Awards.* The terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Options or SARs, nor may outstanding Options or SARS be cancelled, exchanged, substituted, bought out or surrendered in exchange for cash, other awards or Options or SARs with an exercise price that is less than the exercise price of the original Options or SARs, unless (i) approved by the stockholders or (ii) in connection with a corporate transaction involving the company (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares).

7. *Delegation of Authority.* Except with respect to matters under Section 162(m) that are required to be determined or established by the Committee to qualify Awards to Executive Officers as qualified "performance-based compensation," the Committee may delegate to the Chief Executive Officer and to other senior officers of the Company or to such other committee of the Board its duties under this Plan pursuant to such conditions or limitations as the Committee may establish.

8. *Awards.* (a) The Committee shall determine the type or types of Awards to be made under this Plan and shall designate from time to time the Participants who are to be the recipients of such Awards. Each Award shall be embodied in an Award Agreement, which shall contain such terms, conditions and limitations as shall be determined by the Committee in its sole discretion. Awards may consist of those listed in this paragraph 8(a) and may be granted singly, in combination or in tandem. Awards may also be made in combination or in tandem with, in replacement of, or as alternatives to, grants or rights under this Plan or any other plan of the Company or any of its Subsidiaries, including the plan of any acquired entity; provided that, except as contemplated in paragraph 15 hereof, no Option may be issued in exchange for the cancellation of an Option with a higher exercise price nor may the exercise price of any Option be reduced. Further, any Award shall also be subject to the restrictions set forth in paragraph 6(c) hereof. All or part of an Award may be subject to conditions established by the Committee, which may include, but are not limited to, continuous service with the Company and its Subsidiaries, achievement of specific business objectives, increases in specified indices, attainment of specified growth rates and other comparable measurements of performance. Upon the termination of employment by a Participant, any unexercised, deferred, unvested or unpaid Awards shall be treated as set forth in the applicable Award Agreement.

(i) *Option.* An Award may be in the form of an Option. An Option awarded pursuant to this Plan may consist of an Incentive Option or a Nonqualified Option. Incentive Options may not be awarded to Nonemployee Directors. The price at which shares of Common Stock may be purchased upon the exercise of an Option shall be not less than the Fair Market Value of the Common Stock on the date of grant. The term of an Option shall not exceed ten years from the date of grant. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any Options awarded pursuant to this Plan, including the term of any Options and the date or dates upon which they become exercisable, shall be determined by the Committee.

(ii) *Stock Appreciation Right.* An Award may be in the form of a Stock Appreciation Right. The strike price for a Stock Appreciation Right shall not be less than the Fair Market Value of the Common Stock on the date on which the Stock Appreciation Right is granted. The term of a Stock Appreciation Right shall not exceed ten years from the date of grant. Subject to the foregoing limitations, the terms, conditions and limitations applicable to any Stock Appreciation Rights awarded pursuant to this Plan, including the term of any Stock Appreciation Rights and the date or dates upon which they become exercisable, shall be determined by the Committee.

(iii) *Stock Award.* An Award may be in the form of a Stock Award. The terms, conditions and limitations applicable to any Stock Awards granted pursuant to this Plan shall be determined by the Committee, subject to the limitations specified below. Any Stock Award which is not a Performance Award shall have a minimum Restriction Period of three years from the date of grant, provided that (i) the Committee may provide for earlier vesting following a change of control or other specified events involving the Company or upon an Employee's termination of employment by reason of death, disability or retirement, (ii) such three-year minimum Restricted Period shall not apply to a Stock Award that is granted in lieu of salary or bonus, and (iii) vesting of a Stock Award may occur incrementally over the three-year minimum Restricted Period; provided, that up to 1,200,000 shares of Common Stock shall be available for issuance as Stock Awards having a time-based Restriction Period of less than three years but not less than one year.

(iv) *Performance Award.* Without limiting the type or number of Awards that may be made under the other provisions of this Plan, an Award may be in the form of a Performance Award. The terms, conditions and limitations applicable to any Performance Awards granted to Participants pursuant to this Plan shall be determined by the Committee, subject to the limitations specified below. Any Stock Award which is a Performance Award shall have a minimum Restriction Period of one year from the date of grant, provided that the Committee may provide for earlier vesting following a change of control or other specified events involving the Company, or upon a termination of employment by reason of death, disability or retirement, or termination of service subject to the limitations specified below. The Committee shall set Performance Goals in its sole discretion which, depending on the extent to which they are met, will determine the value and/or amount of Performance Awards that will be paid out to the Participant and/or the portion of an Award that may be exercised.

(A) *Nonqualified Performance Awards.* Performance Awards granted to Employees or Nonemployee Directors that are not intended to qualify as qualified performance-based compensation under Section 162(m) shall be based on achievement of such Performance Goals and be subject to such terms, conditions and restrictions as the Committee or its delegate shall determine.

(B) *Qualified Performance Awards.* Performance Awards granted to Executive Officers under this Plan that are intended to qualify as qualified performance-based compensation under Section 162(m) shall be paid, vested or otherwise deliverable solely on account of the attainment of one or more pre-established, objective Performance Goals established and administered by the Committee in accordance with Section 162(m) prior to the earlier to occur of (x) 90 days after the commencement of the period of service to which the Performance Goal relates and (y) the lapse of 25% of the period of service (as scheduled in good faith at the time the goal is established), and in any event while the outcome is substantially uncertain. A Performance Goal is objective if a third party having knowledge of the relevant facts could determine whether the goal is met. Such a Performance Goal may be based on one or more business criteria that apply to an Executive Officer, one or more business units, divisions or sectors of the Company, or the Company as a whole, and if so desired by the Committee, by comparison with a peer group of companies. A Performance Goal may include one or more of the following and need not be the same for each Executive Officer:

- revenue and income measures (which include revenue, gross margin, income from operations, net income, net sales and earnings per share);
- expense measures (which include costs of goods sold, selling, general and administrative expenses and overhead costs);
- operating measures (which include volume, margin, breakage and shrinkage, productivity and market share);
- cash flow measures (which include net cash flow from operating activities and working capital);
- liquidity measures (which include earnings before or after the effect of certain items such as interest, taxes, depreciation and amortization, and free cash flow);
- leverage measures (which include debt-to-equity ratio and net debt);
- market measures (which include market share, stock price, total shareholder return and market capitalization measures);
- return measures (which include return on equity, return on assets and return on invested capital);
- corporate value measures (which include compliance, safety, environmental and personnel matters); and
- other measures such as those relating to acquisitions, dispositions or customer satisfaction.

Unless otherwise stated, such a Performance Goal need not be based upon an increase or positive result under a particular business criterion and could include, for example, maintaining the status quo, performance relative to a peer group determined by the Committee or limiting economic losses (measured, in each case, by reference to specific business criteria). In interpreting Plan provisions applicable to Performance Goals and qualified Performance Awards, it is the intent of this Plan to conform with Section 162(m), including, without limitation, Treasury Regulation § 1.162-27(e)(2)(i), as to grants to Executive Officers and the Committee in establishing such goals and interpreting the Plan shall be guided by such provisions. Prior to the payment of any compensation based on the achievement of Performance Goals applicable to qualified Performance Awards, the Committee must certify in writing that applicable Performance Goals and any of the material terms thereof were, in fact, satisfied. Subject to the foregoing provisions, the terms, conditions and limitations applicable to any qualified Performance Awards made pursuant to this Plan shall be determined by the Committee to the extent permitted by Section 162(m).

(b) The Committee shall adjust the Performance Goals (either up or down) and the level of the Performance Award that a Participant may earn under this Plan, to the extent permitted pursuant to Section 162(m), if it determines that the occurrence of external changes or other unanticipated business conditions have materially affected the fairness of the goals and have unduly influenced the Company's ability to meet them, including without limitation, events such as material acquisitions, changes in the capital structure of the Company, and extraordinary accounting changes. In addition, Performance Goals and Performance Awards shall be calculated without regard to any changes in accounting standards that may be required by the Financial Accounting Standards Board after such Performance Goals are established. Further, in the event a period of service to which a Performance Goal relates is less than twelve months, the Committee shall have the right, in its sole discretion, to adjust the Performance Goals and the level of Performance Award opportunity.

(c) Notwithstanding anything to the contrary contained in this Plan, the following limitations shall apply to Awards:

(i) no Participant may be granted, during any one-year period, Awards consisting of Options or Stock Appreciation Rights that are exercisable for more than 3,000,000 shares of Common Stock; and

(ii) no Participant may be granted, during any one-year period, Stock Awards covering or relating to more than 1,000,000 shares of Common Stock (the limitation set forth in this clause (ii), together with the limitation set forth in clause (i) above, being hereinafter collectively referred to as the "Stock-based Awards Limitations").

9. *Awards to Nonemployee Directors.* The Committee may grant a Nonemployee Director of the Company one or more Awards and establish the terms thereof in accordance with paragraph 8 consistent with the provisions therein for the granting of Awards to Employees and subject to the applicable terms, conditions and limitations set forth in this Plan and the applicable Award Agreement.

10. *Award Payment; Dividends; Substitution; Fractional Shares.*

(a) *General.* Payment of Awards may be made in the form of cash or Common Stock, or a combination thereof, and may include such restrictions as the Committee shall determine, including, in the case of Common Stock, restrictions on transfer and forfeiture provisions. If payment of an Award is made in the form of Restricted Stock, the applicable Award Agreement relating to such shares shall specify whether they are to be issued at the beginning or end of the Restriction Period. In the event that shares of Restricted Stock are to be issued at the beginning of the Restriction Period, the certificates evidencing such shares (to the extent that such shares are so evidenced) shall contain appropriate legends and restrictions that describe the terms and conditions of the restrictions applicable thereto. In the event that shares of Restricted Stock are to be issued at the end of the Restricted Period, the right to receive such shares shall be evidenced by book entry registration or in such other manner as the Committee may determine.

(b) *Dividends and Interest.* Rights to dividends or Dividend Equivalents may be extended to and made part of any Award consisting of shares of Common Stock or units denominated in shares of Common Stock, subject to such terms, conditions and restrictions as the Committee may establish. No dividends shall be paid on Options or SARs. No dividends shall be paid on Stock Awards or Performance Awards until such Awards are earned. The Committee may also establish rules and procedures for the crediting of interest on deferred cash payments and Dividend Equivalents for Awards consisting of shares of Common Stock or units denominated in shares of Common Stock.

(c) *Fractional Shares.* No fractional shares shall be issued or delivered pursuant to any Award under this Plan. The Committee shall determine whether cash, Awards or other property shall be issued or paid in lieu of fractional shares, or whether fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

11. *Stock Option Exercise.* The price at which shares of Common Stock may be purchased under an Option shall be paid in full at the time of exercise in cash or, if elected by the Participant, the Participant may purchase such shares by means of tendering Common Stock or surrendering another Award, including Restricted Stock, valued at Fair Market Value on the date of exercise, or any combination thereof. The Committee, in its sole discretion, shall determine acceptable methods for Participants to tender Common Stock or other Awards. In accordance with the

rules and procedures established by the Committee for this purpose and subject to applicable law, Options may also be exercised through "cashless exercise" procedures approved by the Committee involving a broker or dealer approved by the Committee. Unless otherwise provided in the applicable Award Agreement, in the event shares of Restricted Stock are tendered as consideration for the exercise of an Option, a number of the shares issued upon the exercise of the Option, equal to the number of shares of Restricted Stock used as consideration thereof, shall be subject to the same restrictions as the Restricted Stock so submitted as well as any additional restrictions that may be imposed by the Committee.

12. *Taxes.* The Company shall have the right to deduct applicable taxes from any Award payment and withhold, at the time of delivery or vesting of cash or shares of Common Stock under this Plan, an appropriate amount of cash or number of shares of Common Stock or a combination thereof for payment of taxes required by law or to take such other action as may be necessary in the opinion of the Company to satisfy all obligations for withholding of such taxes. The Committee may also permit withholding to be satisfied by the transfer to the Company of shares of Common Stock theretofore owned by the holder of the Award with respect to which withholding is required. If shares of Common Stock are used to satisfy tax withholding, such shares shall be valued based on the Fair Market Value when the tax withholding is required to be made.

13. *Amendment, Modification, Suspension or Termination.* The Board or the Committee may amend, modify, suspend or terminate this Plan for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that (i) no amendment or alteration that would materially adversely affect the rights of any Participant under any Award previously granted to such Participant shall be made without the consent of such Participant and (ii) no amendment or alteration shall be effective prior to its approval by the shareholders of the Company to the extent shareholder approval is otherwise required by applicable legal requirements.

14. *Assignability.* Unless otherwise determined by the Committee in the Award Agreement, no Award or any other benefit under this Plan shall be assignable or otherwise transferable. Any attempted assignment of an Award or any other benefit under this Plan in violation of this paragraph 14 shall be null and void.

15. *Adjustments.*

(a) The existence of outstanding Awards shall not affect in any manner the right or power of the Company or its shareholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the capital stock of the Company or its business or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or prior preference stock (whether or not such issue is prior to, on a parity with or junior to the Common Stock) or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding of any kind, whether or not of a character similar to that of the acts or proceedings enumerated above.

(b) In the event of any subdivision or consolidation of outstanding shares of Common Stock, declaration of a dividend payable in shares of Common Stock or other stock split, then (i) the number of shares of Common Stock reserved under this Plan, (ii) the number of shares of Common Stock covered by outstanding Awards in the form of Common Stock or units denominated in Common Stock, (iii) the exercise or other price in respect of such Awards, (iv) the Stock-based Award Limitations described in paragraph 8(c) hereof, (v) the number of shares of Common Stock covered by Awards to Nonemployee Directors granted pursuant to paragraph 9 hereof, and (vi) the appropriate Fair Market Value and other price determinations for such Awards shall each be proportionately adjusted by the Board to reflect such transaction. In the event of any other recapitalization or capital reorganization of the Company, any consolidation or merger of the Company with another corporation or entity, the adoption by the Company of any plan of exchange affecting the Common Stock or any distribution to holders of Common Stock of securities or property (other than normal cash dividends or dividends payable in Common Stock), the Board shall make appropriate adjustments to (i) the number of shares of Common Stock covered by Awards in the form of Common Stock or units denominated in Common Stock, (ii) the exercise or other price in respect of such Awards, and (iii) the appropriate Fair Market Value and other price determinations for such Awards, (iv) the number of shares of Common Stock covered by Awards to Nonemployee Directors automatically granted pursuant to paragraph 9 hereof and (v) the Stock-based Award Limitations described in paragraph 8(b) hereof, to give effect to such transaction shall each be proportionately adjusted by the Board to reflect such transaction; provided that such adjustments shall only be such as are necessary to maintain the proportionate interest of the holders of the Awards and preserve, without exceeding, the value of such Awards.

(c) In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the Board may make such adjustments to Awards or other provisions for the disposition of Awards as it deems equitable, and shall be authorized, in its sole discretion, (i) to provide for the substitution of a new Award or other arrangement (which, if applicable, may be exercisable for such property or stock as the Board determines) for an Award or the assumption of the Award, regardless of whether in a transaction to which Section 424(a) of the Code applies, (ii) to provide, in connection with a transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, the Award and, if the transaction is a cash merger, provide for the termination of any portion of the Award that remains unexercised at the time of such transaction or (iii) to cancel any such Awards and to deliver to the Participants cash in an amount that the Board shall determine in its sole discretion is equal to the fair market value of such Awards on the date of such event, which in the case of Options or Stock Appreciation Rights shall be the excess of the Fair Market Value of Common Stock on such date over the exercise price of such Award (for the avoidance of doubt, if the exercise price is less than Fair Market Value the Option or Stock Appreciation Right may be canceled for no consideration).

16. *Restrictions.* No Common Stock or other form of payment shall be issued with respect to any Award unless the Company shall be satisfied based on the advice of its counsel that such issuance will be in compliance with applicable federal and state securities laws. Certificates evidencing shares of Common Stock delivered under this Plan (to the extent that such shares are so evidenced) may be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or transaction reporting system upon which the Common Stock is then listed or to which it is admitted for quotation and any applicable federal or state securities law. The Committee may cause a legend or legends to be placed upon such certificates (if any) to make appropriate reference to such restrictions.

17. *Unfunded Plan.* Insofar as it provides for Awards of cash, Common Stock or rights thereto, this Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Participants who are entitled to cash, Common Stock or rights thereto under this Plan, any such accounts shall be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets that may at any time be represented by cash, Common Stock or rights thereto, nor shall this Plan be construed as providing for such segregation, nor shall the Company, the Board or the Committee be deemed to be a trustee of any cash, Common Stock or rights thereto to be granted under this Plan. Any liability or obligation of the Company to any Participant with respect to an Award of cash, Common Stock or rights thereto under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Award Agreement, and no such liability or obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

18. *Section 409A of the Code.* All Awards under this Plan are intended either to be exempt from, or to comply with the requirements of Section 409A, and this Plan and all Awards shall be interpreted and operated in a manner consistent with that intention. Notwithstanding anything in this Plan to the contrary, if any Plan provision or Award under this Plan would result in the imposition of an applicable tax under Section 409A, that Plan provision or Award shall be reformed to avoid imposition of the applicable tax and no such action shall be deemed to adversely affect the Participant's rights to an Award.

19. *Governing Law.* This Plan and all determinations made and actions taken pursuant hereto, to the extent not otherwise governed by mandatory provisions of the Code or the securities laws of the United States, shall be governed by and construed in accordance with the laws of the State of Delaware.

20. *No Right to Employment or Directorship.* Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company or a Subsidiary to terminate any Participant's employment or other service relationship at any time, nor confer upon any Participant any right to continue in the capacity in which he or she is employed or otherwise serves the Company or any Subsidiary. Further, nothing in this Plan or an Award Agreement constitutes any assurance or obligation of the Board to nominate any Nonemployee Director for re-election by the Company's shareholders.

21. *Successors.* All obligations of the Company under this Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

22. *Tax Consequences.* Nothing in this Plan or an Award Agreement shall constitute a representation by the Company to a Participant regarding the tax consequences of any Award received by a Participant under this Plan. Although the Company may endeavor to (i) qualify a Performance Award for favorable U.S. or foreign tax treatment or (ii) avoid adverse tax treatment (e.g. under Section 409A), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or unavoidable tax treatment. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Performance Awards under this Plan.

23. *Effectiveness.* This Plan is effective , 2009, the date on which it was approved by the shareholders of the Company. This Plan shall continue in effect for a term of ten years after the date on which the shareholders of the Company approve this Plan, unless sooner terminated by action of the Board.

IN WITNESS WHEREOF, the Company has caused this Plan to be executed by its duly authorized officer on the date first written above.

DR PEPPER SNAPPLE GROUP, INC.

By: ______________________________

____

Title: ______________________________

Corporate Governance Guidelines

Dr Pepper Snapple Group, Inc.

CORPORATE GOVERNANCE GUIDELINES

As Amended and Restated on February 10, 2009

The Board of Directors (the "Board") of Dr Pepper Snapple Group, Inc. (the "Company") has adopted these Corporate Governance Guidelines ("Guidelines") to reflect the Company's commitment to good corporate governance and to comply with New York Stock Exchange rules and other legal requirements. In furtherance of these goals, the Board has also adopted a Code of Business Conduct and Ethics ("Code of Ethics"), Insider Trading Policy and written charters for each of the Board's Audit, Compensation and Corporate Governance and Nominating Committees. The Corporate Governance and Nominating Committee will periodically review these guidelines and propose modifications to the Board for consideration as appropriate.

Responsibility of Board and Individual Directors

1. *Responsibility of Board.* The business affairs of the Company are managed under the direction of the Board, which represents and is accountable to the stockholders of the Company. The Board's responsibilities include regularly evaluating the strategic direction of the Company, management's policies and the effectiveness with which management implements its policies and overseeing compliance with legal and regulatory requirements.

2. *Responsibility of Directors.* The basic responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be in the best interests of the Company and its stockholders. In discharging that obligation, each director should regularly attend and participate in Board and committee meetings, review information deemed to be important to the best conduct of business by the Company, use reasonable efforts to ensure that information provided is complete, accurate, and adequate for purposes of making decisions on behalf of the Company, ask questions when circumstances require, and be deliberative in their decision making. In forming his or her judgment, each director is entitled to rely in good faith on the accuracy of the records of the Company and the information, opinions, reports or statements presented by the Company's officers, employees, Board committees, outside advisors and auditors In discharging that obligation, directors are entitled to rely on the honesty and integrity of the Company's senior executives and its outside advisors and auditors. It is the policy of the Board that all directors attend the Annual Meeting of the Company's stockholders.

3. *Ethical Conduct of Individual Directors.* Directors are expected to act ethically at all times and to adhere to the Company's Code of Ethics. Directors are also required to bring to the attention of the Chairman of the Board any potential conflicts of interest and to refrain from voting on matters where there is a potential conflict of interest.

Composition of Board

1. *General Qualifications.* The Corporate Governance and Nominating Committee reviews candidates for Board membership on a regular basis and determines if such nominees have the appropriate skills and characteristics required of Board members in the context of the current makeup of the Board. The Corporate Governance and Nominating Committee shall establish criteria for the selection of directors, taking into account the following desired attributes: leadership; independence; interpersonal skills; financial acumen; business experiences; industry knowledge; and diversity of viewpoints. Each director will at all times exhibit high standards of ethics, integrity commitment and accountability and should be committed to promoting the long-term interests of the Company's shareholders.

2. *Nomination of Directors.* Each year the class of Directors whose term is expiring shall be elected by the Company's stockholders at the Annual Meeting of Stockholders. The Corporate Governance and Nominating Committee (in consultation with the Chairman) shall be responsible for identifying, screening and recommending a qualified slate of nominees for election to the Board. The Corporate Governance and Nominating Committee may, in the exercise of its discretion, actively solicit nominee candidates and nominee recommendations submitted by other directors or stockholders will be considered. Any vacancies occurring in independent director positions between annual stockholder meetings are filled by the Board, upon recommendation of Corporate Governance and Nominating Committee.

3. *Size of the Board.* The By-Laws of the Company provide that the Board shall establish the number of directors to sit on the Board. The Board should be neither too small to maintain the needed expertise and independence, nor too large to function effectively. However, from time to time, the Board will evaluate its size and determine whether circumstances warrant a change in the size of the Board.

4. *Independent Directors.* The Board will have a majority of directors who meet the requirements for independence required by the New York Stock Exchange for listed U.S. companies and any other applicable regulations. The Board together with the Corporate Governance and Nominating Committee will monitor the Board's compliance with the regulations related to director independence on an ongoing basis. Whether directors are independent will be reviewed annually in connection with the preparation of the Company's proxy statement. The Corporate Governance and Nominating Committee as well as the Board will review commercial and other relationships between directors and the Company to make a determination regarding the independence of each of the directors, but the final independence determination will be made by the Board after due deliberation. The Board has established categorical standards to assist it in making such determinations. Such standards are set forth in Annex A hereto and the Board may consider other standards as it deems reasonable. The categorical standards are intended to comply with New York Stock Exchange rules regarding director independence.

5. *Leadership of the Board.* The Chairman of the Board will preside at all meetings of the Company's stockholders and the Board.

6. *Extension of Board Invitations.* Invitations to join the Board shall be extended by the Chairman of the Board.

7. *Resignations; Changes in a Director's Principal Business Activity.* Any director who is also an officer of the Company shall submit a letter of resignation to the Board upon any termination of employment as an officer of the Company. Any independent director who experiences a significant change in the director's principal business or other activity in which the director was engaged at the time of the director's election will consult with the Chairman of the Board and will offer to resign as a director. The Chairman of the Board will review the circumstances, determine whether resignation from the Board is appropriate, and recommend a course of action to the Board.

8. *Mandatory Retirement.* Directors shall retire from the Board upon attaining the age of 70; provided that upon attaining the age of 70 a director may continue to serve until the next Annual Meeting of Stockholders.

9. *Term Limits.* The Board has not established any term limits to an individual's membership on the Board.

Board Operations

1. *Meetings.* Board meetings are generally held pursuant to a pre-determined schedule, with additional meetings scheduled as necessary. The length of Board meetings, and the time devoted to each item on a meeting agenda, depends upon the number and the nature of the items to be discussed at the meeting. Minutes will be kept of each meeting of the Board.

2. *Quorum.* A majority of the total number of directors constitutes a quorum of the Board. A majority of the members of the Board in attendance at a meeting, where a quorum is present, is empowered to act on behalf of the Board, except as may be provided otherwise in the Certificate of Incorporation, By-Laws or these Guidelines. The Board may delegate any of its responsibilities, as it deems appropriate, to a subcommittee composed of one or more directors.

3. *Agenda.* The Chairman of the Board, in consultation with members of senior management, establishes the agenda for each Board meeting. Board members are expected to suggest items for inclusion on the agenda. The final agenda for the Board meeting will be distributed to the directors prior to the meeting in sufficient time to allow a meaningful review of the agenda and any related materials. The Board will review budgets for the next year, long-term strategic plans and the principal issues that the Company is expected to face in the future during at least one Board meeting each year.

4. *Action of the Board in Lieu of a Meeting.* Unless otherwise required by law or as provided by the By-Laws or the Certificate of Incorporation of the Company: (i) any action required or permitted to be taken at any meeting of the Board may be taken without a meeting if all of the directors consent thereto (a) in writing or (b) by electronic

transmission and such writings or transmissions are filed with the minutes, of the Board; and (ii) members of the Board may participate in a meeting by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence at such a meeting. The Chair of the Committee shall determine whether participation in the meeting by teleconference or videoconference will be permitted.

5. *Meetings of the Independent Directors.* The independent directors of the Board shall meet periodically without management directors at regularly scheduled executive sessions and at such other times as they deem appropriate.

6. *Lead Director.* The Lead Director will be the Chairman of the Board, provided that, if the Chairman of the Board is not independent, the independent members of the Board will select from among themselves, a Lead Director. The Lead Director will call and preside over meetings of the independent directors, coordinate the activities of the independent directors and serve such other purposes as the Board may determine from time to time.

Committees of the Board

1. *Number of Committees.* The Board will have at all times an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee and any other committee the Board deems appropriate.

2. *Charters.* The Board has adopted written charters setting forth the purposes, authority and responsibilities of each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee and may adopt such charters for any other committees that the Board deems appropriate. Each committee charter, if adopted, will also address qualifications for membership, procedures for appointment and removal, discussion of structure and operations and reports to the Board.

3. *Committee Members — Independence.* All of the members of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee will meet the criteria for independence established by the SEC, New York Stock Exchange and applicable law. A recommendation will be made to the Board by the Corporate Governance and Nominating Committee and the final determination as to independence will be made by the Board. The members of any other committee established by the Board may, but need not if so determined by the Board, meet the criteria for independence established by the SEC, New York Stock Exchange and applicable law.

4. *Assignment of Committee Members.* Each year, the Corporate Governance and Nominating Committee, in consultation with the Chairman of the Board, will recommend to the Board committee assignments and chairmanship of each committee for the succeeding year. In making such recommendations, the Corporate Governance and Nominating Committee will consider the rotation of committee chairs and members with a view toward balancing the benefits derived from continuity against the benefits derived from the diversity of experience and viewpoints of the various directors. The members of any Committee may be removed or replaced, and any vacancies on the Committee shall be filled, by the Board, upon recommendation of the Corporate Governance and Nominating Committee.

5. *Committee Meetings.* Committee meetings are generally held pursuant to a pre-determined schedule, with additional meetings scheduled as necessary. The length of Committee meetings, and the time devoted to each item on a meeting agenda, depends upon the number and the nature of the items to be discussed at the meeting.

6. *Agenda for Meetings.* The Chairman of each Committee, in consultation with the Chairman of the Board other members of the Committee, the Board and management shall develop and set the Committee's agenda. Committee members are also expected to suggest items for inclusion on the Committee agendas. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

Duties and Operation of the Board

1. *Evaluation of the Chief Executive Officer.* The performance evaluation of the Chief Executive Officer by the full Board is coordinated on an annual basis by the Lead Director. The evaluation is based on objective criteria including, without limitation, the performance of the Company and the accomplishment of short-term operating and long-term strategic objectives. The Chief Executive Officer provides the Board annually with a report on such performance and accomplishments. The results of the evaluation are used by the Compensation Committee in considering the compensation of the Chief Executive Officer. The performance evaluation is conducted at a meeting of the Board at which only the outside directors are present and the Lead Director presides as Chairman. The results of the evaluation are then communicated to the Chief Executive Officer by the Lead Director in a private meeting.

2. *Code of Conduct.* The Board has adopted a Code of Conduct that is applicable to all employees, officers and directors of the Company. The Board shall be responsible for the stewardship of the Company's Code of Conduct and will periodically evaluate the Code of Conduct to ensure that it conforms to applicable laws and best practices.

3. *Insider Trading Policy.* The Board has previously approved an Insider Trading Policy that is applicable to all employees, officers and directors of the Company. The Board shall continue to be responsible for the stewardship of the Company's Insider Trading Policy and will periodically evaluate the Insider Trading Policy to ensure that it conforms to applicable laws and best practices.

4. *Succession Planning.* The Corporate Governance and Nominating Committee, in consultation with the Lead Director, will make an annual report to the Board on succession planning. The Board will work with the Corporate Governance and Nominating Committee and the Lead Director to evaluate potential successors to the position of Chief Executive Officer and other members of executive management and to establish policies regarding succession in the event of an emergency or retirement of the Chief Executive Officer.

5. *Assessing the Board's Performance.* At least annually, the Corporate Governance and Nominating Committee shall oversee the evaluation of the performance and effectiveness of the Board and report its conclusions to the Board. Each standing committee, with the oversight and assistance of the Corporate Governance and Nominating Committee, shall conduct a similar evaluation of the performance and effectiveness of each such Committee.

6. *Assessing Director Performance.* The Corporate Governance and Nominating Committee shall assess the performance of each director at least once every three years and determine whether that director should be nominated for election to an additional term. This determination shall be made following an assessment of the director's performance, including the following factors: the director's attendance, understanding of the Company's businesses, understanding of the Company's strategies, overall level of involvement, contributions to the Board, number of other boards on which the director serves, any change in the independence of the director, and any change in status of the director (as described above). In addition, the Corporate Governance and Nominating Committee may choose not to re-nominate any director if it believes that the Board needs to add skills and experiences to the Board that are not possessed by a director. No director shall have tenure on the Board. The process of director assessment will not alter the rights of the Board to request the resignation of a director at any time.

7. *Communications with Directors.* To facilitate the ability of interested persons to communicate with and make their concerns known to the independent directors and of shareholders to communicate with the Board, the Board will establish an electronic mailing address and a physical mailing address to which such communications may be sent. These addresses will be disclosed on the Company's website.

8. *Board Interaction with Institutional Investors, Research Analysts and Media.* As a general rule, management will speak on behalf of the Company. Comments and other statements from the entire Board, if appropriate, will generally be made by the Chairman. Directors should refer all inquiries from third parties to management.

9. *Access to Management.* Directors will have full and unrestricted access to officers and employees of the Company at reasonable times and with reasonable notice and in a manner that will not unreasonably affect the

performance by these officers or employees of their duties and responsibilities and that will not undermine management's oversight responsibility.

10. *Access to Independent Advisors.* The Board and each committee have the power to hire legal, financial or other advisors, as they may deem necessary, as set forth in each committee's charter. Each committee that hires a legal, financial or other advisor shall promptly notify the Board of such hiring. The Company will provide sufficient funding to the Board and to each committee, as determined by the Board and each of its committees, to exercise their functions and provide compensation for the services of their advisors.

11. *Insurance.* The directors are also entitled to have the Company purchase reasonable directors' and officers' liability insurance on their behalf, to the benefits of indemnification to the fullest extent permitted by law, as provided in the Company's Certificate of Incorporation, and , and to exculpation as provided by state law and the Company's Certificate of Incorporation.

12. *Compensation of Directors.* The Board, upon the recommendation of the Compensation Committee, will establish the form and amount of compensation to be paid to independent directors. Directors who are employees of the Company shall receive no additional compensation for serving on the Board. The Compensation Committee will conduct an annual review of director compensation, which will include information obtained from one or more third-party reports or surveys in order to compare the Company's Board compensation practices with those of other public companies in the Company's peer group or of comparable size.

13. *Distribution of Other Materials.* In addition to information provided to the Board and its Committees in connection with their meetings, management regularly provides material and timely information to members of the Board and its Committees with respect to the Company's businesses, financial condition and prospects, and matters relevant for each Committee.

Board Education

1. *Continuing Education.* The Company will facilitate the participation of directors in relevant continuing education programs when requested by a director or when the Board concludes that such education would be of significant benefit to a director and the Company.

2. *Orientation of New Members.* New Board members shall be provided with materials and information regarding the Company and its operations, shall meet with members of senior management and other Board members, and shall have opportunities to tour facilities of the Company prior to beginning their service on the board. The Corporate Governance and Nominating Committee will oversee the orientation process and periodically review and evaluate such process to ensure its effectiveness.

Annex A

Categorical Standards of Director Independence

In order to qualify as independent, the Board must determine that a director has no material relationship with the Company. Because it is not possible to anticipate or to explicitly provide for all circumstances that might signal potential conflicts of interest, or that might bear on the materiality of a director's relationship to the Company, it is best that the Board make "independence" determinations broadly, considering all relevant facts and circumstances. In particular, a director will not be independent if:

- the director was employed by the Company or an immediate family member of the director was an executive officer of the Company within the preceding three years,
- (i) the director or the director's immediate family member is a current partner of a firm that is the Company's external auditor; (ii) the director is a current employee of such firm; (iii) the director has an immediate family member who is a current employee of such firm and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (iv) the director or the director's immediate family member was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the Company's audit within that time,
- a present executive officer of the Company serves or served on the compensation committee of the board of directors of a company which employed the director or which employed an immediate family member of the director as an executive officer within the preceding three year
- the director or the director's immediate family member received, during any 12-month period within the preceding three years, more than $120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service, provided that such compensation is not contingent on continued service or
- the director is a current employee, or the director's immediate family member is a current executive officer, of another company and the other company made payments to, or received payments from, the Company for property or services in an amount which, in any of the last three fiscal years, exceeded the greater of $1,000,000 or 2% of such other company's consolidated gross revenues.

For purposes of these standards, immediate family members include a director's child, stepchild, parent, stepparent, spouse, step-sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and anyone (other than domestic employees or tenants) who shares the director's home. However, when applying the three-year look back provisions in the categories set forth above, individuals who are no longer immediate family members as a result of legal separation or divorce or those who have died or become incapacitated are not included.

For relationships not covered by the foregoing standards, the determination of whether the relationship is material or not, and therefore whether the director would be independent or not, shall be made by the directors who satisfy the above independence standards. The Board's determination of each director's independence will be disclosed annually in the Company's proxy statement.

APPENDIX E

Compensation Committee Charter

Dr Pepper Snapple Group, Inc.

COMPENSATION COMMITTEE CHARTER

Effective as of April 24, 2008

Purpose

The Compensation Committee (the "Committee") is established by the Board of Directors (the "Board") of Dr Pepper Snapple Group, Inc. and its subsidiaries (the "Company") primarily for the purposes of (i) setting the compensation of the Company's Chief Executive Officer ("CEO"), after consideration of the Board's evaluation of the performance of the CEO; (ii) determining the compensation levels of the Company's other executive officers, after consultation with the CEO; (iii) approving and administering the Company's executive compensation program; (iv) administering the Company's equity-based and incentive compensation plans; (v) reviewing and discussing with management the Company's Compensation Discussion and Analysis for inclusion in the Company's proxy statement or annual report, in accordance with applicable regulations; (vi) assisting the Company in connection with management succession planning; and (vii) supporting the Board in carrying out its overall responsibilities relating to executive compensation.

Composition

1. *Members.* The Committee shall consist of as many members as the Board shall determine, but in any event not fewer than three members. The members of the Committee shall be appointed annually by the Board, upon the recommendation of the Corporate Governance and Nominating Committee.

2. *Qualifications.* Each member of the Committee shall satisfy all applicable independence and other requirements of law, the Securities and Exchange Commission ("SEC"), the New York Stock Exchange and as set forth in the Company's Corporate Governance Guidelines. It is intended that (i) each member of the Committee will satisfy the "Non-Employee Director" definition contained in Rule 16b-3 under the Securities Exchange Act of 1934, as amended and (ii) Committee members must also satisfy the requirements of an "outside director" for purposes of Section 162(m) of the Internal Revenue Code, as amended, (the "Code").

3. *Chair.* The Chair of the Committee shall be appointed by the Board, upon recommendation of the Corporate Governance and Nominating Committee.

4. *Removal and Replacement.* The members of the Committee may be removed or replaced, and any vacancies on the Committee shall be filled, by the Board upon the recommendation of the Corporate Governance and Nominating Committee.

Operations

1. *Meetings.* Committee meetings are generally held pursuant to a pre-determined schedule, with additional meetings scheduled as necessary. The length of Committee meetings, and the time devoted to each item on a meeting agenda, depends upon the number and the nature of the items to be discussed at the meeting. In general, directors who are not Committee members may attend meetings of the Committee, except when the Chair of the Committee determines otherwise. The Committee shall periodically meet in executive session without management. Minutes will be kept for each meeting of the Committee.

2. *Quorum.* A majority of the total number of members constitutes a quorum of the Committee. A majority of the members of the Committee in attendance at a meeting, where quorum is present, is empowered to act on behalf of the Committee, except as may be provided otherwise in this Charter. The Committee may delegate any of its responsibilities, as it deems appropriate, to a subcommittee composed of one or more members.

3. *Agenda.* The Chair of the Committee shall develop and set the Committee's agenda, in consultation with other members of the Committee, the Board and management. Each member of the Board and members of management are free to suggest the inclusion of items on the agenda. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be provided to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

4. *Report to Board.* The Committee shall report regularly to the entire Board and shall submit to the Board the minutes of its meetings.

5. *Action in lieu of a Meeting; Telephonic Participation.* Unless otherwise required by law or as provided by the By-Laws or the Certificate of Incorporation of the Company: (i) any action required or permitted to be taken at any meeting of the Committee may be taken without a meeting if all of the members of the Committee consent thereto (a) in writing or (b) by electronic transmission and such writings or transmissions are filed with the minutes of the Committee; and (ii) members of this Committee may participate in a meeting by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence at such a meeting. The Chair of the Committee shall determine whether participation in the meeting by teleconference or videoconference will be permitted.

6. *Self-Evaluation.* The Committee shall prepare and review with the Board an annual performance evaluation of the Committee. The evaluation shall compare the performance of the Committee with the requirements of this charter. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate, with the oversight and assistance of the Corporate Governance and Nominating Committee.

7. *Assessment of Charter.* The Committee shall review this Charter annually and recommend to the Board any improvements to this Charter that the Committee deems necessary or desirable.

Authority and Duties.

In furtherance of the Committee's purpose, and in addition to any other responsibilities which may be properly assigned by the Board from time to time hereunder, the Committee shall have the following authorities and duties:

1. Review and approve, at least annually, corporate goals and objectives relevant to compensation of the CEO, and, taking into account the Board's evaluation of the overall performance of the CEO and the Committee's evaluation of the achievement of the goals and objectives, set the CEO's compensation level based on that evaluation. In determining the long-term incentive compensation component of the Company's CEO compensation, the Committee shall consider the Company's performance and relative shareholder return, the value of similar incentive awards to chief executive officers at comparable companies, and the awards given to the Company's CEO in the past.

2. Review, approve and administer the Company's executive compensation program, including, after consultation with the CEO, awards of any base salaries and the grants of incentive compensation and equity-based compensation. In doing so, the Committee shall review and approve corporate and individual performance goals and objectives relevant to the compensation provided to the executive officers and any other factors that the Committee deems appropriate in the best interests of the Company, and shall evaluate the performance of the executive officers in light of such goals and objectives.

3. Recommend to the Board the form and amount of compensation to be paid to independent directors. The Committee will conduct an annual review of Board compensation, which will include information obtained from one or more third-party reports or surveys in order to compare the Company's Board compensation practices with those of other public companies in the Company's peer group or of comparable size.

4. Review and recommend for Board approval (or approve, where applicable) the adoption and material amendment of the Company's incentive compensation and equity-based plans for executive officers.

5. Review and approve grants and awards under the Company's equity incentive based plans and the terms of, and awards under, incentive compensation plans that the Company establishes for, or makes available to, the Company's officers and other employees.

6. Oversee regulatory compliance, in consultation with management, with respect to compensation matters, including overseeing the Company's policies on structuring compensation programs to preserve tax deductibility, and, as and when required, establishing performance goals and certifying that performance goals have been attained for purposes of Section 162(m) of the Code.

7. Review and discuss with management the Compensation Discussion and Analysis (the "CD&A") required by the SEC rules and regulations. The Committee shall recommend to the Board whether the CD&A should be included in the Company's proxy statement, annual report or other applicable SEC filings. The Committee shall review and approve a Compensation Committee Report for inclusion in the Company's applicable filings with the SEC. The report will state whether the Committee reviewed and discussed with management the CD&A, and whether, based on such review and discussion, the Committee recommended to the Board that the CD&A be included in the Company's proxy statement, annual report or other applicable SEC filings.

8. Approve any employment agreements, severance agreements, change of control agreements or similar agreements that are entered into between the Company and its executive officers.

9. Form subcommittees consisting of one or more members of the Committee, and delegate authority to such subcommittees hereunder as it deems appropriate, to the extent not otherwise inconsistent with its obligations and responsibilities and applicable law (including, without limitation, Section 162(m) of the Code).

10. Perform such other activities consistent with this charter, as the Committee or the Board may deem necessary or appropriate.

11. Have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of counsel or other advisors, experts or compensation consultants, as it deems appropriate, in its sole discretion, without seeking approval of the Board or management. The Company shall pay all fees and expenses for any such advisors, experts or consultants retained by the Committee. With respect to consultants or search firms used to identify director candidates, the authority to retain, terminate and approve the fees and other retention terms of such firms shall be vested solely in the Committee.

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight function. The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

Corporate Governance and Nominating Committee Charter

Dr Pepper Snapple Group, Inc.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER

Effective as of April 24, 2008

Purpose

The Corporate Governance and Nominating Committee (the "Committee") is established by the Board of Directors of Dr Pepper Snapple Group, Inc. and its subsidiaries (the "Company") primarily for the purpose of (i) assisting the Board by identifying individuals qualified to become members of the Board and recommending to the Board candidates to stand for election at the next annual meeting of stockholders, (ii) assessing and reporting to the Board as to the independence of each director; (iii) monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies, (iv) leading the Board in its annual performance self-evaluation and evaluation of management, including establishing criteria to be used in connection with such evaluation, (v) developing and making recommendations to the Board with respect to a set of corporate governance guidelines applicable to the Company, and (vi) developing and recommending items for Board meeting agendas.

Composition

1. *Members.* The Committee shall consist of as many members as the Board shall determine, but in any event not fewer than three members. The members of the Committee shall be appointed annually by the Board upon the recommendation of the Committee.

2. *Qualifications.* The Board shall make a good faith determination that each member of the Committee meets all applicable independence and other requirements of law, the Securities and Exchange Commission ("SEC"), the New York Stock Exchange and as set forth in the Company's Corporate Governance Guidelines.

3. *Chair.* The Chair of the Committee shall be appointed by the Board, upon recommendation of the Committee.

4. *Removal and Replacement.* The members of the Committee may be removed or replaced, and any vacancies on the Committee shall be filled, by the Board, upon recommendation of the Committee.

Operations

1. *Meetings.* Committee meetings are generally held pursuant to a pre-determined schedule, with additional meetings scheduled as necessary. The length of Committee meetings, and the time devoted to each item on a meeting agenda, depends upon the number and the nature of the items to be discussed at the meeting. In general, directors who are not Committee members may attend meetings of the Committee, except when the Chair of the Committee determines otherwise. The Committee shall periodically meet in executive session without management. The Committee will keep minutes of each meeting.

2. *Quorum.* A majority of the total number of members constitutes a quorum of the Committee. A majority of the members of the Committee in attendance at a meeting, where a quorum is present, is empowered to act on behalf of the Committee, except as may be provided otherwise in this Charter. The Committee may delegate any of its responsibilities, as it deems appropriate, to a subcommittee composed of one or more members. Minutes will be kept of each meeting of the Committee.

3. *Agenda.* The Chairman of the Committee, in consultation with the Chairman of the Board other members of the Committee, the Board and management shall develop and set the Committee's agenda. Committee members are also expected to suggest items for inclusion on the Committee agendas. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

4. *Reports to Board.* The Committee shall report regularly to the entire Board and shall submit to the Board the minutes of its meetings.

5. _Action in lieu of a Meeting; Telephonic Participation._ Unless otherwise provided by the By-Laws or the Certificate of Incorporation of the Company: (i) any action required or permitted to be taken at any meeting of the Committee may be taken without a meeting if all of the members consent thereto (a) in writing or (b) by electronic transmission and such writings or transmissions are filed with the minutes, of the Committee; and (ii) members of the Committee may participate in a meeting by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence at such a meeting. The Chair of the Committee shall determine whether participation in the meeting by teleconference or videoconference will be permitted.

6. _Self-Evaluation._ The Committee shall prepare and review with the Board an annual performance evaluation of the Committee. The evaluation shall compare the performance of the Committee with the requirements of this Charter.

7. _Assessment of Charter._ The Committee shall review this Charter annually and recommend to the Board any improvements to this Charter that the Committee deems necessary or desirable.

Authority and Duties

In furtherance of the Committee's purpose, and in addition to any other responsibilities which may be properly assigned by the Board from time to time hereunder, the Committee shall have the following authorities and duties:

1. Establish criteria for the selection of directors, taking into account the following desired attributes: leadership; independence; interpersonal skills; financial acumen; business experiences; industry knowledge; and diversity of viewpoints.

2. Identify individuals believed to be qualified to become Board members, consistent with the established criteria, and select, and recommend to the Board, the nominees to stand for election as directors at the annual meeting of stockholders or, if applicable, at a special meeting of stockholders. In the case of a vacancy in the office of a director (including a vacancy created by an increase in the size of the Board), the Committee shall recommend to the Board an individual to fill such vacancy either through appointment by the Board or through election by stockholders. The Committee shall consider all candidates recommended by the Company's stockholders in accordance with the procedures set forth in the Company's annual proxy statement and the Company's By-Laws. The Committee shall oversee the process for conducting background checks of candidates for the Board of Directors.

3. Recommend to the Board, after consultation with the Chairman, assignments of committee members and chairs for each committee of the Board and removal of committee members, if necessary. In recommending a candidate for Committee membership, the Committee shall take into consideration the factors set forth in the charter of that committee, if any, as well as any other factors it deems appropriate, including without limitation the consistency of the candidate's experience with the goals of such committee and the interplay of the candidate's experience with the experience of other members of such committee.

4. Review commercial and other relationships between directors and the Company to make a determination regarding the independence of each director and review related party transactions involving any director or nominee for director, or any of their immediate family members or related firms and make a recommendation to the Board as to the independence of each director.

5. Establish procedures for the Committee to exercise oversight of the evaluation of the performance and effectiveness of the Board and Board committees.

6. Assess the performance of each director at least once every three years and determine whether that director should be nominated for election to an additional term. This determination is to be made following an assessment of the director's performance, including the following factors: the director's attendance, understanding of the Company's businesses, understanding of the Company's strategies, overall level of involvement, contributions to the Board, number of other boards on which the director serves, any change in the independence of the director, and any change in status of the director.

7. Review, and make recommendations to the Board with respect to, the size, structure, composition, independence, processes and practices of the Board and Board committees.

8. Develop and recommend to the Board a set of corporate governance guidelines applicable to the Company, and review those guidelines at least annually.

9. Assist management in the preparation of the disclosure in the Company's annual proxy statement and other documents filed with the SEC regarding director independence and the operations of the Committee.

10. Monitor on an ongoing basis the Board's compliance with regulations related to director independence, and make recommendations to the Board for changes when appropriate.

11. Oversee the orientation process for new directors and review and evaluate the process to ensure its effectiveness.

12. Oversee the Company's positions on and policies in respect to significant stockholder relations issues, including all proposals submitted by stockholders for inclusion in the Company's proxy statement.

13. Establish procedures for receipt of communications from stockholders and, as appropriate, recommend to the Board actions to be taken in response to such communications.

14. Identify and investigate emerging corporate governance issues and trends which may affect the Company.

15. Make an annual report to the Board on succession planning, after consultation with the Lead Director. The Committee will work with the Lead Director and the Board to evaluate potential successors to the position of Chief Executive Officer and other members of executive management and to establish policies regarding succession in the event of an emergency or retirement of the Chief Executive Officer.

16. Have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms of counsel or other advisors, experts or consultants, as it deems appropriate, in its sole discretion, without seeking approval of the Board or management. The Company shall pay all fees and expenses for any such advisors retained by the Committee. With respect to consultants or search firms used to identify director candidates, the authority to retain, terminate and approve the fees and other retention terms of such firms shall be vested solely in the Committee.

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight function. The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

Code of Business Conduct and Ethics

DR PEPPER SNAPPLE GROUP, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

As Amended and Revised on February 11, 2009

Introduction

This Code of Business Conduct and Ethics embodies the commitment of Dr Pepper Snapple Group, Inc. and its subsidiaries to conduct business in accordance with all applicable laws, rules and regulations and with the highest ethical standards. We also expect the consultants we retain generally to abide by this Code.

Applicability

This Code applies to our directors, officers and employees, and sets forth minimum standards you must follow.

Purpose

The purpose of this Code is to promote:

- Compliance with applicable laws, rules and regulations;
- Full, fair, accurate and timely disclosure in public communications, reports and filings;
- Honest and ethical conduct, including fair dealing and the ethical handling conflicts of interest;
- Prompt internal reporting of violations of this Code to the Audit Committee and to the office of the General Counsel; and
- Accountability for compliance with this Code.

Principles

You must comply with the following principles:

- *Conflicts of Interest.* You may not engage in any activity that creates a conflict of interest, or the appearance of one, between you and the Company.
  - A conflict of interest may occur when your own private interests interfere with the Company's in any way. This applies even if the activity just appears to interfere with the interests of the Company. A conflict of interest can arise when you take action or have an interest that may make it difficult to perform your work for the Company objectively and effectively.
  - Conflicts of interest also arise when you or your family member receives improper personal benefits as a result of your relationship with the Company. A family interest would include any interests of your spouse, parent, child, sibling or domestic partner.
  - You must disclose any conflict of interest to the office of the General Counsel.
  - We cannot list all the activities that may violate this policy. However, the following are some rules regarding specific areas. These are not exhaustive and do not limit the generality of the conflict of interest policy.
  - Unless approved in writing by the office of the General Counsel:
    - *Personal Investments.* You may not own a more than a nominal financial (or other beneficial) interest in any enterprise which does business with or competes with the Company. This also applies to your immediate family members owning such an interest. However, ownership of less than 1% of the outstanding equity securities (or in excess of 1% through mutual funds or similar non-discretionary, undirected arrangements) of any publicly-traded company is permissible.

- *Corporate Opportunities.* You owe a duty to the Company to advance its legitimate interests to the best of your ability. You may not take business opportunities for yourself (or direct such opportunities to a third party) that are properly within the scope of the Company's activities or that you discover through the use of the Company's property, information or position.
  - This does not apply if the Company has turned the opportunity down.
  - You also may not use the Company's property, position or confidential or proprietary corporate information for personal gain, and you may not compete with the Company.
  - Sometimes the line between personal and Company benefits is difficult to draw, and sometimes both personal and Company benefits may be derived from certain activities. The only prudent course of conduct is to make sure that any use of Company's property or services that is not solely for the benefit of the Company is approved beforehand by the office of the General Counsel of the Company.
- *Business Affiliations.* You may not serve as a director, officer, consultant, employee or in any other capacity in any enterprise which:
  - is a competitor of the Company;
  - conducts or seeks to conduct business with the Company; or
  - interferes or appears to interfere with your duties with the Company.
- *Business Gifts.* You (or a member of your immediate family) may not accept gifts that may appear to or tend to influence business decisions or compromise independent judgment.
  - The exchange of limited non-cash business courtesies may be acceptable in some circumstances.
  - However, we do not seek to improperly influence the decisions of our business constituents by such courtesies, and we require your decisions not be influenced by any gift.
  - You must have the prior approval of your supervisor to give a business gift.
  - Sales or marketing representatives may make business gifts of their regular products or promotional items per established local policies for the purpose of generating business goodwill.
  - Following are some general guidelines for applying this policy:

Accepting gifts

Neither you nor any member of your immediate family may accept "significant" gifts from a customer, supplier, or anyone attempting to develop a business relationship with the Company. The term "significant" refers to items that are major enough that they could create the impression or expectation (perceived or otherwise) that the giver will be rewarded with business, favoritism or some other benefit from the employee or the Company. This is an area in which the exercise of your common sense best judgment is critical; however, any gift greater than $300 in value is considered "significant." It is OK to accept modest gifts, but in doing so, you should not feel obligated or expected to give the giver special treatment in the future. Examples of modest gifts include t-shirts, inexpensive pens, mugs, cups, calendars, etc. It is impractical to define what is inappropriate that would cover every circumstance. Keep in mind that appearances can play a role here. Even if you believe that accepting a gift is appropriate, it may be that your coworkers would question your judgment or your relationship with the giver. You need to feel entirely comfortable in accepting a gift. If you do not, you should ask your manager or legal counsel for advice.

You may not accept gifts of cash or cash equivalents (such as a debit card with cash already loaded) or, in most circumstances, gift certificates. (When are gift certificates acceptable? If you win a gift certificate as a prize through skill or luck, it is not a "gift" but a prize, and therefore acceptable in most circumstances.)

Giving gifts

You should always be sensitive to our customers' and suppliers' own rules on receiving gifts. "Significant" gifts are inappropriate. See the considerations above under "Accepting Gifts." Here, too, appearances are important, and you must feel entirely comfortable about your decision to give a gift.

Being entertained

Do not accept meals, entertainment or trips from a customer, supplier, or anyone attempting to do business with the Company unless they are unsolicited and they do not create any obligation on your part.

The prior approval of your manager is required for meals, entertainment or trips that are "significant". If any doubt exists whether any such entertainment is "significant" get the prior approval of your manager.

Event tickets that are generally available to the public are generally not considered "significant." For example, attendance at local professional sporting, concert and theatre events, in most cases, would not be considered "significant."

"Elite" or "premiere" event tickets refers to the relatively small handful of elite or premiere events where tickets are not realistically accessible to members of the general public or are available only at a very high premium over face value. Examples may include, but are not limited to, the Olympics, World Cup championship matches, the Super Bowl, The World Series, Wimbledon tennis, The Masters Golf Tournament, and awards shows such as The Oscars and The Grammy's. These elite event tickets will be considered "significant consideration" in almost all cases.

Employees should consult their manager if there is any uncertainty regarding the status of any tickets (event tickets or elite event tickets) they have been offered.

Entertaining customers and suppliers

Entertainment of a customer or supplier that goes beyond the level which is reasonable and customary under the circumstances of the business relationship should be avoided. See the considerations above under "Being Entertained" for guidance. You should always be sensitive to our customers' and suppliers' own rules on receiving meals and entertainment. Entertainment that is a part of a Company-sponsored program, such as a sales incentive or a customer marketing promotion, is permitted under these guidelines.

- *Property, Loans and Gifts from the Company.* You (or any member of your immediate family) may not receive property, loans or receive gifts (other than service gifts and awards approved by Company policy) from the Company. No director or executive officer may receive loans from the Company under any circumstances.

- *Political Contributions.* The Company will comply with all laws regarding political contributions.

Federal law prohibits companies from making contributions or gifts of any kind (including money, property, goods or services) to any political candidate, campaign committee or other organization in connection with any federal election (except through a political action committee). Federal rules also prohibit any person from making a personal contribution and then receiving reimbursement from corporate funds through an expense account, a bonus or other form of compensation.

Certain states permit the Company to make political contributions within carefully defined limits and reporting requirements, such as contributions made through membership in a state beverage association. No employee is permitted to use Company funds, facilities and other assets to support, directly or indirectly, any political candidates in a state without having received in advance written authorization from Government Affairs and approval from the Legal Department. Nominal legal contributions of the Company's products are permitted.

Employees should feel free to participate in the political process as individuals and on their own time. When expressing views on public or political issues at civic meetings, employees should make clear that they are speaking as individuals and avoid giving any appearance that they are speaking as a Company representative unless they have been authorized to speak for the Company.

- *Confidential Information.* In carrying out our business, you may learn confidential or proprietary information about the Company, its suppliers, customers, service providers or other third parties. Except as required to perform your duties, unauthorized disclosure or use of any our confidential or proprietary information is prohibited.
  - Our confidential or proprietary information includes, among other things, any non-public information concerning the Company, including its businesses, financial performance, results or prospects. Confidential information also includes non-public information that a third party provides expecting it to be kept confidential and used solely for the business purpose for which it was conveyed. Confidential information also includes non-public information that might be of use to competitors, or harmful to us or our customers, if disclosed.
  - This prohibition applies specifically (but not exclusively) to inquiries made by the press, investment analysts, investors or others in the financial community.
  - This obligation of confidentiality continues after your employment ends.
  - The obligation to maintain the confidentiality of information may be subject to legal or regulatory requirements to disclose that information. In such cases, the office of the General Counsel will assist in determining what disclosure is required.
- *Compliance with Laws.* We are committed to being a good corporate citizen. Because of this commitment, you must comply in all respects with all the laws, rules and regulations, including insider trading, in each jurisdiction in which we do business. This includes, among other things, complying with the Foreign Corrupt Practices Act. You must report to the Chairman of the Audit Committee and to the office of the General Counsel any information that you become aware of that leads you to believe that the Company has failed to comply with any applicable governmental law, rule or regulation.
- *Fair Dealing and Integrity.* One of our most valuable assets is our reputation for fairness and integrity. We expect honesty, openness and courtesy from you in your business dealings. You should deal fairly with and not take actions which could undermine our reputation with our customers, suppliers, service providers, competitors, government officials and employees. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.
- *Employment of Family.* Our policy is not to hire immediate family members of an officer or director without approval by the office of General Counsel. Immediate family members cannot be employed in jobs where one employee has effective control over any aspect of the related employee's job. Related employees may not share responsibility for control or audit of significant assets of the Company.
- *Proper Use of Assets.* You should protect assets and ensure their efficient use for our legitimate business purposes. Theft, carelessness and waste have a direct impact on our profitability.
- *Books and Records.* All transactions shall be properly approved and accurately reflected on the Company's books and records. Falsification of transactions or records or off-the-record trading or cash accounts or other off-the-record business transactions is strictly prohibited and subject to disciplinary action or dismissal.
- *Public Reports and Disclosure.* Dr Pepper Snapple Group is committed to providing full, fair, accurate, timely and understandable disclosure of relevant information to stockholders, investors and the Securities and Exchange Commission (SEC). Reporting of financial information to stockholders, investors and to the SEC requires the highest standard of fairness and honesty. The harm done to our reputation and to our investors by fraudulent or misleading reporting can be severe. Dishonest financial reporting can also result in

civil or criminal penalties to the individuals involved and to the company. Consequently, the reporting of any false or misleading information in internal or external financial reports is strictly prohibited.

Compliance

- You have a responsibility to understand and comply with this Code.
- The Audit Committee and the office of the General Counsel of the Company will implement and monitor compliance with this Code.
- Appropriate actions that are reasonably designed to deter wrongdoing and promote accountability for compliance with this Code will be taken if there is a violation.
- Waiver of this Code for our executive officers and senior financial officers will only be granted by our board of directors or a committee thereof and promptly disclosed to shareholders.
- The Chief Executive Officer shall annually certify that he or she has implemented and monitored compliance with this Code and has reported each material violation thereof to the Audit Committee and the office of General Counsel.

Reporting Code of Conduct and Other Ethics Issues

- If you believe the company's accounting, internal accounting controls, or auditing practices have not complied with this Code of Conduct or with applicable law, you should report the matter to the General Counsel or to the Chairman of the Audit Committee of the Board of Directors at the addresses appearing at the end of this Code of Conduct. You may report such matter on an anonymous basis. All alleged violations will be fully investigated and employees reporting any such matter in good faith should fear no reprisal. If you are not satisfied with the actions taken by the company in response to a complaint, you may report the matter to the Chairman of the Audit Committee of the Board of Directors using the contact information appearing at the end of this Code of Conduct. You may make reports to the General Counsel or to the Chairman of the Audit Committee in writing or you may do so using the Dr Pepper Snapple Group Speaking Up hotline at the phone number listed below.
- We actively promote ethical behavior in all of our business activities. You are encouraged to speak to the office of General Counsel or other appropriate personnel at any time if there is any doubt about the best course of action in a particular situation.
- Every reasonable effort will be made to ensure the confidentiality of those furnishing information. We will not tolerate retaliation in any form against any person for complaints or reports made in good faith.

Addresses for Reporting Violations and Speaking Up Hotline Information

Addresses for communicating with the General Counsel, the Chairman of the Audit Committee, and information on how to contact the Speaking Up hotline are as follows:

General Counsel:	Dr Pepper Snapple Group 5301 Legacy Drive Plano, TX 75024 Attention: General Counsel
Chairman of the Audit Committee of Dr Pepper Snapple Group:	Dr Pepper Snapple Group 5301 Legacy Drive Plano, TX 75024 Attention: Chairman of the Audit Committee
Dr Pepper Snapple Group Speaking Up Hotline:	**800-349-4248** or 001-888-8076 (toll free for Mexico)

DR PEPPER SNAPPLE GROUP | ANNUAL REPORT 2008


CANADA DRY
Sunkist
Dr Pepper
MOTT'S
CLAMATO
HAWAIIAN PUNCH
Crush
Snapple

FUELED BY
FLAVOR

DPS at-a-GLANCE

- No. 1 flavored carbonated soft drink (CSD) company in the U.S., with six of the top 10 non-colas
- More than 75 percent of sales driven by brands that are No. 1 or No. 2 in their flavor categories
- Added to the S&P 500 on Oct. 6, 2008
- Consumers enjoy 150 million 8 oz. servings of our brands each day, adding up to nearly 55 billion servings a year
- Approximately 20,000 employees across North America and the Caribbean
- Broad and flexible route to market with company-owned direct store delivery (DSD) and warehouse delivery operations supported by 24 manufacturing facilities and more than 200 distribution centers, as well as third-party DSD
- About 11 percent of DPS sales come from operations in Mexico, Canada and the Caribbean

A Strong Portfolio of Leading Brands



Estimated Retail Sales
(Millions)
Snapple
Retail
Sales > $500 Million
Retail
Sales > $250 Million
$0
$200
$400
$600 . . . . . $4000

Source: The Nielsen Company and company estimates of non-measured channels, including fountain foodservice. Estimates include sales by third-party bottlers and distributors.

Our top 12 brands annually generate more than $10 billion in estimated retail sales throughout North America and the Caribbean.

2008 Financial Snapshot

	As Reported	Adjusted*
Revenue	$5,710	$5,710
Income from Operations	($168)	$961
Earnings Per Share	($1.23)	$1.85

Millions, except per share amounts

*Adjusted income from operations and earnings per share (EPS) figures for 2008 exclude restructuring, impairment charges and other one-time items, which totaled $1.13 billion and $3.08 per share, respectively. 2008 revenue had no adjustments. See page 13 for a detailed reconciliation of the excluded items, as well as the rationale for the exclusion.

1969 — Cadbury and Schweppes merge, forming Cadbury Schweppes, plc.

1972 — Snapple is invented in Brooklyn



1980-1989 — Cadbury Schweppes acquires Duffy-Mott Co., Canada Dry and the Sunkist soda license

1995 — Cadbury Schweppes acquires Dr Pepper/Seven Up Companies, Inc.



2000 — Snapple Beverage Corp. acquired

2003 — Dr Pepper/Seven Up, Inc., Mott's LLP, Snapple Beverage Corp. and Bebidas Mexico form Cadbury Schweppes Americas Beverages

EVOLUTION of FLAVOR

EXPERIENCED LEADERSHIP

Dr Pepper Snapple Group is an integrated refreshment beverage business serving consumers across the U.S., Canada, Mexico and the Caribbean. Our business is led by an experienced management team that is focused on building capabilities to support growth and create shareholder value. With 200 years of collective food and beverage industry experience, this team has worked with top consumer brands, managed complex supply chains and developed strong relationships with key players in the industry.



From left to right: Larry D. Young, President & Chief Executive Officer; Tina S. Barry, Senior Vice President, Corporate Affairs; John O. Stewart, Executive Vice President & Chief Financial Officer; James L. Baldwin, Jr., Executive Vice President, General Counsel; Rodger L. Collins, President, Packaged Beverages; Pedro Herrán Gacha, Executive Vice President, Strategy & President, Mexico & Caribbean; Derry L. Hobson, Executive Vice President, Supply Chain; James J. Johnston, Jr., President, Beverage Concentrates; Lawrence N. Solomon, Executive Vice President, Human Resources; David J. Thomas, Ph.D., Senior Vice President, Research & Development; Jim R. Trebilcock, Executive Vice President, Marketing

1783 — Jean Jacob Schweppe perfects a process for making carbonated water

1842 — Mott's brand starts as a line of apple cider and vinegar offerings



1885 — Dr Pepper is served for the first time at the Old Corner Drug Store in Waco, Texas



10
2
4

1929 — Charles Grigg invents 7UP



7up

1948 — Peñafiel, Mexico's oldest mineral water, is founded in Puebla

A NEW COMPANY

with a heritage spanning centuries ...

Our brands have been synonymous with refreshment, revitalization, fun and flavor for generations. In 2008, those 50-plus brands became Dr Pepper Snapple Group, the oldest new company traded on the New York Stock Exchange. We may be a new player in the equity markets, but the equity of our brands is unmistakably strong and growing. This report illustrates the power and potential of great brands and great people to produce great results.


Squirt
Diet Rite
CLAMATO
MARGARITAVILLE
Dr Pepper
MOTT'S
Snapple
diet Snapple
Sunkist
HAWAIIAN PUNCH
DEJABLUE
Stewart's
Schweppes
Yoo-hoo
A&W

DR PEPPER SNAPPLE GROUP

At Dr Pepper Snapple Group,

everything we do is fueled by flavor. It's what sets us apart, energizes our business and drives our success.

Our portfolio reads like a who's who of flavor, with such iconic brands as Dr Pepper, Snapple, 7UP, Mott's, A&W, Sunkist soda and Canada Dry.

Flavor not only defines our brands, it is what peppers our ideas, attitudes and passion for winning. And it's the foundation upon which we are staking our future growth and success as an independent beverage business.

We're energizing our flavor portfolio with new products that pop with consumers and offer great taste and distinct functional benefits. We're bringing those flavors to our customers faster and better than ever, through a broad and flexible route to market anchored by the leading bottlers in the business as well as our own robust manufacturing and distribution footprint. And we're getting our flavors in front of consumers through innovative strategies that resonate with shoppers, create excitement with customers and maximize our marketing dollars.

Flavor is at the heart of everything we do. It's who we are and what consumers and customers want. And it fuels every one of us at Dr Pepper Snapple to be the best.

CONTENTS

Company strengthens its own bottling and distribution network with acquisition of several independent bottlers



2006 - 2007

May 7, Dr Pepper Snapple Group is listed on New York Stock Exchange under the trading symbol "DPS"

DR PEPPER SNAPPLE GROUP

2008



LETTER to STOCKHOLDERS

To Our Stockholders:

With a portfolio fueled by flavor, Dr Pepper Snapple Group began a new life as an independent beverage company in 2008.

Our spinoff from Cadbury and May 7 listing on the New York Stock Exchange was the culmination of a series of moves to create a company with the leading portfolio of flavors and a broad and flexible route to market. It was also one of many significant accomplishments in a year of change. In the midst of the most difficult economic environment in more than a generation, we:

- Grew U.S. dollar share in carbonated soft drinks (CSDs) for a fifth straight year – the only major beverage business to achieve that feat
- Raised nearly $4 billion in debt despite challenging capital and liquidity markets
- Generated $709 million in cash from operations and paid down $395 million in debt
- Relocated our Research & Development Center from Trumbull, Conn., to our headquarters in Plano, Texas, and opened a state-of-the-art pilot plant in Irving, Texas
- Successfully launched innovations such as Canada Dry Green Tea Ginger Ale and Venom Energy
- Signed major distribution agreements for the Crush brand and secured equity positions in the companies that own and market the Hydrive, Big Red and All Sport brands

2008 Results: Delivering Top-Line Growth in a Tumultuous Economic Climate

Even under ideal marketplace conditions, spinning off a major consumer packaged goods business is a daunting task. Our ability to manage a complex separation in such a challenging climate while focusing on our consumers and customers is a testament to both our dedicated employees and the support of our great retailers, bottling partners and distributors.

On the strength of price increases, comparable revenue rose 4 percent in 2008, excluding sales of licensed brands that we no longer distribute and a bottling business acquired in mid-2007. Price increases, as well as savings from a 2007 restructuring program, helped offset a slight decline in sales volume and higher commodity and transportation costs. As a result, segment operating profit on a comparable basis remained flat.

Due to deteriorating macroeconomic and market conditions late in the year, we recorded a non-cash, after-tax impairment charge of $2.74 per share related to goodwill and certain intangible assets. Excluding this charge and certain other items, the company earned $1.85 per share.



If you're not drinking a cola, chances are you're enjoying one of our brands.

President & CEO Larry Young and Chairman of the Board Wayne Sanders

We generated $709 million of cash from operations. Our strong, stable cash flow enabled us to pay down $395 million of our floating rate term loan in 2008, putting us significantly ahead of our repayment schedule and giving us the flexibility to invest in growth opportunities.

Defining and Delivering Against Our Strategic Priorities

As an independent company, we have established a strategy that reflects and builds upon our position as the leading flavored beverage business in the U.S. Accordingly, we set five key priorities:

- Building and enhancing our leading brands
- Pursuing profitable channels, packages and formats
- Leveraging our integrated business model
- Strengthening our route to market
- Improving operating efficiency

This report highlights the progress we are making in advancing those strategies.

Building and Enhancing Our Leading Brands

Dr Pepper Snapple has an outstanding portfolio of well-loved, consumer-preferred brands. In 2008, we refocused our efforts on the strengths of our top-tier brands based on consumer insights that informed successful marketing and product innovation. Once again, we outperformed the industry in dollar share growth in CSDs. Dr Pepper volume held steady and Diet Dr Pepper grew more than 2 percent while Canada Dry volume increased approximately 3 percent on the strength of the successful launch of Canada Dry Green Tea Ginger Ale. Conversely, 7UP declined 7 percent compared with strong results in 2007, which benefited from the completed rollout of 7UP with 100% Natural Flavors and the launch of a reformulated Diet 7UP.

Our juice and juice drink portfolio grew on the strength of Hawaiian Punch, Mott's and Clamato. However, we were disappointed in the performance of Snapple as we lapped heavy promotional activity from the prior year and economic pressures steered consumers away from premium beverages toward value-priced offerings. With a complete relaunch of Snapple premium teas and juices planned in 2009, as well as the continued rollout of value teas, we are optimistic about the long-term potential of this great brand.

We are seeing greater efficiency and effectiveness from our product innovation and commercialization activities after relocating our R&D Center to our Plano headquarters. This best-in-class center has brought R&D functions under the same roof as our sales and marketing teams. This means greater alignment, faster decision-making and more nimble response to emerging consumer trends.

Once again, we *outperformed* the industry in dollar share growth in CSDs.

Driving consumer preference for our core brands and their supporting innovation will be key to our success in 2009. In addition to major advertising efforts for Dr Pepper and Diet Dr Pepper, we're fueling up for a significant push behind all of our biggest brands,


The Market Share
Leader in Flavors
DPS
38.6%
Company B
33.2%
Company C
17.5%
All Other 10.7%
2008 U.S. Market Share (Retail Dollars)
Source: The Nielsen Company

DPS has the leading flavored CSD portfolio in the U.S. with six of the top 10 non-cola beverages.

including all-new 7UP and Snapple advertising campaigns and a return to the airwaves for A&W, Canada Dry and Mott's.

We also expect the Crush brand to provide added momentum to our CSD business as a result of distribution agreements with Pepsi Bottling Group, PepsiAmericas and others that will greatly expand its availability across the U.S.

Pursuing Profitable Channels, Packages and Formats

In 2008, we gained distribution in key accounts across several major channels, most notably the dollar store channel, where Dr Pepper grew significantly; the convenience channel, where we increased our Core 4 20 oz. availability by 8 percentage points; and fountain foodservice, where we added more than 31,000 fountain valves, primarily for Dr Pepper and Diet Dr Pepper in quick service restaurants.

With 11 percent of our sales in our company-owned direct store delivery (DSD) operation coming from our single serve business, compared with an estimated industry average of 18 percent, we see tremendous room to grow in this highly profitable segment. Supporting this is our Winning in Single Serve program, which focuses on driving immediate consumption opportunities through vending machine and cooler placements, selling "up and down the street," and increased availability in fountain foodservice. Through this initiative, we plan to place 35,000 incremental pieces of cold drink equipment each year for the next five years, beginning in 2009. We got a head start on this program in 2008, with 10,000 incremental vending machines and coolers already placed in both local and national accounts.

Leveraging Our Integrated Business Model and Strengthening Our Route to Market

Acquiring several bottling businesses over the last few years has helped us secure our route to market, protect our brands and better serve our customers. In the past year, we made further strides through a realignment of our sales functions.

Steady Cash Flow from Operations



$800MM
$600MM
$400MM
$200MM
$610
$583
$581
$603
$709
2004
2005
2006
2007
2008

Our strong, consistent cash flow enables us both to invest in growth and productivity initiatives and pay down debt.

We are integrating our finished goods business with our company-owned DSD operation to form a Packaged Beverages organization that is serving retailers effectively via both DSD and warehouse delivery systems. Our Beverage Concentrates division is focused on our third-party bottlers and national accounts, developing programs and processes that enable the sharing and growth of the overall profit pool. During the first quarter of 2009, our reporting segments will be realigned to better reflect this structure.

In addition, we are equipping our DSD sales force with a best-of-breed mobility solution that includes state-of-the-art handhelds, printers and leading logistics software. We expect these investments in our business to improve sales and route analytics, fleet utilization and deployment, sales efficiency and customer service.

Improving Operating Efficiency

Dr Pepper Snapple is focused on crushing costs. With our company-owned DSD system producing hundreds of millions of cases each year, saving pennies per case quickly adds up to tens of millions of dollars.

With a mindset of continuous improvement, we made great progress in optimizing our operations in 2008. Overall equipment effectiveness (OEE), our supply chain operating efficiency measure, increased nearly four points in 2008, as we've made significant investments in improving and optimizing our plant and distribution network. We're also streamlining our product offerings to focus on higher volume and more profitable products while reducing complexity and costs.

And we've improved our safety performance, reducing the rate of lost-time injuries by more than 40 percent in the past two years, creating a safer, more productive workplace for our people.

Our $395 million in debt repayment covered the principal owed on both our 2008 and 2009 obligations.

Corporate Social Responsibility

As we continue to invest in improving our operations, we are seizing opportunities to further minimize our environmental impact. We are pleased with the progress we are making in our efforts to reduce our waste stream, conserve water and energy, and promote recycling.

Environmental sustainability is an important piece of a broader commitment to corporate social responsibility that also addresses consumer health and well-being, the workplace and our communities. In 2009, we will establish related goals for our stand-alone business, with an eye toward reporting on our progress in 2010.

2009 Outlook

The economic climate will continue to be challenging for DPS and our industry in 2009. However, we are confident in the underlying performance of our business, made possible by the strength and resiliency of our brands and our people. We'll continue to build on our leading positions in flavored CSDs, juices and functional beverages with ongoing innovation, breakthrough marketing and a commitment to flawless execution.

Our focus for 2009 will be squarely on building our brands and per capita consumption through expanding distribution and availability. We'll execute in the marketplace by driving innovation, excelling at revenue management, cultivating key accounts, further penetrating the fast-growing Hispanic market and, of course, Winning in Single Serve. To build shareholder value over the long-term, we'll use our strong cash flow to invest in our business to drive growth and efficiencies and pay down debt.

We truly believe that Dr Pepper Snapple Group stands apart in our industry with a multitude of great brands and a team of great people. These are the assets that bring flavor to our business, fuel our success and propel us toward achieving our vision of being the best beverage business in the Americas.

Sincerely,

Wayne R. Sanders
Chairman of the Board

Larry D. Young
President & Chief Executive Officer
March 26, 2009

GROWING great BRANDS

As consumers seek variety

and health benefits from their beverages, Dr Pepper Snapple Group is uniquely positioned with a portfolio defined by flavor and functionality.

The Per Capita Consumption Growth Opportunity

Dr Pepper, Snapple and our Core 4 – 7UP, Sunkist, A&W Root Beer and Canada Dry – enjoy strong brand equity and awareness among consumers across the country. This presents a significant opportunity to grow per capita consumption of these leading brands beyond their regional bases. For example, Dr Pepper's per capita consumption in its top five states – Texas, Oklahoma, Louisiana, Arkansas and New Mexico – is 173 servings per year, compared with a national average of 62. Increasing Dr Pepper's national per capita consumption average to 100 servings would translate to 300 million additional cases per year.

To take advantage of the per capita consumption growth opportunity, we are investing heavily in increasing awareness, relevance and availability. For Dr Pepper, our Core 4 and Snapple, that means targeting underpenetrated markets through aggressive marketing and promotional activity, increasing advertising spend and growing single serve opportunities.

It also means continuing to make inroads with the fast-growing U.S. Hispanic market, which is 45 million strong and shows a preference for flavored CSDs.

The Dr's Prescription for Growth

In 2008, Dr Pepper performed well on the strength of ambitious marketing, promotions and packaging innovations, with tie-ins such as college football and *Indiana Jones and the Kingdom of the Crystal Skull*™.
To increase frequency with light or occasional Dr Pepper users, we also launched a fully integrated advertising campaign in 2008 urging viewers to "Drink It Slow... Dr's Orders," with the help of two celebrity "doctors" – basketball legend Julius "Dr. J" Erving and fictional psychiatrist Dr. Frasier Crane. The campaign will gain momentum in 2009 with more famous "doctors" offering their "Drink It Slow" prescription.

Room to Grow


8 oz. servings consumed annually per person
0
10
20
30
60
160
Top 5 States
173
National Average
62
Top 5 States
31
National Average
6
Top 5 States
24
National Average
12
Top 5 States
20
National Average
10
Top 5 States
20
National Average
6
Top 5 States
18
National Average
8

DPS's largest brands have strong national brand equity in the U.S. and an opportunity to grow per capita consumption by focusing on distribution and availability beyond regional strongholds.

Meanwhile, Diet Dr Pepper grew volume in 2008 thanks to expanded fountain availability and continued consumer migration toward flavors and diets. In 2009, we will continue to drive trial and awareness of Diet Dr Pepper via a major media buy and sampling effort, emphasizing that with its bold, full flavor, "there's nothing diet about it." Building on the success of earlier line extensions, Dr Pepper Cherry, our latest innovation, launched in early 2009 with a smoother taste that promises to expand the brand's consumer base further.

Strengthening Our Core Flavors through Marketing and Innovation

The Nielsen Company measured-channel data shows that consumers are reaching for flavors on the store shelf almost as frequently as colas. The DPS Core 4 are well-positioned to take advantage of this growing trend.


Dr Pepper
cherry
Sunkist
Float
CANADA DRY
GREEN TEA

In 2008, we presented CSDs in a different light, with new offerings to meet consumers' ever-changing needs. Canada Dry Green Tea Ginger Ale offered consumers the functional benefits of green tea and antioxidants, spurring solid growth across the trademark and even driving trial from non-CSD consumers. Sunkist and A&W Floats used proprietary technology to create indulgent, first-of-their kind float-like beverages in a unique premium package form, with A&W Float earning recognition by *CSP* magazine as new CSD product of the year.

In 2009, functional innovation will continue to generate news around Core 4 with the rollout of a Diet Canada Dry Green Tea Ginger Ale and a restaged Cherry 7UP Antioxidant. A&W will be made with aged vanilla, and Sunkist will complete the introduction of updated graphics that communicate the brand's vibrant citrus tastes.

Canada Dry Green Tea Ginger Ale spurred *solid growth* across the Canada Dry trademark.

In addition, for the first time in nearly a decade, A&W and Canada Dry will be supported with TV campaigns as part of a fully integrated approach to brand marketing that includes traditional advertising as well as emerging social media.

Refueling Snapple for Future Growth

The Snapple trademark has been transformed over the past few years via a series of innovations and renovations, from the launch of super premium teas and juices to the introduction of antioxidant water. In 2008, this transformation continued with the launch of a broad range of value teas in the "mainstream" segment, which comprises more than three-quarters of all shelf-stable tea volume. This multi-pack product targets the value-oriented consumer in the Midwest and Southern U.S., giving the Snapple brand an opportunity to grow per capita consumption outside its traditional East and West Coast strongholds.




NEW
cherry
7UP
Antioxidant


Dr Pepper
Diet


SINCE 1904
CANADA DRY




ALL NATURAL
Snapple
MADE FROM
GREEN & BLACK
TEA LEAVES
Made from the
Best Stuff on Earth.®


HAWAIIAN PUNCH
FRUIT JUICY RED


THE ORIGINAL
CLAMATO
TOMATO COCKTAIL
FROM CONCENTRATE


MOTT'S

DPS Flavors Outperform CSD Category


Cumulative Change in U.S. Dollar Share
4.0
3.0
2.0
1.0
0
-1.0
-2.0
-3.0
-4.0
Percentage
+1.0
DPS Flavor Portfolio
Colas
-3.0
2005
2006
2007
2008
Source: The Nielsen Company

Driven by a strong portfolio of flavors, Dr Pepper Snapple's U.S. dollar share of the CSD market has grown a percentage point to 19.7 percent since 2005, while colas have lost three share points over the same period.

And in 2009, a comprehensive restage of Snapple's premium teas and juices will make the "Best Stuff on Earth" even better, with an all-natural positioning emphasizing a blend of healthy green tea, tasty black tea and sugar. The restage will be supported by Snapple's largest, most aggressive advertising campaign this decade.

Leading the Juice Category with Functionality and Value

In 2008, we became the leading player on the juice aisle with an approximately 10 percent share of the market in measured channels, driven primarily by Hawaiian Punch, Mott's and Clamato. These beverages represent a promising growth platform as consumers become more health-focused and flavor and ingredient technology enables greater innovation.

Following up on the successful 2006 launch of Mott's for Tots, we rolled out new multi-serve packaging, providing even more options for moms. This first-of-its-kind offering gives younger consumers a diluted, lower-sugar juice without sacrificing the nutrient content of a full-flavored product.

We will restage Mott's base juice product in 2009 with a "back to the core" theme and more vitamin C per serving and continue to drive trial in Mott's for Tots with national account sampling programs.

Hawaiian Punch drove the growth of our juice drink business in 2008, resonating with value-conscious consumers. And Clamato continues to be a strong player across the continent. In the U.S. and Mexico, sales were driven through aggressive grassroots Hispanic marketing and sampling as well as the added, steady revenue stream of Anheuser-Busch's new Clamato Chelada. Our Mexico operations also introduced Clamato Camarón, a shrimp-flavored line extension that drove incremental volume and share growth for the Clamato brand by seizing upon its burgeoning popularity as an ingredient in shrimp cocktails. In Canada, Clamato is marketed as part of the Mott's portfolio and, along with Mott's Garden Cocktail, continues to grab share in a robust "red juice" category.

Energizing Our Flavor Portfolio

Venom Energy debuted in two flavors – Mojave Rattler and Black Mamba – in 2008. Distinguished by its striking graphics and resealable 16.9 oz. aluminum container, Venom Energy was launched mid-year, primarily in convenience and gas channels and will roll out two new flavors as well as 4-packs in 2009 as the brand expands distribution into new accounts.

Over time, we expect the growth of Venom Energy to help offset the financial impact from the loss of distribution rights for a licensed energy brand and to help build our stake in the fast-growing energy drink category.

In 2009, a comprehensive restage of Snapple's premium teas and juices will make the "Best Stuff on Earth" even better.

Taking an Ownership Interest in Allied Brands

Dr Pepper Snapple Group has a proud heritage of developing allied brands with third-party brand owners, and we continue to identify and pursue relationships with emerging players. To ensure that we have a role in the growth and success of these brands over the long term, we plan to take equity positions in them, as we did in 2008 with the companies that own and market Hydrive, Big Red soda and All Sport isotonic beverages. Hydrive is a new low-calorie, non-carbonated energy drink, and Big Red and All Sport have been distributed in our system for years. We expect these brands to benefit from better alignment on innovation, marketing and sales strategies.


BIG RED
MOTT'S
ALL NATURAL
100% Juice
triple berry
6 powerful antioxidants
HYDRIVE
X
Antioxidant Energy Drink
MOJAVE RATTLER
ENERGY
LOW-CARB
ALL SPORT

EMPOWERING EXECUTION

Dr Pepper Snapple Group has a unique, integrated business model and a broad, flexible route to market consisting of company-owned direct store delivery (DSD), third-party DSD, warehouse and fountain foodservice. Since acquiring the major pieces of our company-owned route to market, we have brought our expanded production and distribution capabilities into full alignment, creating a world-class supply chain that is helping us execute our plans better than ever.

Strengthening Our Manufacturing, Distribution and Logistics Capabilities

Execution is the key to our success, and nothing enables execution more than having a lean, profitable and energized distribution system. In 2008, we opened three regional distribution centers. Our Tlajomulco facility serves Northern and Western Mexico, and our new distribution centers for packaged beverages in Dallas and Jacksonville, Fla., serve customers across the Southern U.S.


Dr Pepper
A&W
Sunkist
RC

We also have broken ground on a new 850,000 square-foot manufacturing and distribution center in Victorville, Calif. When opened in 2010, Victorville will be an environmentally friendly facility that we expect to qualify for Leadership in Energy and Environmental Design (LEED) by the U.S. Green Building Council.

It will be the fifth and final piece of a regional hub-and-spoke supply chain giving us comprehensive manufacturing capabilities in the five major regions of the U.S. while improving customer service and driving down transportation costs. We will be able to replenish distribution centers using lower cost intermodal transport, fulfill orders much closer to our customers and bring our full portfolio to consumers coast-to-coast with greater efficiency.

Our Victorville, Calif., facility will be the fifth and final piece of a regional *hub-and-spoke* supply chain.

In particular, the ability to produce Mott's juices and applesauces in Southern California, rather than exclusively in the Northeast, will create significant opportunities to expand the penetration of the brand west of the Rocky Mountains.

Seizing High Margin Opportunities

With an aggressive plan to add 175,000 coolers and vending machines over the next five years, our recent investment in handheld technology will help us track the performance of those assets and support our effort to grow share in single serve formats.









In addition to the cooler/vender deployment, Winning in Single Serve also entails continued sales growth in fountain foodservice and independent retail accounts. Last year, we added more than 31,000 incremental fountain availabilities in major quick service and fast casual restaurants. Our "feet on the street" pilot program utilizes a small SWAT team with a very specific objective: Increase distribution and sales "up and down the street." After a promising start in 2008, the program will expand in 2009 in pursuit of both bottle/can and fountain opportunities.

Immediate consumption itself is part of our priority to pursue profitable channels, packages and categories. To better ensure our packaging varieties are aligned with consumer needs, we have also begun testing new package sizes and formats, such as 8-pack and 18-pack cans, and emerging single serve formats such as pre-priced 16 oz. cans.

Aligning with Third-Party Bottlers

With approximately 40 percent of our company volume sold through third-party bottlers, we're making sure they have what they need to be successful with our brands. We're continuing to work with our bottlers to grow our shared business and support our retail customers, with a focus on maintaining priority status for brands like Dr Pepper, involvement and visibility in retail displays and close alignment on promotions.

Likewise, our bottlers see the opportunity for our flavor brands to fuel their continued growth and success. In 2008, we reached agreements with a number of bottlers, including Pepsi Bottling Group and PepsiAmericas, to distribute the Crush brand. As a result of these agreements, Crush availability in the U.S. is expected to more than double.

Securing Our Route to Market


Total Volume by Distribution Channel
(rounded to nearest 10%)
60%
20%
10%
10%
2005
40%
40%
10%
10%
2008
Third-Party DSD
Company-Owned DSD
Warehouse
Fountain

Dr Pepper Snapple Group's route to market has strengthened considerably since 2005. Having acquired four major independent bottlers in 2006 and 2007, we now control the manufacturing and distribution of about half of our total volume via DSD and warehouse delivery channels.

COMPANY HIGHLIGHTS


CANADA DRY
Sparkling
GREEN TEA
GINGER ALE


MOTT'S
for
tots
40% Less Sugar
No Artificial Sweeteners

Product of the Year USA Award Winners

Canada Dry Green Tea Ginger Ale won Beverage of the Year and Mott's for Tots won in the Kids Nutrition category at the inaugural Product of the Year USA awards for new product innovation.

VOTED PRODUCT OF THE YEAR
Consumer Survey of Product Innovation
2009

DPS sold 1.6 billion (288 oz.) cases in 2008


HAWAIIAN PUNCH
MOTT'S
CLAMATO

DPS became the leader on the juice aisle,* driven by strong growth in Hawaiian Punch, Mott's and Clamato.

Venom Energy

launched in 2008 in two varieties. Two new flavors, as well as 4-packs, will hit stores in 2009.


ENERGY
ENERGY

For the third time in four years, DPS won *Progressive Grocer's* Best in Class Category Captain for Soft Drinks.

More to Come in 2009

- Restage of Snapple premium teas and juices
- Diet Canada Dry Green Tea Ginger Ale
- Dr Pepper Cherry hits the shelf in regular and diet versions
- Cherry 7UP Antioxidant brings more functionality to CSD category
- Winning in Single Serve takes off with plans to place 35,000 new coolers and vending machines
- More celebrity "doctors" urging Dr Pepper fans to "Drink It Slow"
- Snapple, Mott's, 7UP, A&W and Canada Dry all back on the airwaves in new advertising campaigns

* As measured by The Nielsen Company

DR PEPPER SNAPPLE GROUP, INC.

RECONCILIATION OF GAAP AND NON-GAAP INFORMATION
For the Years Ended December 31, 2008 and 2007
(Dollars in millions, except per share data)

We report our financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP measures that reflect the way management evaluates the business may provide investors with additional information regarding our results, trends and ongoing performance on a comparable basis. The tables below adjust for the following key items impacting 2008 and 2007 results:

- the impact of the termination of the distribution agreements for glaceau and Hansen products in November 2007 and November 2008, respectively;
- the impact of the acquisition of Southeast-Atlantic Beverage Corporation ("SeaBev") in July 2007; and
- the impact of significant one-time items.

See additional details for the related adjustments within the following Annual Report on Form 10-K.

	For the Year Ended December 31,		
	2008	2007	Percent Change
Net sales as reported	$5,710	$5,695	0%
Sales related to SeaBev, glaceau, and Hansen's	(61)	(250)	
Net sales excluding SeaBev, glaceau and Hansen's	$5,649	$5,445	4%

	For the Year Ended December 31,		
	2008	2007	Percent Change
Segment Results — UOP			
Segment underlying operating profit(1)	$1,073	$1,128	
One-time gain from termination of glaceau included in Bottling Group UOP	—	(13)	
LIFO inventory adjustment	(20)	(6)	
Intersegment eliminations and impact of foreign currency	(2)	2	
Segment underlying operating profit	1,051	1,111	(5)%
Impact of SeaBev, glaceau, and Hansen's	—	(57)	
Segment underlying operating profit, excluding certain items	$1,051	$1,054	0%

(1) Amount represents the total of the underlying operating profit for the four operating segments.

	For the Year Ended December 31, 2008
Loss from operations as reported	$ (168)
Amortization expense related to intangible assets	1,039
Restructuring costs	57
Transaction costs and other one time separation costs	33
Income from operations, excluding certain items	$ 961

	For the Year Ended December 31, 2008
Reported EPS	$(1.23)
Impairment of goodwill and intangible assets	2.74
Restructuring costs	0.14
Transaction costs and other one time separation costs	0.08
Bridge loan fees and expenses	0.06
Separation related tax items	0.06
EPS, excluding certain items	$ 1.85

(Intentionally Left Blank)

DR PEPPER SNAPPLE GROUP, INC.

FORM 10-K
For the Year Ended December 31, 2008

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements including, in particular, statements about future events, future financial performance, plans, strategies, expectations, prospects, competitive environment, regulation and availability of raw materials. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "may," "will," "expect," "anticipate," "believe," "estimate," "plan," "intend" or the negative of these terms or similar expressions in this Annual Report on Form 10-K. We have based these forward-looking statements on our current views with respect to future events and financial performance. Our actual financial performance could differ materially from those projected in the forward-looking statements due to the inherent uncertainty of estimates, forecasts and projections, and our financial performance may be better or worse than anticipated. Given these uncertainties, you should not put undue reliance on any forward-looking statements.

Forward-looking statements represent our estimates and assumptions only as of the date that they were made. We do not undertake any duty to update the forward-looking statements, and the estimates and assumptions associated with them, after the date of this Annual Report on Form 10-K, except to the extent required by applicable securities laws. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed in Item 1A under "Risks Related to Our Business" and elsewhere in this Annual Report on Form 10-K. These risk factors may not be exhaustive as we operate in a continually changing business environment with new risks emerging from time to time that we are unable to predict or that we currently do not expect to have a material adverse effect on our business. You should carefully read this report in its entirety as it contains important information about our business and the risks we face.

Our forward-looking statements are subject to risks and uncertainties, including:

- the highly competitive markets in which we operate and our ability to compete with companies that have significant financial resources;
- changes in consumer preferences, trends and health concerns;
- maintaining our relationships with our large retail customers;
- dependence on third party bottling and distribution companies;
- future impairment of our goodwill and other intangible assets;
- need to service a significant amount of debt;
- negative impact on our financial results caused by recent global financial events;
- litigation claims or legal proceedings against us;
- increases in the cost of employee benefits;
- increases in cost of materials or supplies used in our business;
- shortages of materials used in our business;
- substantial disruption at our manufacturing or distribution facilities;
- need for substantial investment and restructuring at our production, distribution and other facilities;
- strikes or work stoppages;
- our products meeting health and safety standards or contamination of our products;

- infringement of our intellectual property rights by third parties, intellectual property claims against us or adverse events regarding licensed intellectual property;
- our ability to comply with, or changes in, governmental regulations in the countries in which we operate;
- failure of our acquisition and integration strategies;
- our ability to retain or recruit qualified personnel;
- disruptions to our information systems and third-party service providers;
- weather and climate changes; and
- other factors discussed in Item 1A under "Risks Related to Our Business Factors" and elsewhere in this Annual Report on Form 10-K.

PART I

ITEM 1. *BUSINESS*

Our Company

Dr Pepper Snapple Group, Inc. is a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the United States, Canada and Mexico with a diverse portfolio of flavored (non-cola) carbonated soft drinks ("CSD") and non-carbonated beverages ("NCB"), including ready-to-drink teas, juices, juice drinks and mixers. We have some of the most recognized beverage brands in North America, with significant consumer awareness levels and long histories that evoke strong emotional connections with consumers. References in this Annual Report on Form 10-K to "we", "our", "us", "DPS" or "the Company" refer to Dr Pepper Snapple Group, Inc. and its subsidiaries, unless the context requires otherwise.

The following table provides highlights about our company:

DR PEPPER SNAPPLE GROUP INC.

- #1 flavored CSD company in the United States
- More than 75% of our volume from brands that are either #1 or #2 in their category
- #3 North American liquid refreshment beverage business
- $5.7 billion of net sales in 2008 from the United States (89%), Canada (4%) and Mexico and the Caribbean (7%)

History of Our Business

We have built our business over the last 25 years through a series of strategic acquisitions. In the 1980's through the mid-1990's, we began building on our then existing Schweppes business by adding brands such as Mott's, Canada Dry and A&W and a license for Sunkist. We also acquired the Peñafiel business in Mexico. In 1995, we acquired Dr Pepper/Seven Up, Inc., having previously made minority investments in the company. In 1999, we acquired a 40%, interest in Dr Pepper/ Seven Up Bottling Group, Inc., ("DPSUBG"), which was then our largest independent bottler, and increased our interest to 45% in 2005. In 2000, we acquired Snapple and other brands, significantly increasing our share of the United States NCB market segment. In 2003, we created Cadbury Schweppes Americas Beverages by integrating the way we managed our four North American businesses (Mott's, Snapple, Dr Pepper/Seven Up and Mexico). During 2006 and 2007, we acquired the remaining 55% of DPSUBG and several smaller bottlers and integrated them as our Bottling Group operations, thereby expanding our geographic coverage.

Formation of Our Company and Separation from Cadbury

In 2008, Cadbury Schweppes plc ("Cadbury Schweppes") separated its beverage business in the United States, Canada, Mexico and the Caribbean (the "Americas Beverages business") from its global confectionery business by contributing the subsidiaries that operated its Americas Beverages business to us. The separation involved a number of steps, and as a result of these steps:

- On May 1, 2008, Cadbury plc ("Cadbury plc") became the parent company of Cadbury Schweppes. Cadbury plc and Cadbury Schweppes are hereafter collectively referred to as "Cadbury" unless otherwise indicated.
- On May 7, 2008, Cadbury plc transferred its Americas Beverages business to us and we became an independent publicly-traded company listed on the New York Stock Exchange under the symbol "DPS". In return for the transfer of the Americas Beverages business, we distributed our common stock to Cadbury plc shareholders. As of the date of distribution, a total of 800 million shares of our common stock, par value $0.01 per share, and 15 million shares of our undesignated preferred stock were authorized. On the date of distribution, 253.7 million shares of our common stock were issued and outstanding and no shares of preferred stock were issued.

We were incorporated in Delaware on October 24, 2007. Prior to separation Dr Pepper Snapple Group, Inc. did not have any operations. Refer to Note 4 of the Notes to the Audited Consolidated Financial Statements for further information.

Products and Distribution

We are a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the United States, Mexico and Canada and we also distribute our products in the Caribbean. In 2008, 89% of our net sales were generated in the United States, 4% in Canada and 7% in Mexico and the Caribbean. We sold 1.6 billion equivalent 288 ounce cases in 2008. The following table provides highlights about our key brands:

- #1 in its flavor category and #2 overall flavored CSD in the United States
- Distinguished by its unique blend of 23 flavors and loyal consumer following
- Flavors include regular, diet and cherry
- Oldest major soft drink in the United States, introduced in 1885

- A leading ready-to-drink tea in the United States
- A full range of tea products including premium, super premium and value teas
- Brand also includes premium juices, juice drinks and enhanced waters
- Founded in Brooklyn, New York in 1972

- #2 lemon-lime CSD in the United States
- Flavors include regular, diet and cherry antioxidant
- The original "Un-Cola," created in 1929

- #1 apple juice and #1 apple sauce brand in the United States
- Juice products include apple and other fruit juices, Mott's Plus and Mott's for Tots
- Apple sauce products include regular, unsweetened, flavored and organic
- Brand began as a line of apple cider and vinegar offerings in 1842

- #1 orange CSD in the United States
- Flavors include orange, diet and other fruits
- Licensed to us as a soft drink by the Sunkist Growers Association since 1986

- #1 fruit punch brand in the United States
- Brand includes a variety of fruit flavored and reduced calorie juice drinks
- Developed originally as an ice cream topping known as "Leo's Hawaiian Punch" in 1934

- #1 root beer in the United States
- Flavors include regular and diet root beer and cream soda
- A classic all-American beverage first sold at a veteran's parade in 1919

- #1 ginger ale in the United States and Canada
- Brand includes club soda, tonic, green tea ginger ale and other mixers
- Created in Toronto, Canada in 1904 and introduced in the United States in 1919

- #2 ginger ale in the United States and Canada
- Brand includes club soda, tonic and other mixers
- First carbonated beverage in the world, invented in 1783

- #1 grapefruit CSD in the United States and a leading grapefruit CSD in Mexico
- Founded in 1938

- Leading spicy tomato juice brand in the United States, Canada and Mexico
- Key ingredient in Canada's popular cocktail, the Bloody Caesar
- Created in 1969

- #1 carbonated mineral water brand in Mexico
- Brand includes Flavors, Twist and Naturel
- Mexico's oldest mineral water

- #1 portfolio of mixer brands in the United States
- #1 Bloody Mary brand (Mr & Mrs T) in the United States
- Leading mixers (Margaritaville and Rose's) in their flavor categories

---

The market and industry data in this Annual Report on Form 10-K is from independent industry sources, including The Nielsen Company and Beverage Digest. See "Market and Industry Data" below for further information.

The Sunkist, Rose's and Margaritaville logos are registered trademarks of Sunkist Growers, Inc., Cadbury Ireland Limited and Margaritaville Enterprises, LLC, respectively, in each case used by us under license. All other logos in the table above are registered trademarks of DPS or its subsidiaries.

In the CSD market segment in the United States and Canada, we participate primarily in the flavored CSD category. Our key brands are Dr Pepper, 7UP, Sunkist, A&W and Canada Dry, and we also sell regional and smaller niche brands. In the CSD market segment we are primarily a manufacturer of beverage concentrates and fountain syrups. Beverage concentrates are highly concentrated proprietary flavors used to make syrup or finished beverages. We manufacture beverage concentrates that are used by our own bottling operations as well as sold to third party bottling companies. According to The Nielsen Company, we had a 19.7% share of the United States CSD market segment in 2008 (measured by retail sales), which increased from 19.4% in 2007. We also manufacture fountain syrup that we sell to the foodservice industry directly, through bottlers or through third parties.

In the NCB market segment in the United States, we participate primarily in the ready-to-drink tea, juice, juice drinks and mixer categories. Our key NCB brands are Snapple, Mott's, Hawaiian Punch and Clamato, and we also sell regional and smaller niche brands. We manufacture most of our NCBs as ready-to-drink beverages and distribute them through our own distribution network and through third parties or direct to our customers' warehouses. In addition to NCB beverages, we also manufacture Mott's apple sauce as a finished product.

In Mexico and the Caribbean, we participate primarily in the carbonated mineral water, flavored CSD, bottled water and vegetable juice categories. Our key brands in Mexico include Peñafiel, Squirt, Clamato and Aguafiel. In Mexico, we manufacture and sell our brands through both our own bottling operations and third party bottlers, as we do in our United States CSD business. In the Caribbean, we distribute our products solely through third party distributors and bottlers.

In 2008, we bottled and/or distributed approximately 44% of our total products sold in the United States (as measured by volume). In addition, our bottling and distribution businesses distribute a variety of brands owned by third parties in specified licensed geographic territories.

Our Strengths

The key strengths of our business are:

Strong portfolio of leading, consumer-preferred brands. We own a diverse portfolio of well-known CSD and NCB brands. Many of our brands enjoy high levels of consumer awareness, preference and loyalty rooted in their rich heritage, which drive their market positions. Our diverse portfolio provides our bottlers, distributors and retailers with a wide variety of products and provides us with a platform for growth and profitability. We are the #1 flavored CSD company in the United States. In addition, we are the only major beverage concentrate manufacturer with year-over-year market share growth in the CSD market segment in each of the last five years. Our largest brand, Dr Pepper, is the #2 flavored CSD in the United States, according to The Nielsen Company, and our Snapple brand is a leading ready-to-drink tea. Overall, in 2008, more than 75% of our volume was generated by brands that hold either the #1 or #2 position in their category. The strength of our key brands has allowed us to launch innovations and brand extensions such as Dr Pepper Cherry, 7UP Cherry Antioxidant, Canada Dry Green Tea Ginger Ale, Mott's for Tots and Snapple value teas.

Integrated business model. We believe our brand ownership, bottling and distribution are more integrated than the United States operations of our principal competitors and that this differentiation provides us with a competitive advantage. Our integrated business model strengthens our route-to-market by creating a third consolidated bottling system, our Bottling Group, in addition to the Coca-Cola affiliated and PepsiCo affiliated systems. Our bottling system enables us to improve focus on our brands, especially certain of our brands such as 7UP, Sunkist, A&W and Snapple, which do not have a large presence in the Coca-Cola affiliated and PepsiCo affiliated bottler systems. Our integrated business model also provides opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our bottling and distribution businesses. For example, we can focus on maximizing profitability for our company as a whole rather than focusing on profitability generated from either the sale of concentrates or the bottling and distribution of our products. Additionally, our integrated business model enables us to be more flexible and responsive to the changing needs of our large retail customers by coordinating sales, service, distribution, promotions and product launches and allows us to more fully leverage our scale and reduce costs by creating greater geographic manufacturing and distribution coverage.

Strong customer relationships. Our brands have enjoyed long-standing relationships with many of our top customers. We sell our products to a wide range of customers, from bottlers and distributors to national retailers, large foodservice and convenience store customers. We have strong relationships with some of the largest bottlers and distributors, including those affiliated with Coca-Cola and PepsiCo, some of the largest and most important retailers, including Wal-Mart, Safeway, Kroger and Target, some of the largest food service customers, including McDonald's, Yum! Brands and Burger King, and convenience store customers, including 7-Eleven. Our portfolio of strong brands, operational scale and experience across beverage segments has enabled us to maintain strong relationships with our customers.

Attractive positioning within a large and profitable market. We hold the #1 position in the United States flavored CSD beverage markets by volume according to Beverage Digest. We are also a leader in Canada and Mexico beverage markets. We believe that these markets are well-positioned to benefit from emerging consumer trends such as the need for convenience and the demand for products with health and wellness benefits. Our portfolio of products is biased toward flavored CSDs, which continue to gain market share versus cola CSDs, as well as growing categories such as teas, energy drinks and juices.

Broad geographic manufacturing and distribution coverage. As of December 31, 2008, we had 20 manufacturing facilities and approximately 200 distribution centers in the United States, as well as four manufacturing facilities and approximately 25 distribution centers in Mexico. These facilities use a variety of manufacturing processes. We have strategically located manufacturing and distribution capabilities, enabling us to better align our operations with our customers, reduce transportation costs and have greater control over the timing and coordination of new product launches. In addition, our warehouses are generally located at or near bottling plants and geographically dispersed to ensure our products are available to meet consumer demand. We actively manage transportation of our products using our own fleet of more than 5,000 delivery trucks, as well as third party logistics providers on a selected basis.

Strong operating margins and stable cash flows. The breadth of our brand portfolio has enabled us to generate strong operating margins which have delivered stable cash flows. These cash flows enable us to consider a variety of alternatives, such as investing in our business and reducing debt.

Experienced executive management team. Our executive management team has over 200 years of collective experience in the food and beverage industry. The team has broad experience in brand ownership, bottling and distribution, and enjoys strong relationships both within the industry and with major customers. In addition, our management team has diverse skills that support our operating strategies, including driving organic growth through targeted and efficient marketing, reducing operating costs, enhancing distribution efficiencies, aligning manufacturing, bottling and distribution interests and executing strategic acquisitions.

Our Strategy

The key elements of our business strategy are to:

Build and enhance leading brands. We have a well-defined portfolio strategy to allocate our marketing and sales resources. We use an on-going process of market and consumer analysis to identify key brands that we believe have the greatest potential for profitable sales growth. We intend to continue to invest most heavily in our key brands to drive profitable and sustainable growth by strengthening consumer awareness, developing innovative products and brand extensions to take advantage of evolving consumer trends, improving distribution and increasing promotional effectiveness.

Focus on opportunities in high growth and high margin categories. We are focused on driving growth in our business in selected profitable and emerging categories. These categories include ready-to-drink teas, energy drinks and other beverages. We also intend to capitalize on opportunities in these categories through brand extensions, new product launches and selective acquisitions of brands and distribution rights. For example, we believe we are well-positioned to enter into new distribution agreements for emerging, high-growth third party brands in new categories that can use our bottling and distribution network. We can provide these new brands with distribution capability and resources to grow, and they provide us with exposure to growing segments of the market with relatively low risk and capital investment.

Increase presence in high margin channels and packages. We are focused on improving our product presence in high margin channels, such as convenience stores, vending machines and small independent retail outlets, through increased selling activity and significant investments in coolers and other cold drink equipment. We intend to significantly increase the number of our branded coolers and other cold drink equipment over the next few years, which we believe will provide an attractive return on investment. We also intend to increase demand for high margin products like single-serve packages for many of our key brands through increased promotional activity.

Leverage our integrated business model. We believe our integrated brand ownership, bottling and distribution business model provides us opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our bottling and distribution businesses. We intend to leverage our integrated business model to reduce costs by creating greater geographic manufacturing and distribution coverage and to be more flexible and responsive to the changing needs of our large retail customers by coordinating sales, service, distribution, promotions and product launches. For example, we intend to concentrate more of our manufacturing in multi-product, regional manufacturing facilities, including opening a new plant in Southern California and investing in expanded capabilities in several of our existing facilities within the next several years.

Strengthen our route-to-market. In the near term, strengthening our route-to-market will ensure the ongoing health of our brands. We are rolling out handheld technology and upgrading our IT infrastructure to improve route productivity and data integrity and standards. With third party bottlers, we continue to deliver programs that maintain priority for our brands in their systems.

Improve operating efficiency. We completed a series of restructurings in our organization from 2006 to 2008. We believe these restructurings have reduced our selling, general and administrative expenses and improved our operating efficiency. In addition, the integration of acquisitions into our Bottling Group has created the opportunity to improve our manufacturing, warehousing and distribution operations. For example, we have been able to create multi-product manufacturing facilities (such as our Irving, Texas facility) which provide a region with a wide variety of our products at reduced transportation and co-packing costs.

Our Business Operations

As of December 31, 2008, our operating structure included four business segments: Beverage Concentrates, Finished Goods, Bottling Group and Mexico and the Caribbean. Segment financial data for 2008, 2007 and 2006, including financial information about foreign and domestic operations, is included in Note 23 of the Notes to our Audited Consolidated Financial Statements.

Beverage Concentrates

Our Beverage Concentrates segment is principally a brand ownership business. In this segment we manufacture beverage concentrates and syrups in the United States and Canada. Most of the brands in this segment are CSD brands. In 2008, our Beverage Concentrates segment had net sales of approximately $1.4 billion before the elimination of intersegment transactions. Key brands include Dr Pepper, 7UP, Sunkist, A&W, Canada Dry, Schweppes, Squirt, RC, Crush, Diet Rite, Sundrop, Welch's, Vernors and Country Time and the concentrate form of Hawaiian Punch.

We are the industry leader in flavored CSDs with a 38.4% market share in the United States for 2008, as measured by retail sales according to The Nielsen Company. We are also the third largest CSD brand owner as measured by 2008 retail sales in the United States and Canada and we own a leading brand in most of the CSD categories in which we compete.

Almost all of our beverage concentrates are manufactured at our plant in St. Louis, Missouri. The beverage concentrates are shipped to third party bottlers, as well as to our own Bottling Group, who combine the beverage concentrates with carbonation, water, sweeteners and other ingredients, package it in PET, glass bottles and aluminum cans, and sell it as a finished beverage to retailers. Concentrate prices historically have been reviewed and adjusted at least on an annual basis.

Syrup is shipped to fountain customers, such as fast food restaurants, who mix the syrup with water and carbonation to create a finished beverage at the point of sale to consumers. Dr Pepper represents most of our fountain channel volume.

Our Beverage Concentrates brands are sold by our bottlers, including our own Bottling Group, through all major retail channels including supermarkets, fountains, mass merchandisers, club stores, vending machines, convenience stores, gas stations, small groceries, drug chains and dollar stores. Unlike the majority of our other CSD brands, 73% of Dr Pepper volumes are distributed through the Coca-Cola affiliated and PepsiCo affiliated bottler systems.

Coca-Cola and Pepsi affiliated systems each constituted approximately 15% of the net sales of our Beverage Concentrates segment.

Finished Goods

Our Finished Goods segment is principally a brand ownership and a bottling business and, to a lesser extent, a distribution business. In this segment, we primarily manufacture and distribute finished beverages and other products in the United States and Canada. Most of the beverages in this segment are NCBs, such as ready-to-drink teas, juice and juice drinks. Most of our sales of Snapple are included in the Finished Goods segment. In 2008, our Finished Goods segment had net sales of approximately $1.6 billion before the elimination of intersegment transactions. Key brands include Snapple, Mott's, Hawaiian Punch, Clamato, Nantucket Nectars, Venom Energy, Yoo-Hoo, Orangina, Mistic, Mr and Mrs T, Rose's, Margaritaville, Stewart's and IBC.

We are a leading manufacturer of NCBs by retail sales in the United States, according to The Nielsen Company.

Our Finished Goods products are manufactured in several facilities across the United States and are distributed to retailers and their warehouses by our own distribution network or third party distributors. The raw materials used to manufacture our finished beverages include aluminum cans and ends, glass bottles, PET bottles and caps, paper products, sweeteners, juices, water and other ingredients.

We sell our Finished Goods brands through all major retail channels, including supermarkets, fountains, mass merchandisers, club stores, vending machines, convenience stores, gas stations, small groceries, drug chains and dollar stores. In 2008, Wal-Mart Stores, Inc., the largest customer of our Finished Goods segment, accounted for approximately 18% of our net sales in this segment.

Bottling Group

Our Bottling Group segment is principally a bottling and distribution business. In this segment, we manufacture and distribute finished beverages, including our brands, third party owned brands and certain private label beverages in the United States. In 2008, our Bottling Group segment had net sales of approximately $3.1 billion before the elimination of intersegment transactions.

Approximately 89% of our 2008 Bottling Group net sales of branded products come from our own brands, such as Dr Pepper, 7UP, Snapple, Sunkist, A&W and Canada Dry, with the remaining from the distribution of third party brands such as FIJI mineral water and Arizona tea. In addition, a small portion of our Bottling Group sales come from bottling beverages and other products for private label owners or others for a fee. Although the majority of our Bottling Group's net sales relate to our brands, we also provide a route-to-market for third party brand owners seeking effective distribution for their new and emerging brands. These brands give us exposure in certain markets to fast growing segments of the beverage industry with minimal capital investment.

Our Bottling Group products are manufactured in several facilities across the United States and sold to retailers. The raw materials used to manufacture our products are concentrates, sweeteners and other ingredients, aluminum cans and ends, PET, glass bottles, paper products and water.

The majority of the Bottling Group's sales are through direct store delivery supported by a fleet of more than 5,000 trucks and approximately 12,000 employees, including sales representatives, merchandisers, drivers and warehouse workers. Our Bottling Group's product portfolio is sold within the United States through approximately 200,000 retailer accounts across all major retail channels. In 2008, Wal-Mart Stores, Inc. accounted for approximately 11% of our Bottling Group's net sales.

Mexico and the Caribbean

Our Mexico and the Caribbean segment is a brand ownership and a bottling and distribution business. This segment participates mainly in the carbonated mineral water, flavored CSD, bottled water and vegetable juice categories, with particular strength in carbonated mineral water and grapefruit flavored CSDs. In 2008, our Mexico and the Caribbean segment had net sales of $427 million with our operations in Mexico representing approximately 90% of the net sales of this segment. Key brands include Peñafiel, Squirt, Clamato and Aguafiel.

In Mexico, we manufacture and distribute our products through our bottling operations and third party bottlers and distributors. In the Caribbean, we distribute our products through third party bottlers and distributors. In Mexico, we also participate in a joint venture to manufacture Aguafiel brand water with Acqua Minerale San Benedetto. We provide expertise in the Mexican beverage market and Acqua Minerale San Benedetto provides expertise in water production and new packaging technologies.

We sell our finished beverages through all major Mexican retail channels, including the "mom and pop" stores, supermarkets, hypermarkets, and on premise channels.

Bottler and Distributor Agreements

In the United States and Canada, we generally grant perpetual, exclusive license agreements for CSD brands and packages to bottlers for specific geographic areas. These agreements prohibit bottlers from selling the licensed products outside their exclusive territory and selling any imitative products in that territory. Generally, we may terminate bottling agreements only for cause and the bottler may terminate without cause upon giving certain specified notice and complying with other applicable conditions. Fountain agreements for bottlers generally are not exclusive for a territory, but do restrict bottlers from carrying imitative product in the territory. Many of our brands such as Snapple, Mistic, Stewart's, Nantucket Nectars, Yoo-Hoo and Orangina, are licensed for distribution in various territories to bottlers and a number of smaller distributors such as beer wholesalers, wine and spirit distributors, independent distributors and retail brokers. We may terminate some of these distribution agreements only for cause and the distributor may terminate without cause upon certain notice and other conditions. Either party may terminate some of the other distribution agreements without cause upon giving certain specified notice and complying with other applicable conditions.

Customers

We primarily serve two groups of customers: 1) bottlers and distributors and 2) retailers.

Bottlers buy beverage concentrates from us and, in turn, they manufacture, bottle, sell and distribute finished beverages. Bottlers also manufacture and distribute syrup for the fountain foodservice channel. In addition, bottlers and distributors purchase finished beverages from us and sell them to retail and other customers. We have strong relationships with bottlers affiliated with Coca-Cola and PepsiCo primarily because of the strength and market position of our key Dr Pepper brand.

Retailers also buy finished beverages directly from us. Our portfolio of strong brands, operational scale and experience in the beverage industry has enabled us to maintain strong relationships with major retailers in the United States, Canada and Mexico. In 2008, our largest retailer was Wal-Mart Stores, Inc., representing approximately 11% of our net sales.

Seasonality

The beverage market is subject to some seasonal variations. Our beverage sales are generally higher during the warmer months and also can be influenced by the timing of holidays as well as weather fluctuations.

Competition

The liquid refreshment beverage industry is highly competitive and continues to evolve in response to changing consumer preferences. Competition is generally based upon brand recognition, taste, quality, price, availability, selection and convenience. We compete with multinational corporations with significant financial resources. Our two largest competitors in the liquid refreshment beverage market are Coca-Cola and PepsiCo, each representing more than 30% of the U.S. liquid refreshment beverage market by volume, according to Beverage Digest. We also compete against other large companies, including Nestlé, S.A. and Kraft Foods, Inc. As a bottler, we compete with bottlers such as Coca-Cola Enterprises, Pepsi Bottling Group and PepsiAmericas and a number of smaller bottlers and distributors. We also compete with a variety of smaller, regional and private label manufacturers, such as Cott Corp. We have lower exposure to some of the faster growing non-carbonated and bottled water segments in the overall liquid refreshment beverage market and as a result, although we have increased our market share in the overall United States CSD market, we have lost share in the overall United States liquid refreshment beverage market over the past several years. In Canada and Mexico, we compete with many of these same international companies as well as a number of regional competitors.

Intellectual Property and Trademarks

Our Intellectual Property. We possess a variety of intellectual property rights that are important to our business. We rely on a combination of trademarks, copyrights, patents and trade secrets to safeguard our proprietary rights, including our brands and ingredient and production formulas for our products.

Our Trademarks. Our trademark portfolio includes more than 2,000 registrations and applications in the United States, Canada, Mexico and other countries. Brands we own through various subsidiaries in various jurisdictions include Dr Pepper, 7UP, A&W, Canada Dry, RC, Schweppes, Squirt, Crush, Peñafiel, Aguafiel, Snapple, Mott's, Hawaiian Punch, Clamato, Mistic, Nantucket Nectars, Mr & Mrs T, ReaLemon, Venom and Deja Blue. We own trademark registrations for all of these brands in the United States, and we own trademark registrations for some but not all of these brands in Canada and Mexico. We also own a number of smaller regional brands. Some of our other trademark registrations are in countries where we do not currently have any significant level of business. In addition, in many countries outside the United States, Canada and Mexico, our rights in many of our brands, including our Dr Pepper trademark and formula, have been sold to third parties including, in certain cases, to competitors such as Coca-Cola.

Trademarks Licensed from Others. We license various trademarks from third parties, which licenses generally allow us to manufacture and distribute on a country-wide basis. For example, we license from third parties the Sunkist, Welch's, Country Time, Orangina, Stewart's, Rose's, Holland House and Margaritaville trademarks. Although these licenses vary in length and other terms, they generally are long-term, cover the entire United States and include a royalty payment to the licensor.

Licensed Distribution Rights. We have rights in certain territories to bottle and/or distribute various brands we do not own, such as Arizona tea and FIJI mineral water. Some of these arrangements are relatively shorter in term, are limited in geographic scope and the licensor may be able to terminate the agreement upon an agreed period of notice, in some cases without payment to us.

Intellectual Property We License to Others. We license some of our intellectual property, including trademarks, to others. For example, we license the Dr Pepper trademark to certain companies for use in connection with food, confectionery and other products. We also license certain brands, such as Dr Pepper and Snapple, to third parties for use in beverages in certain countries where we own the brand but do not otherwise operate our business.

Cadbury Schweppes Name. We have removed "Cadbury" from the names of our companies after our separation from Cadbury. Cadbury can continue to use the "Schweppes" name as part of its companies' names outside of the United States, Canada and Mexico (and for a transitional period, inside of the United States, Canada and Mexico).

Marketing

Our marketing strategy is to grow our brands through continuously providing new solutions to meet consumers' changing preferences and needs. We identify these preferences and needs and develop innovative solutions to address the opportunities. Solutions include new and reformulated products, improved packaging design, pricing and enhanced availability. We use advertising, media, merchandising, public relations and promotion to provide maximum impact for our brands and messages.

Manufacturing

As of December 31, 2008, we operated 24 manufacturing facilities across the United States and Mexico. Almost all of our CSD beverage concentrates are manufactured at a single plant in St. Louis, Missouri. All of our manufacturing facilities are either regional manufacturing facilities, with the capacity and capabilities to manufacture many brands and packages, facilities with particular capabilities that are dedicated to certain brands or products, or smaller bottling plants with a more limited range of packaging capabilities. We intend to build and open a new, multi-product manufacturing facility in Southern California within the next two years.

We employ approximately 5,000 full-time manufacturing employees in our facilities, including seasonal workers. We have a variety of production capabilities, including hot fill, cold-fill and aseptic bottling processes, and we manufacture beverages in a variety of packaging materials, including aluminum, glass and PET cans and bottles and a variety of package formats, including single-serve and multi-serve packages and "bag-in-box" fountain syrup packaging.

In 2008, 88% of our manufactured volumes were related to our brands and 12% to third party and private-label products. We also use third party manufacturers to package our products for us on a limited basis.

We owned property, plant and equipment, net of accumulated depreciation, totaling $935 million and $796 million in the United States and $55 million and $72 million in international locations as of December 31, 2008 and 2007, respectively.

Warehousing and Distribution

As of December 31, 2008, our distribution network consisted of approximately 200 distribution centers in the United States and approximately 25 distribution centers in Mexico. Our warehouses are generally located at or near bottling plants and are geographically dispersed to ensure product is available to meet consumer demand. We actively manage transportation of our products using combination of our own fleet of more than 5,000 delivery trucks, as well as third party logistics providers.

Raw Materials

The principal raw materials we use in our business are aluminum cans and ends, glass bottles, PET bottles and caps, paper products, sweeteners, juice, fruit, water and other ingredients. The cost of the raw materials can fluctuate substantially. In addition, we are significantly impacted by changes in fuel costs due to the large truck fleet we operate in our distribution businesses.

Under many of our supply arrangements for these raw materials, the price we pay fluctuates along with certain changes in underlying commodities costs, such as aluminum in the case of cans, natural gas in the case of glass bottles, resin in the case of PET bottles and caps, corn in the case of sweeteners and pulp in the case of paperboard packaging. Manufacturing costs for our Finished Goods segment, where we manufacture and bottle finished beverages, are higher as a percentage of our net sales than our Beverage Concentrates segment as the Finished Goods segment requires the purchase of a much larger portion of the packaging and ingredients. Although we have contracts with a relatively small number of suppliers, we have generally not experienced any difficulties in obtaining the required amount of raw materials.

When appropriate, we mitigate the exposure to volatility in the prices of certain commodities used in our production process through the use of futures contracts and supplier pricing agreements. The intent of the contracts and agreements is to provide predictability in our operating margins and our overall cost structure.

Research and Development

Our research and development team is composed of scientists and engineers in the United States and Mexico who are focused on developing high quality products which have broad consumer appeal, can be sold at competitive prices and can be safely and consistently produced across a diverse manufacturing network. Our research and development team engages in activities relating to product development, microbiology, analytical chemistry, process engineering, sensory science, nutrition, knowledge management and regulatory compliance. We have particular expertise in flavors and sweeteners. Research and development costs amounted to $17 million in 2008 and totaled $14 million for each of 2007 and 2006, net of allocations to Cadbury. Additionally, we incurred packaging engineering costs of $4 million, $5 million, and $3 million for 2008, 2007 and 2006, respectively. These expenses are recorded in selling, general and administrative expenses in our Consolidated Statements of Operations.

Information Technology and Transaction Processing Services

We use a variety of information technology ("IT") systems and networks configured to meet our business needs. Prior to our separation from Cadbury, IT support was provided as a corporate service by Cadbury's IT team and external suppliers. Post separation, we have formed our own standalone, dedicated IT function to support our business and have separated our systems, services and contracts from those of Cadbury. Our primary IT data center is hosted in Toronto, Canada by a third party provider. We also use two primary vendors for application support and maintenance, both of which are based in India and provide resources offshore and onshore.

We use a business process outsourcing provider located in India to provide certain back office transactional processing services, including accounting, order entry and other transactional services.

Employees

At December 31, 2008, we employed approximately 20,000 full-time employees, including seasonal workers.

In the United States, we have approximately 17,000 full-time employees. We have many union collective bargaining agreements covering approximately 5,000 full-time employees. Several agreements cover multiple locations. These agreements often address working conditions as well as wage rates and benefits. In Mexico and the Caribbean, we employ approximately 3,000 full-time employees and are also party to collective bargaining agreements. We do not have a significant number of employees in Canada.

We believe we have good relations with our employees.

Regulatory Matters

We are subject to a variety of federal, state and local laws and regulations in the countries in which we do business. Regulations apply to many aspects of our business including our products and their ingredients, manufacturing, safety, labeling, transportation, recycling, advertising and sale. For example, our products, and their manufacturing, labeling, marketing and sale in the United States are subject to various aspects of the Federal Food, Drug, and Cosmetic Act, the Federal Trade Commission Act, the Lanham Act, state consumer protection laws and state warning and labeling laws. In Canada and Mexico, the manufacture, distribution, marketing and sale of our many products are also subject to similar statutes and regulations.

We and our bottlers use various refillable and non-refillable, recyclable bottles and cans in the United States and other countries. Various states and other authorities require deposits, eco-taxes or fees on certain containers. Similar legislation or regulations may be proposed in the future at local, state and federal levels, both in the United States and elsewhere. In Mexico, the government has encouraged the soft drinks industry to comply voluntarily with collection and recycling programs of plastic material, and we have taken steps to comply with these programs.

Environmental, Health and Safety Matters

In the normal course of our business, we are subject to a variety of federal, state and local environment, health and safety laws and regulations. We maintain environmental, health and safety policies and a quality, environmental, health and safety program designed to ensure compliance with applicable laws and regulations. The cost of such compliance measures does not have a material financial impact on our operations.

Available Information

Our web site address is www.drpeppersnapplegroup.com. We make available, free of charge through this web site, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission.

Market and Industry Data

The market and industry data in this Annual Report on Form 10-K is from independent industry sources, including The Nielsen Company and Beverage Digest. Although we believe that these independent sources are reliable, we have not verified the accuracy or completeness of this data or any assumptions underlying such data.

The Nielsen Company is a marketing information provider, primarily serving consumer packaged goods manufacturers and retailers. We use The Nielsen Company data as our primary management tool to track market performance because it has broad and deep data coverage, is based on consumer transactions at retailers, and is reported to us monthly. The Nielsen Company data provides measurement and analysis of marketplace trends such as market share, retail pricing, promotional activity and distribution across various channels, retailers and geographies. Measured categories provided to us by The Nielsen Company Scantrack include flavored (non-cola) carbonated soft drinks ("CSDs"), energy drinks, single-serve bottled water, non-alcoholic mixers and non-carbonated beverages, including ready-to-drink teas, single-serve and multi-serve juice and juice drinks, and sports drinks. The Nielsen Company also provides data on other food items such as apple sauce. The Nielsen Company data we present in this report is from The Nielsen Company's Scantrack service, which compiles data based on scanner transactions in certain sales channels, including grocery stores, mass merchandisers, drug chains, convenience stores and gas stations. However, this data does not include the fountain or vending channels, Wal-Mart or small independent retail outlets, which together represent a meaningful portion of the United States liquid refreshment beverage market and of our net sales and volume.

Beverage Digest is an independent beverage research company that publishes an annual Beverage Digest Fact Book. We use Beverage Digest primarily to track market share information and broad beverage and channel trends. This annual publication provides a compilation of data supplied by beverage companies. Beverage Digest covers the following categories: CSDs, energy drinks, bottled water and non-carbonated beverages (including ready-to-drink teas, juice and juice drinks and sports drinks). Beverage Digest data does not include multi-serve juice products or bottled water in packages of 1.5 liters or more. Data is reported for certain sales channels, including grocery stores, mass merchandisers, club stores, drug chains, convenience stores, gas stations, fountains, vending machines and the "up-and-down-the-street" channel consisting of small independent retail outlets.

We use both The Nielsen Company and Beverage Digest to assess both our own and our competitors' performance and market share in the United States. Different market share rankings can result for a specific beverage category depending on whether data from The Nielsen Company or Beverage Digest is used, in part because of the differences in the sales channels reported by each source. For example, because the fountain channel (where we have a relatively small business except for Dr Pepper) is not included in The Nielsen Company data, our market share using The Nielsen Company data is generally higher for our CSD portfolio than the Beverage Digest data, which does include the fountain channel.

In this Annual Report on Form 10-K, all information regarding the beverage market in the United States is from Beverage Digest, and, except as otherwise indicated, is from 2007. All information regarding our brand market positions in the U.S. is from The Nielsen Company and is based on retail dollar sales in 2008.

ITEM 1A. *RISK FACTORS*

Risks Related to Our Business

In addition to the other information set forth in this report, you should carefully consider the risks described below which could materially affect our business, financial condition, or future results. Any of the following risks, as well as other risks and uncertainties, could harm our business and financial condition.

We operate in highly competitive markets.

Our industry is highly competitive. We compete with multinational corporations with significant financial resources, including Coca-Cola and PepsiCo and their related affiliated systems. These competitors can use their resources and scale to rapidly respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities. We also compete against a variety of smaller, regional and private label manufacturers. Smaller companies may be more innovative, better able to bring new products to market and better able to quickly exploit and serve niche markets. Our inability to compete effectively could result in a decline in our sales. As a result, we may have to reduce our prices or increase our spending on marketing, advertising and product innovation. Any of these could negatively affect our business and financial performance.

We may not effectively respond to changing consumer preferences, trends, health concerns and other factors.

Consumers' preferences can change due to a variety of factors, including aging of the population, social trends, negative publicity, economic downturn or other factors. For example, consumers are increasingly concerned about health and wellness, and demand for regular CSDs has decreased as consumers have shifted towards low or no calorie soft drinks and, increasingly, to NCBs, such as water, ready-to-drink teas and sports drinks. If we do not effectively anticipate these trends and changing consumer preferences, then quickly develop new products in response, our sales could suffer. Developing and launching new products can be risky and expensive. We may not be successful in responding to changing markets and consumer preferences, and some of our competitors may be better able to respond to these changes, either of which could negatively affect our business and financial performance.

We depend on a small number of large retailers for a significant portion of our sales.

Food and beverage retailers in the United States have been consolidating, resulting in large, sophisticated retailers with increased buying power. They are in a better position to resist our price increases and demand lower prices. They also have leverage to require us to provide larger, more tailored promotional and product delivery programs. If we and our bottlers and distributors do not successfully provide appropriate marketing, product, packaging, pricing and service to these retailers, our product availability, sales and margins could suffer. Certain retailers make up a significant percentage of our products' retail volume, including volume sold by our bottlers and distributors. For example, Wal-Mart Stores, Inc., the largest retailer of our products, represented approximately 11% of our net sales in 2008. Some retailers also offer their own private label products that compete with some of our brands. The loss of sales of any of our products in a major retailer could have a material adverse effect on our business and financial performance.

We depend on third party bottling and distribution companies for a substantial portion of our business.

We generate a substantial portion of our net sales from sales of beverage concentrates to third party bottling companies. During 2008, approximately two-thirds of our beverage concentrates volume was sold to bottlers that we do not own. Some of these bottlers are partly owned by our competitors, and much of their business comes from selling our competitors' products. In addition, some of the products we manufacture are distributed by third parties. As independent companies, these bottlers and distributors make their own business decisions. They may have the right to determine whether, and to what extent, they produce and distribute our products, our competitors' products and their own products. They may devote more resources to other products or take other actions detrimental to our brands. In most cases, they are able to terminate their bottling and distribution arrangements with us without cause. We may need to increase support for our brands in their territories and may not be able to pass on price increases to them. Their financial condition could also be adversely affected by conditions beyond our control and our business could suffer. Deteriorating economic conditions could negatively impact the financial viability of third party bottlers. Any of these factors could negatively affect our business and financial performance.

Determinations in the future that a significant impairment of the value of our goodwill and other indefinite lived intangible assets has occurred could have a material adverse effect on our financial performance.

As of December 31, 2008, we had \$8.6 billion of total assets, of which approximately \$5.7 billion were intangible assets. Intangible assets include goodwill, and other intangible assets in connection with brands, bottler agreements, distribution rights and customer relationships. We conduct impairment tests on goodwill and all indefinite lived intangible assets annually, as of December 31, or more frequently if circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Our annual impairment analysis, performed as of December 31, 2008, resulted in pre-tax non-cash impairment charges of \$1,039 million. For additional information about these intangible assets, see "Critical Accounting Estimates — Goodwill and Other Indefinite Lived Intangible Assets" in Item 7 and our audited consolidated financial statements included in Item 8 in this Annual Report on Form 10-K.

The impairment tests require us to make an estimate of the fair value of intangible assets. Since a number of factors may influence determinations of fair value of intangible assets, we are unable to predict whether impairments of goodwill or other indefinite lived intangibles will occur in the future. Any such impairment would result in us recognizing a charge to our operating results, which may adversely affect our financial performance.

We have a significant amount of outstanding debt, which could adversely affect our business and our ability to meet our obligations.

As of December 31, 2008, our total indebtedness was $3,524 million. This significant amount of debt could have important consequences to us and our investors, including:

- requiring a substantial portion of our cash flow from operations to make interest payments on this debt;
- increasing our vulnerability to general adverse economic and industry conditions;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry;
- placing us at a competitive disadvantage to our competitors that may not be as highly leveraged with debt as we are; and
- limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase common stock.

To the extent we become more leveraged or experience deteriorating economic conditions, the risks described above would increase. Additionally, it may become more difficult to satisfy debt service and other obligations, the cash flow available to fund capital expenditures, other corporate purposes and to grow our business could be reduced and the future credit ratings of our debt could be downgraded, which could increase future debt costs. Our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay at maturity all of the outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

In addition, the credit agreement governing our debt contains covenants that, among other things, limit our ability to incur debt at subsidiaries that are not guarantors, incur liens, merge or sell, transfer or otherwise dispose of all or substantially all of our assets, make investments, loans, advances, guarantees and acquisitions, enter into transactions with affiliates and enter into agreements restricting our ability to incur liens or the ability of our subsidiaries to make distributions. The agreement also requires us to comply with certain affirmative and financial covenants.

Our financial results may be negatively impacted by the recent global financial events.

The recent global financial events have resulted in the consolidation, failure or near failure of a number of institutions in the banking, insurance and investment banking industries and have substantially reduced the ability of companies to obtain financing. These events have also led to a substantial reduction in stock market valuations. These events could have a number of different effects on our business, including:

- a reduction in consumer spending, which could result in a reduction in our sales volume;
- a negative impact on the ability of our customers to timely pay their obligations to us, thus reducing our cash flow, or our vendors to timely supply materials;
- an increase in counterparty risk;
- an increased likelihood that one or more of our banking syndicates may be unable to honor its commitments under our revolving credit facility; and
- restricted access to capital markets that may limit our ability to take advantage of business opportunities, such as acquisitions.

Other events or conditions may arise directly or indirectly from the global financial events that could negatively impact our business.

Litigation or legal proceedings could expose us to significant liabilities and damage our reputation.

We are party to various litigation claims and legal proceedings. We evaluate these claims and proceedings to assess the likelihood of unfavorable outcomes and estimate, if possible, the amount of potential losses. We may establish a reserve as appropriate based upon assessments and estimates in accordance with our accounting policies.

We base our assessments, estimates and disclosures on the information available to us at the time and rely on legal and management judgment. Actual outcomes or losses may differ materially from assessments and estimates. Actual settlements, judgments or resolutions of these claims or proceedings may negatively affect our business and financial performance. For more information, see Note 22 of the Notes to our Audited Consolidated Financials Statements.

Benefits cost increases could reduce our profitability.

Our profitability is substantially affected by the costs of pension, postretirement and employee medical costs and employee other benefits. In recent years, these costs have increased significantly due to factors such as increases in health care costs, declines in investment returns on pension assets and changes in discount rates used to calculate pension and related liabilities. Although we actively seek to control increases in costs, there can be no assurance that we will succeed in limiting future cost increases, and continued upward pressure in costs could have a material adverse affect on our business and financial performance.

Costs for our raw materials may increase substantially.

The principal raw materials we use in our business are aluminum cans and ends, glass bottles, PET bottles and caps, paperboard packaging, sweeteners, juice, fruit, water and other ingredients. Additionally, conversion of raw materials into our products for sale also uses electricity and natural gas. The cost of the raw materials can fluctuate substantially. We are significantly impacted by increases in fuel costs due to the large truck fleet we operate in our distribution businesses. Under many of our supply arrangements, the price we pay for raw materials fluctuates along with certain changes in underlying commodities costs, such as aluminum in the case of cans, natural gas in the case of glass bottles, resin in the case of PET bottles and caps, corn in the case of sweeteners and pulp in the case of paperboard packaging. Continued price increases could exert pressure on our costs and we may not be able to pass along any such increases to our customers or consumers, which could negatively affect our business and financial performance.

Certain raw materials we use are available from a limited number of suppliers and shortages could occur.

Some raw materials we use, such as aluminum cans and ends, glass bottles, PET bottles, sweeteners and other ingredients, are sourced from industries characterized by a limited supply base. If our suppliers are unable or unwilling to meet our requirements, we could suffer shortages or substantial cost increases. Changing suppliers can require long lead times. The failure of our suppliers to meet our needs could occur for many reasons, including fires, natural disasters, weather, manufacturing problems, disease, crop failure, strikes, transportation interruption, government regulation, political instability and terrorism. A failure of supply could also occur due to suppliers' financial difficulties, including bankruptcy. Some of these risks may be more acute where the supplier or its plant is located in riskier or less-developed countries or regions. Any significant interruption to supply or cost increase could substantially harm our business and financial performance.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our beverage concentrates manufacturing facility, which manufactures almost all of our concentrates, could have a material adverse effect on our business. In addition, a disruption could occur at any of our other facilities or those of our suppliers, bottlers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, manufacturing problems, disease, strikes, transportation interruption, government regulation or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and financial performance.

Our facilities and operations may require substantial investment and upgrading.

We have an ongoing program of investment and upgrading in our manufacturing, distribution and other facilities. We expect to incur substantial costs to upgrade or keep up-to-date various facilities and equipment or restructure our operations, including closing existing facilities or opening new ones. If our investment and restructuring costs are higher than anticipated or our business does not develop as anticipated to appropriately utilize new or upgraded facilities, our costs and financial performance could be negatively affected.

We may not be able to renew collective bargaining agreements on satisfactory terms, or we could experience strikes.

As of December 31, 2008, approximately 5,000 of our employees, many of whom are at our key manufacturing locations, were covered by collective bargaining agreements. These agreements typically expire every three to four years at various dates. We may not be able to renew our collective bargaining agreements on satisfactory terms or at all. This could result in strikes or work stoppages, which could impair our ability to manufacture and distribute our products and result in a substantial loss of sales. The terms of existing or renewed agreements could also significantly increase our costs or negatively affect our ability to increase operational efficiency.

Our products may not meet health and safety standards or could become contaminated.

We have adopted various quality, environmental, health and safety standards. However, our products may still not meet these standards or could otherwise become contaminated. A failure to meet these standards or contamination could occur in our operations or those of our bottlers, distributors or suppliers. This could result in expensive production interruptions, recalls and liability claims. Moreover, negative publicity could be generated from false, unfounded or nominal liability claims or limited recalls. Any of these failures or occurrences could negatively affect our business and financial performance.

Our intellectual property rights could be infringed or we could infringe the intellectual property rights of others and adverse events regarding licensed intellectual property, including termination of distribution rights, could harm our business.

We possess intellectual property that is important to our business. This intellectual property includes ingredient formulas, trademarks, copyrights, patents, business processes and other trade secrets. See "Intellectual Property and Trademarks" in Item 1 of this Annual Report on Form 10-K for more information. We and third parties, including competitors, could come into conflict over intellectual property rights. Litigation could disrupt our business, divert management attention and cost a substantial amount to protect our rights or defend ourselves against claims. We cannot be certain that the steps we take to protect our rights will be sufficient or that others will not infringe or misappropriate our rights. If we are unable to protect our intellectual property rights, our brands, products and business could be harmed.

We also license various trademarks from third parties and license our trademarks to third parties. In some countries, other companies own a particular trademark which we own in the United States, Canada or Mexico. For example, the Dr Pepper trademark and formula is owned by Coca-Cola in certain other countries. Adverse events affecting those third parties or their products could affect our use of the trademark and negatively impact our brands.

In some cases, we license products from third parties which we distribute. The licensor may be able to terminate the license arrangement upon an agreed period of notice, in some cases without payment to us of any termination fee. The termination of any material license arrangement could adversely affect our business and financial performance. For example, in letters dated October 10, 2008, and December 11, 2008, we received formal notification from Hansen Natural Corporation, terminating our agreements to distribute Monster Energy as well as other Hansen's beverage brands in certain markets in the United States and Mexico effective November 10, 2008, and January 26, 2009, respectively.

We may not comply with applicable government laws and regulations and they could change.

We are subject to a variety of federal, state and local laws and regulations in the United States, Canada, Mexico and other countries in which we do business. These laws and regulations apply to many aspects of our business including the manufacture, safety, labeling, transportation, advertising and sale of our products. See "Regulatory Matters" in Item 1 of this Annual Report on Form 10-K for more information regarding many of these laws and regulations. Violations of these laws or regulations could damage our reputation and/or result in regulatory actions with substantial penalties. In addition, any significant change in such laws or regulations or their interpretation, or the introduction of higher standards or more stringent laws or regulations could result in increased compliance costs or capital expenditures. For example, changes in recycling and bottle deposit laws or special taxes on soft drinks or ingredients could increase our costs. Regulatory focus on the health, safety and marketing of food products is increasing. Certain state warning and labeling laws, such as California's "Prop 65," which requires warnings on any product with substances that the state lists as potentially causing cancer or birth defects, could become applicable to our products. Some local and regional governments and school boards have enacted, or have proposed to enact, regulations restricting the sale of certain types of soft drinks in schools. Any violations or changes of regulations could have a material adverse effect on our profitability, or disrupt the production or distribution of our products, and negatively affect our business and financial performance.

We may not realize benefits of acquisitions.

We have recently acquired various bottling and distribution businesses and are integrating their operations into our business. We may pursue further acquisitions of independent bottlers, distributors and distribution rights to complement our existing capabilities and further expand the distribution of our brands. We may also pursue acquisition of brands and products to expand our brand portfolio. The failure to successfully identify, make and integrate acquisitions may impede the growth of our business. The timing or success of any acquisition and integration is uncertain, requires significant expenses, and diverts financial and managerial resources away from our existing businesses. We also may not be able to raise the substantial capital or debt required for acquisitions and integrations on satisfactory terms, if at all. In addition, even after an acquisition, we may not be able to successfully integrate an acquired business or brand or realize the anticipated benefits of an acquisition, all of which could have a negative effect on our business and financial performance.

We could lose key personnel or may be unable to recruit qualified personnel.

Our performance significantly depends upon the continued contributions of our executive officers and key employees, both individually and as a group, and our ability to retain and motivate them. Our officers and key personnel have many years of experience with us and in our industry and it may be difficult to replace them. If we lose key personnel or are unable to recruit qualified personnel, our operations and ability to manage our business may be adversely affected. We do not have "key person" life insurance for any of our executive officers or key employees.

We depend on key information systems and third party service providers.

We depend on key information systems to accurately and efficiently transact our business, provide information to management and prepare financial reports. We rely on third party providers for a number of key information systems and business processing services, including hosting our primary data center and processing various accounting, order entry and other transactional services. These systems and services are vulnerable to interruptions or other failures resulting from, among other things, natural disasters, terrorist attacks, software, equipment or telecommunications failures, processing errors, computer viruses, hackers, other security issues or supplier defaults. Security, backup and disaster recovery measures may not be adequate or implemented properly to avoid such disruptions or failures. Any disruption or failure of these systems or services could cause substantial errors, processing inefficiencies, security breaches, inability to use the systems or process transactions, loss of customers or other business disruptions, all of which could negatively affect our business and financial performance.

Weather and climate changes could adversely affect our business.

Unseasonable or unusual weather or long-term climate changes may negatively impact the price or availability of raw materials, energy and fuel, and demand for our products. Unusually cool weather during the summer months may result in reduced demand for our products and have a negative effect on our business and financial performance.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

United States. As of December 31, 2008, we owned or leased 223 administrative, manufacturing, and distribution facilities across the United States. Our principal offices are located in Plano, Texas, in a facility that we own. We also lease an office in Rye Brook, New York. Our Bottling Group owns 14 manufacturing facilities, 57 distribution centers and warehouses, and three office buildings, including our headquarters. They also lease six manufacturing facilities, 130 distribution centers and warehouses, and 12 office buildings.

Mexico and Canada. As of December 31, 2008, we leased seven office facilities throughout Mexico and Canada, including our Mexico and Caribbean operations' principal offices in Mexico City. We own three manufacturing facilities and one joint venture manufacturing facility and we have 23 additional direct distribution centers, four of which are owned and 19 of which are leased, in Mexico which are all included in our Mexico and Caribbean operating segment. Our manufacturing facilities in the United States supply our products to bottlers, retailers and distributors in Canada.

We believe our facilities in the United States and Mexico are well-maintained and adequate, that they are being appropriately utilized in line with past experience, and that they have sufficient production capacity for their present intended purposes. The extent of utilization of such facilities varies based on seasonal demand of our products. It is not possible to measure with any degree of certainty or uniformity the productive capacity and extent of utilization of these facilities. We periodically review our space requirements, and we believe we will be able to acquire new space and facilities as and when needed on reasonable terms. We also look to consolidate and dispose or sublet facilities we no longer need, as and when appropriate.

New Facilities. We plan to build a new manufacturing and distribution facility in Victorville, California, that will operate as our western hub in a regional manufacturing and distribution footprint serving consumers in California and parts of the desert Southwest. When open in 2010, the facility will produce a wide range of soft drinks, juices, juice drinks, bottled water, ready-to-drink teas, energy drinks and other premium beverages at the Victorville plant. The plant will consist of an 850,000-square-foot building on 57 acres, including 550,000 square feet of warehouse space, and a 300,000-square-foot manufacturing plant. As of December 31, 2008, we had capital commitments of approximately $11 million related to this facility.

ITEM 3. *LEGAL PROCEEDINGS*

We are occasionally subject to litigation or other legal proceedings relating to our business. See Note 22 of the Notes to our Audited Consolidated Financial Statements for more information related to commitments and contingencies, which are incorporated herein by reference.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

There were no matters submitted to a vote of stockholders during the fourth quarter of 2008.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

In the United States, our common stock is listed and traded on the New York Stock Exchange under the symbol "DPS".

The following table sets forth, for the quarterly periods indicated, the high and low sales prices per share for our common stock, as reported on the New York Stock Exchange composite tape, and dividend per share information:

2008	Common Stock Market Prices		Dividends Declared
	High	Low	
Fourth Quarter	$26.13	$13.78	$ —
Third Quarter	26.52	20.18	—
Second Quarter	26.50	20.98	—
First Quarter(1)	N/A	N/A	N/A

(1) No common stock of DPS was traded prior to May 7, 2008, and no DPS equity awards were outstanding for the prior periods. As of May 7, 2008, the number of basic shares includes approximately 500,000 shares related to former Cadbury Schweppes benefit plans converted to DPS shares on a daily volume weighted average. Further, there have been no dividends declared or paid since the Company's separation from Cadbury.

We currently intend to retain cash generated from our business to repay our debt and for other corporate purposes and do not currently anticipate paying any cash dividends in the short term. In the long term, we intend to invest in our business and consider returning excess cash to our stockholders. The declaration and payment of dividends or the repurchase of our common stock are subject to the discretion of our board of directors. Any determination to pay dividends or repurchase our common stock will depend on our results of operations, financial condition, capital requirements, credit ratings, contractual restrictions and other factors deemed relevant at the time of such determination by our board of directors.

As of March 20, 2009, there were approximately 60,000 stockholders of record of our common stock. This figure does not include a substantially greater number of "street name" holders or beneficial holders of our common stock, whose shares are held of record by banks, brokers, and other financial institutions.

The information under the principal heading "Equity Compensation Plan Information" in our definitive Proxy Statement for the Annual Meeting of Stockholders to be held on May 19, 2009, to be filed with the Securities and Exchange Commission (the "Company's 2009 Proxy Statement"), is incorporated herein by reference.

During the fiscal year ended December 31, 2008, we did not sell any equity securities that were not registered under the Securities Act of 1933, as amended.

During the fiscal year ended December 31, 2008, we did not repurchase any of our own common stock.

Comparison of Total Stockholder Return

The following performance graph compares our cumulative total returns with the cumulative total returns of the Standard & Poor's 500 and a peer group index. The graph assumes that $100 was invested on May 7, 2008, the day we became a publicly traded company on the New York Stock Exchange, with dividends reinvested.

Comparison of Total Returns
Assumes Initial Investment of $100
December 2008



$120
$100
$80
$60
$40
$20
$0
5/7/08
5/31/08
6/30/08
7/31/08
8/31/08
9/30/08
10/31/08
11/30/08
12/31/08
DPS
Peer Group Index
S&P 500

The Peer Group Index consists of the following companies: The Coca-Cola Company, Coca Cola Enterprises, Inc, Pepsi Bottling Group, Inc, Pepsiamericas, Inc, and PepsiCo, Inc, Hansen Natural Corporation, The Cott Corporation and National Beverage Corporation. We believe that the size and operations of these companies help to convey an accurate comparison of our performance with the industry.

ITEM 6. *SELECTED FINANCIAL DATA*

The following table presents selected historical financial data as of December 31, 2008, 2007 and 2006, January 1, 2006 (the last day of fiscal 2005) and January 2, 2005 (the last day of fiscal 2004). All the selected historical financial data has been derived from our audited consolidated financial statements except for our selected historical balance sheet data as of January 2, 2005 (the last day of fiscal 2004) which has been derived from our unaudited accounting records.

For periods prior to May 7, 2008, our financial data have been prepared on a "carve-out" basis from Cadbury's consolidated financial statements using the historical results of operations, assets and liabilities attributable to Cadbury's Americas Beverages business and including allocations of expenses from Cadbury. The historical Cadbury's Americas Beverages information is our predecessor financial information. The results included below and elsewhere in this document are not necessarily indicative of our future performance and do not reflect our financial performance had we been an independent, publicly-traded company during the periods prior to May 7, 2008. You should read this information along with the information included in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K.

We made three bottler acquisitions in 2006 and one bottler acquisition in 2007. Each of these four acquisitions is included in our consolidated financial statements beginning on its date of acquisition. As a result, our financial data is not comparable on a period-to-period basis.

	Fiscal Year				
	2008	2007	2006	2005	2004
Statements of Operations Data:					
Net sales(1)	$ 5,710	$ 5,695	$4,700	$3,205	$3,065
Gross profit	3,120	3,131	2,741	2,085	2,014
(Loss) income from operations(2)	(168)	1,004	1,018	906	834
Net (loss) income(3)	$ (312)	$ 497	$ 510	$ 477	$ 446
Basic (loss) earnings per share(4)	$ (1.23)	$ 1.96	$ 2.01	$ 1.88	$ 1.76
Diluted (loss) earnings per share(4)	$ (1.23)	$ 1.96	$ 2.01	$ 1.88	$ 1.76
Balance Sheet Data:					
Total assets	$ 8,638	$10,528	$9,346	$7,433	$7,625
Current portion of long-term debt	—	126	708	404	435
Long-term debt	3,522	2,912	3,084	2,858	3,468
Other non-current liabilities	1,708	1,460	1,321	1,013	943
Total equity	2,607	5,021	3,250	2,426	2,106
Statements of Cash Flows:					
Cash provided by (used in):					
Operating activities	$ 709	$ 603	$ 581	$ 583	$ 610
Investing activities	1,074	(1,087)	(502)	283	184
Financing activities	(1,625)	515	(72)	(815)	(799)

(1) Net sales for 2007 and 2006 have been restated to eliminate $53 million and $35 million of intercompany transactions that should have been eliminated upon consolidation, respectively. Refer to Note 1 of the Notes to the Audited Consolidated Financial Statements for further information.

(2) The 2008 loss from operations reflects non-cash pre-tax impairment charges of $1,039 million. Refer to Note 3 of the Notes to the Audited Consolidated Financial Statements for further information.

(3) The 2008 net loss reflects non-cash impairment charges of $696 million ($1,039 million net of tax benefit of $343 million). Refer to Note 3 of the Notes to the Audited Consolidated Financial Statements for further information.

(4) (Loss) earnings per share ("EPS") are computed by dividing net (loss) income by the weighted average number of common shares outstanding for the period. For all periods prior to May 7, 2008, the number of basic shares used is the number of shares outstanding on May 7, 2008, as no common stock of DPS was traded prior to May 7, 2008 and no DPS equity awards were outstanding for the prior periods. Subsequent to May 7, 2008, the number of basic shares includes approximately 500,000 shares related to former Cadbury Schweppes benefit plans converted to DPS shares on a daily volume weighted average.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

You should read the following discussion in conjunction with our audited financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements that are based on management's current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of various factors including the factors we describe under "Special Note Regarding Forward-Looking Statements", "Risk Factors," and elsewhere in this Annual Report on Form 10-K.

The periods presented in this section are the years ended December 31, 2008, 2007 and 2006, which we refer to as "2008," "2007" and "2006", respectively. The following discussion and analysis includes the effects of the restatement of net sales as discussed in Note 1 of the Notes to the Audited Consolidated Financial Statements.

Business Overview

We are a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the United States, Canada and Mexico with a diverse portfolio of flavored CSDs and NCBs, including ready-to-drink teas, juices, juice drinks and mixers. Our brand portfolio includes popular CSD brands such as Dr Pepper, 7UP, Sunkist, A&W, Canada Dry, Schweppes, Squirt and Peñafiel, and NCB brands such as Snapple, Mott's, Hawaiian Punch, Clamato, Mr & Mrs T, Margaritaville and Rose's. Our largest brand, Dr Pepper, is a leading flavored CSD in the United States according to The Nielsen Company. We have some of the most recognized beverage brands in North America, with significant consumer awareness levels and long histories that evoke strong emotional connections with consumers.

We operate primarily in the United States, Mexico and Canada and we also distribute our products in the Caribbean. In 2008, 89% of our net sales were generated in the United States, 4% in Canada and 7% in Mexico and the Caribbean.

Our Business Model

We operate as a brand owner, a bottler and a distributor.

Our Brand Ownership Businesses. As a brand owner, we build our brands by promoting brand awareness through marketing, advertising and promotion and by developing new and innovative products and product line extensions that address consumer preferences and needs. As the owner of the formulas and proprietary know-how required for the preparation of beverages, we manufacture, sell and distribute beverage concentrates and syrups used primarily to produce CSDs and we manufacture, bottle, sell and distribute primarily finished NCBs. Most of our sales of beverage concentrates are to bottlers who manufacture, bottle, sell and distribute our branded products into retail channels. We also manufacture, sell and distribute syrups for use in beverage fountain dispensers to restaurants and retailers, as well as to fountain wholesalers, who resell it to restaurants and retailers. In addition, we distribute finished NCBs through ourselves and through third party distributors.

Our beverage concentrates and syrup brand ownership businesses are characterized by relatively low capital investment, raw materials and employee costs. Although the cost of building or acquiring an established brand can be significant, established brands typically do not require significant ongoing expenditures, other than marketing, and therefore generate relatively high margins. Our finished beverages brand ownership business has characteristics of both of our beverage concentrates and syrup brand ownership businesses as well as our bottling and distribution businesses discussed below.

Our Bottling and Distribution Businesses. We manufacture, bottle, sell and distribute finished CSDs from concentrates and finished NCBs and products mostly from ingredients other than concentrates. We sell and distribute finished beverages and other products primarily into retail channels either directly to retail shelves or to warehouses through our large fleet of delivery trucks or through third party logistics providers.

Our bottling and distribution businesses are characterized by relatively high capital investment, raw material, selling and distribution costs, in each case compared to our beverage concentrates and syrup brand ownership businesses. Our capital costs include investing in, and maintaining, our manufacturing and warehouse equipment and facilities. Our raw material costs include purchasing concentrates, ingredients and packaging materials from a variety of suppliers. Our selling and distribution costs include significant costs related to operating our large fleet of delivery trucks and employing a significant number of employees to sell and deliver finished beverages and other products to retailers. As a result of the high fixed costs associated with these types of businesses, we are focused on maintaining an adequate level of volumes as well as controlling capital expenditures, raw material, selling and distribution costs. In addition, geographic proximity to our customers is a critical component of managing the high cost of transporting finished beverages relative to their retail price. The profitability of the bottling and distribution businesses is also dependent upon our ability to sell our products into higher margin channels. As a result of these factors, the margins of our bottling and distribution businesses are significantly lower than those of our brand ownership businesses. In light of the largely fixed cost nature of the bottling and distribution businesses, increases in costs, for example raw materials tied to commodity prices, could have a significant negative impact on the margins of our businesses.

Approximately 89% of our 2008 Bottling Group net sales of branded products come from our own brands, with the remaining from the distribution of third party brands such as Monster energy drink, FIJI mineral water and Arizona tea. In addition, a small portion of our Bottling Group sales come from bottling beverages and other products for private label owners or others for a fee.

Integrated Business Model. We believe our brand ownership, bottling and distribution are more integrated than the United States operations of our principal competitors and that this differentiation provides us with a competitive advantage. We believe our integrated business model:

- Strengthens our route-to-market by creating a third consolidated bottling system, our Bottling Group, in addition to the Coca-Cola affiliated and PepsiCo affiliated systems. In addition, by owning a significant portion of our bottling and distribution network we are able to improve focus on our owned and licensed brands, especially brands such as 7UP, Sunkist, A&W and Snapple, which do not have a large presence in the Coca-Cola affiliated and PepsiCo affiliated bottler systems.
- Provides opportunities for net sales and profit growth through the alignment of the economic interests of our brand ownership and our bottling and distribution businesses. For example, we can focus on maximizing profitability for our company as a whole rather than focusing on profitability generated from either the sale of concentrates or the bottling and distribution of our products.
- Enables us to be more flexible and responsive to the changing needs of our large retail customers, including by coordinating sales, service, distribution, promotions and product launches.
- Allows us to more fully leverage our scale and reduce costs by creating greater geographic manufacturing and distribution coverage.

Trends Affecting our Business

According to data from Beverage Digest, in 2007, the United States CSD market segment grew by 2.7% in retail sales, despite a 2.3% decline in total CSD volume. The United States NCB volume and retail sales increased by 6.4% and 9.6%, respectively, in 2007. In addition, NCBs experienced strong growth over the last five years with their volume share of the overall U.S. liquid refreshment beverage market increasing from 13.0% in 2002 to 17.0% in 2007.

We believe the key trends influencing the North American liquid refreshment beverage market include:

- *Increased health consciousness.* We believe the main beneficiaries of this trend include diet drinks, ready-to-drink teas and bottled waters.
- *Changes in lifestyle.* We believe changes in lifestyle will continue to drive increased sales of single-serve beverages, which typically have higher margins.
- *Changes in economic factors.* We believe changes in economic factors will impact consumers' purchasing power which may result in a decrease in purchases of our premium beverages.

- *Growing demographic segments in the United States.* We believe marketing and product innovations that target fast growing population segments, such as the Hispanic community in the United States, will drive further market growth.
- *Product and packaging innovation.* We believe brand owners and bottling companies will continue to create new products and packages such as beverages with new ingredients and new premium flavors, as well as innovative convenient packaging that address changes in consumer tastes and preferences.
- *Changing retailer landscape.* As retailers continue to consolidate, we believe retailers will support consumer product companies that can provide an attractive portfolio of products, a strong value proposition and efficient delivery.
- *Recent volatility in raw material costs.* The costs of a substantial proportion of the raw materials used in the beverage industry are dependent on commodity prices for aluminum, natural gas, resins, corn, pulp and other commodities. Commodity prices volatility has exerted pressure on industry margins.

Seasonality

The beverage market is subject to some seasonal variations. Our beverage sales are generally higher during the warmer months and also can be influenced by the timing of holidays as well as weather fluctuations.

Segments

We report our business in four segments: Beverage Concentrates, Finished Goods, Bottling Group and Mexico and the Caribbean.

- Our Beverage Concentrates segment is principally a brand ownership business that reflects sales from the manufacture of concentrates and syrups in the United States and Canada. Most of the brands in this segment are CSD brands.
- Our Finished Goods segment is principally a brand ownership and a bottling business and, to a lesser extent, a distribution business that reflects sales from the manufacture and distribution of finished beverages and other products in the United States and Canada. Most of the brands in this segment are NCB brands.
- Our Bottling Group segment is principally a bottling and distribution business that reflects sales from the manufacture, bottling and/or distribution of finished beverages, including sales of our own brands and third party owned brands.
- Our Mexico and the Caribbean segment is a brand ownership and a bottling and distribution business that reflects sales from the manufacture, bottling and/or distribution of both concentrates and finished beverages in those geographies.

Due to our integrated business model, we manage our business to maximize profitability for our company as a whole. As a result, profitability trends in individual segments may not be consistent with the profitability of our company or comparable to our competitors. For example, following the bottling acquisitions in 2006 as described below, we changed certain funding and manufacturing arrangements between our Beverage Concentrates and Finished Goods segments and our newly acquired bottling companies, which reduced the profitability of our Bottling Group segment while benefiting our other segments.

We have significant intersegment transactions. For example, our Bottling Group purchases concentrates at an arm's length price from our Beverage Concentrates segment. We expect these purchases to account for approximately one-third of our Beverage Concentrates segment annual net sales and therefore drive a similar proportion of our Beverage Concentrates segment profitability. In addition, our Bottling Group segment purchases finished beverages from our Finished Goods segment. All intersegment transactions are eliminated in preparing our consolidated results of operations.

We incur selling, general and administrative expenses in each of our segments. In our segment reporting, the selling, general and administrative expenses of our Bottling Group and Mexico and the Caribbean segments relate primarily to those segments. However, as a result of our historical segment reporting policies, certain combined selling activities that support our Beverage Concentrates and Finished Goods segments have not been proportionally allocated between those two segments. We also incur certain centralized functional and corporate costs that support our entire business, which have not been directly allocated to our respective segments but rather have been allocated primarily to our Beverage Concentrates segment.

The key financial measures management uses to assess the performance of our segments are net sales and underlying operating profit (loss) ("UOP").

The impact of foreign currency is excluded from segments' net sales and is included as a component of intersegment eliminations and impact of foreign currency in the reconciliation to reported consolidated net sales.

Significant Acquisitions

On May 2, 2006, we acquired approximately 55% of the outstanding shares of DPSUBG, which combined with our pre-existing 45% ownership, resulted in our full ownership of DPSUBG. DPSUBG's results have been included in the individual line items within our consolidated financial statements beginning on May 2, 2006. Prior to this date, the existing investment in DPSUBG was accounted for under the equity method and reflected in the line item captioned equity in earnings of unconsolidated subsidiaries, net of tax in our consolidated statements of operations. In addition, on June 9, 2006, we acquired the assets of All American Bottling Company, on August 7, 2006, we acquired Seven Up Bottling Company of San Francisco, and on July 11, 2007, we acquired Southeast-Atlantic Beverage Corporation ("SeaBev"). Each of these acquisitions is included in our consolidated statements of operations beginning on its date of acquisition. Refer to Note 5 of the Notes to our Audited Consolidated Financial Statements for further information.

Volume

In evaluating our performance, we consider different volume measures depending on whether we sell beverage concentrates and syrups or finished beverages.

Beverage Concentrates Sales Volume

In our beverage concentrates and syrup businesses, we measure our sales volume in two ways: (1) "concentrates case sales" and (2) "bottler case sales." The unit of measurement for both concentrates case sales and bottler case sales equals 288 fluid ounces of finished beverage, or 24 twelve ounce servings.

Concentrates case sales represent units of measurement for concentrates and syrups sold by us to our bottlers and distributors. A concentrates case is the amount of concentrates needed to make one case of 288 fluid ounces of finished beverage. It does not include any other component of the finished beverage other than concentrates. Our net sales in our concentrates businesses are based on concentrates cases sold.

Although our net sales in our concentrates businesses are based on concentrates case sales, we believe that bottler case sales are also a significant measure of our performance because they measure sales of our finished beverages into retail channels.

Finished Beverages Sales Volume

In our finished beverages businesses, we measure volume as case sales to customers. A case sale represents a unit of measurement equal to 288 fluid ounces of finished beverage sold by us. Case sales include both our owned-brands and certain brands licensed to and/or distributed by us.

Volume in Bottler Case Sales

In addition to sales volume, we also measure volume in bottler case sales ("volume (BCS)") as sales of finished beverages, in equivalent 288 ounce cases, sold by us and our bottlers to retailers and independent distributors.

Bottler case sales and concentrates and finished beverage sales volumes are not equal during any given period due to changes in bottler concentrates inventory levels, which can be affected by seasonality, bottler inventory and manufacturing practices, and the timing of price increases and new product introductions.

Recent Developments

Formation of the Company and Separation from Cadbury

On May 7, 2008, Cadbury separated its Americas Beverages business from its global confectionery business by contributing the subsidiaries that operated its Americas Beverages business to us. In return for the transfer of the Americas Beverages business, we distributed our common stock to Cadbury plc shareholders. As of the date of distribution, a total of 800 million shares of our common stock, par value $0.01 per share, and 15 million shares of our undesignated preferred stock were authorized. On the date of distribution, 253.7 million shares of our common stock were issued and outstanding and no shares of preferred stock were issued. On May 7, 2008, we became an independent publicly-traded company listed on the New York Stock Exchange under the symbol "DPS". We entered into a Separation and Distribution Agreement, Transition Services Agreement, Tax Sharing and Indemnification Agreement ("Tax Indemnity Agreement") and Employee Matters Agreement with Cadbury, each dated as of May 1, 2008.

New Financing Arrangements

During 2008, we entered into financing arrangements, including a $2.7 billion senior unsecured credit agreement that provides a $2.2 billion term loan A facility and a $500 million revolving credit facility. We completed the issuance of $1.7 billion aggregate principal amount of senior unsecured notes consisting of $250 million aggregate principal amount of 6.12% senior notes due 2013, $1.2 billion aggregate principal amount of 6.82% senior notes due 2018, and $250 million aggregate principal amount of 7.45% senior notes due 2038.

2008 Impairment

Our annual impairment analysis, performed as of December 31, 2008, resulted in net non-cash impairment charges of $696 million for 2008 ($1,039 million net of tax benefit of $343 million). The pre-tax charges consisted of $278 million related to the Snapple brand, $581 million related to the Bottling Group's distribution rights and $180 million related to the Bottling Group's goodwill. Deteriorating economic and market conditions in the fourth quarter triggered higher discount rates as well as lower volume and growth projections which drove these impairments. Indicative of the economic and market conditions, our average stock price declined 19% in the fourth quarter as compared to the average stock price from May 7, 2008, the date of our separation from Cadbury, through September 30, 2008.

Hansen Natural Distribution Agreement Termination

In letters dated October 10, 2008, and December 11, 2008, we received formal notification from Hansen Natural Corporation ("Hansen"), terminating our agreements to distribute Monster Energy as well as other Hansen's beverage brands in certain markets in the United States and Mexico effective November 10, 2008, and January 26, 2009, respectively. The termination of the Hansen distribution agreement in the United States reduced 2008 net sales by $23 million. During 2008, our Bottling Group generated approximately $197 million and $38 million in net sales and operating profits, respectively, from sales of Hansen brands to third parties in the United States and our Mexico and the Caribbean segment generated approximately $19 million and $6 million in net sales and operating profits, respectively, from sales of Hansen Natural brands to third parties in Mexico.

Results of Operations

For the periods prior to May 7, 2008, our consolidated financial statements have been prepared on a "carve-out" basis from Cadbury's consolidated financial statements using historical results of operations, assets and liabilities attributable to Cadbury's Americas Beverages business and including allocations of expenses from Cadbury. The historical Cadbury's Americas Beverages information is our predecessor financial information. We eliminate from our financial results all intercompany transactions between entities included in the combination and the intercompany transactions with our equity method investees. On May 7, 2008, we became an independent company.

References in the financial tables to percentage changes that are not meaningful are denoted by "NM."

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Consolidated Operations

The following table sets forth our consolidated results of operation for the years ended December 31, 2008 and 2007 (dollars in millions).

	For the Year Ended December 31,				
	2008		2007		Percentage
	Dollars	Percent	Dollars	Percent	Change
Net sales	$5,710	100.0%	$5,695	100.0%	0.3%
Cost of sales	2,590	45.4	2,564	45.0	1.0
Gross profit	3,120	54.6	3,131	55.0	(0.4)
Selling, general and administrative expenses	2,075	36.3	2,018	35.5	2.8
Depreciation and amortization	113	2.0	98	1.7	15.3
Restructuring costs	57	1.0	76	1.3	(25.0)
Impairment of goodwill and intangible assets	1,039	18.2	6	0.1	NM
Other operating expense (income)	4	0.1	(71)	(1.2)	NM
(Loss) income from operations	(168)	(3.0)	1,004	17.6	NM
Interest expense	257	4.5	253	4.4	1.6
Interest income	(32)	(0.6)	(64)	(1.1)	(50.0)
Other (income) expense	(18)	(0.3)	(2)	—	NM
(Loss) income before provision for income taxes and equity in earnings of unconsolidated subsidiaries	(375)	(6.6)	817	14.3	NM
Provision for income taxes	(61)	(1.1)	322	5.6	NM
(Loss) income before equity in earnings of unconsolidated subsidiaries	(314)	(5.5)	495	8.7	NM
Equity in earnings of unconsolidated subsidiaries, net of tax	2	—	2	—	—
Net (loss) income	$ (312)	(5.5)%	$ 497	8.7%	NM

Volume

Volume (BCS) declined 2%. CSDs declined 1% and NCBs declined 7%. The absence of glaceau brand ("glaceau") sales following the termination of the distribution agreement in 2007 negatively impacted total volumes and NCB volumes by 1 percentage point and 7 percentage points, respectively. In CSDs, Dr Pepper declined 1% primarily due to continued declines in the "Soda Fountain Classics" line. Our "Core 4" brands, which include 7UP, Sunkist, A&W and Canada Dry, declined 2%, primarily related to a 7% decline in 7UP as the brand cycled the final stages of launch support for 7UP with 100% Natural Flavors and the re-launch of Diet 7UP, partially offset by a 3% increase in Canada Dry due to the launch of Canada Dry Green Tea Ginger Ale. In NCBs, 9% growth in Hawaiian Punch, 6% growth in Clamato and 2% growth in Mott's were more than offset by declines of 17% in Aguafiel, 7% in Snapple and the loss of glaceau distribution rights. Aguafiel declined 17% reflecting price increases and a more competitive environment. Our Snapple volumes were down 7% as the brand overlapped 5% growth in the prior year driven by aggressive promotional activity that we chose not to repeat in 2008, as well as the impact of a weakened retail environment on our premium products. In North America volume declined 2% and in Mexico and the Caribbean volume declined 4%.

Net Sales

Net sales increased $15 million for 2008 compared with 2007, primarily due to price increases and an increase in concentrate sales as bottlers purchased more concentrate in advance of planned concentrate price increases. Concentrate price increases will be effective in January 2009 compared with concentrate price increases which were made in February 2008. These increases were partially offset by a decline in sales volumes and an increase in discounts paid to customers. The termination of the glaceau distribution agreement on November 2, 2007, and the Hansen distribution agreement in the United States on November 10, 2008, reduced 2008 net sales by $227 million and $23 million, respectively. Net sales resulting from the acquisition of SeaBev in July 2007 added an incremental $61 million to 2008 consolidated net sales.

Gross Profit

Gross profit remained flat for 2008 compared with the prior year. Increased pricing largely offset the decrease in sales volumes, increased customer discounts and increased commodity costs across our segments. Gross profit for the year ended December 31, 2008, includes LIFO expense of $20 million, compared to $6 million in 2007. LIFO is an inventory costing method that assumes the most recent goods manufactured are sold first, which in periods of rising prices results in an expense that eliminates inflationary profits from net income. Gross margin was 55% for the years ended December 31, 2008 and 2007.

(Loss) Income from Operations

The $1,172 million decrease in income from operations for 2008 compared with 2007 was primarily driven by impairment charges of $1,039 million in 2008, a one time gain we recognized in 2007 of $71 million in connection with the termination of the glaceau distribution agreement and higher selling, general and administrative ("SG&A") expenses in 2008, partially offset by lower restructuring costs.

Our annual impairment analysis, performed as of December 31, 2008, resulted in non-cash impairment charges of $1,039 million for 2008. The pre-tax charges consisted of $278 million related to the Snapple brand, $581 related to the Bottling Group's distribution rights and $180 million related to the Bottling Group's goodwill. Deteriorating economic and market conditions in the fourth quarter triggered higher discount rates as well as lower volume and growth projections which drove these impairments. Indicative of the economic and market conditions, our average stock price declined 19% in the fourth quarter as compared to the average stock price from May 7, 2008, the date of our separation from Cadbury, through September 30, 2008. The impairment of the distribution rights was attributed to insufficient net economic returns above working capital, fixed assets and assembled workforce.

SG&A expenses increased for 2008 primarily due to separation related costs, higher transportation costs and increased payroll and payroll related costs. In connection with our separation from Cadbury, we incurred transaction costs and other one time costs of $33 million for 2008. We incurred higher transportation costs principally due to an increase of $22 million related to higher fuel prices. These increases were partially offset by benefits from restructuring initiatives announced in 2007, lower marketing costs and $12 million in lower stock-based compensation expense.

Restructuring costs of $57 million and $76 million for 2008 and 2007, respectively, were primarily due to a plan announced in October 2007 intended to create a more efficient organization that resulted in the reduction of employees in the Company's corporate, sales and supply chain functions and the continued integration of our Bottling Group into existing businesses. Restructuring costs for 2007 were higher due to higher costs associated with the organizational restructuring as well as additional costs recognized for the integration of technology facilities and the closure of a facility.

The loss of the glaceau distribution agreement reduced 2008 income from operations by $40 million, excluding the one time gain from the payment we received on termination.

Interest Expense, Interest Income and Other Income

Interest expense increased $4 million reflecting our capital structure as a stand-alone company, principally relating to our term loan A and unsecured notes. Interest expense for 2008 contained $26 million related to our bridge loan facility, including $21 million of financing fees expensed when the bridge loan facility was terminated. In 2008, we incurred $160 million less interest expense related to debt owed to Cadbury and $19 million related to third party debt settlement.

The $32 million decrease in interest income was primarily due to the loss of interest income earned on note receivable balances with subsidiaries of Cadbury, partially offset as we earned interest income on the funds from the bridge loan facility and other cash balances.

Other income of $18 million in 2008 primarily related to indemnity income associated with the Tax Indemnity Agreement with Cadbury.

Provision for Income Taxes

The effective tax rates for 2008 and 2007 were 16.3% and 39.4%, respectively. The 2008 tax rate reflects that the tax benefit provided on the 2008 impairment charge is at an effective rate lower than our statutory rate primarily due to limits on the tax benefit provided against goodwill. The 2008 tax benefit also reflects expense of $19 million related to items Cadbury is obligated to indemnify us for under the Tax Indemnity Agreement as well as additional tax expense of $16 million driven by separation transactions.

Results of Operations by Segment

The following tables set forth net sales and UOP for our segments for 2008 and 2007, as well as the adjustments necessary to reconcile our total segment results to our consolidated results presented in accordance with U.S. GAAP and the elimination of intersegment transactions (dollars in millions).

	For the Year Ended December 31,	
	2008	2007
Net sales		
Beverage Concentrates	$1,354	$1,342
Finished Goods	1,624	1,562
Bottling Group	3,102	3,143
Mexico and the Caribbean	427	418
Intersegment eliminations and impact of foreign currency(1)	(797)	(770)
Net sales as reported	$5,710	$5,695

(1) Intersegment sales are eliminated in the Consolidated Statement of Operations. Total segment net sales include Beverage Concentrates and Finished Goods sales to the Bottling Group segment and Bottling Group segment sales to Beverage Concentrates and Finished Goods as detailed below. The impact of foreign currency totaled $(2) million and $9 million for 2008 and 2007, respectively.

	For the Year Ended December 31,	
	2008	2007
Beverage Concentrates	$(388)	$(386)
Finished Goods	(293)	(289)
Bottling Group	(114)	(104)
Total intersegment sales	$(795)	$(779)

	For the Year Ended December 31,	
	2008	2007
UOP		
Beverage Concentrates	$ 778	$ 731
Finished Goods(1)	245	221
Bottling Group(1)	(36)	76
Mexico and the Caribbean	86	100
LIFO inventory adjustment	(20)	(6)
Intersegment eliminations and impact of foreign currency	(2)	2
Adjustments(2)	(1,219)	(120)
(Loss) income from operations	(168)	1,004
Interest expense, net	(225)	(189)
Other income (expense)	18	2
(Loss) income before provision for income taxes and equity in earnings of unconsolidated subsidiaries as reported	$ (375)	$ 817

(1) UOP for the year ended December 31, 2007, for the Bottling Group and Finished Goods segment has been recast to reallocate $54 million of intersegment profit to conform to the change in 2008 management reporting of segment UOP.

(2) Adjustments consist of the following:

	For the Year Ended December 31,	
	2008	2007
Restructuring costs	$ (57)	$ (76)
Transaction costs and other one time separation costs(1)	(33)	—
Unallocated general and administrative expenses	(39)	(36)
Stock-based compensation expense	(9)	(21)
Amortization expense related to intangible assets	(28)	(30)
Impairment of goodwill and intangible assets	(1,039)	(6)
Incremental pension costs	(3)	(11)
Other operating (expense) income(2)	(4)	58
Other	(7)	2
Total	$(1,219)	$(120)

(1) In connection with our separation from Cadbury, we incurred transaction costs and other one time separation costs of $33 million for the year ended December 31, 2008.

(2) In 2007, $58 million of the $71 million gain on termination of the glaceau distribution agreement is included as an adjustment. The balance of the gain ($13 million) is reflected in the Bottling Group UOP.

Beverage Concentrates

The following table details our Beverage Concentrates segment's net sales and UOP for 2008 and 2007 (dollars in millions):

	For the Year Ended December 31,		Amount Change	Percentage Change
	2008	2007		
Net sales	$1,354	$1,342	$12	0.9%
UOP	778	731	47	6.4%

Net sales for 2008 increased $12 million compared with 2007 primarily due to price increases and a favorable timing change of concentrate sales as bottlers purchased more concentrate in advance of planned concentrate price increases. Concentrate price increases will be effective in January 2009 compared with price increases which were effective in February 2008. These increases were partially offset by a decline in volumes and an increase in fountain food service channel discounts. Volumes declined 1%, primarily resulting from lower intersegment sales partially offset by a 1% increase in fountain food service sales volumes and additional volumes gains due to the change in timing of concentrate prices.

UOP increased $47 million for 2008 as compared with 2007 driven by lower personnel costs, primarily due to savings generated from restructuring initiatives, lower marketing costs and the increase in net sales.

Volume (BCS) declined 2% in 2008. Dr Pepper declined 1% driven primarily by continued declines in the "Soda Fountain Classics" line. The "Core 4" brands, which include 7UP, Sunkist, A&W and Canada Dry, decreased 2%, driven primarily by 7UP as the brand cycled the final stages of launch support for 7UP with 100% Natural Flavors and the re-launch of Diet 7UP, partially offset by a 3% increase in Canada Dry resulting from the launch of Canada Dry Green Tea.

Finished Goods

The following table details our Finished Goods segment's net sales and UOP for 2008 and 2007 (dollars in millions):

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007	Amount Change	Percentage Change
Net sales	$1,624	$1,562	$62	4.0%
UOP	245	221	24	10.9%

Net sales increased $62 million for 2008 compared with 2007 due to a 2% increase in sales volumes and price increases. The increase in sales volumes was led by Hawaiian Punch with growth of 18%, recently launched products, including Venom Energy and A&W and Sunkist Ready-to-Drink Floats, as well as growth of 2% and 1% in Clamato and Mott's, respectively. Snapple sales volumes decreased by 10% as we chose not to repeat aggressive promotional activity used in 2007 and from the impact of a weakened retail environment on our premium products. The increase in prices was primarily driven by our Mott's brand.

UOP increased $24 million for 2008 compared with 2007 primarily due to the growth in net sales combined with lower marketing costs as we cycled the introduction of Accelerade and savings generated from restructuring initiatives. These increases were partially offset by higher commodity costs and higher distribution costs.

Bottling Group

The following table details our Bottling Group segment's net sales and UOP for 2008 and 2007 (dollars in millions):

	For the Year Ended December 31, 2008	For the Year Ended December 31, 2007	Amount Change	Percentage Change
Net sales	$3,102	$3,143	$ (41)	(1.3)%
UOP	(36)	76	(112)	NM

Net sales decreased $41 million in 2008 compared with 2007 reflecting price increases offset by a 1% volume decline. The sales volume decline was driven by the termination of the glaceau distribution agreement on November 2, 2007, and the Hansen distribution agreement on November 10, 2008. The termination of the glaceau and Hansen agreements reduced 2008 net sales by $227 million and $23 million, respectively. A decline in external sales was partially offset by an increase of 10% in intersegment sales as we increased Bottling Group's manufacturing of Company owned brands. SeaBev, which was acquired in July 2007, added an incremental $82 million to our net sales in 2008.

UOP decreased by $112 million primarily due to declines in net sales combined with higher commodity and component costs, higher distribution costs and increased wage and benefit costs. The termination of the glaceau agreement reduced UOP by $40 million, excluding a one time gain of $13 million from the payment we received on termination. The termination of the Hansen agreement reduced UOP by $3 million.

During 2008, our Bottling Group generated approximately $197 million and $38 million in net sales and operating profits, respectively, from sales of Hansen brands to third parties in the United States.

Mexico and the Caribbean

The following table details our Mexico and the Caribbean segment's net sales and UOP for 2008 and 2007 (dollars in millions):

	For the Year Ended December 31,		Amount Change	Percentage Change
	2008	2007		
Net sales	$427	$418	$ 9	2.2%
UOP	86	100	(14)	(14.0)%

Net sales increased $9 million in 2008 compared with 2007 primarily due to price increases and a favorable channel and product mix, partially offset by a decline in volumes. Sales volumes decreased 4%, principally driven by the performance of Aguafiel and Peñafiel due to aggressive price competition.

UOP decreased $14 million in 2008 due to an increase in raw material costs combined with higher distribution and wage costs and volume declines, partially offset by the increase in net sales and lower marketing costs. Raw material costs were negatively affected both by higher costs of packaging materials and the Mexican Peso devaluation in the fourth quarter of 2008. An increase in distribution costs and wages resulted from additional distribution routes added during the year.

In a letter dated December 11, 2008, we received formal notification from Hansen Natural Corporation terminating our agreements to distribute Monster Energy in Mexico effective January 26, 2009. During 2008, our Mexico and the Caribbean segment generated approximately $19 million and $6 million in net sales and operating profits, respectively, from sales of Hansen Natural brands to third parties in Mexico.

Accounting for the Separation from Cadbury

Upon separation, effective May 7, 2008, we became an independent company, which established a new consolidated reporting structure. For the periods prior to May 7, 2008, our consolidated financial information has been prepared on a "carve-out" basis from Cadbury's consolidated financial statements using the historical results of operations, assets and liabilities, attributable to Cadbury's Americas Beverages business and including allocations of expenses from Cadbury. The results may not be indicative of our future performance and may not reflect our financial performance had we been an independent publicly-traded company during those prior periods.

Settlement of Related Party Balances

Upon our separation from Cadbury, we settled debt and other balances with Cadbury, eliminated Cadbury's net investment in us and purchased certain assets from Cadbury related to our business. As of December 31, 2008, we had receivable and payable balances with Cadbury pursuant to the Separation and Distribution Agreement, Transition Services Agreement, Tax Indemnity Agreement, and Employee Matters Agreement. The following debt and other balances were settled with Cadbury upon separation (in millions):

Related party receivable	$ 11
Notes receivable from related parties	1,375
Related party payable	(70)
Current portion of the long-term debt payable to related parties	(140)
Long-term debt payable to related parties	(2,909)
Net cash settlement of related party balances	$(1,733)

Items Impacting the Statement of Operations

The following transactions related to our separation from Cadbury were included in the statement of operations for the year ended December 31, 2008 (in millions):

Transaction costs and other one time separation costs(1)	$33
Costs associated with the bridge loan facility(2)	24
Incremental tax expense related to separation, excluding indemnified taxes	11
Impact of Cadbury tax election(3)	5

(1) We incurred transaction costs and other one time separation costs of $33 million for the year ended December 31, 2008. These costs are included in selling, general and administrative expenses in the statement of operations.

(2) We incurred $24 million of costs for the year ended December 31, 2008, associated with the $1.7 billion bridge loan facility which was entered into to reduce financing risks and facilitate Cadbury's separation of us. Financing fees of $21 million, which were expensed when the bridge loan facility was terminated on April 30, 2008, and $5 million of interest expense were included as a component of interest expense, partially offset by $2 million in interest income while the bridge loan was in escrow.

(3) We incurred a charge to net income of $5 million ($9 million tax charge offset by $4 million of indemnity income) caused by a tax election made by Cadbury in December 2008.

Items Impacting Income Taxes

The consolidated financial statements present the taxes of our stand alone business and contain certain taxes transferred to us at separation in accordance with the Tax Indemnity Agreement agreed between us and Cadbury. This agreement provides for the transfer to us of taxes related to an entity that was part of Cadbury's confectionery business and therefore not part of our historical consolidated financial statements. The consolidated financial statements also reflect that the Tax Indemnity Agreement requires Cadbury to indemnify us for these taxes. These taxes and the associated indemnity may change over time as estimates of the amounts change. Changes in estimates will be reflected when facts change and those changes in estimate will be reflected in our statement of operations at the time of the estimate change. In addition, pursuant to the terms of the Tax Indemnity Agreement, if we breach certain covenants or other obligations or we are involved in certain change-in-control transactions, Cadbury may not be required to indemnify us for any of these unrecognized tax benefits that are subsequently realized.

Refer to Note 13 of the Notes to our Audited Consolidated Financial Statements for further information regarding the tax impact of the separation.

Items Impacting Equity

In connection with our separation from Cadbury, the following transactions were recorded as a component of Cadbury's net investment in us (in millions):

	Contributions	Distributions
Legal restructuring to purchase Canada operations from Cadbury	$ —	$ (894)
Legal restructuring relating to Cadbury confectionery operations, including debt repayment	—	(809)
Legal restructuring relating to Mexico operations	—	(520)
Contributions from parent	318	—
Tax reserve provided under FIN 48 as part of separation, net of indemnity	—	(19)
Other	(59)	—
Total	$259	$(2,242)

Prior to May 7, 2008, our total invested equity represented Cadbury's interest in our recorded assets. In connection with the distribution of our stock to Cadbury plc shareholders on May 7, 2008, Cadbury's total invested equity was reclassified to reflect the post-separation capital structure of $3 million par value of outstanding common stock and contributed capital of $3,133 million.

Results of Operations for 2007 Compared to 2006

Combined Operations

The following table sets forth our combined results of operation for 2007 and 2006 (in millions):

	For the Year Ended December 31,				
	2007		2006		
	Dollars	Percent	Dollars	Percent	Percentage Change
Net sales	$5,695	100.0%	$4,700	100.0%	21.2%
Cost of sales	2,564	45.0	1,959	41.7	30.9
Gross profit	3,131	55.0	2,741	58.3	14.2
Selling, general and administrative expenses	2,018	35.5	1,659	35.3	21.6
Depreciation and amortization	98	1.7	69	1.5	42.0
Restructuring costs	76	1.3	27	0.6	NM
Impairment of intangible assets	6	0.1	—	—	NM
Other operating income	(71)	(1.2)	(32)	(0.7)	NM
Income from operations	1,004	17.6	1,018	21.6	(1.4)
Interest expense	253	4.4	257	5.5	(1.6)
Interest income	(64)	(1.1)	(46)	(1.0)	39.1
Other expense/(income)	(2)	—	2	—	NM
Income before provision for income taxes and equity in earnings of unconsolidated subsidiaries	817	14.3	805	17.1	1.5
Provision for income taxes	322	5.6	298	6.3	8.1
Income before equity in earnings of unconsolidated subsidiaries	495	8.7	507	10.8	(2.4)
Equity in earnings of unconsolidated subsidiaries, net of tax	2	—	3	0.1	(33.3)
Net income	$ 497	8.7%	$ 510	10.9%	(2.5)%

Volume

Volume (BCS) increased 1%. An 8% increase in NCBs was partially offset by a 1% decline in CSDs. In CSDs, Dr Pepper declined 2%, driven by declines in the "Soda Fountain Classics" line extensions which were introduced nationally in 2005. Our "Core 4" brands, which include 7UP, Sunkist, A&W and Canada Dry, increased 1%, consistent with the consumer shift from colas to flavored CSDs. Sales of glaceau products had a 5% favorable impact on NCB growth. Additionally, in NCBs growth of 4%, 10%, 32% and 3% in Snapple, Mott's, Aguafiel and Clamato, respectively, was partially offset by a 13% decrease in Hawaiian Punch. Our Snapple volumes increase was driven by aggressive promotional activity and pricing activity in 2007. Volumes increased 1% in both North America and in Mexico and the Caribbean.

Net Sales

Net sales increased $995 million for 2007 compared with 2006 driven by increases in our Bottling Group segment, which contributed an additional $931 million mainly due to the inclusion of our bottling acquisitions. Higher pricing and improved sales mix in all remaining segments increased net sales by 3% despite lower volumes.

The disposal of the Grandma's Molasses brand in January 2006 and the Slush Puppie business in May 2006 reduced net sales by less than 1%.

Gross Profit

The $390 million increase in gross profit was primarily due to increases in our Bottling Group segment, which contributed an additional $359 million mainly due to the inclusion of our bottling acquisitions. The remaining increase was primarily due to net sales growth across our remaining segments partially offset by increases in commodity costs, including sweeteners and apple juice concentrate, as well as inventory write-offs related to Accelerade.

The decrease in gross margin from 58% in 2006 to 55% in 2007 was due primarily to the inclusion of our bottling acquisitions for the full year 2007 as compared to partial periods in 2006 as bottling operations generally have lower margins than our other businesses.

Income from Operations

Income from operations decreased $14 million for 2007 as compared to 2006 primarily driven by an increase in SG&A expenses, higher restructuring charges, an increase in depreciation and amortization and a $6 million impairment charge partially offset by the increase in gross profit and gains recorded as the result of the termination of the glaceau distribution agreement.

SG&A expense increased primarily due to the inclusion of our bottling acquisitions, wage and benefit inflation, higher transportation costs as well as higher operating expense allocations from Cadbury, partially offset by a reduction in annual management incentive plan accruals. Marketing expenses was up slightly in 2007 to support new product launches, including Accelerade, Mott's line extensions, and Peñafiel in the United States. Higher depreciation on property, plant and equipment and an increase in amortization of definite-lived intangibles was also related to our bottling acquisitions. In 2007, we recorded impairment charges of $6 million, of which $4 million was related to the Accelerade brand.

Restructuring costs for 2007 were primarily due to a plan announced in October 2007 intended to create a more efficient organization that resulted in the reduction of employees in the Company's corporate, sales and supply chain functions and the continued integration of our Bottling Group into existing businesses. The restructuring costs in 2006 were primarily related to the integration of our Bottling Group into existing businesses as well as various other cost reduction and efficiency initiatives to align management information systems, consolidate back office operations from acquired businesses, eliminate duplicate functions and relocate employees.

Income from operations in 2007 included an incremental $39 million of one-time gains as we recognized a $71 million gain upon the termination of the glaceau distribution agreement in 2007 as compared to a $32 million gain on disposals of the Grandma's Molasses brand and the Slush Puppie business in 2006.

Interest Expense and Interest Income

Interest expense decreased $4 million in 2007 primarily due to a reduction in interest paid on a lawsuit settled in June 2007 and the settlement of third party debt, partially offset by an increase in interest paid to Cadbury.

The $18 million increase in interest income was primarily due to higher note receivable balances with subsidiaries of Cadbury.

Provision for Income Taxes

The effective tax rates for 2007 and 2006 were 39.4% and 37.0%, respectively. The increase in the effective rate for 2007 was primarily due to a lower benefit from foreign operations.

Results of Operations by Segment for 2007 Compared to 2006

The following tables set forth net sales and UOP for our segments for 2007 and 2006, as well as the adjustments necessary to reconcile our total segment results to our combined results presented in accordance with U.S. GAAP and the elimination of intersegment transactions (dollars in millions).

	For the Year Ended December 31,	
	2007	2006
Net sales		
Beverage Concentrates	$1,342	$1,330
Finished Goods	1,562	1,516
Bottling Group	3,143	2,001
Mexico and the Caribbean	418	408
Intersegment eliminations and impact of foreign currency(1)	(770)	(555)
Net sales as reported	$5,695	$4,700

(1) Intersegment sales are eliminated in our audited consolidated statements of operations. Total segment net sales include Beverage Concentrates and Finished Goods sales to the Bottling Group segment and Bottling Group sales to the Beverage Concentrates and Finished Goods segments as detailed below. The increase in these eliminations was due principally to the inclusion of our 2006 bottling acquisitions for the full year 2007 as compared to the inclusion of our 2006 bottling acquisitions for partial periods in 2006. The impact of foreign currency totaled $9 million and $(2) million for 2007 and 2006, respectively.

	For the Year Ended December 31,	
	2007	2006
Beverage Concentrates	$(386)	$(255)
Finished Goods	(289)	(235)
Bottling Group	(104)	(63)
Total intersegment sales	$(779)	$(553)

	For the Year Ended December 31,	
	2007	2006
UOP		
Beverage Concentrates	$ 731	$ 710
Finished Goods(1)	221	228
Bottling Group(1)	76	74
Mexico and the Caribbean	100	102
LIFO inventory adjustment	(6)	(3)
Intersegment eliminations and impact of foreign currency	2	(12)
Adjustments(2)	(120)	(81)
Income from operations	1,004	1,018
Interest expense, net	$ (189)	$ (211)
Other income (expense)	2	(2)
Income before provision for income taxes and equity in earnings of unconsolidated subsidiaries as reported	$ 817	$ 805

(1) UOP for the Bottling Group and Finished Goods segments have been recast to reallocate intersegment profit allocations to conform to the change in 2008 management reporting of segment UOP. The allocations totaled $54 million and $56 million for 2007 and 2006, respectively.

(2) Adjustments consist of the following:

	For the Year Ended December 31,	
	2007	2006
Restructuring costs	(76)	(27)
Unallocated general and administrative expenses(1)	(36)	(10)
Stock-based compensation expense	(21)	(17)
Amortization expense related to intangible assets	(30)	(19)
Incremental pension costs	(11)	(15)
Impairment of intangible assets	(6)	—
Other operating income (expense)(2)	58	32
Other	2	(25)
Total	$(120)	$(81)

(1) Consists of equity in earnings of unconsolidated subsidiaries and unallocated general and administrative expenses. The increase in 2007 compared with 2006 was primarily due to a decrease in our equity in earnings of unconsolidated subsidiaries as a result of our purchase of the remaining 55% of DPSUBG in May 2006 and an increase in general and administrative expenses related to our IT operations.

(2) In 2007, $58 million of the $71 million gain on termination of the glaceau distribution agreement is included as an adjustment. The balance of the gain ($13 million) is reflected in the Bottling Group UOP.

Beverage Concentrates

The following table details our Beverage Concentrates segment's net sales and UOP for 2007 and 2006 (dollars in millions):

	For the Year Ended December 31,		Amount Change	Percentage Change
	2007	2006		
Net sales	$1,342	$1,330	$12	0.9%
UOP	731	710	21	3.0%

Net sales increased $12 million primarily due to price increases which more than offset the impact of a 1% volume decline. The volume decline was due primarily to a 3% decline in Dr Pepper partially offset by single digit percentage increases in Sunkist, Schweppes and A&W. The Dr Pepper decline was primarily a result of the launch of "Soda Fountain Classics" line. Line extensions are usually offered for a limited time period and their volumes typically decline in the years subsequent to the year of launch, as was the case with the "Soda Fountain Classics" line in 2007. For 2006, net sales included $8 million for the Slush Puppie business which was disposed of in May 2006.

UOP increased $21 million primarily due to higher net sales and lower marketing expenses, particularly advertising costs, partially offset by increased sweetener and flavor costs and increased selling, general and administrative expenses. The lower marketing expenses were primarily a result of a reduction in costs to support new product initiatives, including $25 million for the launch of Accelerade. Selling, general and administrative expenses were higher due primarily to increased corporate costs following our bottler acquisitions, a sales reorganization, and general inflationary increases, which were partially offset by lower management annual incentive plan accruals.

Volume (BCS) declined 2% in 2007 due primarily to a 3% decline in Dr Pepper, and a single and double digit percentage decline in 7UP and Diet Rite, respectively. The Dr Pepper decline results from comparisons to strong volumes in 2006 driven by the "Soda Fountain Classics" line which was introduced nationally in 2005. The 7UP decline primarily reflects the discontinuance of 7UP Plus, as well as the comparison to strong volumes in 2006 driven by the third quarter launch of 7UP "with natural flavors" and heavy promotional support for 7UP and other brands. The Diet Rite decline was due to the shift of marketing investment from Diet Rite to other diet brands, such as Diet Sunkist, Diet A&W and Diet Canada Dry. These declines were partially offset by single digit percentage increases in Sunkist and Canada Dry, which are consistent with the consumer shift from colas to flavored CSDs.

Finished Goods

The following table details our Finished Goods segment's net sales and UOP for 2007 and 2006 (dollars in millions):

	For the Year Ended December 31,		Amount	Percentage
	2007	2006	Change	Change
Net sales	$1,562	$1,516	$46	3.0%
UOP	221	228	(7)	(3.1)%

Net sales increased $46 million for 2007 compared with 2006 primarily due to price increases and a favorable shift towards higher priced products such as Snapple and Mott's. These increases were partially offset by a 2% decrease in sales volumes and higher product placement costs associated with new product launches. The decrease in volumes primarily resulted from a decrease in Hawaiian Punch volumes due to a price increase in April 2007 which more than offset growth from Snapple and Mott's. Snapple volumes increased primarily due to the launch of Antioxidant Waters and the continued growth from super premium teas. Mott's volumes increased due primarily to the new product launches of Mott's for Tots juice and Mott's Scooby Doo apple sauce and increased consumer demand for apple juice.

UOP decreased $7 million in 2007 due primarily to a $55 million operating loss from Accelerade, partially offset by the strong performance of Mott's and Snapple products. The $55 million operating loss attributable to Accelerade was primarily due to new product launch expenses, such as significant product placement and marketing investments. In 2007, we had no net sales for Accelerade as gross sales were more than offset by product placement fees. UOP was also negatively impacted by higher packaging and commodity costs, as well as the launches of Mott's line extensions and Peñafiel in the United States. These decreases in UOP were partially offset by the elimination of co-packing fees previously charged by the Bottling Group segment and lower SG&A expenses in connection with a sales reorganization.

Bottling Group

The following table details our Bottling Group segment's net sales and UOP for 2007 and 2006 (dollars in millions):

	For the Year Ended December 31,		Amount	Percentage
	2007	2006	Change	Change
Net sales	$3,143	$2,001	$1,142	57.1%
UOP	76	74	2	2.7%

The results of operations for 2006 only include eight months of results from DPSUBG, which was acquired in May 2006, approximately seven months of results from All American Bottling Corp., which was acquired in June 2006, and approximately five months of results from Seven Up Bottling Company of San Francisco, which was acquired in August 2006. 2007 includes a full year of results of operations for these businesses and approximately six months of results from SeaBev, which was acquired in July 2007.

Net sales increased $1,142 million for 2007 compared with 2006 primarily due to the bottling acquisitions described above, price increases and a favorable sales mix of higher priced NCBs.

UOP increased $2 million in 2007 compared with 2006. In 2007, UOP included $13 million of the $71 million gain from the termination of the glaceau distribution agreement. The associated profit from the increased net sales were more than offset by an increase in post-acquisition employee benefit costs, wage inflation costs, higher sweetener costs, the elimination of co-packing fees in 2007 which were previously earned on manufacturing for the Finished Goods segment, and an increase in investments in new markets.

Mexico and the Caribbean

The following table details our Mexico and Caribbean segment's net sales and UOP for 2007 and 2006 (dollars in millions):

	For the Year Ended December 31,		Amount Change	Percentage Change
	2007	2006		
Net sales	$418	$408	$10	2.5%
UOP	100	102	(2)	(2.0)%

Net sales increased $10 million for 2007 compared with 2006 due to volume growth of 2% and increased pricing despite challenging market conditions and adverse weather. The volume growth was due to double digit percentage increases in Aguafiel and Clamato. Foreign currency translation negatively impacted net sales by $6 million.

UOP decreased $2 million in 2007 despite the increase in net sales primarily due to an increase in raw material costs, particularly sweeteners, and higher distribution costs.

Liquidity and Capital Resources

Trends and Uncertainties Affecting Liquidity

Recent global financial events have resulted in the consolidation, failure or near failure of a number of institutions in the banking, insurance and investment banking industries and have substantially reduced the ability of companies to obtain financing. We have assessed the implications of the recent financial events on our current business and determined that these market disruptions have not had a significant impact on our financial position, results of operations or liquidity as of December 31, 2008. However, there can be no assurance that these events will not have an impact on our future financial position, results of operations or liquidity as these events could have a number of different effects on our business, including:

- a reduction in consumer spending, which could result in a reduction in our sales volume and, consequently, could reduce our ability to fund our operating requirements with cash provided by operations; or
- a negative impact on the ability of our customers to timely pay their obligations to us, thus reducing our operating cash flow.

We believe that the following recent transactions and trends and uncertainties may impact liquidity:

- changes in economic factors could impact consumers' purchasing power;
- we incurred significant third party debt in connection with the separation;
- we will continue to make capital expenditures to build new manufacturing capacity, upgrade our existing plants and distribution fleet of trucks, replace and expand our cold drink equipment, make investments in IT systems, and from time-to-time invest in restructuring programs in order to improve operating efficiencies and lower costs;
- we assumed significant pension obligations in connection with the separation. We have assessed the impact of recent financial events on our pension asset returns and anticipate there will be no impact on our ability to meet our 2009 contribution requirements; and
- we may make further acquisitions.

Financing Arrangements

On March 10, 2008, we entered into arrangements with a group of lenders to provide us with an aggregate of $4.4 billion of financing consisting of a term loan A facility, a revolving credit facility and a bridge loan facility.

On April 11, 2008, these arrangements were amended and restated. The amended and restated arrangements consist of a $2.7 billion senior unsecured credit agreement that provides a $2.2 billion term loan A facility and a $500 million revolving credit facility (collectively, the "senior unsecured credit facility") and a 364-day bridge credit agreement that provided a $1.7 billion bridge loan facility.

Bridge Loan Facility

On April 11, 2008, we borrowed $1.7 billion under the bridge loan facility to reduce financing risks and facilitate Cadbury's separation of us. All of the proceeds from the borrowings were placed into interest-bearing collateral accounts. On April 30, 2008, borrowings under the bridge loan facility were released from the collateral account containing such funds and returned to the lenders and the 364-day bridge loan facility was terminated. Upon the termination of the bridge loan facility, we expensed $21 million of financing fees associated with the facility. Additionally, we incurred $5 million of interest expense on the bridge loan facility and earned $2 million of interest income on the bridge loan while in escrow.

Senior Unsecured Credit Facility

We borrowed $2.2 billion under the term loan A facility. We made mandatory repayments toward the principal of $165 million and optional prepayments toward the principal of $230 million for the year ended December 31, 2008.

We are required to pay annual amortization in equal quarterly installments on the aggregate principal amount of the term loan A equal to: (i) 10% , or $220 million, per year for installments due in the first and second years following the initial date of funding, (ii) 15%, or $330 million, per year for installments due in the third and fourth years following the initial date of funding, and (iii) 50%, or $1.1 billion, for installments due in the fifth year following the initial date of funding. Because of prepayments made during 2008, we have no required principal payments due in 2009.

The revolving credit facility has an aggregate principal amount of $500 million with a maturity in 2013. The revolving credit facility was undrawn as of December 31, 2008, except to the extent utilized by letters of credit. Up to $75 million of the revolving credit facility is available for the issuance of letters of credit, of which $38 million was utilized as of December 31, 2008. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity. We may use borrowings under the revolving credit facility for working capital and general corporate purposes.

The senior unsecured credit facility requires us to comply with a maximum total leverage ratio covenant and a minimum interest coverage ratio covenant, as defined in the credit agreement. The senior unsecured credit facility also contains certain usual and customary representations and warranties, affirmative covenants and events of default. As of December 31, 2008, we were in compliance with all covenant requirements. Based on our current and anticipated level of operations, we expect to be in compliance with all covenant requirements in the near and long term.

Senior Unsecured Notes

We completed the issuance of $1.7 billion aggregate principal amount of senior unsecured notes consisting of $250 million aggregate principal amount of 6.12% senior notes due 2013, $1.2 billion aggregate principal amount of 6.82% senior notes due 2018, and $250 million aggregate principal amount of 7.45% senior notes due 2038. The weighted average interest cost of the senior unsecured notes is 6.8%. Interest on the senior unsecured notes is payable semi-annually on May 1 and November 1 and is subject to adjustment as defined.

The indenture governing the notes, among other things, limits our ability to incur indebtedness secured by principal properties, to incur certain sale and lease back transactions and to enter into certain mergers or transfers of substantially all of our assets. The notes are guaranteed by substantially all of our existing and future direct and indirect domestic subsidiaries.

Use of Proceeds

We used the funds from the term loan A facility and the net proceeds of the senior unsecured notes to settle with Cadbury related party debt and other balances, eliminate Cadbury's net investment in us, purchase certain assets from Cadbury related to our business and pay fees and expenses related to our credit facilities.

Debt Ratings

As of December 31, 2008, our debt ratings were Baa3 with a stable outlook from Moody's Investor Service and BBB- with a negative outlook from Standard & Poor's. These debt ratings impact the interest we pay on our financing arrangement. A downgrade of one or both of our debt ratings could increase our interest expense and decrease the cash available to fund anticipated obligations.

Cash Management

Prior to separation, our cash was available for use and was regularly swept by Cadbury operations in the United States at its discretion. Cadbury also funded our operating and investing activities as needed. We earned interest income on certain related party balances. Our interest income has been reduced due to the settlement of the related party balances upon separation and, accordingly, we expect interest income for 2009 to be minimal.

Post separation, we fund our liquidity needs from cash flow from operations and amounts available under financing arrangements.

Capital Expenditures

Capital expenditures were $304 million, $230 million and $158 million for 2008, 2007 and 2006, respectively. Capital expenditures for all periods primarily consisted of expansion of our capabilities in existing facilities, cold drink equipment and IT investments for new systems. The increase in expenditures for 2008 compared with 2007 was primarily related to early stage costs of a new manufacturing and distribution center in Victorville, California. The increase in 2007 compared with 2006 was primarily due to investments and improvements in newly acquired bottling operations. We continue to expect to incur discretionary annual capital expenditures in an amount equal to approximately 5% of our net sales which we expect to fund through cash provided by operating activities.

Restructuring

We have implemented restructuring programs from time to time and have incurred costs that are designed to improve operating effectiveness and lower costs. These programs have included closure of manufacturing plants, reductions in force, integration of back office operations and outsourcing of certain transactional activities. We recorded $57 million, $76 million and $27 of restructuring costs for 2008, 2007 and 2006, respectively, and we do not expect to incur significant restructuring charges over the next 12 months. Refer to Note 14 of the Notes to our Audited Consolidated Financial Statements for further information.

Acquisitions

We may make further acquisitions. For example, we may make further acquisitions of regional bottling companies, distributors and distribution rights to further extend our geographic coverage. Any acquisitions may require future capital expenditures and restructuring expenses.

Liquidity

Based on our current and anticipated level of operations, we believe that our proceeds from operating cash flows will be sufficient to meet our anticipated obligations. To the extent that our operating cash flows are not sufficient to meet our liquidity needs, we may utilize amounts available under our revolving credit facility.

The following table summarizes our cash activity for 2008, 2007 and 2006 (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Net cash provided by operating activities	$ 709	$ 603	$ 581
Net cash provided by (used in) investing activities	1,074	(1,087)	(502)
Net cash (used in) provided by financing activities	(1,625)	515	(72)

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased $106 million for the year ended December 31, 2008, compared with the year ended December 31, 2007. The $809 million decrease in net income included a $1,033 million increase in the non-cash impairment of goodwill and intangible assets, an $83 million decrease in the gain on the disposal of assets due to a one-time gain recorded in 2007 upon the termination of the glaceau distribution agreement, an increase of $39 million in depreciation and amortization expense driven by higher capital expenditures and the amortization of capitalized financing costs and the impact of the write-off of $21 million of deferred financing costs related to our bridge loan facility. These amounts were partially offset by a decrease of $296 million in deferred income taxes driven by the impairment of intangible assets. Changes in working capital included a $71 million favorable decrease in inventory primarily due to improved inventory management and lower sales volumes offset by an increase of $43 million in trade accounts receivable and a $43 million decrease in accounts payable and accrued expenses. Trade accounts receivable increased despite reduced collection times due to an increase in sales in December 2008. Accounts payable and accrued expenses decreased primarily due to lower inventory purchases as we focus on inventory management. Cash provided by operations was also impacted by our separation from Cadbury.

Net cash provided by operating activities in 2007 was $603 million compared to $581 million in 2006. The $22 million increase was primarily due to changes in non-cash adjustments and working capital improvements. The increase in working capital was primarily the result of a $99 million increase in accounts payable and accrued expenses and a $74 million decrease in trade accounts receivable. These changes were partially offset by increases in related party receivables of $55 million, other accounts receivable of $84 million and inventories of $27 million.

Net Cash Provided by Investing Activities

The increase of $2,161 million in cash provided by investing activities for the year ended December 31, 2008, compared with the year ended December 31, 2007, was primarily attributable to related party notes receivable due to the separation from Cadbury. For the 2007, cash used in net issuances of related party notes receivable totaled $929 million compared with cash provided by net repayments of related party notes receivable of $1,375 million for 2008. We increased capital expenditures by $74 million in the current year, primarily due to early stage costs of a new manufacturing and distribution center in Victorville, California. Capital asset investments for both years primarily consisted of expansion of our capabilities in existing facilities, replacement of existing cold drink equipment, IT investments for new systems, and upgrades to the vehicle fleet. Additionally, cash used by investing activities for 2007 included $98 million in proceeds from the disposal of assets, primarily attributable to the termination of the glaceau distribution agreement, partially offset by net cash used in the acquisition of SeaBev.

Net cash used in investing activities for the year ended December 31, 2007, was $1,087 million compared to $502 million for the year ended December 31, 2006. The increase of $585 million was primarily attributable to the issuance of notes receivable for $1,846 million, partially offset by $842 million due to the repayment of notes receivable and a decrease of $405 million for acquisitions, principally the acquisition in 2006 of the remaining 55% interest in DPSUBG. Additionally, cash used by investing activities for 2007 included $98 million in proceeds from the disposal of assets, primarily attributable to the termination of the glaceau distribution agreement, partially offset by net cash used in the acquisition of SeaBev.

Net Cash Provided by Financing Activities

The increase of $2,140 million in cash used in financing activities for the year ended December 31, 2008, compared with the year ended December 31, 2007, was driven by the change in Cadbury's investment as part of our separation from Cadbury and payments of third party long-term debt. This increase was partially offset by the issuances of third party long-term debt.

The following table summarizes the issuances and payments of third party and related party debt for 2008 and 2007 (in millions):

	For the Year Ended December 31,	
	2008	2007
Issuances of Third Party Debt:		
Senior unsecured credit facility	$ 2,200	$—
Senior unsecured notes	1,700	—
Bridge loan facility	1,700	—
Total issuances of third party debt	5,600	—
Payments on Third Party Debt:		
Senior unsecured credit facility	(395)	$—
Bridge loan facility	(1,700)	—
Other payments	(5)	—
Total payments on third party debt	(2,100)	$—
Net change in third party debt	$ 3,500	$—

	For the Year Ended December 31,	
	2008	2007
Issuances of related party debt	$ 1,615	$ 2,845
Payments on related party debt	(4,664)	(3,455)
Net change in related party debt	$(3,049)	$ (610)

Net cash provided by financing activities for the year ended December 31, 2007, was $515 million compared to $72 million used in financing activities for the year ended December 31, 2006. The $587 million increase in 2007 was due to higher levels of debt issuances and net investment transactions with Cadbury, partially offset by increases in debt repayment.

Cash and Cash Equivalents

Cash and cash equivalents were $214 million as of December 31, 2008, an increase of $147 million from $67 million as of December 31, 2007. The increase was primarily due to our separation from Cadbury as prior to separation our excess cash was regularly swept by Cadbury.

Our cash balances are used to fund working capital requirements, scheduled debt and interest payments, capital expenditures and income tax obligations. Cash available in our foreign operations may not be immediately available for these purposes. Foreign cash balances constitute approximately 32% of our total cash position as of December 31, 2008.

Contractual Commitments and Obligations

We enter into various contractual obligations that impact, or could impact, our liquidity. The following table summarizes our contractual obligations and contingencies at December 31, 2008 (in millions). Based on our current and anticipated level of operations, we believe that our proceeds from operating cash flows will be sufficient to meet our anticipated obligations. To the extent that our operating cash flows are not sufficient to meet our liquidity needs, we may utilize amounts available under our revolving credit facility. Refer to Notes 11 and 15 of the Notes to our Audited Consolidated Financial Statements for additional information regarding the items described in this table.

		Payments Due in Year					
	Total	2009	2010	2011	2012	2013	After 2013
Senior unsecured credit facility	$1,805	$ —	$292	$330	$ 908	$275	$ —
Senior unsecured notes	1,700	—	—	—	—	250	1,450
Capital leases(1)	19	2	3	3	4	4	3
Interest payments(2)	1,657	203	181	177	159	112	825
Operating leases(3)	280	66	56	41	31	27	59
Purchase obligations(4)	436	236	40	36	33	28	63
Other long-term liabilities(5)	207	16	18	18	18	22	115
Short-term tax reserves	2	2	—	—	—	—	—
Payable to Cadbury(6)	125	24	8	8	8	8	69
Total	$6,231	$549	$598	$613	$1,161	$726	$2,584

(1) Amounts represent capitalized lease obligations, net of interest. Interest in respect of capital leases is included under the caption "Interest payments" on this table.

(2) Amounts represent our estimated interest payments based on: (a) projected interest rates for floating rate debt, (b) the impact of interest rate swaps which convert variable interest rates to fixed rates, (c) specified interest rates for fixed rate debt, (d) capital lease amortization schedules and (e) debt amortization schedules.

(3) Amounts represent minimum rental commitment under non-cancelable operating leases.

(4) Amounts represent payments under agreements to purchase goods or services that are legally binding and that specify all significant terms, including capital obligations and long-term contractual obligations.

(5) Amounts represent estimated pension and postretirement benefit payments for U.S. and non-U.S. defined benefit plans.

(6) Additional amounts payable to Cadbury of approximately $11 million are excluded from the table above. Due to uncertainty regarding the timing of payments associated with these liabilities, we are unable to make a reasonable estimate of the amount and period in which these liabilities might be paid.

In accordance with the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109*, we had $515 million of unrecognized tax benefits as of December 31, 2008, classified as a long-term liability. The table above does not reflect any payments related to tax reserves if it is not possible to make a reasonable estimate of the amount or timing of the payment.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our results of operations, financial condition, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

The process of preparing our consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses. Critical accounting estimates are both fundamental to the portrayal of a company's financial condition and results and require difficult, subjective or complex estimates and assessments. These estimates and judgments are based on historical experience, future expectations and other factors and assumptions we believe to be reasonable under the circumstances. The most significant estimates and judgments are reviewed on an ongoing basis and revised when necessary. Actual amounts may differ from these estimates and judgments. We have identified the policies described below as our critical accounting estimates. See Note 2 to our Consolidated Financial Statements for a discussion of these and other accounting policies.

Revenue Recognition

We recognize sales revenue when all of the following have occurred: (1) delivery; (2) persuasive evidence of an agreement exists; (3) pricing is fixed or determinable; and (4) collection is reasonably assured. Delivery is not considered to have occurred until the title and the risk of loss passes to the customer according to the terms of the contract between the customer and us. The timing of revenue recognition is largely dependent on contract terms. For sales to customers that are designated in the contract as free-on-board destination, revenue is recognized when the product is delivered to and accepted at the customer's delivery site. Net sales are reported net of costs associated with customer marketing programs and incentives, as described below, as well as sales taxes and other similar taxes.

Customer Marketing Programs and Incentives

We offer a variety of incentives and discounts to bottlers, customers and consumers through various programs to support the distribution of our products. These incentives and discounts include cash discounts, price allowances, volume based rebates, product placement fees and other financial support for items such as trade promotions, displays, new products, consumer incentives and advertising assistance. These incentives and discounts are reflected as a reduction of gross sales to arrive at net sales. The aggregate deductions from gross sales recorded in relation to these programs were approximately $3,057 million, $3,159 million and $2,440 million in 2008, 2007 and 2006, respectively. Trade spend for 2008 and 2007 reflect a full year of trade spend costs from our Bottling Group while 2006 includes the effect of our Bottling Group's trade spend only from the date of the acquisition of the remaining 55% of DPSUBG. The amounts of trade spend are larger in our Bottling Group than those related to other parts of our business. Our customer incentive programs are generally based on annual targets. Accruals are established for the expected payout based on contractual terms, volume-based metrics and/or historical trends and require management judgment with respect to estimating customer participation and performance levels.

Goodwill and Other Indefinite Lived Intangible Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, ("SFAS 142") we classify intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. The majority of our intangible asset balance is made up of brands which we have determined to have indefinite useful lives. In arriving at the conclusion that a brand has an indefinite useful life, management reviews factors such as size, diversification and market share of each brand. Management expects to acquire, hold and support brands for an indefinite period through consumer marketing and promotional support. We also consider factors such as our ability to continue to protect the legal rights that arise from these brand names indefinitely or the absence of any regulatory, economic or competitive factors that could truncate the life of the brand name. If the criteria are not met to assign an indefinite life, the brand is amortized over its expected useful life.

We conduct tests for impairment in accordance with SFAS 142. For intangible assets with definite lives, we conduct tests for impairment if conditions indicate the carrying value may not be recoverable. For goodwill and intangible assets with indefinite lives, we conduct tests for impairment annually, as of December 31, or more frequently if events or circumstances indicate the carrying amount may not be recoverable. We use present value and other valuation techniques to make this assessment. If the carrying amount of goodwill or an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. For purposes of impairment testing we assign goodwill to the reporting unit that benefits from the synergies arising from each business combination and also assign indefinite lived intangible assets to our reporting units. We define reporting units as our business segments. Our equity method investees also perform such tests for impairment for intangible assets and/or goodwill. If an impairment charge was recorded by our equity method investee, we would record our proportionate share of such charge.

The impairment test for indefinite lived intangible assets encompasses calculating a fair value of an indefinite lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the estimated fair value, impairment is recorded. The impairment tests for goodwill include comparing a fair value of the respective reporting unit with its carrying value, including goodwill and considering any indefinite lived intangible asset impairment charges ("Step 1"). If the carrying value exceeds the estimated fair value, impairment is indicated and a second step analysis must be performed.

The tests for impairment include significant judgment in estimating the fair value of intangible assets primarily by analyzing future revenues and profit performance. Fair value is based on what the intangible asset would be worth to a third party market participant. Discount rates are based on a weighted average cost of equity and cost of debt, adjusted with various risk premiums. These assumptions could be negatively impacted by various of the risks discussed in "Risk Factors" in this Annual Report on Form 10-K.

Our annual impairment analysis, performed as of December 31, 2008, resulted in non-cash charges of $1,039 million for 2008 which are reported in the line item impairment of goodwill and intangible assets in our consolidated statement of operations. A summary of the impairment charges is provided below (in millions):

	For the Year Ended December 31, 2008		
	Impairment Charge	Income Tax Benefit	Impact on Net Income
Snapple brand(1)	$ 278	$(112)	$166
Distribution rights(2)	581	(220)	361
Bottling Group goodwill	180	(11)	169
Total	$1,039	$(343)	$696

(1) The Snapple brand related to our Finished Goods segment.

(2) Includes the Bottling Group's distribution rights, brand franchise rights, and bottler agreements which convey certain rights to us, including the rights to manufacture, distribute and sell products of the licensor within specified territories.

For our annual impairment analysis performed as of December 31, 2008, methodologies used to determine the fair values of the assets included a combination of the income based approach and market based approach, as well as an overall consideration of market capitalization and our enterprise value.

The results of the Step 1 analyses performed as of December 31, 2008, indicated there was a potential impairment of goodwill in the Bottling Group reporting unit as the book value exceeded the estimated fair value. As a result, the second step ("Step 2") of the goodwill impairment test was performed for the reporting unit. The implied fair value of goodwill determined in the Step 2 analysis was determined by allocating the fair value of the reporting unit to all the assets and liabilities of the applicable reporting unit (including any unrecognized intangible assets and related deferred taxes) as if the reporting unit had been acquired in a business combination. As a result of the Step 2 analysis, we impaired the entire Bottling Group goodwill.

The following table summarizes the critical assumptions that were used in estimating fair value for our annual impairment tests performed as of December 31, 2008:

Estimated average operating income growth (2009 to 2018)	3.2%
Projected long-term operating income growth(1)	2.5%
Weighted average discount rate(2)	8.9%
Capital charge for distribution rights(3)	2.1%

(1) Represents the operating income growth rate used to determine terminal value.

(2) Represents our targeted weighted average discount rate of 7.0% plus the impact of a specific reporting unit risk premiums to account for the estimated additional uncertainty associated with our future cash flows. The risk premium primarily reflects the uncertainty related to: (1) the continued impact of the challenging marketplace and difficult macroeconomic conditions; (2) the volatility related to key input costs; and (3) the consumer, customer, competitor, and supplier reaction to our marketplace pricing actions. Factors inherent in determining our weighted average discount rate are: (1) the volatility of our common stock; (2) expected interest costs on debt and debt market conditions; and (3) the amounts and relationships of targeted debt and equity capital.

(3) Represents a charge as a percent of revenues to the estimated future cash flows attributable to our distribution rights for the estimated required economic returns on investments in property, plant, and equipment, net working capital, customer relationships, and assembled workforce.

For the Bottling Group goodwill, keeping the residual operating income growth rate constant but changing the discount rate downward by 0.50% would indicate less of an impairment charge of approximately $60 million. Keeping the discount rate constant and increasing the residual operating income growth rate by 0.50% would indicate less of an impairment charge of approximately $10 million. An increase of 0.50% in the estimated operating income growth rate would reduce the goodwill impairment charge by approximately $75 million.

For the Snapple brand, keeping the residual operating income growth rate constant but changing the discount rate by 0.50% would result in a $45 million to $50 million change in the impairment charge. Keeping the discount rate constant but changing the residual operating income growth rate by 0.50% would result in a $30 million to $35 million change in the impairment charge of the Snapple brand. A change of 0.25% in the estimated operating income growth rate would change the impairment charge by approximately $25 million.

A change in the critical assumptions detailed above would not result in a change to the impairment charge related to distribution rights.

The results of our annual impairment tests indicated that the fair value of our indefinite lived intangible assets and goodwill not discussed above exceeded their carrying values and, therefore, are not impaired.

Based on triggering events in the second and third quarters of 2008, we performed interim impairment analyses of the Snapple Brand and the Bottling Group goodwill and concluded there was no impairment as of June 30 and September 30, 2008, respectively. However, deteriorating economic and market conditions in the fourth quarter triggered higher discount rates as well as lower volume and growth projections which drove the impairments of the Bottling Group goodwill, Snapple brand and the Bottling Group's distribution rights recorded in the fourth quarter. Indicative of the economic and market conditions, our average stock price declined 19% in the fourth quarter as compared to the average stock price from May 7, 2008, the date of our separation from Cadbury, through September 30, 2008. The impairment of the distribution rights was attributed to insufficient net economic returns above working capital, fixed assets and assembled workforce.

In 2007, we recorded impairment charges of $6 million, of which $4 million was related to the Accelerade brand.

Definite Lived Intangible Assets

Definite lived intangible assets are those assets deemed by the management to have determinable finite useful lives. Identifiable intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives as follows:

Intangible Asset	Useful Life
Brands	5 to 15 years
Bottler agreements	5 to 15 years
Customer relationships and contracts	5 to 10 years

Stock-Based Compensation

We account for our stock-based compensation plans under SFAS No. 123(R), *Share-Based Payment* ("SFAS 123(R)"). SFAS 123(R) requires the recognition of compensation expense in our consolidated statement of operations related to the fair value of employee share-based awards. Determining the amount of expense for stock-based compensation, as well as the associated impact to our balance sheets and statements of cash flows, requires us to develop estimates of the fair value of stock-based compensation expense. The most significant factors of that expense that require estimates or projections include the expected volatility, expected lives and estimated forfeiture rates of stock-based awards. As we lack a meaningful set of historical data upon which to develop valuation assumptions, we have elected to develop certain valuation assumptions based on information disclosed by similarly-situated companies, including multi-national consumer goods companies of similar market capitalization and large food and beverage industry companies which have experienced an initial public offering since June 2001.

In accordance with SFAS 123(R), we recognize the cost of all unvested employee stock options on a straight-line attribution basis over their respective vesting periods, net of estimated forfeitures. Prior to our separation from Cadbury, we participated in certain employee share plans that contained inflation indexed earnings growth performance conditions. These plans were accounted for under the liability method of SFAS 123(R). In accordance with SFAS 123(R), a liability was recorded on the balance sheet until and, in calculating the income statement charge for share awards, the fair value of each award was remeasured at each reporting date until awards vested. We no longer participate in employee share plans that contain inflation indexed earnings growth performance conditions.

Pension and Postretirement Benefits

We have several pension and postretirement plans covering employees who satisfy age and length of service requirements. There are twelve stand-alone non-contributory defined benefit pension plans and six stand-alone postretirement plans. Depending on the plan, pension and postretirement benefits are based on a combination of factors, which may include salary, age and years of service.

Pension expense has been determined in accordance with the principles of SFAS No. 87, *Employers' Accounting for Pensions,* as amended by SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — An amendment of Financial Accounting Standards Board Statements No. 87, 88, 106, and 132(R)* ("SFAS 158"). Our policy is to fund pension plans in accordance with the requirements of the Employee Retirement Income Security Act. Employee benefit plan obligations and expenses included in our Consolidated Financial Statements are determined from actuarial analyses based on plan assumptions, employee demographic data, years of service, compensation, benefits and claims paid and employer contributions.

The expense related to the postretirement plans has been determined in accordance with SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions* ("SFAS 106"), as amended by SFAS No. 158. As stated in SFAS 106, we accrue the cost of these benefits during the years that employees render service to us.

The calculation of pension and postretirement plan obligations and related expenses is dependent on several assumptions used to estimate the present value of the benefits earned while the employee is eligible to participate in the plans. The key assumptions we use in determining the plan obligations and related expenses include: (1) the interest rate used to calculate the present value of the plan liabilities; (2) employee turnover, retirement age and mortality; and (3) the expected return on plan assets. Our assumptions reflect our historical experience and our best judgment regarding future performance. Due to the significant judgment required, our assumptions could have a material impact on the measurement of our pension and postretirement obligations and expenses. Refer to Note 15 of the Notes to our Audited Consolidated Financial Statements for further information.

The effect of a 1% increase or decrease in the weighted-average discount rate used to determine the pension benefit obligations for U.S. plans would change the benefit obligation as of December 31, 2008, by approximately $26 million and $29 million, respectively. The effect of a 1% change in the weighted-average assumptions used to determine the net periodic costs would change the costs for the year ended December 31, 2008, by approximately $3 million.

Risk Management Programs

We retain selected levels of property, casualty, workers' compensation and other business risks. Many of these risks are covered under conventional insurance programs with high deductibles or self-insured retentions. Accrued liabilities related to the retained casualty risks are calculated based on loss experience and development factors, which contemplate a number of variables including claim history and expected trends. These loss development factors are established in consultation with external insurance brokers and actuaries. At December 31, 2008, we had accrued liabilities related to the retained risks of $60 million, including both current and long-term liabilities. At December 31, 2007, we had accrued liabilities of $49 million primarily related to retained risks to cover long-term, self-insured liabilities for our Bottling Group prior to participation in the Cadbury placed insurance programs. Prior to our separation from Cadbury, we participated in insurance programs placed by Cadbury. Prior to and upon separation, Cadbury retained the risk and accrued liabilities for the exposures insured under these insurance programs.

We believe the use of actuarial methods to estimate our future losses provides a consistent and effective way to measure our self-insured liabilities. However, the estimation of our liability is judgmental and uncertain given the nature of claims involved and length of time until their ultimate cost is known. The final settlement amount of claims can differ materially from our estimate as a result of changes in factors such as the frequency and severity of accidents, medical cost inflation, legislative actions, uncertainty around jury verdicts and awards and other factors outside of our control.

Income Taxes

Income taxes are computed and reported on a separate return basis and accounted for using the asset and liability approach under SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"). This method involves determining the temporary differences between combined assets and liabilities recognized for financial reporting and the corresponding combined amounts recognized for tax purposes and computing the tax-related carryforwards at the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The resulting amounts are deferred tax assets or liabilities and the net changes represent the deferred tax expense or benefit for the year. The total of taxes currently payable per the tax return and the deferred tax expense or benefit represents the income tax expense or benefit for the year for financial reporting purposes.

We periodically assess the likelihood of realizing our deferred tax assets based on the amount of deferred tax assets that we believe is more likely than not to be realized. We base our judgment of the recoverability of our deferred tax asset primarily on historical earnings, our estimate of current and expected future earnings, prudent and feasible tax planning strategies, and current and future ownership changes.

As of December 31, 2008, undistributed earnings considered to be permanently reinvested in non-U.S. subsidiaries totaled approximately $124 million. Deferred income taxes have not been provided on this income as the Company believes these earnings to be permanently reinvested. It is not practicable to estimate the amount of additional tax that might be payable on these undistributed foreign earnings.

Our effective income tax rate may fluctuate on a quarterly basis due to various factors, including, but not limited to, total earnings and the mix of earnings by jurisdiction, the timing of changes in tax laws, and the amount of tax provided for uncertain tax positions.

Effect of Recent Accounting Pronouncements

Refer to Note 2 of the Notes to our Audited Consolidated Financial Statements in Item 8 of this annual Report on Form 10-K for a discussion of recent accounting standards and pronouncements.

ITEM 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to market risks arising from changes in market rates and prices, including inflation, movements in foreign currency exchange rates, interest rates, and commodity prices.

Foreign Exchange Risk

The majority of our net sales, expenses, and capital purchases are transacted in United States dollars. However, we do have some exposure with respect to foreign exchange rate fluctuations. Our primary exposure to foreign exchange rates is the Canadian dollar and Mexican peso against the U.S. dollar. Exchange rate gains or losses related to foreign currency transactions are recognized as transaction gains or losses in our income statement as incurred. We use derivative instruments such as foreign exchange forward contracts to manage our exposure to changes in foreign exchange rates. As of December 31, 2008, the impact to net income of a 10% change in exchange rates is estimated to be approximately $17 million.

Interest Rate Risk

We centrally manage our debt portfolio and monitor our mix of fixed-rate and variable rate debt.

We are subject to floating interest rate risk with respect to our long-term debt under the credit facilities. The principal interest rate exposure relates to amounts borrowed under our term loan A facility. We incurred $2.2 billion of debt with floating interest rates under this facility. A change in the estimated interest rate on the outstanding $1.8 billion of borrowings under the term loan A facility up or down by 1% will increase or decrease our earnings before provision for income taxes by approximately $18 million, respectively, on an annual basis. We will also have interest rate exposure for any amounts we may borrow in the future under the revolving credit facility.

We utilize interest rate swaps to convert variable interest rates to fixed rates in order to manage our exposure to changes in interest rates. The swaps were effective as of September 30, 2008. The notional amount of the swaps is $500 million and $1,200 million with a duration of six months and 15 months, respectively, and convert variable interest rates to fixed rates of 4.8075% and 5.27125%, respectively. In February of 2009, we entered into an interest rate swap, effective December 31, 2009, with a duration of 12 months. The notional amount of the swap amortizes over the term of the swap from $750 million to $450 million and converts variable interest rates to fixed rates of 3.73%.

Commodity Risks

We are subject to market risks with respect to commodities because our ability to recover increased costs through higher pricing may be limited by the competitive environment in which we operate. Our principal commodities risks relate to our purchases of aluminum, corn (for high fructose corn syrup), natural gas (for use in processing and packaging), PET and fuel.

We utilize commodities forward contracts and supplier pricing agreements to hedge the risk of adverse movements in commodity prices for limited time periods for certain commodities. The fair market value of these contracts as of December 31, 2008, was a liability of $8 million.

As of December 31, 2008, the impact to net income of a 10% change in market prices of these commodities is estimated to be approximately $28 million.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Dr Pepper Snapple Group, Inc.:
Plano, Texas

We have audited the accompanying consolidated balance sheets of Dr Pepper Snapple Group, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dr Pepper Snapple Group, Inc. and subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, the consolidated financial statements of the Company include allocation of certain general corporate overhead costs through May 7, 2008, from Cadbury Schweppes plc. These costs may not be reflective of the actual level of costs which would have been incurred had the Company operated as a separate entity apart from Cadbury Schweppes plc.

As discussed in Note 13 to the consolidated financial statements, the Company changed its method of accounting for uncertainties in income taxes as of January 1, 2007.

/s/ Deloitte & Touche LLP

Dallas, Texas
March 26, 2009

DR PEPPER SNAPPLE GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2008, 2007 and 2006

	For the Year Ended December 31,		
	2008	2007	2006
	(In millions, except per share data)		
Net sales	$5,710	$5,695	$4,700
Cost of sales	2,590	2,564	1,959
Gross profit	3,120	3,131	2,741
Selling, general and administrative expenses	2,075	2,018	1,659
Depreciation and amortization	113	98	69
Impairment of goodwill and intangible assets	1,039	6	—
Restructuring costs	57	76	27
Other operating expense (income)	4	(71)	(32)
(Loss) income from operations	(168)	1,004	1,018
Interest expense	257	253	257
Interest income	(32)	(64)	(46)
Other (income) expense	(18)	(2)	2
(Loss) income before provision for income taxes and equity in earnings of unconsolidated subsidiaries	(375)	817	805
Provision for income taxes	(61)	322	298
(Loss) income before equity in earnings of unconsolidated subsidiaries	(314)	495	507
Equity in earnings of unconsolidated subsidiaries, net of tax	2	2	3
Net (loss) income	$ (312)	$ 497	$ 510
(Loss) earnings per common share:			
Basic	$(1.23)	$ 1.96	$ 2.01
Diluted	$(1.23)	$ 1.96	$ 2.01
Weighted average common shares outstanding:			
Basic	254.0	253.7	253.7
Diluted	254.0	253.7	253.7

The accompanying notes are an integral part of these consolidated financial statements.

DR PEPPER SNAPPLE GROUP, INC.

CONSOLIDATED BALANCE SHEETS
As of December 31, 2008 and 2007

	December 31, 2008	December 31, 2007
	(In millions except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 214	$ 67
Accounts receivable:		
Trade (net of allowances of $13 and $20, respectively)	532	538
Other	51	59
Related party receivable	—	66
Note receivable from related parties	—	1,527
Inventories	263	325
Deferred tax assets	93	81
Prepaid expenses and other current assets	84	76
Total current assets	1,237	2,739
Property, plant and equipment, net	990	868
Investments in unconsolidated subsidiaries	12	13
Goodwill	2,983	3,183
Other intangible assets, net	2,712	3,617
Other non-current assets	564	100
Non-current deferred tax assets	140	8
Total assets	$8,638	$10,528
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 796	$ 812
Related party payable	—	175
Current portion of long-term debt payable to related parties	—	126
Income taxes payable	5	22
Total current liabilities	801	1,135
Long-term debt payable to third parties	3,522	19
Long-term debt payable to related parties	—	2,893
Deferred tax liabilities	981	1,324
Other non-current liabilities	727	136
Total liabilities	6,031	5,507
Commitments and contingencies		
Stockholders' equity:		
Cadbury's net investment	—	5,001
Preferred stock, $.01 par value, 15,000,000 shares authorized, no shares issued	—	—
Common stock, $.01 par value, 800,000,000 shares authorized, 253,685,733 shares issued and outstanding for 2008 and no shares issued for 2007	3	—
Additional paid-in capital	3,140	—
Accumulated deficit	(430)	—
Accumulated other comprehensive (loss) income	(106)	20
Total stockholders' equity	2,607	5,021
Total liabilities and stockholders' equity	$8,638	$10,528

The accompanying notes are an integral part of these consolidated financial statements.

DR PEPPER SNAPPLE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008, 2007 and 2006

	For the Year Ended December 31,		
	2008	2007	2006
	(In millions)		
Operating activities:			
Net (loss) income	$ (312)	$ 497	$ 510
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation expense	141	120	94
Amortization expense	54	49	45
Amortization of deferred financing costs	13	—	—
Impairment of goodwill and intangible assets	1,039	6	—
Provision for doubtful accounts	5	11	4
Employee stock-based expense	9	21	17
Deferred income taxes	(241)	55	14
Write-off of deferred loan costs	21	—	—
Loss (gain) on disposal of property and intangible assets	12	(71)	(32)
Other, net	5	(6)	(10)
Changes in assets and liabilities:			
Trade and other accounts receivable	(4)	(6)	4
Related party receivable	11	(57)	(2)
Inventories	57	(14)	13
Other current assets	(20)	(1)	8
Other non-current assets	(5)	(8)	(3)
Accounts payable and accrued expenses	(48)	(5)	(104)
Related party payable	(70)	12	13
Income taxes payable	48	10	2
Other non-current liabilities	(6)	(10)	8
Net cash provided by operating activities	709	603	581
Investing activities:			
Acquisition of subsidiaries, net of cash	—	(30)	(435)
Purchase of investments and intangible assets	—	(2)	(53)
Proceeds from disposals of investments and other assets	—	98	53
Purchases of property, plant and equipment	(304)	(230)	(158)
Proceeds from disposals of property, plant and equipment	4	6	16
Issuances of related party notes receivables	(165)	(1,937)	(91)
Repayment of related party notes receivables	1,540	1,008	166
Other, net	(1)	—	—
Net cash provided by (used in) investing activities	1,074	(1,087)	(502)
Financing activities:			
Proceeds from issuance of related party long-term debt	1,615	2,845	2,086
Proceeds from senior unsecured credit facility	2,200	—	—
Proceeds from senior unsecured notes	1,700	—	—
Proceeds from bridge loan facility	1,700	—	—
Repayment of related party long-term debt	(4,664)	(3,455)	(2,056)
Repayment of senior unsecured credit facility	(395)	—	—
Repayment of bridge loan facility	(1,700)	—	—
Deferred financing charges paid	(106)	—	—
Cash distributions to Cadbury	(2,065)	(213)	(80)
Change in Cadbury's net investment	94	1,334	(23)
Other, net	(4)	4	1
Net cash (used in) provided by financing activities	(1,625)	515	(72)
Cash and cash equivalents — net change from:			
Operating, investing and financing activities	158	31	7
Currency translation	(11)	1	—
Cash and cash equivalents at beginning of period	67	35	28
Cash and cash equivalents at end of period	$ 214	$ 67	$ 35

See Note 21 for supplemental cash flow disclosures.

The accompanying notes are an integral part of these consolidated financial statements.

DR PEPPER SNAPPLE GROUP, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2008, 2007 and 2006

	Common Stock Issued		Additional Paid-In Capital	Accumulated Deficit	Cadbury's Net Investment	Accumulated Other Comprehensive Income (Loss)	Total Equity	Comprehensive Income (Loss)
	Shares	Amount						
					(In millions)			
Balance as of January 1, 2006	—	$—	$ —	$ —	$ 2,416	$ 10	$ 2,426	
Net income	—	—	—	—	510	—	510	$ 510
Contributions from Cadbury	—	—	—	—	403	—	403	—
Distributions to Cadbury	—	—	—	—	(80)	—	(80)	—
Adoption of FAS 158, net of tax of $2	—	—	—	—	—	(4)	(4)	—
Net change in pension liability, net of tax of less than $1	—	—	—	—	—	3	3	3
Foreign currency translation adjustment	—	—	—	—	—	(8)	(8)	(8)
Balance as of December 31, 2006	—	—	—	—	3,249	1	3,250	505
Net income	—	—	—	—	497	—	497	497
Contributions from Cadbury	—	—	—	—	1,484	—	1,484	—
Distributions to Cadbury	—	—	—	—	(213)	—	(213)	—
Adoption of FIN 48	—	—	—	—	(16)	—	(16)	—
Net change in pension liability, net of tax expense of $2	—	—	—	—	—	3	3	3
Foreign currency translation adjustment	—	—	—	—	—	16	16	16
Balance as of December 31, 2007	—	—	—	—	5,001	20	5,021	516
Net (loss) income	—	—	—	(430)	118	—	(312)	(312)
Contributions from Cadbury	—	—	—	—	259	—	259	—
Distributions to Cadbury	—	—	—	—	(2,242)	—	(2,242)	—
Separation from Cadbury on May 7, 2008 and issuance of common stock upon distribution	253.7	3	3,133	—	(3,136)	—	—	—
Stock-based compensation expense, including tax benefit	—	—	7	—	—	—	7	—
Net change in pension liability, net of tax benefit of $30	—	—	—	—	—	(43)	(43)	(43)
Adoption of FAS 158, net of tax benefit of $1	—	—	—	—	—	(2)	(2)	—
Cash flow hedges, net of tax benefits of $12	—	—	—	—	—	(20)	(20)	(20)
Foreign currency translation adjustment	—	—	—	—	—	(61)	(61)	(61)
Balance as of December 31, 2008	253.7	$ 3	$3,140	$(430)	$ —	$(106)	$ 2,607	$(436)

The accompanying notes are an integral part of these consolidated financial statements.

DR PEPPER SNAPPLE GROUP, INC.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

References in this Annual Report on Form 10-K to "we", "our", "us", "DPS" or "the Company" refer to Dr Pepper Snapple Group, Inc. and all entities included in our audited consolidated financial statements. Cadbury plc and Cadbury Schweppes plc are hereafter collectively referred to as "Cadbury" unless otherwise indicated.

This Annual Report on Form 10-K refers to some of DPS' owned or licensed trademarks, trade names and service marks, which are referred to as the Company's brands. All of the product names included in this Annual Report on Form 10-K are either DPS' registered trademarks or those of the Company's licensors.

Nature of Operations

DPS is a leading integrated brand owner, bottler and distributor of non-alcoholic beverages in the United States, Canada, and Mexico with a diverse portfolio of flavored (non-cola) carbonated soft drinks ("CSD") and non-carbonated beverages ("NCB"), including ready-to-drink teas, juices, juice drinks and mixers. The Company's brand portfolio includes popular CSD brands such as Dr Pepper, 7UP, Sunkist, A&W, Canada Dry, Schweppes, Squirt and Peñafiel, and NCB brands such as Snapple, Mott's, Hawaiian Punch, Clamato, Mr & Mrs T, Margaritaville and Rose's.

Formation of the Company and Separation from Cadbury

On May 7, 2008, Cadbury separated the Americas Beverages business from its global confectionery business by contributing the subsidiaries that operated its Americas Beverages business to DPS. In return for the transfer of the Americas Beverages business, DPS distributed its common stock to Cadbury plc shareholders. As of the date of distribution, a total of 800 million shares of common stock, par value $0.01 per share, and 15 million shares of preferred stock, all of which shares of preferred stock are undesignated, were authorized. On the date of distribution, 253.7 million shares of common stock were issued and outstanding and no shares of preferred stock were issued. On May 7, 2008, DPS became an independent publicly-traded company listed on the New York Stock Exchange under the symbol "DPS".

Dr Pepper Snapple Group, Inc. was formed on October 24, 2007, and did not have any operations prior to ownership of Cadbury's beverage business in the United States, Canada, Mexico and the Caribbean ("the Americas Beverages business").

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for consolidated financial information and in accordance with the instructions to Form 10-K and Article 3A of Regulation S-X. In the opinion of management, all adjustments, consisting principally of normal recurring adjustments, considered necessary for a fair presentation have been included. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

Upon separation, effective May 7, 2008, DPS became an independent company, which established a new consolidated reporting structure. For the periods prior to May 7, 2008, the consolidated financial statements have been prepared on a "carve-out" basis from Cadbury's consolidated financial statements using historical results of operations, assets and liabilities attributable to Cadbury's Americas Beverages business and including allocations of expenses from Cadbury. The historical Cadbury's Americas Beverages information is the Company's predecessor financial information. The Company eliminates from its financial results all intercompany transactions between entities included in the combination and the intercompany transactions with its equity method investees.

The consolidated financial statements may not be indicative of the Company's future performance and may not reflect what its consolidated results of operations, financial position and cash flows would have been had the

Company operated as an independent company during all of the periods presented. To the extent that an asset, liability, revenue or expense is directly associated with the Company, it is reflected in the accompanying consolidated financial statements.

Prior to the May 7, 2008, separation, Cadbury provided certain corporate functions to the Company and costs associated with these functions were allocated to the Company. These functions included corporate communications, regulatory, human resources and benefit management, treasury, investor relations, corporate controller, internal audit, Sarbanes Oxley compliance, information technology, corporate and legal compliance and community affairs. The costs of such services were allocated to the Company based on the most relevant allocation method to the service provided, primarily based on relative percentage of revenue or headcount. Management believes such allocations were reasonable; however, they may not be indicative of the actual expense that would have been incurred had the Company been operating as an independent company for all of the periods presented. The charges for these functions are included primarily in selling, general, and administrative expenses in the Consolidated Statements of Operations.

Prior to the May 7, 2008, separation, the Company's total invested equity represented Cadbury's interest in the recorded net assets of the Company. The net investment balance represented the cumulative net investment by Cadbury in the Company through May 6, 2008, including any prior net income or loss attributed to the Company. Certain transactions between the Company and other related parties within the Cadbury group, including allocated expenses, were also included in Cadbury's net investment.

Restatement of Net Sales and Cost of Sales related to Intercompany Eliminations

Subsequent to the issuance of the Company's 2007 Combined Annual Financial Statements included on Form 10, which was effective on April 22, 2008, the Company identified an error in the presentation of the previously reported net sales and cost of sales captions on the Statement of Operations. For the years ended December 31, 2007 and 2006, the Company's Combined Statement of Operations included $53 million and $35 million, respectively, of intercompany transactions that should have been eliminated upon consolidation.

In order to correct the error, the net sales and cost of sales captions have been restated in the Consolidated Statement of Operations from the amounts previously reported as follows (in millions):

	For the Year Ended December 31, 2007		For the Year Ended December 31, 2006	
	As Previously Reported	As Corrected	As Previously Reported	As Corrected
Net sales	$5,748	$5,695	$4,735	$4,700
Cost of sales	2,617	2,564	1,994	1,959

These adjustments to the Consolidated Statement of Operations do not affect the Company's Consolidated Balance Sheets, Consolidated Statements of Changes in Stockholders' Equity, Consolidated Statements of Cash Flows, gross profit, income from operations or net income.

2. Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amount of assets, liabilities, revenue and expenses. These estimates and judgments are based on historical experience, future expectations and other factors and assumptions the Company believes to be reasonable under the circumstances. These estimates and judgments are reviewed on an ongoing basis and are revised when necessary. Actual amounts may differ from these estimates. Changes in estimates are recorded in the period of change.

Cash and Cash Equivalents

Cash and cash equivalents include cash and investments in short-term, highly liquid securities, with original maturities of three months or less.

The Company is exposed to potential risks associated with its cash and cash equivalents. DPS places its cash and cash equivalents with high credit quality financial institutions. Deposits with these financial institutions may exceed the amount of insurance provided; however, these deposits typically are redeemable upon demand and, therefore, the Company believes the financial risks associated with these financial instruments are minimal.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company determines the required allowance for doubtful collections using information such as its customer credit history and financial condition, industry and market segment information, economic trends and conditions and credit reports. Allowances can be affected by changes in the industry, customer credit issues or customer bankruptcies. Account balances are charged against the allowance when it is determined that the receivable will not be recovered.

Activity in the allowance for doubtful accounts was as follows (in millions):

	2008	2007	2006
Balance, beginning of the year	$ 20	$14	$10
Net charge to costs and expenses	5	11	4
Acquisition of subsidiaries	—	—	3
Write-offs	(12)	(5)	(3)
Balance, end of the year	$ 13	$20	$14

The Company is exposed to potential credit risks associated with its accounts receivable. DPS performs ongoing credit evaluations of its customers, and generally does not require collateral on its accounts receivable. The Company has not experienced significant credit related losses to date. No single customer accounted for 10% or more of the Company's trade accounts receivable for any period presented.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined for inventories of the Company's subsidiaries in the United States substantially by the last-in, first-out ("LIFO") valuation method and for inventories of the Company's international subsidiaries by the first-in, first-out ("FIFO") valuation method. The costs of finished goods inventories include raw materials, direct labor and indirect production and overhead costs. Reserves for excess and obsolete inventories are based on an assessment of slow-moving and obsolete inventories, determined by historical usage and demand. Excess and obsolete inventory reserves were $7 million and $17 million as of December 31, 2008 and 2007, respectively. Refer to Note 6 for further information.

Property, Plant and Equipment

Property, plant and equipment is stated at cost plus capitalized interest on borrowings during the actual construction period of major capital projects, net of accumulated depreciation. Significant improvements which substantially extend the useful lives of assets are capitalized. The costs of major rebuilds and replacements of plant and equipment are capitalized and expenditures for repairs and maintenance which do not improve or extend the life of the assets are expensed as incurred. When property, plant and equipment is sold or retired, the costs and the related accumulated depreciation are removed from the accounts, and any net gain or loss is recorded in other operating expense (income) in the Consolidated Statement of Operations. Refer to Note 7 for further information.

For financial reporting purposes, depreciation is computed on the straight-line method over the estimated useful asset lives as follows:

Asset	Useful Life
Buildings and improvements	40 years
Machinery and equipment	10 years
Vehicles	5 years
Cold drink equipment	4 to 7 years
Computer software	3 to 5 years

Leasehold improvements are depreciated over the shorter of the estimated useful life of the assets or the lease term. Estimated useful lives are periodically reviewed and, when warranted, are updated.

The Company periodically reviews long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In order to assess recoverability, DPS compares the estimated undiscounted future pre-tax cash flows from the use of the asset or group of assets, as defined, to the carrying amount of such assets. Measurement of an impairment loss is based on the excess of the carrying amount of the asset or group of assets over the long-lived asset's fair value. As of December 31, 2008, no analysis was warranted.

Goodwill and Other Intangible Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, ("SFAS 142") the Company classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. The majority of the Company's intangible asset balance is made up of brands which the Company has determined to have indefinite useful lives. In arriving at the conclusion that a brand has an indefinite useful life, management reviews factors such as size, diversification and market share of each brand. Management expects to acquire, hold and support brands for an indefinite period through consumer marketing and promotional support. The Company also considers factors such as its ability to continue to protect the legal rights that arise from these brand names indefinitely or the absence of any regulatory, economic or competitive factors that could truncate the life of the brand name. If the criteria are not met to assign an indefinite life, the brand is amortized over its expected useful life.

Identifiable intangible assets deemed by the Company to have determinable finite useful lives are amortized on a straight-line basis over their estimated useful lives as follows:

Intangible Asset	Useful Life
Brands	5 to 15 years
Bottler agreements	5 to 15 years
Customer relationships and contracts	5 to 10 years

DPS conducts tests for impairment in accordance with SFAS 142. For intangible assets with definite lives, tests for impairment must be performed if conditions exist that indicate the carrying value may not be recoverable. For goodwill and indefinite lived intangible assets, the Company conducts tests for impairment annually, as of December 31, or more frequently if events or circumstances indicate the carrying amount may not be recoverable. DPS' equity method investees also perform such tests for impairment for intangible assets and/or goodwill. If an impairment charge was recorded by one of its equity method investees, the Company would record its proportionate share of such charge. Impairment charges are recorded in the line item impairment of goodwill and intangible assets in the Consolidated Statement of Operations. Refer to Note 3 for additional information.

Other Assets

The Company provides support to certain customers to cover various programs and initiatives to increase net sales, including contributions to customers or vendors for cold drink equipment used to market and sell the Company's products.

These programs and initiatives generally directly benefit the Company over a period of time. Accordingly, costs of these programs and initiatives are recorded in prepaid expenses and other current assets and other non-current assets in the Consolidated Balance Sheets. The costs for these programs are amortized over the period to be directly benefited based upon a methodology consistent with the Company's contractual rights under these arrangements.

The long-term portion of these programs and initiatives recorded in the Consolidated Balance Sheets were $83 million and $86 million, net of accumulated amortization, as of December 31, 2008 and 2007, respectively. The amortization charge for the cost of contributions to customers or vendors for cold drink equipment was $8 million, $9 million and $16 million for 2008, 2007 and 2006, respectively, and was recorded in selling, general and administrative expenses in the Consolidated Statements of Operations. The amortization charge for the cost of other programs and incentives was $14 million, $10 million and $10 million for 2008, 2007 and 2006, respectively, and was recorded as a deduction from gross sales.

Fair Value of Financial Instruments

The carrying amounts reflected in the Consolidated Balance Sheets of cash and cash equivalents, accounts receivable, net, and accounts payable and accrued expenses approximate their fair values due to their short-term nature. The fair value of long term debt as of December 31, 2008, is based on quoted market prices for publicly traded securities. The Company's long-term debt as of December 31, 2007, was subject to variable and fixed interest rates that approximated market rates and, as a result, the Company believes the carrying value of long-term debt approximated the fair value.

Effective January 1, 2008, the Company adopted certain provisions of SFAS No. 157, *Fair Value Measurements,* ("SFAS 157"), as required, and, accordingly, the estimated fair values of financial instruments measured at fair value in the financial statements on a recurring basis are calculated based on market rates to settle the instruments. These values represent the estimated amounts DPS would pay or receive to terminate agreements, taking into consideration current market rates and creditworthiness. Refer to Note 19 for additional information.

Pension and Postretirement Benefits

The Company has U.S. and foreign pension and postretirement benefit plans which provide benefits to a defined group of employees who satisfy age and length of service requirements at the discretion of the Company. As of December 31, 2008, the Company had twelve stand-alone non-contributory defined benefit plans and six stand-alone postretirement health care plans. Depending on the plan, pension and postretirement benefits are based on a combination of factors, which may include salary, age and years of service.

Pension expense has been determined in accordance with the principles of SFAS No. 87, *Employers' Accounting for Pensions,* as amended by SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — An* amendment *of Financial Accounting Standards Board Statements No. 87, 88, 106, and 132(R)* ("SFAS 158"). The Company's policy is to fund pension plans in accordance with the requirements of the Employee Retirement Income Security Act. Employee benefit plan obligations and expenses included in the Consolidated Financial Statements are determined from actuarial analyses based on plan assumptions, employee demographic data, years of service, compensation, benefits and claims paid and employer contributions.

The expense related to the postretirement plans has been determined in accordance with SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions* ("SFAS 106"), as amended by

SFAS No. 158. In accordance with SFAS 106, the Company accrues the cost of these benefits during the years that employees render service. Refer to Note 15 for additional information.

Risk Management Programs

The Company retains selected levels of property, casualty, workers' compensation and other business risks. Many of these risks are covered under conventional insurance programs with high deductibles or self-insured retentions. Accrued liabilities related to the retained casualty risks are calculated based on loss experience and development factors, which contemplate a number of variables including claim history and expected trends. These loss development factors are established in consultation with external insurance brokers and actuaries. At December 31, 2008, the Company had accrued liabilities related to the retained risks of $60 million, including both current and long-term liabilities. At December 31, 2007, the Company had accrued liabilities of $49 million primarily related to retained risks to cover long-term, self-insured liabilities for our Bottling Group prior to participation in the Cadbury placed insurance programs. Prior to the separation from Cadbury, DPS participated in insurance programs placed by Cadbury. Prior to and upon separation, Cadbury retained the risk and accrued liabilities for the exposures insured under these insurance programs.

Income Taxes

Income taxes are accounted for using the asset and liability approach under SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109"). This method involves determining the temporary differences between combined assets and liabilities recognized for financial reporting and the corresponding combined amounts recognized for tax purposes and computing the tax-related carryforwards at the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The resulting amounts are deferred tax assets or liabilities and the net changes represent the deferred tax expense or benefit for the year. The total of taxes currently payable per the tax return and the deferred tax expense or benefit represents the income tax expense or benefit for the year for financial reporting purposes.

The Company periodically assesses the likelihood of realizing its deferred tax assets based on the amount of deferred tax assets that the Company believes is more likely than not to be realized. The Company bases its judgment of the recoverability of its deferred tax asset primarily on historical earnings, its estimate of current and expected future earnings, prudent and feasible tax planning strategies, and current and future ownership changes. Refer to Note 13 for additional information.

As of December 31, 2008, undistributed earnings considered to be permanently reinvested in non-U.S. subsidiaries totaled approximately $124 million. Deferred income taxes have not been provided on this income as the Company believes these earnings to be permanently reinvested. It is not practicable to estimate the amount of additional tax that might be payable on these undistributed foreign earnings.

DPS' effective income tax rate may fluctuate on a quarterly basis due to various factors, including, but not limited to, total earnings and the mix of earnings by jurisdiction, the timing of changes in tax laws, and the amount of tax provided for uncertain tax positions.

Revenue Recognition

The Company recognizes sales revenue when all of the following have occurred: (1) delivery; (2) persuasive evidence of an agreement exists; (3) pricing is fixed or determinable; and (4) collection is reasonably assured. Delivery is not considered to have occurred until the title and the risk of loss passes to the customer according to the terms of the contract between the Company and the customer. The timing of revenue recognition is largely dependent on contract terms. For sales to other customers that are designated in the contract as free-on-board destination, revenue is recognized when the product is delivered to and accepted at the customer's delivery site. Net sales are reported net of costs associated with customer marketing programs and incentives, as described below, as well as sales taxes and other similar taxes.

Customer Marketing Programs and Incentives

The Company offers a variety of incentives and discounts to bottlers, customers and consumers through various programs to support the distribution of its products. These incentives and discounts include cash discounts, price allowances, volume based rebates, product placement fees and other financial support for items such as trade promotions, displays, new products, consumer incentives and advertising assistance. These incentives and discounts are reflected as a reduction of gross sales to arrive at net sales. The aggregate deductions from gross sales recorded in relation to these programs were approximately $3,057 million, $3,159 million and $2,440 million in 2008, 2007 and 2006, respectively. Trade spend for 2008 and 2007 reflect a full year of trade spend costs from the Company's Bottling Group while 2006 includes the effect of the Bottling Group's trade spend only from the date of the acquisition of the remaining 55% of Dr Pepper/Seven Up Bottling Group, Inc. ("DPSUBG"). The amounts of trade spend are larger in the Bottling Group than those related to other parts of its business. Accruals are established for the expected payout based on contractual terms, volume-based metrics and/or historical trends and require management judgment with respect to estimating customer participation and performance levels.

Transportation and Warehousing Costs

The Company incurred $775 million, $736 million and $582 million of transportation and warehousing costs in 2008, 2007 and 2006, respectively. These amounts, which primarily relate to shipping and handling costs, are recorded in selling, general and administrative expenses in the Consolidated Statements of Operations.

Advertising and Marketing Expense

Advertising and marketing costs are expensed as incurred and amounted to approximately $356 million, $387 million and $374 million for 2008, 2007 and 2006, respectively. These expenses are recorded in selling, general and administrative expenses in the Consolidated Statements of Operations.

Research and Development

Research and development costs are expensed when incurred and amounted to $17 million in 2008. Research and development costs totaled $14 million for each of 2007 and 2006, net of allocations to Cadbury. Additionally, the Company incurred packaging engineering costs of $4 million, $5 million, and $3 million for 2008, 2007 and 2006, respectively. These expenses are recorded in selling, general and administrative expenses in the Consolidated Statements of Operations.

Stock-Based Compensation

The Company accounts for its stock-based compensation plans under SFAS No. 123(R), *Share*-Based *Payment* ("SFAS 123(R)"). SFAS 123(R) requires the recognition of compensation expense in the Consolidated Statement of Operations related to the fair value of employee share-based awards.

Under SFAS 123(R), the Company recognizes the cost of all unvested employee stock options on a straight-line attribution basis over their respective vesting periods, net of estimated forfeitures. Prior to the separation from Cadbury, the Company participated in certain employee share plans that contained inflation indexed earnings growth performance conditions. These plans were accounted for under the liability method of SFAS 123(R). In accordance with SFAS 123(R), a liability was recorded on the balance sheet and, in calculating the income statement charge for share awards, the fair value of each award was remeasured at each reporting date until awards vested.

The stock-based compensation plans in which the Company's employees participate are described further in Note 16.

Restructuring Costs

The Company periodically records facility closing and reorganization charges when a facility for closure or other reorganization opportunity has been identified, a closure plan has been developed and the affected employees notified, all in accordance with SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities* ("SFAS 146"). Refer to Note 14 for additional information.

Foreign Currency Translation

The functional currency of the Company's operations outside the United States is generally the local currency of the country where the operations are located. The balance sheets of operations outside the United States are translated into U.S. Dollars at the end of year rates. The results of operations for the fiscal year are translated into U.S. Dollars at an annual average rate, calculated using month end exchange rates.

The following table sets forth exchange rate information for the periods and currencies indicated:

Mexican Peso to U.S. Dollar Exchange Rate	End of Year Rates	Annual Average Rates
2008	13.67	11.07
2007	10.91	10.91
2006	10.79	10.86

Canadian Dollar to U.S. Dollar Exchange Rate	End of Year Rates	Annual Average Rates
2008	1.22	1.06
2007	1.00	1.07
2006	1.17	1.13

Differences on exchange arising from the translation of opening balances sheets of these entities to the rate ruling at the end of the financial year are recognized in accumulated other comprehensive income. The exchange differences arising from the translation of foreign results from the average rate to the closing rate are also recognized in accumulated other comprehensive income. Such translation differences are recognized as income or expense in the period in which the Company disposes of the operations.

Transactions in foreign currencies are recorded at the approximate rate of exchange at the transaction date. Assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. All such differences are recorded in results of operations and amounted to $11 million, less than $1 million and $5 million in 2008, 2007 and 2006, respectively.

Recently Issued Accounting Standards

In December 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. 132(R)-1, *Employers' Disclosures about Pensions and Other Postretirement Benefits* ("FSP 132R-1"). FSP 132R-1 requires enhanced disclosures about the plan assets of a Company's defined benefit pension and other postretirement plans intended to provide users of financial statements with a greater understanding of: (1) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies; (2) the major categories of plan assets; (3) the inputs and valuation techniques used to measure the fair value of plan assets; (4) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; and (5) significant concentrations of risk within plan assets. FSP 132R-1 is effective for years ending after December 15, 2009. The Company will provide the required disclosures for all its filings for periods subsequent to the effective date.

In April 2008, the FASB issued FASB Staff Position No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing assumptions about renewal or extension used in estimating the useful life of a recognized intangible asset under SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). This standard is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141(R)") and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The measurement provisions of this standard will apply only to intangible assets acquired after the effective date.

In March 2008, the FASB issued SFAS 161. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities, requiring enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities, as amended* ("SFAS 133"), and how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company will provide the required disclosures for all its filings for periods subsequent to the effective date.

In December 2007, the FASB issued SFAS 141(R). SFAS 141(R) changes how business acquisitions are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. Some of the changes, such as the accounting for contingent consideration, will introduce more volatility into earnings. SFAS 141(R) is effective for the Company beginning January 1, 2009, and the Company will apply SFAS 141(R) prospectively to all business combinations subsequent to the effective date.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51* ("SFAS 160"). SFAS 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary and also establishes disclosure requirements that clearly identify and distinguish between the controlling and noncontrolling interests and requires the separate disclosure of income attributable to the controlling and noncontrolling interests. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company will apply SFAS 160 prospectively to all applicable transactions subsequent to the effective date.

Recently Adopted Accounting Standards

In October 2008, FASB issued FASB Staff Position No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active* ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS 157, in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective for the Company on December 31, 2008, for all financial assets and liabilities recognized or disclosed at fair value in its consolidated financial statements on a recurring basis. The adoption of this provision did not have a material impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment to FASB Statement No. 115* ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value of option has been elected will be recognized in earnings at each subsequent reporting date. SFAS 159 was effective for the Company on January 1, 2008. The adoption of SFAS 159 did not have a material impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS 157 which defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS 157 is effective for the Company January 1, 2008. However, in February 2008, the FASB released FASB Staff Position FAS 157-2,

Effective Date of FASB Statement No. 157 ("FSP FAS 157-2"), which delayed the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The adoption of SFAS 157 for the Company's financial assets and liabilities did not have a material impact on its consolidated financial statements. The Company does not believe the adoption of SFAS 157 for its non-financial assets and liabilities, effective January 1, 2009, will have a material impact on its consolidated financial statements.

3. Impairment of Goodwill and Intangible Assets

DPS' annual impairment analysis, performed as of December 31, 2008, resulted in non-cash charges of $1,039 million for the year ended December 31, 2008, which are reported in the line item impairment of goodwill and intangible assets in the Consolidated Statement of Operations. A summary of the impairment charges is provided below (in millions):

	For the Year Ended December 31, 2008		
	Impairment Charge	Income Tax Benefit	Impact on Net Income
Snapple brand(1)	$ 278	$(112)	$166
Distribution rights(2)	581	(220)	361
Bottling Group goodwill	180	(11)	169
Total	$1,039	$(343)	$696

(1) The Snapple brand related to the Finished Goods segment.

(2) Includes the Bottling Group's distribution rights, brand franchise rights, and bottler agreements which convey certain rights to DPS, including the rights to manufacture, distribute and sell products of the licensor within specified territories.

In accordance with SFAS No. 142, the Company conducts impairment tests of goodwill and indefinite lived intangible assets annually, as of December 31, or more frequently if circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of impairment testing DPS assigns goodwill to the reporting unit that benefits from the synergies arising from each business combination and also assigns indefinite lived intangible assets to its reporting units. The Company defines reporting units as its operating segments.

The impairment test for indefinite lived intangible assets encompasses calculating a fair value of an indefinite lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the estimated fair value, impairment is recorded. The impairment tests for goodwill include comparing a fair value of the respective reporting unit with its carrying value, including goodwill and considering any indefinite lived intangible asset impairment charges ("Step 1"). If the carrying value exceeds the estimated fair value, impairment is indicated and a second step analysis must be performed.

Fair value is measured based on what each intangible asset or reporting unit would be worth to a third party market participant. Methodologies included a combination of the income based approach and market based approach, as well as an overall consideration of market capitalization and the enterprise value of the Company. Discount rates were based on a weighted average cost of equity and cost of debt and were adjusted with various risk premiums.

The results of the Step 1 analyses performed as of December 31, 2008, indicated there was a potential impairment of goodwill in the Bottling Group reporting unit as the book value exceeded the estimated fair value. As a result, the second step ("Step 2") of the goodwill impairment test was performed for the reporting unit. The implied fair value of goodwill determined in the Step 2 analysis was determined by allocating the fair value of the reporting unit to all the assets and liabilities of the applicable reporting unit (including any unrecognized intangible assets and related deferred taxes) as if the reporting unit had been acquired in a business combination. As a result of the Step 2 analysis, the Company impaired the entire Bottling Group goodwill.

The following table summarizes the critical assumptions that were used in estimating fair value for DPS' annual impairment tests of goodwill and intangible assets performed as of December 31, 2008:

Estimated average operating income growth (2009 to 2018)	3.2%
Projected long-term operating income growth(1)	2.5%
Weighted average discount rate(2)	8.9%
Capital charge for distribution rights(3)	2.1%

(1) Represents the operating income growth rate used to determine terminal value.

(2) Represents the Company's targeted weighted average discount rate of 7.0% plus the impact of a specific reporting unit risk premiums to account for the estimated additional uncertainty associated with DPS' future cash flows. The risk premium primarily reflects the uncertainty related to: (1) the continued impact of the challenging marketplace and difficult macroeconomic conditions; (2) the volatility related to key input costs; and (3) the consumer, customer, competitor, and supplier reaction to the Company's marketplace pricing actions. Factors inherent in determining DPS' weighted average discount rate are: (1) the volatility of DPS' common stock; (2) expected interest costs on debt and debt market conditions; and (3) the amounts and relationships of targeted debt and equity capital.

(3) Represents a charge as a percent of revenues to the estimated future cash flows attributable to the Company's distribution rights for the estimated required economic returns on investments in property, plant, and equipment, net working capital, customer relationships, and assembled workforce.

Based on triggering events in the second and third quarters of 2008, the Company performed interim impairment analyses of the Snapple brand and the Bottling Group goodwill and concluded there was no impairment as of June 30 and September 30, 2008, respectively. However, deteriorating economic and market conditions in the fourth quarter triggered higher discount rates as well as lower volume and growth projections which drove the impairments of the Bottling Group goodwill, Snapple brand and the Bottling Group's distribution rights recorded in the fourth quarter. Indicative of the economic and market conditions, the Company's average stock price declined 19% in the fourth quarter as compared to the average stock price from May 7, 2008, the date of DPS' separation from Cadbury, through September 30, 2008. The impairment of the distribution rights was attributed to insufficient net economic returns above working capital, fixed assets and assembled workforce.

The results of DPS' annual impairment tests indicated that the fair value of the Company's indefinite lived intangible assets and goodwill not discussed above exceeded their carrying values and, therefore, are not impaired. See Note 9 for further information on goodwill and other intangible assets.

4. Accounting for the Separation from Cadbury

Upon separation, effective May 7, 2008, DPS became an independent company, which established a new consolidated reporting structure. For the periods prior to May 7, 2008, the Company's consolidated financial information has been prepared on a "carve-out" basis from Cadbury's consolidated financial statements using the historical results of operations, assets and liabilities, attributable to Cadbury's Americas Beverages business and including allocations of expenses from Cadbury. The results may not be indicative of the Company's future performance and may not reflect DPS' financial performance had DPS been an independent publicly-traded company during those prior periods.

In connection with the separation from Cadbury, the Company entered into a Separation and Distribution Agreement, Transition Services Agreement, Tax Sharing and Indemnification Agreement ("Tax Indemnity Agreement") and Employee Matters Agreement with Cadbury, each dated as of May 1, 2008.

Settlement of Related Party Balances

Upon the Company's separation from Cadbury, the Company settled debt and other balances with Cadbury, eliminated Cadbury's net investment in the Company and purchased certain assets from Cadbury related to DPS' business. As of December 31, 2008, the Company had receivable and payable balances with Cadbury pursuant to the Separation and Distribution Agreement, Transition Services Agreement, Tax Indemnity Agreement, and Employee Matters Agreement. The following debt and other balances were settled with Cadbury upon separation (in millions):

Related party receivable	$ 11
Notes receivable from related parties	1,375
Related party payable	(70)
Current portion of the long-term debt payable to related parties	(140)
Long-term debt payable to related parties	(2,909)
Net cash settlement of related party balances	$(1,733)

Items Impacting the Statement of Operations

The following transactions related to the Company's separation from Cadbury were included in the statement of operations for the year ended December 31, 2008 (in millions):

Transaction costs and other one time separation costs(1)	$33
Costs associated with the bridge loan facility(2)	24
Incremental tax expense related to separation, excluding indemnified taxes	11
Impact of Cadbury tax election(3)	5

(1) DPS incurred transaction costs and other one time separation costs of $33 million for the year ended December 31, 2008. These costs are included in selling, general and administrative expenses in the statement of operations.

(2) The Company incurred $24 million of costs for the year ended December 31, 2008, associated with the $1.7 billion bridge loan facility which was entered into to reduce financing risks and facilitate Cadbury's separation of the Company. Financing fees of $21 million, which were expensed when the bridge loan facility was terminated on April 30, 2008, and $5 million of interest expense were included as a component of interest expense, partially offset by $2 million in interest income while in escrow.

(3) The Company incurred a charge to net income of $5 million ($9 million tax charge offset by $4 million of indemnity income) caused by a tax election made by Cadbury in December 2008.

Items Impacting Income Taxes

The consolidated financial statements present the taxes of the Company's stand alone business and contain certain taxes transferred to DPS at separation in accordance with the Tax Indemnity Agreement agreed between Cadbury and DPS. This agreement provides for the transfer to DPS of taxes related to an entity that was part of Cadbury's confectionery business and therefore not part of DPS' historical consolidated financial statements. The consolidated financial statements also reflect that the Tax Indemnity Agreement requires Cadbury to indemnify DPS for these taxes. These taxes and the associated indemnity may change over time as estimates of the amounts change. Changes in estimates will be reflected when facts change and those changes in estimate will be reflected in the Company's statement of operations at the time of the estimate change. In addition, pursuant to the terms of the Tax Indemnity Agreement, if DPS breaches certain covenants or other obligations or DPS is involved in certain change-in-control transactions, Cadbury may not be required to indemnify the Company for any of these unrecognized tax benefits that are subsequently realized. See Note 13 for further information regarding the tax impact of the separation.

Items Impacting Equity

In connection with the Company's separation from Cadbury, the following transactions were recorded as a component of Cadbury's net investment in DPS (in millions):

	Contributions	Distributions
Legal restructuring to purchase Canada operations from Cadbury	$ —	$ (894)
Legal restructuring relating to Cadbury confectionery operations, including debt repayment	—	(809)
Legal restructuring relating to Mexico operations	—	(520)
Contributions from parent	318	—
Tax reserve provided under FIN 48 as part of separation, net of indemnity	—	(19)
Other	(59)	—
Total	$259	$(2,242)

Prior to the May 7, 2008, separation date, the Company's total invested equity represented Cadbury's interest in the recorded assets of DPS. In connection with the distribution of DPS' stock to Cadbury plc shareholders on May 7, 2008, Cadbury's total invested equity was reclassified to reflect the post-separation capital structure of $3 million par value of outstanding common stock and contributed capital of $3,133 million.

5. Acquisitions

On May 2, 2006, the Company acquired approximately 55% of the outstanding shares of DPSUBG, which, combined with the Company's pre-existing 45% ownership, resulted in the Company's full ownership of DPSUBG. DPSUBG's principal operations are the bottling and distribution of beverages produced by the Company's Beverage Concentrates and Finished Goods segments and certain beverages produced by third parties, all in North America. The Company acquired DPSUBG to strengthen the route-to-market of its North American beverage business.

The results of DPSUBG have been included in the individual line items within the Consolidated Statement of Operations from May 2, 2006. Prior to this date, the existing investment in DPSUBG was accounted for by the equity method. Refer to Note 8 for further information.

The following unaudited pro forma summary presents the results of operations as if the acquisition of DPSUBG had occurred at the beginning of the fiscal year ended December 31, 2006 (dollars in millions, except per share data). The pro forma information may not be indicative of future performance.

Net sales	$5,408
Net income	500
Earnings per common share:	
Basic	$ 1.97
Diluted	$ 1.97

The Company also acquired All American Bottling Company on June 9, 2006, Seven Up Bottling Company of San Francisco on August 7, 2006 and Southeast-Atlantic Beverage Corporation ("SeaBev") on July 11, 2007, to further strengthen the route-to-market of DPS' North American beverage business. Combined with DPSUBG, these acquisitions comprise DPS' Bottling Group segment.

6. Inventories

Inventories as of December 31, 2008 and 2007 consisted of the following (in millions):

	December 31, 2008	December 31, 2007
Raw materials	$ 78	$110
Finished goods	235	245
Inventories at FIFO cost	313	355
Reduction to LIFO cost	(50)	(30)
Inventories	$263	$325

7. Property, Plant and Equipment

Net property, plant and equipment consisted of the following as of December 31, 2008 and 2007 (in millions):

	December 31, 2008	December 31, 2007
Land	$ 84	$ 90
Buildings and improvements	272	260
Machinery and equipment	911	775
Cold drink equipment	157	124
Software	111	106
Construction-in-progress	141	119
Gross property, plant and equipment	1,676	1,474
Less: accumulated depreciation and amortization	(686)	(606)
Net property, plant and equipment	$ 990	$ 868

Building and improvements included $23 million of assets at cost under capital lease and machinery and equipment included $1 million of assets at cost under capital lease as of December 31, 2008 and 2007. The net book value of assets under capital lease was $19 million and $22 million as of December 31, 2008 and 2007, respectively.

Depreciation expense amounted to $141 million, $120 million and $94 million in 2008, 2007 and 2006, respectively. Depreciation expense was comprised of $53 million, $53 million and $45 million in cost of sales and $88 million, $67 million and $49 million in depreciation and amortization on the Consolidated Statement of Operations in 2008, 2007 and 2006, respectively.

Capitalized interest was $8 million, $6 million and $3 million during 2008, 2007 and 2006, respectively.

8. Investments in Unconsolidated Subsidiaries

The Company has an investment in a 50% owned Mexican joint venture which gives it the ability to exercise significant influence over operating and financial policies of the investee. However, the investment represents a noncontrolling ownership interest and is accounted for under the equity method of accounting. The carrying value of the investment was $12 million and $13 million as of December 31, 2008 and 2007, respectively. The Company's proportionate share of the net income resulting from its investment in the joint venture is reported under line item captioned equity in earnings of unconsolidated subsidiaries, net of tax, in the Consolidated Statements of Operations.

Additionally, the Company maintains certain investments accounted for under the cost method of accounting that have a zero cost basis in companies that it does not control and for which it does not have the ability to exercise significant influence over operating and financial policies.

Dr Pepper/Seven Up Bottling Group

Prior to the Company's acquisition of the remaining 55% of DPSUBG on May 2, 2006, the Company had an investment of approximately 45% in DPSUBG. Upon the Company's acquisition of the remaining 55%, DPSUBG became a fully-owned subsidiary and its results were combined from that date forward. Refer to Note 5 for further information. The table below summarizes DPSUBG's reported financial information for 2006 for the period prior to the Company's acquisition of the remaining 55% of DPSUBG (in millions):

	January 1, 2006 to May 1, 2006
Net sales	$708
Cost of goods sold	469
Gross profit	$239
Operating income	$ 32
Net income	$ 2

9. Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill for the year ended December 31, 2008, by reporting unit are as follows (in millions):

	Beverage Concentrates	Finished Goods	Bottling Group	Mexico and the Caribbean	Total
Balance as of December 31, 2006	$1,733	$1,222	$ 188	$37	$3,180
Acquisitions	—	—	7	—	7
Other changes	(2)	(2)	—	—	(4)
Balance as of December 31, 2007	$1,731	$1,220	$ 195	$37	$3,183
Acquisitions(1)	—	—	(8)	—	(8)
Impairment(2)	—	—	(180)	—	(180)
Other changes	2	—	(7)	(7)	(12)
Balance as of December 31, 2008	$1,733	$1,220	$ —	$30	$2,983

(1) The Company acquired SeaBev on July 11, 2007. The Company completed its fair value assessment of the assets acquired and liabilities assumed of this acquisition during the first quarter 2008, resulting in a $1 million increase in the Bottling Group's goodwill. During the second quarter of 2008, the Company made a tax election related to the SeaBev acquisition which resulted in a decrease of $9 million to the Bottling Group's goodwill.

(2) DPS' annual impairment analysis, performed as of December 31, 2008, resulted in non-cash impairment charges of $180 million for the year ended December 31, 2008, which are reported in the line item impairment of goodwill and intangible assets in the Company's consolidated statements of operations. Refer to Note 3 for further information.

The net carrying amounts of intangible assets other than goodwill as of December 31, 2008, and December 31, 2007, are as follows (in millions):

	December 31, 2008			December 31, 2007		
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Intangible assets with indefinite lives:						
Brands(1)(2)	$2,647	$ —	$2,647	$3,087	$ —	$3,087
Bottler agreements(3)	4	—	4	398	—	398
Distributor rights(4)	—	—	—	25	—	25
Intangible assets with finite lives:						
Brands	29	(21)	8	29	(17)	12
Customer relationships	76	(33)	43	76	(20)	56
Bottler agreements(5)	24	(14)	10	57	(19)	38
Distributor rights	2	(2)	—	2	(1)	1
Total	$2,782	$(70)	$2,712	$3,674	$(57)	$3,617

(1) Brands consisted of indefinite lived brands of $2,647 million and $2,943 million and indefinite lived brand franchise rights of zero and $144 million as of December 31, 2008 and 2007, respectively.

(2) In 2008, intangible brands with indefinite lives decreased due to a $278 million impairment of the Snapple brand, $144 million impairment of brand franchise rights and an $18 million change in foreign currency. Refer to Note 3 for further information.

(3) In 2008, intangible bottler agreements with indefinite lives decreased primarily due to a $412 million impairment of the bottler agreements. Refer to Note 3 for further information.

(4) In 2008, distribution rights with indefinite lives decreased due to a $25 million impairment of distribution rights. Refer to Note 3 for further information.

(5) Certain reclassifications of bottler agreements were made in 2008 based on a change in estimate which impacted both the intangible balances and related accumulated amortization.

As of December 31, 2008, the weighted average useful lives of intangible assets with finite lives were 10 years, 7 years and 7 years for brands, customer relationships and bottler agreements, respectively. Amortization expense for intangible assets was $28 million, $30 million and $19 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Amortization expense of these intangible assets over the next five years is expected to be the following (in millions):

2009	$18
2010	18
2011	9
2012	4
2013	4

In 2007, following the termination of the Company's distribution agreements for glaceau products, DPS received a payment of approximately $92 million and recognized a net gain of $71 million after the write-off of associated assets.

10. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consisted of the following as of December 31, 2008, and December 31, 2007 (in millions):

	December 31, 2008	December 31, 2007
Trade accounts payable	$234	$278
Customer rebates	177	200
Accrued compensation	86	127
Insurance reserves	59	45
Third party interest accrual and interest rate swap liability	58	—
Other current liabilities	182	162
Accounts payable and accrued expenses	$796	$812

11. Long-term Obligations

The following table summarizes the Company's long-term debt obligations as of December 31, 2008 and 2007 (in millions):

	December 31, 2008	December 31, 2007
Senior unsecured notes	$1,700	$ —
Revolving credit facility	—	—
Senior unsecured term loan A facility	1,805	—
Debt payable to Cadbury(1)	—	3,019
Less — current portion	—	(126)
Subtotal	3,505	2,893
Long-term capital lease obligations	17	19
Long-term debt	$3,522	$2,912

(1) In connection with the Company's separation from Cadbury on May 7, 2008, all debt payable to Cadbury was repaid.

On March 10, 2008, the Company entered into arrangements with a group of lenders to provide an aggregate of $4.4 billion in senior financing. The arrangements consisted of a term loan A facility, a revolving credit facility and a bridge loan facility.

On April 11, 2008, these arrangements were amended and restated. The amended and restated arrangements consist of a $2.7 billion senior unsecured credit agreement that provided a $2.2 billion term loan A facility and a $500 million revolving credit facility (collectively, the "senior unsecured credit facility") and a 364-day bridge credit agreement that provided a $1.7 billion bridge loan facility.

During 2008, the Company completed the issuance of $1.7 billion aggregate principal amount of senior unsecured notes consisting of $250 million aggregate principal amount of 6.12% senior notes due 2013, $1.2 billion aggregate principal amount of 6.82% senior notes due 2018, and $250 million aggregate principal amount of 7.45% senior notes due 2038.

The following is a description of the senior unsecured credit facility and the senior unsecured notes. The summaries of the senior unsecured credit facility and the senior unsecured notes are qualified in their entirety by the specific terms and provisions of the senior unsecured credit agreement and the indenture governing the senior unsecured notes, respectively, copies of which are included as exhibits to this Annual Report on Form 10-K.

Senior Unsecured Credit Facility

The Company's senior unsecured credit agreement provides senior unsecured financing of up to $2.7 billion, consisting of:

- a senior unsecured term loan A facility in an aggregate principal amount of $2.2 billion with a term of five years; and
- a revolving credit facility in an aggregate principal amount of $500 million with a maturity in 2013. The revolving credit facility was undrawn as of December 31, 2008 except to the extent utilized by letters of credit. Up to $75 million of the revolving credit facility is available for the issuance of letters of credit, of which $38 million was utilized as of December 31, 2008.

During 2008, DPS borrowed $2.2 billion under the term loan A facility. The Company made combined mandatory and optional repayments toward the principal totaling $395 million for the year ended December 31, 2008.

Borrowings under the senior unsecured credit facility bear interest at a floating rate per annum based upon the London interbank offered rate for dollars ("LIBOR") or the alternate base rate ("ABR"), in each case plus an applicable margin which varies based upon the Company's debt ratings, from 1.00% to 2.50%, in the case of LIBOR loans and 0.00% to 1.50% in the case of ABR loans. The alternate base rate means the greater of (a) JPMorgan Chase Bank's prime rate and (b) the federal funds effective rate plus one half of 1%. Interest is payable on the last day of the interest period, but not less than quarterly, in the case of any LIBOR loan and on the last day of March, June, September and December of each year in the case of any ABR loan. The average interest rate for the year ended December 31, 2008, was 4.9%. Interest expense was $85 million for the year ended December 31, 2008, including amortization of deferred financing costs of $10 million.

The Company utilizes interest rate swaps, effective September 30, 2008, to convert variable interest rates to fixed rates. The notional amounts of the swaps are $500 million and $1,200 million with durations of six months and 15 months, respectively. See Note 18 for further information regarding derivatives.

An unused commitment fee is payable quarterly to the lenders on the unused portion of the commitments in respect of the revolving credit facility equal to 0.15% to 0.50% per annum, depending upon the Company's debt ratings. The Company incurred $1 million in unused commitment fees for the year ended December 31, 2008. Additionally, interest expense included $2 million for amortization of deferred financing costs associated with the revolving credit facility.

The Company is required to pay annual amortization in equal quarterly installments on the aggregate principal amount of the term loan A equal to: (i) 10%, or $220 million, per year for installments due in the first and second years following the initial date of funding, (ii) 15%, or $330 million, per year for installments due in the third and fourth years following the initial date of funding, and (iii) 50%, or $1.1 billion, for installments due in the fifth year following the initial date of funding. Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity.

All obligations under the senior unsecured credit facility are guaranteed by substantially all of the Company's existing and future direct and indirect domestic subsidiaries.

The senior unsecured credit facility contains customary negative covenants that, among other things, restrict the Company's ability to incur debt at subsidiaries that are not guarantors; incur liens; merge or sell, transfer, lease or otherwise dispose of all or substantially all assets; make investments, loans, advances, guarantees and acquisitions; enter into transactions with affiliates; and enter into agreements restricting its ability to incur liens or the ability of subsidiaries to make distributions. These covenants are subject to certain exceptions described in the senior credit agreement. In addition, the senior unsecured credit facility requires the Company to comply with a maximum total leverage ratio covenant and a minimum interest coverage ratio covenant, as defined in the senior credit agreement. The senior unsecured credit facility also contains certain usual and customary representations and warranties, affirmative covenants and events of default. As of December 31, 2008, the Company was in compliance with all covenant requirements.

Senior Unsecured Notes

During 2008, the Company completed the issuance of $1.7 billion aggregate principal amount of senior unsecured notes consisting of $250 million aggregate principal amount of 6.12% senior notes due 2013, $1.2 billion aggregate principal amount of 6.82% senior notes due 2018, and $250 million aggregate principal amount of 7.45% senior notes due 2038. The weighted average interest cost of the senior unsecured notes is 6.8%. Interest on the senior unsecured notes is payable semi-annually on May 1 and November 1 and is subject to adjustment. Interest expense was $78 million for the year ended December 31, 2008, including amortization of deferred financing costs of $1 million.

The indenture governing the senior unsecured notes, among other things, limits the Company's ability to incur indebtedness secured by principal properties, to enter into certain sale and lease back transactions and to enter into certain mergers or transfers of substantially all of DPS' assets. The senior unsecured notes are guaranteed by substantially all of the Company's existing and future direct and indirect domestic subsidiaries.

On May 7, 2008, upon the Company's separation from Cadbury, the borrowings under the term loan A facility and the net proceeds of the senior unsecured notes were released to DPS from collateral accounts and escrow accounts. The Company used the funds to settle with Cadbury related party debt and other balances, eliminate Cadbury's net investment in the Company, purchase certain assets from Cadbury related to DPS' business and pay fees and expenses related to the Company's credit facilities.

Bridge Loan Facility

The Company's bridge credit agreement provided a senior unsecured bridge loan facility in an aggregate principal amount of $1.7 billion with a term of 364 days from the date the bridge loan facility is funded.

On April 11, 2008, DPS borrowed $1.7 billion under the bridge loan facility to reduce financing risks and facilitate Cadbury's separation of the Company. All of the proceeds from the borrowings were placed into interest-bearing collateral accounts. On April 30, 2008, borrowings under the bridge loan facility were released from the collateral account containing such funds and returned to the lenders and the 364-day bridge loan facility was terminated. For the year ended December 31, 2008, the Company incurred $24 million of costs associated with the bridge loan facility. Financing fees of $21 million, which were expensed when the bridge loan facility was terminated, and $5 million of interest expense were included as a component of interest expense. These costs were partially offset as the Company earned $2 million in interest income on the bridge loan while in escrow.

Capital Lease Obligations

Long-term capital lease obligations totaled $17 million and $19 million as of December 31, 2008, and December 31, 2007, respectively. Current obligations related to the Company's capital leases were $2 million as of December 31, 2008, and December 31, 2007, and were included as a component of accounts payable and accrued expenses.

Long-Term Debt Maturities

As of December 31, 2008, the aggregate amounts of required principal payments on long-term obligations, excluding capital leases, are as follows (in millions):

2009	$ —
2010	292
2011	330
2012	908
2013	525
Thereafter	1,450

Debt Payable to Cadbury

Prior to separation from Cadbury, the Company had a variety of debt agreements with other wholly-owned subsidiaries of Cadbury that were unrelated to DPS' business. As of December 31, 2007, outstanding debt totaled $3,019 million with $126 million recorded in current portion of long-term debt payable to related parties. Refer to Note 24 for further information.

12. Other Non-Current Assets and Other Non-Current Liabilities

Other non-current assets consisted of the following as of December 31, 2008, and December 31, 2007 (in millions):

	December 31, 2008	December 31, 2007
Long-term receivables from Cadbury	$386	$ —
Deferred financing costs, net	66	—
Customer incentive programs	83	86
Other	29	14
Other non-current assets	$564	$100

Other non-current liabilities consisted of the following as of December 31, 2008 and 2007 (in millions):

	December 31, 2008	December 31, 2007
Long-term payables due to Cadbury	$112	$ —
Liabilities for unrecognized tax benefits	515	111
Long-term pension and postretirement liability	89	14
Other	11	11
Other non-current liabilities	$727	$136

13. Income Taxes

(Loss) income before provision for income taxes and equity in earnings of unconsolidated subsidiaries was as follows (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
U.S.	$(534)	$650	$698
Non-U.S.	159	167	107
Total	$(375)	$817	$805

The provision for income taxes attributable to continuing operations has the following components (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Current:			
Federal	$ 111	$199	$220
State	43	33	40
Non-U.S.	37	41	23
Total current provision	191	273	283
Deferred:			
Federal	(223)	29	10
State	(36)	4	7
Non-U.S.	7	16	(2)
Total deferred provision	(252)	49	15
Total provision for income taxes	$ (61)	$322	$298

In 2008, 2007 and 2006, the reported amount of income tax expense is different from the amount of income tax expense that would result from applying the federal statutory rate due principally to state taxes, tax reserves and the deduction for domestic production activity. Additionally, with respect to 2008, the most significant difference is the impairment of goodwill and intangible assets. Refer to Note 3 for further information.

The following is a reconciliation of income taxes computed at the U.S. federal statutory tax rate to the income taxes reported in the consolidated statement of operations (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Statutory federal income tax of 35%	$(131)	$ 287	$ 283
State income taxes, net	(1)	26	28
Impact of non-U.S. operations	(8)	(2)	(18)
Impact of impairments	53	—	—
Indemnified taxes(1)	19	27	—
Other(2)	7	(16)	5
Total provision for income taxes	$ (61)	$ 322	$ 298
Effective tax rate	16.3%	39.4%	37.0%

(1) Amounts represent tax expense recorded by the Company for which Cadbury is obligated to indemnify DPS under the Tax Indemnity Agreement

(2) Included in other items is $16 million of non-indemnified tax expense the Company recorded in the year ended December 31, 2008, driven by separation related transactions.

Deferred income taxes reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting basis using enacted tax rates in effect for the year in which the temporary differences are expected to reverse.

Deferred tax assets (liabilities), as determined under the provision of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, were comprised of the following as of December 31, 2008 and 2007 (in millions):

	December 31,	
	2008	2007
Deferred income tax assets:		
Pension and postretirement benefits	$ 36	$ —
Accrued liabilities	56	61
Compensation	27	33
Other	85	77
	$ 204	$ 171
Deferred income tax liabilities:		
Intangible assets	(816)	(1,269)
Fixed assets	(115)	(124)
Other	—	(13)
	(931)	(1,406)
Valuation allowance	(21)	—
Net deferred income tax asset (liability)	$(748)	$(1,235)

The Company's net deferred tax liability decreased by $487 million from December 31, 2007, driven principally by the impairment of goodwill and intangible assets and separation related transactions. The impairment of goodwill and intangible assets resulted in a reduction of $343 million to the Company's net deferred tax liability. Furthermore, in association with the Company's separation from Cadbury, the carrying amounts of certain of its Canadian assets were stepped up in accordance with current Canadian law for tax purposes. A deferred tax asset of $173 million was established reflecting enacted Canadian tax legislation. The balance of this deferred tax asset was $122 million as of December 31, 2008, due to amortization of the intangible asset and changes in the foreign exchange rate. DPS' cash tax benefit received from the amortization of the stepped up assets will be remitted to Cadbury or one of its subsidiaries under the Tax Indemnity Agreement. On this basis, a $130 million payable by DPS to Cadbury was established under long term liabilities to reflect the potential liability. The balance of this payable was $109 million as of December 31, 2008, due to changes in the foreign exchange rate. However, anticipated legislation in Canada could result in a future write down of the deferred tax asset which would be partly offset by a write down of the liability due to Cadbury.

As of December 31, 2008, the Company had $10 million in tax effected state and local net operating loss and state credit carryforwards. The state and local non operating loss carryforwards expire from 2009 through 2028. The state tax credit carryforward expires in 2027.

As of December 31, 2008, undistributed earnings considered to be permanently reinvested in non-U.S. subsidiaries totaled approximately $124 million. Deferred income taxes have not been provided on this income as the Company believes these earnings to be permanently reinvested. It is not practicable to estimate the amount of additional tax that might be payable on these undistributed foreign earnings.

The Company had a deferred tax valuation allowance of $21 million and $0 as of December 31, 2008 and 2007, respectively. The valuation allowance is primarily related to a foreign operation and was established as part of the separation transaction.

The Company files income tax returns in various U.S. federal, state and local jurisdictions. The Company also files income tax returns in various foreign jurisdictions, principally Canada and Mexico. The U.S. and most state and local income tax returns for years prior to 2003 are considered closed to examination by applicable tax authorities. Federal income tax returns for 2003, 2004 and 2005 are currently under examination by the Internal Revenue Service. Canadian income tax returns are open for audit for the 2008 tax year, while the Mexican income tax returns are open for tax years 2002 and forward.

In accordance with FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement 109* ("FIN 48"), $515 million of unrecognized tax benefits were included in other non-current liabilities and $2 million of unrecognized tax benefits were included in current liabilities as of December 31, 2008. DPS holds $357 million (gross unrecognized benefit of $385 million, less state income tax and interest expense offsets of $28 million) of unrecognized tax benefits established in connection with its separation from Cadbury. Under the Tax Indemnity Agreement, Cadbury agreed to indemnify DPS for this and other tax liabilities and, accordingly, the Company has recorded a long-term receivable due from Cadbury as a component of other non-current assets. These taxes and the associated indemnity may change over time as estimates of the amounts change. Changes in estimates will be reflected when facts change and those changes in estimate will be reflected in the Company's statement of operations at the time of the estimate change. In addition, pursuant to the terms of the Tax Indemnity Agreement, if DPS breaches certain covenants or other obligations or DPS is involved in certain change-in-control transactions, Cadbury may not be required to indemnify the Company for any of these unrecognized tax benefits that are subsequently realized.

The following is reconciliation of the changes in the gross balance of unrecognized tax benefits amounts during 2008 (in millions):

Balance as of January 1, 2007	$ 70
Tax position taken in current period:	
Gross increases	30
Tax position taken in prior periods:	
Gross increases	11
Gross decreases	(9)
Settlements with taxing authorities — cash paid	(4)
Balance as of December 31, 2007	98
Tax position taken in current period:	
Gross increases	396
Tax position taken in prior periods:	
Gross increases	23
Gross decreases	(27)
Lapse of applicable statute of limitations	(7)
Balance as of December 31, 2008	$483

The gross balance of unrecognized tax benefits of $483 million excluded $41 million of offsetting tax benefits. The net unrecognized tax benefits of $442 million, if recognized, would benefit the effective income tax rate. It is reasonably possible that the effective tax rate will be impacted by the resolution of some matters audited by various taxing authorities within the next twelve months, but a reasonable estimate of such impact can not be made at this time.

The Company accrues interest and penalties on its uncertain tax positions as a component of its provision for income taxes. The amount of interest and penalties recognized in the Statement of Operations for uncertain tax positions was $18 million and ($2) million for 2008 and 2007, respectively. The Company had a total of $33 million and $12 million accrued for interest and penalties for its uncertain tax positions as of December 31, 2008 and 2007, respectively.

14. Restructuring Costs

The Company implements restructuring programs from time to time and incurs costs that are designed to improve operating effectiveness and lower costs. When the Company implements these programs, it incurs various charges, including severance and other employment related costs.

Restructuring charges incurred during the years ended December 31, 2008, 2007 and 2006 were as follows (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Organizational restructuring	$39	$32	$—
Integration of the Bottling Group	10	21	18
Integration of technology facilities	7	4	—
Facility Closure	1	6	—
Process outsourcing	—	6	—
Corporate restructuring	—	3	7
Other	—	4	2
Total restructuring charges	$57	$76	$27

The Company does not expect to incur significant additional non-recurring charges over the next 12 months with respect to the restructuring items listed above.

Restructuring liabilities are included in accounts payable and accrued expenses on the Consolidated Balance Sheets. Restructuring liabilities as of December 31, 2008, 2007, and 2006, along with charges to expense, cash payments and non-cash charges for those years were as follows (in millions):

	Workforce Reduction Costs	External Consulting	Closure Costs	Other	Total
Balance as of January 1, 2006	$ 1	$ —	$—	$ 1	$ 2
2006 Charges to expense	9	9	1	8	27
2006 Cash payments	(7)	(12)	(1)	(6)	(26)
Non-cash items	(1)	3	—	(3)	(1)
Balance as of December 31, 2006	2	—	—	—	2
2007 Charges to expense	47	10	5	14	76
2007 Cash payments	(22)	(13)	(5)	(12)	(52)
Non-cash items	2	4	—	(2)	4
Balance as of December 31, 2007	29	1	—	—	30
2008 Charges to expense	30	3	1	23	57
2008 Cash payments	(37)	(4)	(1)	(15)	(57)
Non-cash items	(16)	—	—	(6)	(22)
Balance as of December 31, 2008	$ 6	$ —	$—	$ 2	$ 8

Organizational Restructuring

The Company initiated a restructuring program in the fourth quarter of 2007 intended to create a more efficient organization which resulted in the reduction of employees in the Company's corporate, sales and supply chain functions. The table below summarizes the charges for the years ended December 31, 2008 and 2007 and the cumulative costs to date by operating segment (in millions). The Company does not expect to incur significant additional charges related to the organizational restructuring.

	Costs for the Year Ended December 31,		Cumulative Costs to Date
	2008	2007	
Beverage Concentrates	$19	$15	$34
Finished Goods	9	6	15
Bottling Group	—	4	4
Mexico and the Caribbean	1	1	2
Corporate	10	6	16
Total	$39	$32	$71

Integration of the Bottling Group

In conjunction with the formation of the Bottling Group segment in 2006, the Company began the integration of the Bottling Group business, which included standardization of processes within the Bottling Group as well as integration of the Bottling Group with the other operations of the Company. The table below summarizes the charges for the years ended December 31, 2008, 2007 and 2006 and the cumulative costs to date by operating segment (in millions). The Company does not expect to incur significant additional charges related to the integration of the bottling group.

	Costs for the Year Ended December 31,			Cumulative Costs to Date
	2008	2007	2006	
Bottling Group	$ 8	$12	$ 6	$26
Beverage Concentrates	2	9	6	17
Corporate	—	—	6	6
Total	$10	$21	$18	$49

Integration of Technology Facilities

In 2007, the Company began a program to integrate its technology facilities. Charges for the integration of technology facilities were $7 million for the year ended December 31, 2008, and $4 million for the year ended December 31, 2007. The Company has incurred $11 million to date and does not expect to incur significant additional charges related to the integration of technology facilities.

Facility Closure

The Company closed a facility related to the Finished Goods segment's operations in 2007. Charges were $1 million and $6 million for the years ended December 31, 2008 and 2007, respectively. The Company has incurred $7 million to date and does not expect to incur significant additional charges related to the closure of the facility.

Process Outsourcing

In 2007, the Company incurred $6 million in costs related to restructuring actions to outsource the activities of Mexico and the Caribbean's warehousing and distribution processes. The Company does not expect to incur significant additional charges related to this program.

Corporate Restructuring

In 2005 and 2006, the Company initiated corporate organizational restructuring programs. Charges for these restructuring programs were $3 million and $7 million for the year ended December 31, 2007 and 2006, respectively. The Company does not expect to incur significant additional charges related to these programs.

15. Employee Benefit Plans

Pension and Postretirement Plans

The Company has U.S. and foreign pension and postretirement benefit plans which provide benefits to a defined group of employees at the discretion of the Company. As of December 31, 2008, the Company had twelve stand-alone non-contributory defined benefit plans and six stand-alone postretirement health care plans. Each plan has a measurement date of December 31. To participate in the defined benefit plans, eligible employees must have been employed by the Company for at least one year. The postretirement benefits are limited to qualified expenses and are subject to deductibles, co-payment provisions, and lifetime maximum amounts on coverage. Employee benefit plan obligations and expenses included in the consolidated financial statements are determined from actuarial analyses based on plan assumptions, employee demographic data, including years of service and compensation, benefits and claims paid and employer contributions. Additionally, the Company participates in various multi-employer defined benefit plans.

Prior to the separation from Cadbury, certain employees of the Company participated in five defined benefit plans and one postretirement health care plan sponsored by Cadbury. Effective January 1, 2008, the Company separated these commingled plans which historically contained participants of both the Company and other Cadbury global companies into separate single employer plans sponsored by DPS. As a result, the Company re-measured the projected benefit obligation of the separated pension plans and recorded the assumed liabilities and assets based on the number of participants associated with DPS. The separation of the commingled plans into stand alone plans resulted in an increase of approximately $71 million to other non-current liabilities and a decrease of approximately $66 million to Accumulated Other Comprehensive Income (Loss) ("AOCI"), a component of stockholders equity.

On January 1, 2008, the Company adopted the measurement provisions of SFAS 158. SFAS 158 requires that assumptions used to measure the Company's annual pension and postretirement medical expenses be determined as of the balance sheet date and all plan assets and liabilities be reported as of that date. For fiscal years ending December 31, 2007, and prior, a majority of the Company's pension and other postretirement plans used a September 30 measurement date and all plan assets and obligations were generally reported as of that date. On January 1, 2008, the Company elected the transition method under which DPS re-measured the defined benefit pension plan assets and obligations as of January 1, 2008, the first day of the 2008 fiscal year, for plans that previously had a measurement date other than December 31. As a result of implementing the measurement date provisions of SFAS 158, the Company recorded a charge of less than $1 million to Retained Earnings and an increase of approximately $2 million ($3 million gross, net of $1 million tax benefit), to AOCI.

In 2008, DPS' Compensation Committee approved the suspension of two of the Company's principal defined benefit pension plans. Effective December 31, 2008, participants in the plans will not earn additional benefits for future services or salary increases. However, current participants will be eligible for an enhanced employer contribution within DPS' Savings Incentive Plan effective January 1, 2009. The Company recorded a pension curtailment gain of less than $1 million. Additionally, the Company recorded approximately $16 million in 2008 related to pension plan settlements that resulted from the organizational restructuring program initiated in the fourth quarter of 2007.

The total pension and postretirement defined benefit costs recorded in the Company's Statement of Operations for the years ended December 31, 2008, 2007 and 2006 were as follows (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Net Periodic Benefit Costs(1)			
Pension plans(2)	$31	$—	$ 2
Postretirement plans	2	—	—
Multi-employer plans	4	26	29
Total	$37	$26	$31

(1) Effective January 1, 2008, the Company separated commingled pension and post retirement plans which contained participants of both the Company and other Cadbury companies into separate stand alone plans sponsored by DPS. The net periodic benefit costs associated with these plans for the years ended December 31, 2007 and 2006 are reflected as multi-employer plan expense in the table above.

(2) The Company recorded approximately $16 million in 2008 related to pension plan settlements that resulted from an organizational restructuring program.

The following tables set forth amounts recognized in the Company's financial statements and the plans' funded status for the years ended December 31, 2008 and 2007 (in millions):

	Pension Plans		Postretirement Benefit Plans	
	2008	2007	2008	2007
Projected Benefit Obligations				
As of beginning of year	$ 66	$76	$ 9	$ 8
Impact from the separation of commingled plans into stand alone plans(1)	254	—	17	—
Impact of changing measurement date(2)	(1)	—	(1)	—
Service cost	11	2	1	—
Interest cost	19	4	1	—
Actuarial (gain)/loss	(27)	(6)	2	2
Benefits paid	(8)	(3)	(3)	(1)
Currency exchange adjustments	(4)	2	(1)	—
Curtailments/settlements	(80)	(9)	—	—
As of end of year	$230	$66	$ 25	$ 9
Fair Value of Plan Assets				
As of beginning of year	$ 70	$72	$ —	$—
Impact from the separation of commingled plans into stand alone plans(1)	194	—	6	—
Impact of changing measurement date(2)	(5)	—	—	—
Actual return of plan assets	(67)	6	(2)	—
Employer contribution	26	3	2	1
Plan participants' contributions	—	—	1	—
Benefits paid	(8)	(3)	(3)	(1)
Currency exchange adjustments	(3)	1	—	—
Curtailments/settlements	(45)	(9)	—	—
As of end of year	$162	$70	$ 4	$—
Funded status of plan / net amount recognized	$(68)	$ 4	$(21)	$(9)
Funded status — overfunded	$ 2	$10	$ —	$—
Funded status — underfunded	(70)	(6)	(21)	(9)
Net amount recognized consists of:				
Non-current assets	$ 2	$10	$ —	$—
Current liabilities	(1)	—	(1)	(1)
Non-current liabilities	(69)	(6)	(20)	(8)
Net amount recognized	$(68)	$ 4	$(21)	$(9)

(1) Effective January 1, 2008, the Company separated commingled pension and post retirement plans which contained participants of both the Company and other Cadbury companies into separate stand alone plans sponsored by DPS. As a result, the Company re-measured the projected benefit obligation.

(2) In accordance with SFAS 158, the Company elected the transition method under which DPS re-measured the plan obligations and plan assets as of January 1, 2008, the first day of the 2008 fiscal year, for plans that previously had a measurement date other than December 31.

The accumulated benefit obligations for the defined benefit pension plans were $230 million and $65 million at December 31, 2008 and 2007, respectively. The pension plan assets and the projected benefit obligations of DPS' U.S. plans represent approximately 93 percent of the total plan assets and the total projected benefit obligation of all plans combined. The following table summarizes key pension plan information regarding plans whose accumulated benefit obligations exceed the fair value of their respective plan assets (in millions):

	2008	2007
Aggregate projected benefit obligation	$228	$27
Aggregate accumulated benefit obligation	228	27
Aggregate fair value of plan assets	158	22

The following table summarizes the components of the net periodic benefit cost and changes in plan assets and benefit obligations recognized in Other Comprehensive Income ("OCI") for the stand alone U.S. and foreign plans for the years ended December 31, 2008, 2007 and 2006 (in millions):

	Pension Plans			Postretirement Benefit Plans		
	For the Year Ended December 31,					
	2008	2007	2006	2008	2007	2006
Net Periodic Benefit Costs(1)						
Service cost	$ 11	$ 2	$ 2	$ 1	$—	$ —
Interest cost	19	4	3	1	—	—
Expected return on assets	(19)	(5)	(3)	—	—	—
Amortization of actuarial (gain)/loss	3	—	—	—	—	—
Amortization of prior service cost/(credit)	1	—	—	—	—	—
Curtailment/settlements	16	(1)	—	—	—	—
Net periodic benefit costs	$ 31	$—	$ 2	$ 2	$—	$ —
Changes Recognized in OCI(1)						
Curtailment effects	$(34)	$—	N/A	$—	$ (1)	N/A
Settlements	(16)	1	N/A	—	—	N/A
Current year actuarial (gain)/loss	60	(6)	N/A	5	1	N/A
Recognition of actuarial gain/(loss)	(3)	—	N/A	—	—	N/A
Current year prior service (credit)/cost	—	—	N/A	—	—	N/A
Recognition of prior service credit/(cost)	(1)	—	N/A	—	—	N/A
Total recognized in OCI	$ 6	$ (5)	N/A	$ 5	$—	N/A

(1) Effective January 1, 2008, the Company separated commingled pension and post retirement plans which contained participants of both the Company and other Cadbury companies into separate stand alone plans sponsored by DPS. The net periodic benefit costs associated with these plans prior to the separation are detailed below as a component of multi-employer plan costs for 2007 and 2006.

The estimated net actuarial loss and prior service cost for the defined benefit plans that will be amortized from accumulated other comprehensive loss into periodic benefit cost in 2009 are approximately $5 million and less than $1 million, respectively.

The following table summarizes amounts included in AOCI for the plans as of December 31, 2008 and 2007 (in millions):

	Pension Plans		Postretirement Benefit Plans	
	2008	2007	2008	2007
Prior service cost (gains)	$ 1	$2	$(1)	$(1)
Net losses (gains)	71	3	8	—
Amounts in AOCI	$72	$5	$ 7	$(1)

The following table summarizes the contributions made to the Company's pension and other postretirement benefit plans for the years ended December 31, 2008 and 2007, as well as the projected contributions for the year ending December 31, 2009 (in millions):

	Projected	Actual	
	2009	2008	2007
Pension Plans	$41	$26	$3
Postretirement benefit Plans	2	2	1
Total	$43	$28	$4

The following table summarizes the expected future benefit payments cash activity for the Company's pension and postretirement benefit plans in the future (in millions):

	2009	2010	2011	2012	2013	2014-2018
Pension plans	$14	$16	$16	$17	$20	$105
Postretirement benefit plans	2	2	2	1	2	10

Actuarial Assumptions

The following table summarizes the weighted-average assumptions used to determine benefit obligations at the plan measurement dates for U.S. plans:

	Pension Plans		Postretirement Benefit Plans	
	2008	2007	2008	2007
Weighted-average discount rate	6.50%	6.20%	6.50%	6.20%
Rate of increase in compensation levels	3.50%	N/A	N/A	N/A

The following table summarizes the weighted average actuarial assumptions used to determine the net periodic benefit costs for U.S. plans for the years ended December 31, 2008, 2007 and 2006:

	Pension Plans			Postretirement Benefit Plans		
	2008	2007	2006	2008	2007	2006
Weighted-average discount rate	6.00%	5.90%	5.72%	6.00%	5.90%	5.90%
Expected long-term rate of return on assets	7.30%	7.30%	7.53%	7.30%	N/A	N/A
Rate of increase in compensation levels	3.50%	N/A	N/A	N/A	N/A	4.00%

The following table summarizes the weighted-average assumptions used to determine benefit obligations at the plan measurement dates for foreign plans:

	Pension Plans		Postretirement Benefit Plans	
	2008	2007	2008	2007
Weighted-average discount rate	6.98%	6.06%	6.25%	5.25%
Rate of increase in compensation levels	3.90%	3.81%	N/A	3.50%

The following table summarizes the weighted average actuarial assumptions used to determine the net periodic benefit costs for foreign plans for the years ended December 31, 2008, 2007, and 2006:

	Pension Plans			Postretirement Benefit Plans		
	2008	2007	2006	2008	2007	2006
Weighted-average discount rate	7.14%	6.06%	5.98%	5.25%	5.25%	5.98%
Expected long-term rate of return on assets	7.66%	7.56%	7.61%	N/A	N/A	N/A
Rate of increase in compensation levels	4.23%	3.81%	4.13%	N/A	3.50%	4.50%

The following table summarizes the health care cost trend rate assumptions used to determine the postretirement benefit obligation for U.S. and foreign plans:

Health care cost trend rate assumed for 2009 (Initial Rate)	9.00%
Rate to which the cost trend rate is assumed to decline (Ultimate Rate)	5.00%
Year that the rate reaches the ultimate trend rate	2016

The effect of a 1% increase or decrease in health care trend rates on the U.S. and foreign postretirement benefit plans would change the benefit obligation at the end of the year and the service cost plus interest cost by less than $1 million.

The pension assets of DPS' U.S. plans represent approximately 93 percent of the total pension plan assets. The asset allocation for the U.S. defined benefit pension plans for December 31, 2008 and 2007 are as follows:

	Target	Actual	
Asset Category	2009	2008	2007
Equity securities	60%	49%	60%
Fixed income	40%	51%	40%
Total	100%	100%	100%

The Company has established formal investment policies for the assets associated with defined benefit plans. The Company's pension investment policy and strategy are mandated by the Investment Committee. DPS' pension plan investment strategy includes the use of actively-managed securities and is reviewed annually based upon changes in plan liabilities, an evaluation of market conditions, tolerance for risk and cash requirements for benefit payments. DPS' investment objective is to have funds available to meet the plans' benefit obligations when they become due. The overall investment strategy is to prudently invest plan assets in high-quality and diversified equity and debt securities to achieve the investment objective. DPS employs certain equity strategies which, in addition to investments in U.S. and international common and preferred stock, include investments in certain equity and debt-based securities used collectively to generate returns in excess of certain equity-based indices. None of the current assets are invested directly in equity or debt instruments issued by DPS, although it is possible that insignificant indirect investments exist through its broad market indices. The equity and fixed income investments under DPS sponsored pension plan assets are currently well diversified across all areas of the equity market and consist of both corporate and U.S. government bonds. The pension plans currently do not invest directly in any derivative investments.

The expected long-term rate of return on U.S. pension fund assets held by the Company's pension trusts was determined based on several factors, including input from pension investment consultants and projected long-term returns of broad equity and bond indices. The plans' historical returns were also considered. The expected long-term rate of return on the assets in the plans was based on an asset allocation assumption of about 60% with equity managers, with expected long-term rates of return of approximately 8.5%, and 40% with fixed income managers, with an expected long-term rate of return of about 5.5%. The actual asset allocation is regularly reviewed and periodically rebalanced to the targeted allocation when considered appropriate. Actual investment allocations may vary from the Company's target investment allocations due to prevailing market conditions.

Multi-employer Plans

Prior to the separation from Cadbury, certain employees of the Company participated in defined benefit plans and postretirement health care plans sponsored by Cadbury. Effective January 1, 2008, the Company separated these commingled plans which historically contained participants of both the Company and other Cadbury global companies into stand alone plans sponsored by DPS. These plans were accounted for as multi-employer plans prior to 2008. The following table summarizes the components of net periodic benefit cost related to the U.S. multi-employer plans sponsored by Cadbury recognized in the Consolidated Statements of Operations during 2007 and 2006 (in millions):

	Pension Plans		Postretirement Benefit Plans	
	2007	2006	2007	2006
Service cost	$ 13	$ 12	$ 1	$ 1
Interest cost	17	15	1	1
Expected return on assets	(13)	(10)	(1)	—
Recognition of actuarial gain	5	5	—	—
Curtailments/settlements	—	2	—	—
Net periodic benefit costs	$ 22	$ 24	$ 1	$ 2

Each individual component and the total periodic benefit cost for the foreign multi-employer plans sponsored by Cadbury were less than $1 million for all periods presented in the table above.

The contributions paid into the U.S. and foreign multi-employer plans on the Company's behalf by Cadbury were $30 million each for 2007 and 2006.

The Company participates in a number of trustee-managed multi-employer defined benefit pension plans for employees under certain collective bargaining agreements. Contributions paid into the multi-employer plans are expensed as incurred and were approximately $4 million for the year ended December 31, 2008, and approximately $3 million each for the years ended December 31, 2007 and 2006.

Savings Incentive Plan

The Company sponsors a 401(k) Retirement Plan that covers substantially all employees who meet certain eligibility requirements. This plan permits both pretax and after-tax contributions, which are subject to limitations imposed by Internal Revenue Service regulations. The Company matches employees' contributions up to specified levels. The Company's contributions to this plan were approximately $13 million in 2008, $12 million in 2007 and $6 million in 2006.

16. Stock-Based Compensation and Cash Incentive Plans

Stock-Based Compensation

Stock-based compensation expense for years ended December 31, 2008, 2007 and 2006, has been determined based on SFAS 123(R), which requires the recognition of compensation expense in the Consolidated Statements of Operations related to the fair value of employee share-based awards and recognition of compensation cost over the service period, net of estimated forfeitures.

The components of stock-based compensation expense for the years ended December 31, 2008, 2007 and 2006, are presented below (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Plans sponsored by Cadbury	$ 3	$21	$17
DPS stock options and restricted stock units	6	—	—
Total stock-based compensation expense	9	21	17
Income tax benefit recognized in the income statement	(2)	(8)	(7)
Net stock-based compensation expense	$ 7	$13	$10

In connection with the separation from Cadbury, on May 5, 2008, Cadbury Schweppes Limited, the Company's sole stockholder, approved (a) the Company's Omnibus Stock Incentive Plan of 2008 (the "Stock Plan") and authorized up to 9 million shares of the Company's common stock to be issued under the Stock Plan and (b) the Company's Employee Stock Purchase Plan ("ESPP") and authorized up to 2,250,000 shares of the Company's common stock to be issued under the ESPP. Subsequent to May 7, 2008, the Compensation Committee granted under the Stock Plan (a) options to purchase shares of the Company's common stock, which vest ratably over three years commencing with the first anniversary date of the option grant, and (b) restricted stock units ("RSUs"), with the substantial portion of such restricted stock units vesting on the third anniversary date of the grant, with each restricted stock unit to be settled for one share of the Company's common stock on the respective vesting date of the restricted stock unit. The stock options issued under the Stock plan provides for a maximum option term of 10 years. The ESPP has not been implemented and no shares have been issued under that plan.

Stock Options

The tables below summarize information about the Company's stock options granted during the year ended December 31, 2008.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes-Merton option-pricing model with the weighted average assumptions as detailed below:

Fair value of options at grant date	$7.37
Risk free interest rate	3.27%
Expected term of options	5.8 years
Dividend yield	—%
Expected volatility	22.26%

As the Company lacks a meaningful set of historical data upon which to develop valuation assumptions, DPS has elected to develop certain valuation assumptions based on information disclosed by similarly-situated companies, including multi-national consumer goods companies of similar market capitalization and large food and beverage industry companies which have experienced an initial public offering since June 2001.

A summary of DPS' stock option activity for the year ended December 31, 2008, is as follows:

	Stock Options	Weighted Average Exercise Price
Number outstanding at January 1, 2008	—	—
Granted	1,270,185	$25.30
Exercised	—	—
Forfeited or expired	(110,566)	$25.36
Outstanding at December 31, 2008	1,159,619	$25.30
Exercisable at December 31, 2008	—	—

The following table summarizes information about stock options outstanding as of December 31, 2008 (in millions except per share and share data):

Range of Exercise Prices per Share	Number Outstanding	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value	Number Exercisable
$20.76 - $25.36	1,159,619	9.36	—	—

A summary of the status of the Company's nonvested shares as of December 31, 2008, and changes during the year ended December 31, 2008, is presented below:

	Stock Options	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2008	—	—
Granted	1,270,185	$7.37
Vested	—	—
Forfeited	(110,566)	$7.38
Nonvested at December 31, 2008	1,159,619	$7.36

As of December 31, 2008, there was $6 million of unrecognized compensation costs related to the nonvested stock options granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.35 years

Restricted Stock Units

The tables below summarize information about the restricted stock units granted during the year ended December 31, 2008. The fair value of restricted stock units is determined based on the number of units granted and the grant date fair value of common stock.

A summary of the Company's restricted stock activity for the year ended December 31, 2008, is as follows:

	Restricted Stock Units	Weighted Average Grant-Date Fair Value
Number outstanding at January 1, 2008	—	—
Granted	1,080,261	$24.85
Vested and released	—	—
Forfeited or expired	(51,652)	$25.20
Outstanding at December 31, 2008	1,028,609	$24.83

The following table summarizes information about restricted stock units outstanding as of December 31, 2008 (in millions except per share and share data):

Range of Grant-Date Fair Values per Share	Number Outstanding	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
$14.44 - $25.36	1,028,609	2.35	$17

As of December 31, 2008, there was $18 million of unrecognized compensation costs related to nonvested restricted stock units granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.35 years.

Converted Legacy Plan

Prior to the Company's separation from Cadbury, certain of its employees participated in stock-based compensation plans sponsored by Cadbury. These plans provided employees with stock or options to purchase stock in Cadbury. The expense incurred by Cadbury for stock or stock options granted to DPS' employees has been reflected in the Company's Consolidated Statements of Operations in selling, general, and administrative expenses. The interests of the Company's employees in certain Cadbury benefit plans were converted into one of three Company plans which were approved by the Company's sole stockholder on May 5, 2008. As a result of this conversion, the participants in these three plans are fully vested in and will receive shares of common stock of the Company on designated future dates. Pursuant to SFAS No. 123(R), this conversion qualified as a modification of an existing award and resulted in the recognition of a one-time incremental stock-based compensation expense of less than $1 million which was recorded during the year ended December 31, 2008.

As of December 31, 2008, the aggregate number of shares of Company's common stock that is to be distributed under these plans is approximately 500,000 shares. These fully vested options are not included under the 2008 stock option activity detailed above.

Cash Incentive Plans

The Company has an annual cash incentive plan which rewards participating employees by enabling them to receive performance-based cash compensation. Awards may be made under the cash incentive plan to any employee of the Company, in the discretion of the compensation committee.

On July 22, 2008, DPS' Compensation Committee approved a change in the Cash Incentive Plan for the six months ended December 31, 2008, so that awards will be based on performance against the measures of gross profit (weighted at 40%) and net income (weighted at 60%). The Compensation Committee determined that these performance measures were a more appropriate measure of the Company's performance. Cash Incentive Plan performance measures for the six months ending June 30, 2008, remained unchanged, namely, underlying operating profit (weighted to 60%) and net sales (weighted to 40%).

Stock-Based Compensation Plans Prior to Separation from Cadbury

Prior to separation from Cadbury, certain of the Company's employees participated in stock-based compensation plans sponsored by Cadbury. These plans provided employees with stock or options to purchase stock in Cadbury Schweppes. Given that the Company's employees directly benefit from participation in these plans, the expense incurred by Cadbury for options granted to DPS' employees has been reflected in the Company's Consolidated Statements of Operations in selling, general, and administrative expenses for the periods prior to separation. Upon separation, DPS sponsors its own stock-based compensation plans and, accordingly, the

Company's consolidated financial statements will not be impacted by the Cadbury sponsored plans in future periods.

The Company recognized the cost of all unvested employee stock-based compensation plans sponsored by Cadbury on a straight-line attribution basis over the respective vesting periods, net of estimated forfeitures. Certain of the plans sponsored by Cadbury contained inflation indexed earnings growth performance conditions. SFAS 123(R) requires plans with such performance criteria to be accounted for under the liability method in which a liability is recorded on the balance sheet. In addition, in calculating the income statement charge for share awards under the liability method, the fair value of each award must be re-measured at each reporting date until vesting, calculated by estimating the number of awards expected to vest for each plan, adjusted over the vesting period.

The outstanding value of options recognized using the equity method has been reflected in Cadbury's net investment, a component of stockholders' equity, while the options utilizing the liability method have been reflected in accounts payable and accrued expenses and other non-current liabilities on the Consolidated Balance Sheet. The Company did not receive cash in any year as a result of option exercises under share-based payment arrangements. Actual tax benefits realized for the tax deductions from option exercises were $10 million and $5 million for 2007 and 2006, respectively. As of December 31, 2007, there was $6 million of total unrecognized before-tax compensation cost related to nonvested stock-based compensation arrangements. The total intrinsic value of options exercised during the year was $24 million and $13 million for 2007 and 2006, respectively. An expense was recognized for the fair value at the date of grant of the estimated number of shares to be awarded to settle the awards over the vesting period of each scheme.

The Company presents the tax benefits of deductions from the exercise of stock options as financing cash inflows in the Consolidated Statements of Cash Flows.

Awards under the plans were settled by Cadbury, through either repurchases of publicly available shares, or awards under the Bonus Share Retention Plan ("BSRP") and the Long Term Incentive Plan ("LTIP") were satisfied by the transfer of shares to participants by the trustees of the Cadbury Schweppes Employee Trust (the "Employee Trust"). The Employee Trust was a general discretionary trust whose beneficiaries included employees and former employees of Cadbury and their dependents.

Prior to separation, the Company had a number of share option plans that were available to certain senior executives, including the LTIP, BSRP and the Discretionary Share Option Plans ("DSOP"). Details of these plans, which were sponsored by Cadbury prior to separation, are included below.

Long Term Incentive Plan

Certain senior executives of the Company were granted a conditional award of shares under the LTIP. This award recognized the significant contribution they made to Cadbury shareowner value and was designed to incentivize them to strive for sustainable long-term performance. In 2007, awards for the 2007-2009 performance cycles were made to senior executives. Participants accumulated dividend equivalent payments both on the conditional share awards (which will only be paid to the extent that the performance targets are achieved) and during the deferral period. This part of the award was calculated as follows: number of shares vested multiplied by aggregate of dividends paid in the performance period divided by the share price on the vesting date. The LTIP as of December 31, 2007, had been in place since 1997. In 2004, the Compensation Committee of Cadbury ("the Committee") made a number of changes to the LTIP, and the table below sets forth its key features. As explained below, from 2006, performance ranges for the growth in Underlying Earnings per Share ("UEPS") are expressed in absolute rather than post-inflation terms.

	Awards Made Prior to 2004	Awards Made for 2004 Forward
Face value of conditional share award made	50% to 80% of base salary	50% to 120% of base salary (2004 and 2005). 80% to 160% of base salary (2006 forward).
Performance conditions	Award is based on Total Stockholder Return ("TSR") relative to the Comparator Group with a UEPS hurdle.	Half of the award is based on growth in UEPS over the three year performance period. The other half of the award is based on TSR relative to the Comparator Group.
UEPS vesting requirement(1)	For the award to vest at all, UEPS must have grown by at least the rate of inflation as measured by the Retail Price Index plus 2% per annum (over three years).	The extent to which some, all or none of the award vest depends upon annual compound growth in aggregate UEPS over the performance period: • 30% of this half of the award will vest if the absolute compound annual growth rate achieved is 6% or more. • 100% of this half of the award will vest if the absolute compound annual growth rate achieved is 10% or more. • Between 6% and 10%, the award will vest proportionately.
TSR vesting requirement(1)	The extent to which some, all or none of the award vests depends on the TSR relative to the Comparator Group: • The minimum award of 50% of the shares conditionally granted will vest at the 50th percentile ranking. • 100% of the award will vest at the 80th percentile ranking or above. • Between the 50th and 80th percentiles, the award will vest proportionately.	The extent to which some, all or none of the award vests depends upon the TSR relative to the Comparator Group: • 30% of this half of the award will vest at the 50th percentile ranking from 2006. • 100% of this half of the award will vest at the 80th percentile ranking or above. • Between the 50th and 80th percentiles, the award will vest proportionately.
Re-tests	If the TSR performance criteria is not satisfied in the initial three year performance period, the award will be deferred on an annual basis for up to three years until the performance is achieved over the extended period (i.e., either four, five or six years). If the award does not vest after six years, then it will lapse.	There are no re-tests and the award will lapse if the minimum requirements are not met in the initial three year performance period.

	Awards Made Prior to 2004	Awards Made for 2004 Forward
Comparator Group	A weighting of 75% is applied to the UKT companies in the Comparator Group, and 25% to the non-UK based companies.	The Comparator Group has been simplified and amended to include companies more relevant to the Company, and there will be no weighting as between UK and non-UK companies.

(1) For cycles beginning in 2004 and 2005, threshold vesting was 40% of the award, and performance ranges for the growth in UEPS was expressed in post-inflation terms.

The TSR measure is a widely accepted and understood benchmark of a company's performance. It is measured according to the return index calculated by Thomson Financial on the basis that a company's dividends are invested in the shares of that company. The return is the percentage increase in each company's index over the performance period. UEPS is a key indicator of corporate performance. It is measured on an absolute basis (real prior to 2006 after allowing for inflation). Sustained performance is therefore required over the performance cycle as each year counts in the calculation.

The "Comparator Group" was selected to reflect the global nature of Cadbury's business.

Awards under the LTIP (both before and after 2004) vest in full following a change in control in Cadbury Schweppes, but only to the extent that performance targets have been met at the time of the change in control unless Cadbury decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period.

The maximum number of shares issued under this plan, to all Cadbury Schweppes employees, was 3 million in each of 2007 and 2006. Awards made under this plan were classified as either equity, for those with TSR vesting conditions, or liabilities, for those with UEPS vesting conditions. The expense recognized by the Company in respect of these awards was less than $1 million in 2008 and $1 million for each of 2007 and 2006.

Bonus Share Retention Plan

The BSRP enabled participants to invest all or part of their Annual Incentive Plan ("AIP") award in Cadbury Schweppes shares ("Deferred Shares") and earn a match of additional shares after three years. During the three year period, the shares are held in trust. If a participant left Cadbury during the three-year period, they forfeited some of the additional shares, and in certain cases, it was possible that all of the Deferred Shares and the additional shares were forfeited.

The number of matching shares that will be provided for grants from 2006 is as follows:

Absolute Compound Annual Growth in Aggregate Underlying Economic Profit ("UEP") Over the Three Year Deferral Period Equivalent to	Percentage of Matching Shares Awarded at the End of the Period
Below 4%	40% (Threshold)
4%	40%
8%	70%
12% or more	100% (Maximum)

There was a straight line sliding scale between these percentages. UEP was measured on an aggregate absolute growth basis, the levels of growth required to achieve the highest levels of share match being demanding. For awards made before 2006, UEP performance was measured on a real basis, with a stepped vesting scale between the threshold and maximum. Awards under the BSRP vest in full following a change in control in Cadbury Schweppes but only to the extent that performance targets have been met at the time of the change in control unless Cadbury decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period.

The BSRP was available to a group of senior executives of the Company. The maximum number of shares issued to employees under this plan was three million in each of 2007 and 2006. The fair value of the shares under the plan was based on the market price of the Cadbury Schweppes ordinary shares on the date of the award. Where the awards did not attract dividends during the vesting period, the market price was reduced by the present value of the dividends expected to be paid during the expected life of the awards. Awards made under this plan in 2005 were classified as liabilities. Awards made in 2006 were classified as equity due to changes in the nature of the plan. The expense recognized by the Company in respect of these awards was less than $1 million in 2008 and $3 million in each of 2007 and 2006.

Discretionary Share Option Plans (DSOP)

No option grants were made to Executive Directors in 2007 or 2006 as discretionary share options were removed as part of Cadbury's remuneration program. No rights to subscribe for shares or debentures of any Cadbury company were granted to or exercised by any member of any of the Director's immediate families during 2007. All existing discretionary share option plans which apply to Executive Directors used the following criteria:

	Annual Grants Made Prior to May 21, 2004	Annual Grants Made After May 21, 2004
Market value of option grant made to Executive Directors	Customary grant was 300% of base salary and the maximum was 400% of base salary.	Maximum of 200% of base salary. From 2006 onwards, no such grants are made other than in exceptional circumstances.
Performance condition	Exercise is subject to UEPS growth of at least the rate of inflation plus 2% per annum over three years.	Exercise is subject to real compound annual growth in UEPS of 4% for half the award to vest and 6% real growth for the entire award to vest over three years, measured by comparison to the UEPS in the year immediately preceding grant.
Re-tests	If required, re-testing has been on an annual basis on a rolling three-year base for the life of the option.	If the performance condition is not met within the first three years, the option will be retested in year five with actual UEPS growth in year five measured in relation to the original base year.

DSOP resulted in expense recognized by the Company of less than $1 million, $8 million and $10 million in 2008, 2007 and 2006, respectively. The DSOP consisted of the following three plans:

(i) A Share Option Plan for directors, senior executives and senior managers was approved by stockholders in May 1994. Options were granted prior to July 15, 2004 and are normally exercisable within a period of seven years commencing three years from the date of grant, subject to the satisfaction of certain performance criteria.

(ii) A Share Option Plan for eligible executives (previously called the Cadbury Schweppes Share Option Plan 1994, as amended at the 2004 Annual General Meeting ("AGM") held on May 21, 2004). Options were granted after July 15, 2004, and are normally exercisable up to the 10th anniversary of grant, subject to the satisfaction of certain performance criteria.

(iii) The Cadbury Schweppes (New Issue) Share Option Plan 2004 was established by the Directors, under the authority given by stockholders in May 2004. Eligible executives are granted options to subscribe for new shares only. Subject to the satisfaction of certain performance criteria, options are normally exercisable up to the 10th anniversary of grant.

There were performance requirements for the exercising of options. The plans were accounted for as liabilities until vested, then as equity until exercised or lapsed.

Other Share Plans

Cadbury had an International Share Award Plan ("ISAP") which was used to reward exceptional performance of employees. Following the decision to cease granting discretionary options other than in exceptional circumstances, the ISAP was used to grant conditional awards to employees, who previously received discretionary options. Awards under this plan are classified as liabilities until vested.

Share Award Fair Values

The fair value was measured using the valuation technique that was considered to be the most appropriate to value each class of award; these included Binomial models, Black-Scholes calculations, and Monte Carlo simulations. These valuations took into account factors such as nontransferability, exercise restrictions and behavioral considerations. Key assumptions are detailed below:

	2007		
	BSRP	LTIP	ISAP
Expected volatility	N/A	15%	N/A
Expected life	3 years	3 years	1 to 3 years
Risk-free rate	5.5%	N/A	4.9% to 5.8%
Expected dividend yield	2.5%	2.5%	2.5% to 3.0%
Fair value per award (% of share price at date of grant)	185.5%	92.8% UEPS 45.1% TSR	91.8% to 99.3%
Expectations of meeting performance criteria	40%	70%	100%

	2006		
	BSRP	LTIP	ISAP
Expected volatility	N/A	18%	N/A
Expected life	3 years	3 years	1 to 3 years
Risk-free rate	4.5%	N/A	4.2% to 4.9%
Expected dividend yield	2.5%	2.5%	2.3% to 2.5%
Fair value per award (% of share price at date of grant)	185.2%(1)	92.8% UEPS 46% TSR	93.0% to 99.3%
Expectations of meeting performance criteria	40%	70%	N/A

(1) Fair value of BSRP includes 100% of the matching shares available.

Expected volatility was determined by calculating the historical volatility of Cadbury's share price over the previous three years. The expected life used in the model has been adjusted, based on Cadbury's best estimate, for the effects of nontransferability, exercise restrictions and behavioral considerations. The risk-free rates used reflect the implied yield on zero coupon bonds issued in the UK, with periods which match the expected term of the awards valued. The expected dividend yield was estimated using the historical dividend yield of Cadbury.

A summary of the status of the Company's non-vested shares, in relation to the BSRP, LTIP and ISAP as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below:

	Number of Non-vested Shares ('000)	Weighted Average Grant Date Fair Value
Non-vested as of December 31, 2006	2,388	$6.61
Granted	743	4.62
Vested	(828)	6.06
Forfeitures	(417)	5.75
Non-vested as of December 31, 2007	1,886	6.26

The total grant date fair value of shares vested during the year was $5 million in 2007 and $1 million in 2006. The total vested share units at December 31, 2007, was 237,447 with a weighted average grant date fair value of $6.31.

A summary of option activity during 2007, in relation to the DSOP, is presented below:

	Shares ('000s)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2007	22,669	$ 8.62		
Exercised	(6,006)	8.37		
Cancelled	(146)	9.76		
Other	735	10.52		
Outstanding as of December 31, 2007	17,252	9.00	5.3	$58,632
Exercisable as of December 31, 2007	13,502	8.58	4.8	$51,588

17. Earnings Per Share

Basic (loss) earnings per share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the assumed conversion of all dilutive securities. The following table sets forth the computation of basic EPS utilizing the net income for the respective period and the Company's basic shares outstanding (in millions, except per share data):

	For the Year Ended December 31,		
	2008	2007	2006
Basic EPS:			
Net (loss) income	$ (312)	$ 497	$ 510
Weighted average common shares outstanding(1)	254.0	253.7	253.7
(Loss) earnings per common share — basic	$ (1.23)	$ 1.96	$ 2.01

The following table presents the computation of diluted EPS (dollars in millions, except per share amounts):

	For the Year Ended December 31,		
	2008	2007	2006
Diluted EPS:			
Net (loss) income	$ (312)	$ 497	$ 510
Weighted average common shares outstanding(1)	254.0	253.7	253.7
Effect of dilutive securities:			
Stock options and restricted stock units(2)	—	—	—
Weighted average common shares outstanding and common stock equivalents	254.0	253.7	253.7
(Loss) earnings per common share — diluted	$ (1.23)	$ 1.96	$ 2.01

(1) For all periods prior to May 7, 2008, the date DPS distributed the common stock of DPS to Cadbury plc shareholders, the same number of shares is being used for diluted EPS as for basic EPS as no common stock of DPS was previously outstanding and no DPS equity awards were outstanding for the prior periods. Subsequent to May 7, 2008, the number of basic shares includes approximately 500,000 shares related to former Cadbury benefit plans converted to DPS shares on a daily volume weighted average. See Note 16 for information regarding the Company's stock-based compensation plans.

(2) Anti-dilutive weighted average options totaling 0.8 million shares were excluded from the diluted weighted average shares outstanding for the year ended December 31, 2008. DPS had no anti-dilutive options for the years ended December 31, 2007 and 2006.

18. Derivatives

DPS mitigates the exposure to volatility in the floating interest rate on borrowings under its senior unsecured credit facility through the use of interest rate swaps that effectively convert variable interest rates to fixed rates. The intent of entering into the interest rate swaps is to provide predictability in the Company's overall cost structure. During 2008, the Company entered into two interest rate swaps. The swaps were effective September 30, 2008. The notional amounts of the swaps are $500 million and $1,200 million with durations of six months and 15 months, respectively.

The Company accounts for qualifying interest rate swaps as cash flow hedges under SFAS 133. Interest rate swaps entered into that meet established accounting criteria are formally designated as cash flow hedges. DPS assesses hedge effectiveness and measures hedge ineffectiveness at least quarterly throughout the designated period. The effective portion of the gain or loss on the interest rate swaps is recorded, net of applicable taxes, in AOCI, a component of Stockholders' Equity in the Consolidated Balance Sheets. When net income is affected by the variability of the underlying cash flow, the applicable offsetting amount of the gain or loss from the interest rate swaps that is deferred in AOCI is released to net income and is reported as a component of interest expense in the Consolidated Statements of Operations. As of December 31, 2008, $20 million was recorded in AOCI related to interest rate swaps ($32 million net of a tax benefit of $12 million) all of which is expected to be reclassified into earnings within the next 12 months. During the year ended December 31, 2008, $2 million was reclassified from AOCI to net income. Changes in the fair value of the interest rate swaps that do not effectively offset changes in the fair value of the underlying hedged item throughout the designated hedge period ("ineffectiveness") are recorded in net income for each period. For the year ended December 31, 2008, hedge ineffectiveness recognized in net income was less than $1 million. At December 31, 2008, the fair value of DPS' cash flow hedges related to interest rate swaps was a liability of $32 million and was recorded in accounts payable and accrued expenses in the Consolidated Balance Sheet.

Additionally, DPS mitigates the exposure to volatility in the prices of certain commodities the Company uses in its production process through the use of futures contracts and supplier pricing agreements. The intent of contracts and agreements is to provide predictability in the Company's operating margins and its overall cost structure. The Company enters into futures contracts that economically hedge certain of its risks, although hedge accounting may not apply. In these cases, a natural hedging relationship exists in which changes in the fair value of the instruments act as an economic offset to changes in the fair value of the underlying item(s). Changes in the fair value of these instruments are recorded in net income throughout the term of the derivative instrument and are reported in the same line item of the Consolidated Statements of Operations as the hedged transaction. At December 31, 2008, the fair value of DPS' economic hedges related to commodities was a liability of $8 million and was recorded in accounts payable and accrued expenses in the Consolidated Balance Sheet.

For more information on the valuation of these derivative instruments, see Note 19.

19. Fair Value of Financial Instruments

Effective January 1, 2008, the Company adopted SFAS 157, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. The three-level hierarchy for disclosure of fair value measurements is as follows:

Level 1 - Quoted market prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 - Valuations with one or more unobservable significant inputs that reflect the reporting entity's own assumptions.

FSP FAS 157-2 delayed the effective date for all nonfinancial assets and liabilities until January 1, 2009, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 (in millions):

	Level 1	Level 2	Level 3
Commodity futures	$—	$ 8	$—
Interest rate swaps	—	32	—
Total liabilities	$—	$40	$—

The estimated fair values of other financial liabilities not measured at fair value on a recurring basis at December 31, 2008, are as follows (in millions):

	December 31, 2008	
	Carrying Amount	Fair Value
Long term debt — 6.12% Senior unsecured notes	250	248
Long term debt — 6.82% Senior unsecured notes	1,200	1,184
Long term debt — 7.45% Senior unsecured notes	250	249
Long term debt — Senior unsecured term loan A facility	1,805	1,606

The fair value amounts for cash and cash equivalents, accounts receivable, net and accounts payable and accrued expenses approximate carrying amounts due to the short maturities of these instruments. The fair value of long term debt as of December 31, 2008, was estimated based on quoted market prices for publicly traded securities.

The difference between the fair value and the carrying value represents the theoretical net premium or discount that would be paid or received to retire all debt at such date. The carrying amounts of long-term debt for the year ending December 31, 2007, approximated their fair values.

20. Accumulated Other Comprehensive (Loss) Income

The Company's accumulated balances, shown net of tax for each classification of comprehensive (loss) income as of December 31, 2008, 2007 and 2006, are as follows (in millions):

	December 31,		
	2008	2007	2006
Net foreign currency translation adjustment	$ (34)	$27	$ 11
Net pension and postretirement medical benefit plans adjustment(1)	(52)	(7)	(10)
Net cash flow hedge adjustment	(20)	—	—
Accumulated other comprehensive (loss) income	$(106)	$20	$ 1

(1) The 2006 activity included a $4 million loss, net of tax, related to the impact of fully recognizing the funded status of DPS' defined benefit pension and other postretirement benefits plans under SFAS 158. The 2008 activity included a $2 million loss, net of tax, as a result of changing the measurement date for DPS' defined benefit pension plans from September 30 to December 31 under SFAS 158.

21. Supplemental Cash Flow Information

The following table details supplemental cash flow disclosures of non-cash investing and financing activities and other supplemental cash flow disclosures for the years ended December 31, 2008, 2007, and 2006 (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Supplemental cash flow disclosures of non-cash investing and financing activities:			
Settlement related to separation from Cadbury(1)	$150	$ —	$ —
Purchase accounting adjustment related to prior year acquisitions	15	—	—
Capital expenditures included in accounts payable	4	—	—
Transfers of property, plant, and equipment to Cadbury	—	15	15
Transfers of operating assets and liabilities to Cadbury	—	22	16
Reduction in long-term debt from Cadbury	—	263	383
Related entities acquisition payments	—	17	23
Note payable related to acquisition	—	35	—
Assumption of debt related to acquisition payments by Cadbury	—	35	—
Transfer of related party receivable to Cadbury	—	16	—
Liabilities expected to be reimbursed by Cadbury	—	27	—
Reclassifications for tax transactions	—	90	—
Supplemental cash flow disclosures:			
Interest paid	$143	$257	$204
Income taxes paid	120	34	14

(1) The following detail represents the initial non-cash financing and investing activities in connection with the Company's separation from Cadbury for the year ended December 31, 2008 (in millions):

Tax reserve provided under FIN 48 as part of separation	$(386)
Tax indemnification by Cadbury	334
Deferred tax asset setup for Canada operations	177
Transfer of legal entities to Cadbury for Canada operations	(165)
Liability to Cadbury related to Canada operations	(132)
Transfers of pension obligation	(71)
Settlement of operating liabilities due to Cadbury, net	75
Other tax liabilities related to separation	28
Settlement of related party note receivable from Cadbury	(7)
Transfer of legal entities to Cadbury for Mexico operations	(3)
Total	$(150)

22. Commitments and Contingencies

Lease Commitments

The Company has leases for certain facilities and equipment which expire at various dates through 2020. Operating lease expense was $59 million, $46 million, and $39 million for the years ended December 31, 2008, 2007 and 2006, respectively, Future minimum lease payments under capital and operating leases with initial or remaining noncancellable lease terms in excess of one year as of December 31, 2008 are as follows:

	Operating Leases	Capital Leases
2009	$ 66	$ 4
2010	56	4
2011	41	5
2012	31	5
2013	27	5
Thereafter	59	3
Total minimum lease payments	$280	26
Less imputed interest at rates ranging from 6.25% to 12.6%		(7)
Present value of minimum lease payments		$19

Of the $19 million in capital lease obligations above, $17 million is included in long-term debt payable to third parties and $2 million is included in accounts payable and accrued expenses on the Consolidated Balance Sheet as of December 31, 2008.

Legal Matters

The Company is occasionally subject to litigation or other legal proceedings. Set forth below is a description of the Company's significant pending legal matters. Although the estimated range of loss, if any, for the pending legal matters described below cannot be estimated at this time, the Company does not believe that the outcome of these, or any other, pending legal matters, individually or collectively, will have a material adverse effect on the business or financial condition of the Company although such matters may have a material adverse effect on the Company's results of operations or cash flows in a particular period.

Snapple Distributor Litigation

In 2004, one of the Company's subsidiaries, Snapple Beverage Corp., and several affiliated entities of Snapple Beverage Corp., including Snapple Distributors Inc., were sued in United States District Court, Southern District of New York, by 57 area route distributors for alleged price discrimination, breach of contract, retaliation, tortious interference and breach of the implied duty of good faith and fair dealings arising out of their respective area route distributor agreements. Each plaintiff sought damages in excess of $225 million. The plaintiffs initially filed the case as a class action but withdrew their class certification motion. They proceeded as individual plaintiffs but the cases were consolidated for discovery and procedural purposes. On September 14, 2007, the court granted the Company's motion for summary judgment, dismissing the plaintiffs' federal claims of price discrimination and dismissing, without prejudice, the plaintiffs' remaining claims under state law. The plaintiffs filed an appeal of the decision and both parties have filed appellate briefs and are awaiting the court's decision. Also, the plaintiffs may decide to re-file the state law claims in state court. The Company believes it has meritorious defenses with respect to the appeal and will defend itself vigorously. However, there is no assurance that the outcome of the appeal, or any trial, if claims are refiled, will be in the Company's favor.

Snapple Litigation — Labeling Claims

Holk and Weiner

In 2007, Snapple Beverage Corp. was sued by Stacy Holk in New Jersey Superior Court, Monmouth County. The Holk case was filed as a class action. Subsequent to filing, the Holk case was removed to the United States District Court, District of New Jersey. Holk alleges that Snapple's labeling of certain of its drinks is misleading and/or deceptive and seeks unspecified damages on behalf of the class, including enjoining Snapple from various labeling practices, disgorging profits, reimbursing of monies paid for product and treble damages. Snapple filed a motion to dismiss the Holk case on a variety of grounds. On June 12, 2008, the district court granted Snapple's Motion to Dismiss and the Holk case was dismissed. The plaintiff has filed an appeal of the order dismissing the case and both parties have filed appellate briefs and are awaiting the court's decision.

In 2007 the attorneys in the Holk case filed a new action in New York on behalf of plaintiff, Evan Weiner, with substantially the same allegations and seeking the same damages as in the Holk case. The Company has filed a motion to dismiss the Weiner case on a variety of grounds. The Weiner case is currently stayed pending the outcome of the Holk case.

The Company believes it has meritorious defenses to the claims asserted in the Holk and Weiner cases and will defend itself vigorously. However, there is no assurance that the outcome of either case will be favorable to the Company.

Ivey

In May 2008, a class action lawsuit was filed in the Superior Court for the State of California, County of Los Angeles, by Ray Ivey against Snapple Beverage Corp. and other affiliates. The plaintiff alleged that Snapple's labeling of its lemonade juice drink violates California's Unfair Competition Law and Consumer Legal Remedies Act and constitutes fraud under California statutes. The case has been settled. DPS paid a nominal amount and the plaintiff dismissed his action with prejudice to refiling.

Nicolas Steele v. Seven Up/RC Bottling Company Inc.
Robert Jones v. Seven Up/RC Bottling Company of Southern California, Inc.
California Wage Audit

In 2007, one of the Company's subsidiaries, Seven Up/RC Bottling Company Inc., was sued by Nicolas Steele, and in a separate action by Robert Jones, in each case in Superior Court in the State of California (Orange County), alleging that its subsidiary failed to provide meal and rest periods and itemized wage statements in accordance with applicable California wage and hour law. The cases have been filed as class actions. The classes, which have not yet been certified, consist of employees who have held a merchandiser or delivery driver position in California in the past three years. The potential class size could be substantially higher due to the number of individuals who have held these positions over the three year period. On behalf of the classes, the plaintiffs claim lost wages, waiting time penalties and other penalties for each violation of the statute. The Company believes it has meritorious defenses to the claims asserted and will defend itself vigorously. However, there is no assurance that the outcome of this matter will be in its favor.

The Company has been requested to conduct an audit of its meal and rest periods for all non-exempt employees in California at the direction of the California Department of Labor. At this time, the Company has declined to conduct such an audit until there is judicial clarification of the intent of the statute. The Company cannot predict the outcome of such an audit.

Environmental, Health and Safety Matters

The Company operates many manufacturing, bottling and distribution facilities. In these and other aspects of the Company's business, it is subject to a variety of federal, state and local environment, health and safety laws and regulations. The Company maintains environmental, health and safety policies and a quality, environmental, health and safety program designed to ensure compliance with applicable laws and regulations. However, the nature of the Company's business exposes it to the risk of claims with respect to environmental, health and safety matters, and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. The Company is not currently named as a party in any judicial or administrative proceeding relating to environmental, health and safety matters which would materially affect its operations.

Compliance Matters

The Company is currently undergoing state audits for the years 1981 through 2008 and spanning nine states and seven of the Company's entities within the Bottling Group. The Company has accrued an estimated liability based on current facts and circumstances. However, there is no assurance of the outcome of the audits.

23. Segments

Due to the integrated nature of DPS' business model, the Company manages its business to maximize profitability for the Company as a whole. Prior to DPS' separation from Cadbury, it maintained its books and records, managed its business and reported its results based on International Financial Reporting Standards ("IFRS"). DPS' segment information has been prepared and presented on the basis which management uses to assess the performance of the Company's segments, which is principally in accordance with IFRS. In addition, the Company's current segment reporting structure is largely the result of acquiring and combining various portions of its business over the past several years. As a result, profitability trends in individual segments may not be consistent with the profitability of the company as a whole or comparable to DPS' competitors.

The Company presents segment information in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, which established reporting and disclosure standards for an enterprise's operating segments. Operating segments are defined as components of an enterprise that are businesses, for which separate financial information is available, and for which the financial information is regularly reviewed by the Company leadership team.

As of December 31, 2008, the Company's operating structure consisted of the following four operating segments:

- The Beverage Concentrates segment reflects sales from the manufacture of concentrates and syrup of the Company's brands in the United States and Canada. Most of the brands in this segment are carbonated soft drinks brands.
- The Finished Goods segment reflects sales from the manufacture and distribution of finished beverages and other products in the United States and Canada. Most of the brands in this segment are non-carbonated beverages brands.
- The Bottling Group segment reflects sales from the manufacture, bottling and/or distribution of finished beverages, including sales of the Company's own brands and third party owned brands.
- The Mexico and the Caribbean segment reflects sales from the manufacture, bottling and/or distribution of both concentrates and finished beverages in those geographies.

The Company has significant intersegment transactions. For example, the Bottling Group segment purchases concentrates at an arm's length price from the Beverage Concentrates segment. In addition, the Bottling Group segment purchases finished beverages from the Finished Goods segment and the Finished Goods segment purchases finished beverages from the Bottling Group segment. These sales are eliminated in preparing the Company's consolidated results of operations. Intersegment transactions are included in segments' net sales results.

The Company incurs selling, general and administrative expenses in each of its segments. In the Company's segment reporting, the selling, general and administrative expenses of the Bottling Group, and Mexico and the Caribbean segments relate primarily to those segments. However, as a result of the Company's historical segment reporting policies, certain combined selling activities that support the Beverage Concentrates and Finished Goods segments have not been proportionally allocated between those two segments. The Company also incurs certain centralized functions and corporate costs that support its entire business, which have not been allocated to its respective segments but rather have primarily been allocated to the Beverage Concentrates segment.

Net sales and underlying operating profit (loss) ("UOP") are the significant financial measures used to measure the operating performance of the Company's operating segments.

Information about the Company's operations by operating segment for the years ended December 31, 2008, 2007 and 2006 is as follows (in millions):

	For the Year Ended December 31,		
	2008	2007	2006
Segment Results — Net Sales			
Beverage Concentrates	$1,354	$1,342	$1,330
Finished Goods	1,624	1,562	1,516
Bottling Group	3,102	3,143	2,001
Mexico and the Caribbean	427	418	408
Intersegment eliminations and impact of foreign currency(1)	(797)	(770)	(555)
Net sales as reported	$5,710	$5,695	$4,700

(1) Intersegment sales are eliminated in the Consolidated Statement of Operations. Total segment net sales include Beverage Concentrates and Finished Goods sales to the Bottling Group segment and Bottling Group segment

sales to Beverage Concentrates and Finished Goods as detailed below. The impact of foreign currency totaled $(2) million, $9 million and $(2) million for the years ended December 31, 2008, 2007 and 2006, respectively.

	For the Year Ended December 31,		
	2008	2007	2006
Beverage Concentrates	$(388)	$(386)	$(255)
Finished Goods	(293)	(289)	(235)
Bottling Group	(114)	(104)	(63)
Total intersegment sales	$(795)	$(779)	$(553)

	For the Year Ended December 31,		
	2008	2007	2006
Segment Results — UOP			
Beverage Concentrates	$ 778	$ 731	$ 710
Finished Goods(1)	245	221	228
Bottling Group(1)	(36)	76	74
Mexico and the Caribbean	86	100	102
LIFO inventory adjustment	(20)	(6)	(3)
Intersegment eliminations and impact of foreign currency	(2)	2	(12)
Adjustments(2)	(1,219)	(120)	(81)
(Loss) income from operations	(168)	1,004	1,018
Interest expense, net	(225)	(189)	(211)
Other income (expense)	18	2	(2)
(Loss) income before provision for income taxes and equity in earnings of unconsolidated subsidiaries as reported	$ (375)	$ 817	$ 805

(1) UOP for 2007 and 2006 for the Bottling Group and Finished Goods segments have been recast to reallocate intersegment profit allocations to conform to the change in 2008 management reporting of segment UOP. The allocations totaled $54 million and $56 million for 2007 and 2006, respectively.

(2) Adjustments consist of the following:

	For the Year Ended December 31,		
	2008	2007	2006
Restructuring costs	$ (57)	$ (76)	$(27)
Transaction costs and other one time separation costs	(33)	—	—
Unallocated general and administrative expenses	(39)	(36)	(10)
Stock-based compensation expense	(9)	(21)	(17)
Amortization expense related to intangible assets	(28)	(30)	(19)
Impairment of goodwill and intangible assets	(1,039)	(6)	—
Incremental pension costs	(3)	(11)	(15)
Other operating income (expense)	(4)	58	32
Other	(7)	2	(25)
Total	$(1,219)	$(120)	$(81)

	For the Year Ended December 31,		
	2008	2007	2006
Depreciation			
Beverage Concentrates	$ 13	$ 12	$11
Finished Goods	22	23	21
Bottling Group	87	79	51
Mexico and the Caribbean	10	9	11
Segment total	132	123	94
Corporate and other	9	(1)	(1)
Adjustments and eliminations	—	(2)	1
Depreciation as reported	$141	$120	$94

	For the Year Ended December 31,	
	2008	2007
Fixed Assets		
Beverage Concentrates	$ 87	$ 84
Finished Goods	212	135
Bottling Group	630	579
Mexico and the Caribbean	51	61
Segment total	980	859
Corporate and other	18	19
Adjustments and eliminations	(8)	(10)
Property, plant and equipment, net as reported	990	868
Current assets as reported	1,237	2,739
All other non-current assets as reported	6,411	6,921
Total assets as reported	$8,638	$10,528

Geographic Data

The Company utilizes separate legal entities for transactions with customers outside of the United States. Information about the Company's operations by geographic region for 2008, 2007 and 2006 is below:

	For the Year Ended December 31,		
	2008	2007	2006
Net Sales			
United States	$5,070	$5,069	$4,116
International	640	626	584
Net sales	$5,710	$5,695	$4,700

	For the Year Ended December 31, 2008	2007
Property, plant and equipment — net		
United States	$935	$796
International	55	72
Property, plant and equipment — net	$990	$868

Major Customers

In 2008 and 2007 the Company had one customer which accounted for 10% or more of total net sales, with $639 million and $588 million of net sales for the year ended December 31, 2008 and 2007, respectively. These sales were reported primarily in the Finished Goods and Bottling Group segments. No customers contributed 10% or more of total net sales in 2006.

24. Related Party Transactions

Separation from Cadbury

Upon the Company's separation from Cadbury, the Company settled outstanding receivable, debt and payable balances with Cadbury except for amounts due under the Separation and Distribution Agreement, Transition Services Agreement, Tax Indemnity Agreement, and Employee Matters Agreement. Post separation, there were no expenses allocated to DPS from Cadbury. See Note 4 for information on the accounting for the separation from Cadbury.

Allocated Expenses

Cadbury allocated certain costs to the Company, including costs for certain corporate functions provided for the Company by Cadbury. These allocations were based on the most relevant allocation method for the services provided. To the extent expenses were paid by Cadbury on behalf of the Company, they were allocated based upon the direct costs incurred. Where specific identification of expenses was not practicable, the costs of such services were allocated based upon the most relevant allocation method to the services provided, primarily either as a percentage of net sales or headcount of the Company. The Company was allocated $6 million, $161 million and $142 million for the years ended December 31, 2008, 2007 and 2006, respectively. Beginning January 1, 2008, the Company directly incurred and recognized a significant portion of these costs, thereby reducing the amounts subject to allocation through the methods described above.

Cash Management

Prior to separation, the Company's cash was historically available for use and was regularly swept by Cadbury operations in the United States at Cadbury's discretion. Cadbury also funded the Company's operating and investing activities as needed. Transfers of cash, both to and from Cadbury's cash management system, were reflected as a component of Cadbury's net investment in the Company's Consolidated Balance Sheets. Post separation, the Company has funded its liquidity needs from cash flow from operations.

Receivables

The Company held a note receivable balance with wholly-owned subsidiaries of Cadbury with outstanding principal balances of $1,527 million as of December 31, 2007. The Company recorded $19 million, $57 million and $25 million of interest income for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company had other related party receivables of $66 million as of December 31, 2007, which primarily related to taxes, accrued interest receivable from the notes with wholly owned subsidiaries of Cadbury and other operating activities.

Payables

As of December 31, 2007, the Company had a related party payable balance of $175 million which represented non-interest bearing payable balances with companies owned by Cadbury, related party accrued interest payable associated with interest bearing notes and related party payables for sales of goods and services with companies owned by Cadbury.

Long-term Obligations

Prior to separation, the Company had a variety of debt agreements with other wholly-owned subsidiaries of Cadbury that were unrelated to the Company's business. As of December 31, 2007, outstanding debt totaled $3,019 million with $126 million recorded in current portion of long-term debt payable to related parties. The Company recorded interest expense of $67 million, $227 million and $217 million for the years ended December 31, 2008, 2007 and 2006, respectively, related to interest bearing related party debt.

Cadbury Ireland Limited ("CIL")

As of December 31, 2007, the principal owed to CIL was $40 million. The debt incurred interest at a floating rate based on three-month LIBOR. The outstanding principal balance was payable on demand and is included in current portion of long-term debt on the Consolidated Balance Sheet. The Company recorded $1 million of interest expense related to the debt for 2008 and $2 million of interest expense for both 2007 and 2006.

Cadbury Schweppes Finance plc, ("CSFPLC")

As of December 31, 2007, the Company had a variety of debt agreements with CSFPLC with maturity dates ranging from May 2008 to May 2011 with combined outstanding principal balance of $511 million. The debt incurred interest at a floating rate ranging between LIBOR plus 1.5% to LIBOR plus 2.5%. The Company recorded $12 million, $65 million and $175 million of interest expense related to these notes for 2008, 2007 and 2006, respectively.

Cadbury Schweppes Americas Holding BV ("CSAHBV")

As of December 31, 2007, the Company had a variety of debt agreements with CSAHBV with maturity dates ranging from 2009 to 2017 with a combined outstanding principal balance of $2,468 million. The debt incurred interest at a floating rate ranging between six-month USD LIBOR plus 0.75% to six-month USD LIBOR plus 1.75%. The Company recorded $54 million and $149 million of interest expense related to these notes for 2008 and 2007, respectively.

The Company also had additional debt agreements with other wholly-owned subsidiaries of Cadbury that were unrelated to the Company's business that incurred interest expense of $11 million and $40 million in 2007 and 2006, respectively.

Transactions with Dr Pepper/Seven Up Bottling Group

Prior to the Company's acquisition of the remaining shares of DPSUBG on May 2, 2006, the Company and DPSUBG entered into various transactions in the ordinary course of business as outlined below:

Marketing support, co-packing fees and other arrangements

The Company assisted DPSUBG in a variety of marketing programs, local media advertising and other similar arrangements to promote the sale of Company-branded products. DPSUBG charged the Company co-packing fees related to the manufacture of certain Company-branded products. The Company paid DPSUBG marketing support, co-packing fees and other fees totaling $41 million during 2006.

Sales of beverage concentrates

DPSUBG bought concentrates from the Company for the manufacture of DPS-branded soft drinks. DPS' concentrates sales to DPSUBG totaled $100 million during 2006.

Sales of finished beverages

DPSUBG purchased finished beverages from the Company for sale to retailers. DPS' finished beverage sales totaled $16 million during 2006.

25. Guarantor and Non-Guarantor Financial Information

The Company's 6.12% senior notes due 2013, 6.82% senior notes due 2018 and 7.45% senior notes due 2038 (the "notes") are fully and unconditionally guaranteed by substantially all of the Company's existing and future direct and indirect domestic subsidiaries (except two immaterial subsidiaries associated with the Company's charitable foundations) (the "guarantors"), as defined in the indenture governing the notes. The guarantors are wholly-owned either directly or indirectly by the Company and jointly and severally guarantee the Company's obligations under the notes. None of the Company's subsidiaries organized outside of the United States guarantee the notes.

The following schedules present the guarantor and non-guarantor information for the years ended December 31, 2008, 2007 and 2006 and as of December 31, 2008 and 2007. The consolidating schedules are provided in accordance with the reporting requirements for guarantor subsidiaries.

On May 7, 2008, Cadbury plc transferred its Americas Beverages business to Dr Pepper Snapple Group, Inc., which became an independent publicly-traded company. Prior to the transfer, Dr Pepper Snapple Group, Inc. did not have any operations. Accordingly, activity for Dr Pepper Snapple Group, Inc. (the "parent") is reflected in the consolidating statements from May 7, 2008 forward.

	Condensed Consolidating Statement of Operations For the Year Ended December 31, 2008				
	Parent	Guarantor	Non-Guarantor	Eliminations	Total
			(In millions)		
Net sales	$ —	$5,137	$587	$ (14)	$5,710
Cost of sales	—	2,348	256	(14)	2,590
Gross profit	—	2,789	331	—	3,120
Selling, general and administrative expenses	—	1,875	200	—	2,075
Depreciation and amortization	—	105	8	—	113
Impairment of goodwill and intangible assets	—	1,039	—	—	1,039
Restructuring costs	—	55	2	—	57
Other operating expense (income)	—	6	(2)	—	4
Income (loss) from operations	—	(291)	123	—	(168)
Interest expense	192	321	—	(256)	257
Interest income	(132)	(148)	(8)	256	(32)
Other (income) expense	(19)	—	1	—	(18)
(Loss) income before provision for income taxes and equity in earnings of subsidiaries	(41)	(464)	130	—	(375)
Provision for income taxes	(24)	(78)	41	—	(61)
(Loss) income before equity in earnings of subsidiaries	(17)	(386)	89	—	(314)
Equity in (loss) earnings of consolidated subsidiaries	(414)	65	—	349	—
Equity in earnings of unconsolidated subsidiaries, net of tax	—	—	2	—	2
Net (loss) income	$(431)	$ (321)	$ 91	$ 349	$ (312)

	Condensed Consolidating Statement of Operations For the Year Ended December 31, 2007				
	Parent	Guarantor	Non-Guarantor	Eliminations	Total
			(In millions)		
Net sales	$—	$5,131	$575	$(11)	$5,695
Cost of sales	—	2,336	239	(11)	2,564
Gross profit	—	2,795	336	—	3,131
Selling, general and administrative expenses	—	1,828	190	—	2,018
Depreciation and amortization	—	91	7	—	98
Impairment of intangible assets	—	6	—	—	6
Restructuring costs	—	63	13	—	76
Other operating (income) expense	—	(71)	—	—	(71)
Income from operations	—	878	126	—	1,004
Interest expense	—	224	29	—	253
Interest income	—	(48)	(16)	—	(64)
Other (income) expense	—	—	(2)	—	(2)
Income before provision for income taxes and equity in earnings of subsidiaries	—	702	115	—	817
Provision for income taxes	—	280	42	—	322
Income before equity in earnings of subsidiaries	—	422	73	—	495
Equity in earnings of consolidated subsidiaries	—	1	—	(1)	—
Equity in earnings of unconsolidated subsidiaries, net of tax	—	—	2	—	2
Net income	$—	$ 423	$ 75	$ (1)	$ 497

	Condensed Consolidating Statement of Operations For the Year Ended December 31, 2006				
	Parent	Guarantor	Non-Guarantor	Eliminations	Total
			(In millions)		
Net sales	$—	$4,177	$534	$(11)	$4,700
Cost of sales	—	1,751	219	(11)	1,959
Gross profit	—	2,426	315	—	2,741
Selling, general and administrative expenses	—	1,481	178	—	1,659
Depreciation and amortization	—	60	9	—	69
Restructuring costs	—	24	3	—	27
Other operating (income) expense	—	(32)	—	—	(32)
Income from operations	—	893	125	—	1,018
Interest expense	—	205	52	—	257
Interest income	—	(36)	(10)	—	(46)
Other (income) expense	—	1	1	—	2
Income before provision for income taxes and equity in earnings of subsidiaries	—	723	82	—	805
Provision for income taxes	—	284	14	—	298
Income before equity in earnings of subsidiaries	—	439	68	—	507
Equity in earnings of consolidated subsidiaries	—	6	—	(6)	—
Equity in earnings of unconsolidated subsidiaries, net of tax	—	1	2	—	3
Net income	$—	$ 446	$ 70	$ (6)	$ 510

	Condensed Consolidating Balance Sheet As of December 31, 2008				
	Parent	Guarantor	Non-Guarantor	Eliminations	Total
			(In millions)		
Current assets:					
Cash and cash equivalents	$ —	$ 145	$ 69	$ —	$ 214
Accounts receivable:					
Trade (net of allowances of $0, $11, $2, $0 and $13, respectively)	—	481	51	—	532
Other	—	49	2	—	51
Related party receivable	27	619	6	(652)	—
Inventories	—	240	23	—	263
Deferred tax assets	12	78	3	—	93
Prepaid and other current assets	24	54	6	—	84
Total current assets	63	1,666	160	(652)	1,237
Property, plant and equipment, net	—	935	55	—	990
Investments in consolidated subsidiaries	2,413	380	—	(2,793)	—
Investments in unconsolidated subsidiaries	—	—	12	—	12
Goodwill	—	2,961	22	—	2,983
Other intangible assets, net	—	2,639	73	—	2,712
Long-term receivable, related parties	3,989	—	—	(3,989)	—
Other non-current assets	451	106	7	—	564
Non-current deferred tax assets	—	—	140	—	140
Total assets	$6,916	$8,687	$469	$(7,434)	$8,638
Current liabilities:					
Accounts payable and accrued expenses	$ 78	$ 667	$ 51	$ —	$ 796
Related party payable	614	28	10	(652)	—
Income taxes payable	—	—	5	—	5
Total current liabilities	692	695	66	(652)	801
Long-term debt payable to third parties	3,505	17	—	—	3,522
Long-term debt payable to related parties	—	3,989	—	(3,989)	—
Deferred tax liabilities	—	966	15	—	981
Other non-current liabilities	112	607	8	—	727
Total liabilities	4,309	6,274	89	(4,641)	6,031
Total equity	2,607	2,413	380	(2,793)	2,607
Total liabilities and equity	$6,916	$8,687	$469	$(7,434)	$8,638

	Condensed Consolidating Balance Sheet As of December 31, 2007				
	Parent	Guarantor	Non-Guarantor	Eliminations	Total
			(In millions)		
Current assets:					
Cash and cash equivalents	$—	$ 28	$ 39	$ —	$ 67
Accounts receivable:					
Trade (net of allowances of $0, $16, $4, $0 and $20, respectively)	—	464	74	—	538
Other	—	58	1	—	59
Related party receivable	—	61	9	(4)	66
Note receivable from related parties	—	1,317	210	—	1,527
Inventories	—	296	29	—	325
Deferred tax assets	—	71	10	—	81
Prepaid and other current assets	—	72	4	—	76
Total current assets	—	2,367	376	(4)	2,739
Property, plant and equipment, net	—	796	72	—	868
Investments in consolidated subsidiaries	—	89	—	(89)	—
Investments in unconsolidated subsidiaries	—	—	13	—	13
Goodwill	—	3,156	27	—	3,183
Other intangible assets, net	—	3,526	91	—	3,617
Other non-current assets	—	98	3	(1)	100
Non-current deferred tax assets	—	—	8	—	8
Total assets	$—	$10,032	$590	$(94)	$10,528
Current liabilities:					
Accounts payable and accrued expenses	$—	$ 748	$ 64	$ —	$ 812
Related party payable	—	143	36	(4)	175
Current portion of long-term debt payable to related parties	—	126	—	—	126
Income taxes payable	—	15	7	—	22
Total current liabilities	—	1,032	107	(4)	1,135
Long-term debt payable to third parties	—	19	—	—	19
Long-term debt payable to related parties	—	2,893	—	—	2,893
Deferred tax liabilities	—	1,289	35	—	1,324
Other non-current liabilities	—	126	11	(1)	136
Total liabilities	—	5,359	153	(5)	5,507
Total equity	—	4,673	437	(89)	5,021
Total liabilities and equity	$—	$10,032	$590	$(94)	$10,528

	Condensed Consolidated Statement of Cash Flows for the Year Ended December 31, 2008				
	Parent	Guarantor	Non-Guarantor	Eliminations	Total
			(In millions)		
Operating activities:					
Net cash provided by operating activities	$ (125)	$ 736	$ 98	$ —	$ 709
Investing activities:					
Purchases of property, plant and equipment	—	(288)	(16)	—	(304)
Issuances of notes receivable, net	(3,888)	(776)	(27)	4,526	(165)
Proceeds from repayments of notes receivable, net	—	1,488	76	(24)	1,540
Other, net	—	—	3	—	3
Net cash (used in) provided by investing activities	(3,888)	424	36	4,502	1,074
Financing activities:					
Proceeds from issuance of long-term debt related to separation	—	1,615	—	—	1,615
Proceeds from issuance of long-term debt related to guarantor/ non-guarantor	614	3,888	24	(4,526)	—
Proceeds from senior unsecured credit facility	2,200	—	—	—	2,200
Proceeds from senior unsecured notes	1,700	—	—	—	1,700
Proceeds from bridge loan facility	1,700	—	—	—	1,700
Repayment of long-term debt related to separation	—	(4,653)	(11)	—	(4,664)
Repayment of long-term debt related to guarantor/ non-guarantor	—	—	(24)	24	—
Repayment of senior unsecured credit facility	(395)	—	—	—	(395)
Repayment of bridge loan facility	(1,700)	—	—	—	(1,700)
Deferred financing charges paid	(106)	—	—	—	(106)
Change in Cadbury's net investment	—	(1,889)	(82)	—	(1,971)
Other, net	—	(4)	—	—	(4)
Net cash provided by (used in) financing activities	4,013	(1,043)	(93)	(4,502)	(1,625)
Cash and cash equivalents — net change from:					
Operating, investing and financing activities	—	117	41	—	158
Currency translation	—	—	(11)	—	(11)
Cash and cash equivalents at beginning of period	—	28	39	—	67
Cash and cash equivalents at end of period	$ —	$ 145	$ 69	$ —	$ 214

	Condensed Consolidated Statement of Cash Flows For the Year Ended December 31, 2007				
	Parent	Guarantor	Non-Guarantor	Eliminations	Total
			(In millions)		
Operating activities:					
Net cash provided by operating activities	$—	$ 504	$ 99	$—	$ 603
Investing activities:					
Acquisition of subsidiaries, net of cash	—	(30)	—	—	(30)
Purchases of investments and intangibles	—	(2)	—	—	(2)
Proceeds from disposals of investments and other assets	—	98	—	—	98
Purchases of property, plant and equipment	—	(218)	(12)	—	(230)
Proceeds from disposals of property, plant and equipment	—	4	2	—	6
Group transfer of property, plant and equipment	—	—	—	—	—
Issuances of notes receivable, net	—	(1,441)	(496)	—	(1,937)
Proceeds from repayments of notes receivable, net	—	604	404	—	1,008
Net cash used in investing activities	—	(985)	(102)	—	(1,087)
Financing activities:					
Proceeds from issuance of long-term debt	—	2,845	—	—	2,845
Repayment long-term debt	—	(3,130)	(325)	—	(3,455)
Excess tax benefit on stock-based compensation	—	4	—	—	4
Change in Cadbury's net investment	—	773	348	—	1,121
Net cash provided by financing activities	—	492	23	—	515
Cash and cash equivalents — net change from:					
Operating, investing and financing activities	—	11	20	—	31
Currency translation	—	2	(1)	—	1
Cash and cash equivalents at beginning of period	—	16	19	—	35
Cash and cash equivalents at end of period	$—	$ 29	$ 38	—	$ 67

	Condensed Consolidated Statement of Cash Flows For the Year Ended December 31, 2006				
	Parent	Guarantor	Non-Guarantor	Eliminations	Total
			(In millions)		
Operating activities:					
Net cash provided by operating activities	$—	$ 509	$ 72	$—	$ 581
Investing activities:					
Acquisition of subsidiaries, net of cash	—	(435)	—	—	(435)
Purchases of investments and intangibles	—	(39)	(14)	—	(53)
Proceeds from disposals of investments and other assets	—	53	—	—	53
Purchases of property, plant and equipment	—	(144)	(14)	—	(158)
Proceeds from disposals of property, plant and equipment	—	13	3	—	16
Group transfer of property, plant and equipment	—	—	—	—	—
Issuances of notes receivable, net	—	(18)	(73)	—	(91)
Proceeds from repayments of notes receivable, net	—	166	—	—	166
Net cash used in investing activities	—	(404)	(98)	—	(502)
Financing activities:					
Proceeds from issuance of long-term debt	—	2,086	—	—	2,086
Repayment long-term debt	—	(2,056)	—	—	(2,056)
Excess tax benefit on stock-based compensation	—	1	—	—	1
Change in Cadbury's net investment	—	(129)	26	—	(103)
Net cash provided by (used in) financing activities	—	(98)	26	—	(72)
Cash and cash equivalents — net change from:					
Operating, investing and financing activities	—	7	—	—	7
Currency translation	—	1	(1)	—	—
Cash and cash equivalents at beginning of period	—	8	20	—	28
Cash and cash equivalents at end of period	$—	$ 16	$ 19	$—	$ 35

26. Subsequent Events

Hansen Natural Distribution Agreement Termination

In October 2008, Hansen Natural notified the Company that they were terminating the agreements to distribute Monster Energy as well as other Hansen's beverage brands drinks in the United States effective December 11, 2008. Pursuant to the terms of the agreements, DPS received a payment of approximately $48 million in relation to the termination in February 2009. In December 2008, Hansen notified the Company that they were terminating the agreement to distribute Monster Energy drinks in Mexico, effective January 26, 2009. Pursuant to the terms of the agreement, in March 2009 the Company entered into a settlement agreement to receive approximately $5 million in relation to the termination.

27. Selected Quarterly Financial Data (unaudited)

The following table summarizes the Company's information on net sales, gross profit, net income and earnings per share by quarter for the years ended December 31, 2008 and 2007. This data was derived from the Company's unaudited consolidated financial statements.

For periods prior to May 7, 2008, DPS' financial data has been prepared on a "carve-out" basis from Cadbury's consolidated financial statements using the historical results of operations, assets and liabilities attributable to Cadbury's Americas Beverages business and including allocations of expenses from Cadbury. The historical Cadbury's Americas Beverages information is the Company's predecessor financial information. The results included below are not necessarily indicative of DPS' future performance and may not reflect the Company's financial performance had the Company been an independent, publicly-traded company.

For the Year Ended December 31,	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In millions, except per share data)			
2008				
Net Sales	$1,295	$1,545	$1,494	$1,376
Gross profit	730	851	785	754
Net income	95	108	106	(621)
Basic earnings (loss) per common share(1)	$ 0.38	$ 0.42	$ 0.41	$ (2.44)
Diluted earnings (loss) per common share(1)	$ 0.38	$ 0.42	$ 0.41	$ (2.44)
2007				
Net Sales	$1,257	$1,529	$1,521	$1,388
Gross profit	697	850	816	768
Net income	69	136	154	138
Basic earnings per common share(1)	$ 0.27	$ 0.54	$ 0.61	$ 0.54
Diluted earnings per common share(1)	$ 0.27	$ 0.54	$ 0.61	$ 0.54

(1) In connection with the separation from Cadbury on May 7, 2008, DPS distributed to Cadbury shareholders the common stock of DPS. On the date of the distribution 253.7 million shares of common stock were issued. As a result, on May 7, 2008, the Company had 253.7 million shares of common stock outstanding and this share amount is being utilized for the calculation of basic earnings per common share for all periods presented prior to the date of the Distribution. The same number of shares is being used for diluted earnings per common share as for basic earnings per common share as no common stock of DPS was traded prior to May 7, 2008, and no DPS equity awards were outstanding for the prior periods.

Subsequent to the issuance of the Company's unaudited interim Condensed Consolidated Financial Statements for the periods ended September 30, June 30, and March 31, 2008, the Company identified an error in the presentation in the previously reported net sales and cost of sales captions on the Statement of Operations. The Company did not eliminate certain intercompany net sales and cost of sales. The Company will restate its unaudited interim Condensed Consolidated Statement of Operations on Form 10-Qs during fiscal year 2009 to reflect the restatements shown below. These adjustments to the unaudited interim Condensed Consolidated Statements of Operations do not affect the Company's Condensed Consolidated Balance Sheets, Condensed Consolidated Statements of Changes in Stockholders' Equity, Condensed Consolidated Statements of Cash Flows, gross profit, income from operations or net income. The quarterly net sales detailed above reflect the restatement.

The following is a summary of the effect of the correction associated with Company's unaudited Condensed Consolidated Statements of Operations for the interim periods of 2008 and 2007 (in millions):

	As Previously Reported		As Restated	
2008	Net Sales	Cost of Sales	Net Sales	Cost of Sales
Three months ended March 31	$1,307	$ 577	$1,295	$ 565
Three months ended June 30	1,557	706	1,545	694
Six months ended June 30	2,864	1,283	2,840	1,259
Three months ended September 30	1,505	720	1,494	709
Nine months ended September 30	4,369	2,003	4,334	1,968

	As Previously Reported		As Restated	
2007	Net Sales	Cost of Sales	Net Sales	Cost of Sales
Three months ended March 31	$1,269	$ 572	$1,257	$ 560
Three months ended June 30	1,543	693	1,529	679
Six months ended June 30	2,812	1,265	2,786	1,239
Three months ended September 30	1,535	719	1,521	705
Nine months ended September 30	4,347	1,984	4,307	1,944
Three months ended December 31	1,401	633	1,388	620

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Based on evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) our management, including our Chief Executive Officer and Chief Financial Officer, has concluded that, as of December 31, 2008, our disclosure controls and procedures are effective to (i) provide reasonable assurance that information required to be disclosed in the Exchange Act filings is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission's rules and forms, and (ii) ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act are accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In making its assessment of internal control over financial reporting, management used criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Prior to separation, we relied on certain financial information, administrative and other resources of Cadbury to operate our business, including portions of corporate communications, regulatory, human resources and benefit management, treasury, investor relations, corporate controller, internal audit, Sarbanes Oxley compliance, information technology, corporate and legal compliance, and community affairs. In conjunction with our separation from Cadbury, we are enhancing our own financial, administrative, and other support systems. We are also refining our own accounting and auditing policies and systems on a stand-alone basis. Other than those noted above, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) occurred during the quarter that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. *OTHER INFORMATION*

Not applicable.

PART III

Pursuant to Instruction G(3) to Form 10-K, the information required in Items 10 through 14 is incorporated by reference from our definitive proxy statement, which is incorporated herein by reference.

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

Financial Statements

The following financial statements are included in Part II, Item 8 in this Annual Report on Form 10-K:

- Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006
- Consolidated Balance Sheets as of December 31, 2008 and 2007
- Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
- Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2008, 2007 and 2006
- Notes to Consolidated Financial Statements for the years ended December 31, 2008, 2007, and 2006

Exhibits:

See Index to Exhibits.

10.6† Second Amendment to the Agreement between Cadbury Schweppes Bottling Group, Inc. (now known as The American Bottling Company) and CROWN Cork & Seal USA, Inc., dated June 21, 2006 (filed as Exhibit 10.6 to Amendment No. 2 to the Company's Registration Statement on Form 10 (filed on February 12, 2008) and incorporated herein by reference).

10.7† Third Amendment to the Agreement between Cadbury Schweppes Bottling Group, Inc. (now known as The American Bottling Company) and CROWN Cork & Seal USA, Inc., dated April 4, 2007 (filed as Exhibit 10.7 to Amendment No. 2 to the Company's Registration Statement on Form 10 (filed on February 12, 2008) and incorporated herein by reference).

10.8† Fourth Amendment to the Agreement between Cadbury Schweppes Bottling Group, Inc. (now known as The American Bottling Company) and CROWN Cork & Seal USA, Inc., dated September 27, 2007 (filed as Exhibit 10.8 to Amendment No. 2 to the Company's Registration Statement on Form 10 (filed on February 12, 2008) and incorporated herein by reference).

10.9 Form of Dr Pepper License Agreement for Bottles, Cans and Pre-mix (filed as Exhibit 10.9 to Amendment No. 2 to the Company's Registration Statement on Form 10 (filed on February 12, 2008) and incorporated herein by reference).

10.10 Form of Dr Pepper Fountain Concentrate Agreement (filed as Exhibit 10.10 to Amendment No. 3 to the Company's Registration Statement on Form 10 (filed on March 20, 2008) and incorporated herein by reference).

10.11 Executive Employment Agreement, dated as of October 15, 2007, between CBI Holdings Inc. (now known as DPS Holdings Inc.) and Larry D. Young(1) (filed as Exhibit 10.11 to Amendment No. 2 to the Company's Registration Statement on Form 10 (filed on February 12, 2008) and incorporated herein by reference).

10.12 Executive Employment Agreement, dated as of October 13, 2007, between CBI Holdings Inc. (now known as DPS Holdings Inc.) and John O. Stewart(1) (filed as Exhibit 10.12 to Amendment No. 2 to the Company's Registration Statement on Form 10 (filed on February 12, 2008) and incorporated herein by reference).

10.13 Executive Employment Agreement, dated as of October 15, 2007, between CBI Holdings Inc. (now known as DPS Holdings Inc.) and Randall E. Gier(1) (filed as Exhibit 10.13 to Amendment No. 2 to the Company's Registration Statement on Form 10 (filed on February 12, 2008) and incorporated herein by reference).

10.14 Executive Employment Agreement, dated as of October 15, 2007, between CBI Holdings Inc. (now known as DPS Holdings Inc.) and James J. Johnston, Jr.(1) (filed as Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form 10 (filed on February 12, 2008) and incorporated herein by reference).

10.15 Executive Employment Agreement, dated as of October 15, 2007, between CBI Holdings Inc. (now known as DPS Holdings Inc.) and Pedro Herrán Gacha(1) (filed as Exhibit 10.15 to Amendment No. 2 to the Company's Registration Statement on Form 10 (filed on February 12, 2008) and incorporated herein by reference).

10.16 Executive Employment Agreement, dated as of October 1, 2007, between CBI Holdings Inc. (now known as DPS Holdings Inc.) and Gilbert M. Cassagne(1) (filed as Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form 10 (filed on February 12, 2008) and incorporated herein by reference).

10.17 Executive Employment Agreement, dated as of October 15, 2007, between CBI Holdings Inc. (now known as DPS Holdings Inc.) and John L. Belsito(1) (filed as Exhibit 10.17 to Amendment No. 2 to the Company's Registration Statement on Form 10 (filed on February 12, 2008) and incorporated herein by reference).

10.18 Separation Letter, dated October 3, 2007, to Gilbert M. Cassagne (filed as Exhibit 10.18 to Amendment No. 2 to the Company's Registration Statement on Form 10 (filed on February 12, 2008) and incorporated herein by reference).

10.19 Dr Pepper Snapple Group, Inc. Omnibus Stock Incentive Plan of 2008 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (filed on May 12, 2008) and incorporated herein by reference).

10.20 Dr Pepper Snapple Group, Inc. Annual Cash Incentive Plan (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K (filed on May 12, 2008) and incorporated herein by reference).

10.21 Dr Pepper Snapple Group, Inc. Employee Stock Purchase Plan (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K (filed on May 12, 2008) and incorporated herein by reference).

10.22 Amended and Restated Credit Agreement among Dr Pepper Snapple Group, Inc., various lenders and JPMorgan Chase Bank, N.A., as administrative agent, dated April 11, 2008 (filed as Exhibit 10.22 to Amendment No. 4 to the Company's Registration Statement on Form 10 (filed on April 16, 2008) and incorporated herein by reference).

10.23 Amended and Restated Bridge Credit Agreement among Dr Pepper Snapple Group, Inc., various lenders and JPMorgan Chase Bank, N.A., as administrative agent, dated April 11, 2008 (filed as Exhibit 10.23 to Amendment No. 4 to the Company's Registration Statement on Form 10 (filed on April 16, 2008) and incorporated herein by reference).

10.24 Guaranty Agreement, dated May 7, 2008, among the subsidiary guarantors named therein and JPMorgan Chase Bank, N.A., as administrative agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (filed on May 12, 2008) and incorporated herein by reference).

10.25 Dr. Pepper Snapple Group, Inc. 2008 Legacy Long Term Incentive Plan (filed as Exhibit 4.4 to the Company's Registration Statement on Form S-8 (filed on September 16, 2008) and incorporated herein by reference).

10.26 Dr. Pepper Snapple Group, Inc. 2008 Legacy Bonus Share Retention Plan, dated as of May 7, 2008 (filed as Exhibit 4.5 to the Company's Registration Statement on Form S-8 (filed on September 16, 2008) and incorporated herein by reference).

10.27 Dr. Pepper Snapple Group, Inc. 2008 Legacy International Share Award Plan, dated as of May 7, 2008 (filed as Exhibit 4.6 to the Company's Registration Statement on Form S-8 (filed on September 16, 2008) and incorporated herein by reference).

10.28 Amendment No. 1 to Guaranty Agreement dated as of November 12, 2008, among Dr Pepper Snapple Group, Inc., the subsidiary guarantors named therein and JPMorgan Chase Bank, N.A., as administrative agent (which amends the Guaranty Agreement, dated May 7, 2008, referred hereto as Exhibit 10.24) (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q (filed on November 13, 2008) and incorporated herein by reference).

21.1* List of Subsidiaries (as of December 31, 2008).

23.1* Consent of Deloitte & Touche LLP

31.1* Certification of Chief Executive Officer of Dr Pepper Snapple Group, Inc. pursuant to Rule 13a-14(a) or 15d-14(a) promulgated under the Exchange Act.

31.2* Certification of Chief Financial Officer of Dr Pepper Snapple Group, Inc. pursuant to Rule 13a-14(a) or 15d-14(a) promulgated under the Exchange Act.

32.1** Certification of Chief Executive Officer of Dr Pepper Snapple Group, Inc. pursuant to Rule 13a-14(b) or 15d-14(b) promulgated under the Exchange Act, and Section 1350 of Chapter 63 of Title 18 of the United States Code.

32.2** Certification of Chief Financial Officer of Dr Pepper Snapple Group, Inc. pursuant to Rule 13a-14(b) or 15d-14(b) promulgated under the Exchange Act, and Section 1350 of Chapter 63 of Title 18 of the United States Code.

---

* Filed herewith.

** Furnished herewith.

† Portions of this Exhibit have been omitted and filed separately with the Securities and Exchange Commission as part of an application for confidential treatment pursuant to the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dr Pepper Snapple Group, Inc.

By: /s/ John O. Stewart

Name: John O. Stewart

Title: Executive Vice President, Chief Financial Officer and Director

Date: March 26, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Larry D. Young Larry D. Young	President, Chief Executive Officer and Director	March 26, 2009
/s/ John O. Stewart John O. Stewart	Executive Vice President, Chief Financial Officer and Director	March 26, 2009
/s/ Angela A. Stephens Angela A. Stephens	Senior Vice President and Controller (Principal Accounting Officer)	March 26, 2009
/s/ Wayne R. Sanders Wayne R. Sanders	Chairman	March 26, 2009
/s/ John L. Adams John L. Adams	Director	March 26, 2009
/s/ Terence D. Martin Terence D. Martin	Director	March 26, 2009
/s/ Pamela H. Patsley Pamela H. Patsley	Director	March 26, 2009
/s/ Ronald G. Rogers Ronald G. Rogers	Director	March 26, 2009
/s/ Jack L. Stahl Jack L. Stahl	Director	March 26, 2009
/s/ M. Anne Szostak M. Anne Szostak	Director	March 26, 2009
/s/ Mike Weinstein Mike Weinstein	Director	March 26, 2009

STOCKHOLDER INFORMATION

Corporate Headquarters

Dr Pepper Snapple Group, Inc.
5301 Legacy Drive
Plano, TX 75024
972-673-7000
www.drpeppersnapple.com

Annual Meeting of Stockholders

Stockholders are invited to attend the 2009 Annual Meeting of Stockholders to be held at 10 a.m. (CDT) on Tuesday, May 19, 2009, at:
Dallas/Plano Marriott at Legacy Town Center
7120 Dallas Parkway
Plano, TX 75024

Form 10-K

Copies of Dr Pepper Snapple Group, Inc.'s Annual Report to the Securities and Exchange Commission on Form 10-K may be obtained without cost by submitting a request to the attention of the Investor Relations department at corporate headquarters or via the Investor Center section of the corporate Web site at www.drpeppersnapple.com.

Common Stock

The Company's Class A common stock is traded on the New York Stock Exchange under the trading symbol "DPS." There were 253,827,507 shares of our common stock issued and outstanding as of March 20, 2009.

Transfer Agent for Common Stock

Computershare Investor Services
250 Royall Street
Canton, MA 02021
877-745-9312

Independent Registered Public Accounting Firm

Deloitte & Touche LLP
2200 Ross Avenue, Suite 1600
Dallas, TX 75201

Investor Information

Earnings and other financial results, corporate news and other company information are available at www.drpeppersnapple.com. Investors wanting further information about DPS should contact the Investors Relations department at corporate headquarters at 972-673-7000 or http://investor.drpeppersnapple.com/contactus.cfm.

Trademark Information

This publication contains many of our owned or licensed trademarks and trade names, which we refer to as our brands. The Sunkist, Rose's and Margaritaville logos are registered trademarks of Sunkist Growers, Inc., Cadbury Ireland Limited and Margaritaville Enterprises, LLC, respectively, in each case used by us under license. All Sport is a registered trademark of All Sport, Inc. Big Red is a registered trademark of Big Red, Ltd. Hydrive is a registered trademark of Inov8 Beverage Company, LLC. *Indiana Jones and the Kingdom of the Crystal Skull* is a trademark of Lucasfilm Ltd. and Anheuser-Busch is a trademark of Anheuser-Busch, Incorporated. All other beverage product names and logos are registered trademarks of DPS or its subsidiaries.



DPS Board of Directors
As of February 11, 2009

From left to right: Larry D. Young; Wayne R. Sanders, Chairman of the Board, Corporate Governance and Nominating Committee (Chair); John L. Adams, Audit Committee; Pamela H. Patsley, Audit Committee; Terence D. Martin, Audit Committee (Chair), Corporate Governance and Nominating Committee; Ronald G. Rogers, Compensation Committee; Jack L. Stahl, Compensation Committee (Chair), Corporate Governance and Nominating Committee; John O. Stewart; M. Anne Szostak, Compensation Committee; Michael F. Weinstein


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DR PEPPER SNAPPLE GROUP | ANNUAL REPORT 2008

DRPEPPERSNAPPLE.COM

Dr Pepper Snapple Group
5301 Legacy Drive
Plano, TX 75024

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